Exhibit 99.4

XPeng Inc.
小鵬汽車有限公司*

(A company controlled through weighted voting rights
and incorporated in the Cayman Islands with limited liability)

NYSE : XPEV
HKEX : 9868



2023 ANNUAL REPORT

* For identification purposes only


G9

CONTENTS

Five-Year Financial Summary

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,				
	2019	2020	2021	2022	**2023**
	(RMB, in thousands)				
Total revenues	2,321,219	5,844,321	20,988,131	26,855,119	**30,676,067**
Total cost of sales	(2,879,360)	(5,578,332)	(18,365,576)	(23,766,728)	**(30,224,912)**
Gross (loss) profit	(558,141)	265,989	2,622,555	3,088,391	**451,155**
Total operating expenses	(3,234,727)	(4,646,555)	(9,419,700)	(11,903,082)	**(11,835,516)**
Loss from operations	(3,780,574)	(4,293,736)	(6,579,405)	(8,705,523)	**(10,889,434)**
Loss before income tax expenses and share of results of equity method investees	(3,691,672)	(2,730,762)	(4,837,106)	(9,118,358)	**(10,393,705)**
Net loss	(3,691,673)	(2,731,985)	(4,863,096)	(9,138,972)	**(10,375,775)**
Net loss attributable to ordinary shareholders of XPeng Inc.	(4,642,754)	(4,889,729)	(4,863,096)	(9,138,972)	**(10,375,775)**
Total comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(3,694,641)	(3,456,418)	(5,781,264)	(5,946,399)	**(10,089,161)**

CONSOLIDATED BALANCE SHEETS

	As of December 31,				
	2019	2020	2021	2022	**2023**
	(RMB, in thousands)				
ASSETS					
Total current assets	4,960,650	39,679,278	48,830,736	43,527,421	**54,521,629**
Total non-current assets	4,290,715	5,027,501	16,820,566	27,963,585	**29,640,912**
Total assets	9,251,365	44,706,779	65,651,302	71,491,006	**84,162,541**
LIABILITIES					
Total current liabilities	3,297,691	7,837,263	18,012,664	24,114,853	**36,111,562**
Total non-current liabilities	3,090,626	2,439,707	5,492,060	10,465,488	**11,722,452**
Total liabilities	6,388,317	10,276,970	23,504,724	34,580,341	**47,834,014**
SHAREHOLDERS'(DEFICIT) EQUITY					
Total shareholders' (deficit) equity	(6,830,430)	34,429,809	42,146,578	36,910,665	**36,328,527**

Key Achievements

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2023

- **Total deliveries of vehicles** were 141,601 in 2023, representing an increase of 17.3% from 120,757 in 2022.

- **XPENG's physical sales network** had a total of 500 stores, covering 181 cities as of December 31, 2023.

- **XPENG self-operated charging station network** reached 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations as of December 31, 2023.

- **Total revenues** were RMB30.68 billion for the year ended December 31, 2023, representing an increase of 14.2% from RMB26.86 billion for the year ended December 31, 2022.

- **Revenues from vehicle sales** were RMB28.01 billion for the year ended December 31, 2023, representing an increase of 12.8% from RMB24.84 billion for the year ended December 31, 2022.

- **Gross margin** was 1.5% for the year ended December 31, 2023, compared with 11.5% for the year ended December 31, 2022.

- **Vehicle margin**, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenue, was negative 1.6% for the year ended December 31, 2023, compared with 9.4% for the year ended December 31, 2022.

- **Fair value loss on derivative liability**, was RMB0.41 billion for the year ended December 31, 2023. For fiscal year 2023, this non-cash loss resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of shares by the Company for strategic minority investment by the Volkswagen Group.

- **Net loss** was RMB10.38 billion for the year ended December 31, 2023, compared with RMB9.14 billion for the year ended December 31, 2022. Excluding share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, **non-GAAP net loss** was RMB9.44 billion for the year ended December 31, 2023, compared with RMB8.43 billion for the year ended December 31, 2022.

- **Net loss attributable to ordinary shareholders of XPENG** was RMB10.38 billion for the year ended December 31, 2023, compared with RMB9.14 billion for the year ended December 31, 2022. Excluding share-based compensation expenses, fair value loss on derivative liability and fair value gain on derivative liability relating to the contingent consideration, **non-GAAP net loss attributable to ordinary shareholders of XPENG** was RMB9.44 billion for the year ended December 31, 2023, compared with RMB8.43 billion for the year ended December 31, 2022.

- **Basic and diluted net loss per American depositary share (ADS)** were both RMB11.92 for fiscal year 2023, compared with RMB10.67 for the prior year. **Basic and diluted net loss per ordinary share** were both RMB5.96 for fiscal year 2023, compared with RMB5.34 for the prior year. Each ADS represents two Class A ordinary shares.

- **Non-GAAP basic and diluted net loss per ADS** were both RMB10.85 for fiscal year 2023, compared with RMB9.84 for the prior year. **Non-GAAP basic and diluted net loss per ordinary share** were both RMB5.42 for fiscal year 2023, compared with RMB4.92 for the prior year.

- **Cash and cash equivalents, restricted cash, short-term investments and time deposits** were RMB45.70 billion as of December 31, 2023, compared with RMB38.25 billion as of December 31, 2022. Time deposits include short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Achievements

RECENT DEVELOPMENT

Deliveries in January, February and March 2024

- Total deliveries were 8,250 vehicles in January 2024.
- Total deliveries were 4,545 vehicles in February 2024.
- Total deliveries were 9,026 vehicles in March 2024.
- As of March 31, 2024, year-to-date total deliveries were 21,821 vehicles.

Launch of XPENG X9

On January 1, 2024, XPENG launched XPENG X9 ultra smart large seven-seater MPV and commenced deliveries during the same month.

Entry into Master Agreement on Strategic Technical Collaboration and Joint Sourcing Program with the Volkswagen Group

XPENG and the Volkswagen Group entered into a Master Agreement on Platform and Software strategic technical collaboration ("**Master Agreement**"), marking a significant milestone in the strategic partnership of both parties. As part of the Master Agreement, both parties also entered into a Joint Sourcing Program, targeting to jointly reduce the cost of the platform.

Forward-Looking Statement

This annual report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about XPENG's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG's goal and strategies; XPENG's expansion plans; XPENG's future business development, financial condition and results of operations; the trends in, and size of, China's EV market; XPENG's expectations regarding demand for, and market acceptance of, its products and services; XPENG's expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG's filings with the United States Securities and Exchange Commission. All information provided in this report is as of the Latest Practicable Date, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Business

OVERVIEW

We are a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that primarily appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.

Since our inception in 2015, we have become one of the leading Smart EV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full stack advanced driver assistance systems, ("**ADAS**"), software in house and have deployed such software on mass-produced vehicles. We started to roll out our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographical coverage has expanded swiftly in China.

Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid- to high-end segment in China's passenger vehicle market, with prices ranging from RMB150,000 to RMB400,000. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

We are building a rapidly expanding, diversified portfolio of attractive Smart EV models to capture the growing demand for Smart EVs and appeal to the differentiated needs of a broad customer base.

- In December 2018, we started delivery of the G3, which is our first Smart EV and a compact SUV.
- In May 2020, we started delivery of the P7, which is our second Smart EV and a sports sedan.
- In March 2021, we started delivery of the P7 Wing, which is a limited edition designed to accentuate the sporty and dynamic styling of the sports sedan with scissor-style front doors that are traditionally only available in luxury sports vehicles.
- In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.
- In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.
- In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.
- In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

- In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.
- In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023.
- In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

We currently offer the following models:

- P7 (sports sedan), with a wheelbase of 2,998 mm and CLTC range of 586 km.
- P5 (family sedan), with a wheelbase of 2,768 mm and CLTC range of 500 km.
- G9 (mid- to large-sized SUV), with a wheelbase of 2,998 mm and CLTC range between 570 km and 702 km.
- P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range between 550 km and 702 km.
- G6 (coupe SUV), with a wheelbase of 2,890 mm and CLTC range between 580 km and 755 km.
- X9 (seven-seater MPV), with a wheelbase of 3,160 mm and CLTC range between 610 km and 702 km.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. As of December 31, 2023, our physical sales network consisted of a total of 500 stores, covering 181 cities in China. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2023, XPENG self-operated charging station network further expanded to 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations. Our S4 supercharging stations have covered over 150 cities in China, including all of the tier-1 and the new tier-1 cities.

Business

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We currently manufacture our vehicles at our own Zhaoqing plant and Guangzhou plant. In addition, the construction of our new manufacturing base in Wuhan has been completed as of March 31, 2024, which is currently awaiting the inspection and acceptance procedures conducted by relevant government authorities.

Our total revenues grew rapidly from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, and further to RMB30,676.1 million in 2023. Our Smart EV deliveries increased from 98,155 units in 2021 to 120,757 units in 2022, and further to 141,601 units in 2023, representing a year-on-year growth rate of 17.3% between 2022 and 2023. Along with strong revenue growth, our gross profit margin decreased from 12.5% in 2021 to 11.5% in 2022, and decreased to 1.5% in 2023.

PRODUCTS

Our products include Smart EVs and advanced ADAS software system. We design, develop, manufacture and market Smart EVs, and we develop full-stack ADAS software system in-house. We design our Smart EVs to satisfy the needs and preferences of middle-class consumers in China. Primarily priced in the mid- to high-end segment, our Smart EVs offer customers a great-to-drive and great-to-be-driven experience, as well as compelling value proposition.

G3 and G3i

Our first mass-produced Smart EV, the G3, is a compact SUV and we started to deliver the G3 in December 2018. In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021. We have ceased the manufacturing and sale of the G3 and G3i.

P7 and P7i

Our second mass-produced Smart EV, the P7, is a four-door sports sedan. We started the production of the P7 and began delivery in May 2020. In November 2020, we unveiled the P7 Wing, a limited edition designed to maximize the sporty and dynamic style of the sports sedan with a pair of specifically-designed scissor-style front doors, which are traditionally only available in luxury sports vehicles. We started the delivery of the P7 Wing in March 2021.

In March 2023, we introduced and started delivering the P7i, which is the mid-cycle facelift version of the P7.

P5

In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021. We have deployed LIDAR technology to further enhance the perception capability of the P5, which we believe was the world's first mass-produced Smart EV equipped with LIDAR.

G9

In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In September 2023, we upgraded the G9 to 2024 Edition.

Featuring our powertrain system using 800V high-voltage Silicon Carbide (SiC) platform, the G9 demonstrates greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform. The Max trim of G9 can support our full-scenario ADAS, XNGP, by which we intend to offer advanced driver assistance in the full spectrum of driving scenarios from highways and carparks to complex city roads.

G6

In June 2023, we launched the G6, which is our fifth Smart EV and a coupe SUV, and started delivery to customers in July 2023.

Based on our next-generation technology architecture, SEPA 2.0, the G6 is equipped with our powertrain system and using 800V high-voltage SiC platform and features cutting-edge front and rear integrated aluminum body die-casting technology and Cell Integrated Body (CIB) battery-body integration technology. The Max trim of the G6 can support our full-scenarios ADAS, XNGP.

X9

In January 2024, we launched the X9, which is our sixth Smart EV and a large seven-seater MPV, and started delivery during the same month.

Based on our next-generation technology architecture, SEPA 2.0, the X9 is equipped with our powertrain system using 800V high-voltage SiC platform and features cutting-edge front and rear integrated aluminum body die-casting technology and CIB battery-body integration technology. The X9 is equipped with an active rear-wheel steering system and intelligent dual-chamber air suspension, providing customers with an enhanced driving experience. Also, the X9 features our next-generation smart in-car operating system, XOS Tianji. The Max trim of the X9 can support our full-scenarios ADAS, XNGP.

Plans to Launch New Models

We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We have invested in multiple powerful EV vehicle platforms over the past few years, including our fully established E-platform, F-platform and H-platform. Our future models will be based on these platforms and our next-generation technology architecture SEPA 2.0, adaptable and flexible with multiple vehicle platforms. We also acquired the smart vehicle business of DiDi relating to an A-class EV pursuant to the DiDi Share Purchase Agreement upon the initial closing on November 13, 2023. See the section headed "— Strategic Transactions." in this annual report.

Advanced ADAS Software

We rolled out our advanced ADAS software, XPILOT 3.0, through OTA firmware update, in January 2021. XPILOT 3.0 can support navigation guided pilot, or NGP, for highway driving and advanced automated parking.

In October 2022, we revealed our next-generation ADAS, XNGP, by which we intend to offer driver assistance in the full spectrum of driving scenarios from highways and carparks to complex city roads. We started to rollout our XNGP in March 2023, and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographic coverage has expanded swiftly in China. The XNGP experience was made available to the Max trim of each of the G6, the P7i, the G9 and the X9 models.

SMART EV DELIVERIES

The following table sets forth the number of our vehicles delivered to customers in the periods indicated:

	For the three months ended											
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	**March 31, 2023**	**June 30, 2023**	**September 30, 2023**	**December 31, 2023**
Total	13,340	17,398	25,666	41,751	34,561	34,422	29,570	22,204	**18,230**	**23,205**	**40,008**	**60,158**

OUR TECHNOLOGIES

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for consumers. By developing our proprietary software and hardware technologies, we are able to retain better control over the performance and experience of our Smart EVs and have the flexibility to continuously upgrade them.

Our ADAS

Since inception, we have dedicated significant research and development efforts in ADAS technology, which we believe is a key element for the Smart EV experience. Our research and development capabilities enable us to continuously improve our ADAS and achieve fast system iterations.

We rolled out NGP for highway driving and advanced automated parking, or the Valet Parking Assist, each of which is a function of our proprietary XPILOT 3.0, through OTA firmware updates in January 2021 and June 2021, respectively.

The NGP for highway driving is capable of autonomously changing lanes, overtaking other vehicles, recognizing traffic signs and construction signs, as well as adjusting speed. It also enables a vehicle to autonomously enter and exit a highway system, as well as switch from one highway to another.

The Valet Parking Assist, the advanced automated parking function of XPILOT 3.0, can memorize the locations and layouts of the parking lots that a driver frequently uses. Based on such information, the function enables the ADAS of a vehicle from the entrance of a parking lot to a memorized parking space, followed by the automated parking of the vehicle into such space.

At our fourth annual 1024 Tech Day, October 24, 2022, we revealed our next-generation ADAS, XNGP , by which we intend to offer driver assistance in the full spectrum of driving scenarios. When XNGP activated with a set destination, the vehicle itself can perform a wide range of driving tasks such as cruising, changing lanes, getting around stationary vehicles or obstacles, and navigate through intersections. We started to rollout our XNGP in March 2023, and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographic coverage has expanded swiftly in China.

Powertrain

Powertrain plays a critical role in our ability to deliver safe and high-performance EVs at competitive prices. Our Smart EV's powertrain consists of the battery system, electric drive system, high voltage system and vehicle control unit, or VCU. Leveraging our superior in-house research and development capabilities, we are able to differentiate our Smart EVs in key powertrain features, such as charging efficiency, battery safety, range, noise, drivability and digitization. The powertrain's ECUs are amenable to OTA firmware updates, which enable us to improve the powertrain's functions and customer experience after delivery.

Our Smart EVs' battery system utilizes high-energy density battery cells. We utilize lithium nickel manganese cobalt oxide, or NCM, cells and LFP cells for our batteries. Through our research and development efforts, we seek to enhance the energy density of the battery pack and reduce its cost, while also maintaining its safety, reliability and longevity.

We rolled out our powertrain system using 800V high-voltage SiC platform on the G9. As a result, the G9 demonstrated greater energy consumption efficiency and charging efficiency compared to other EVs built on a 400V platform. We intend to adopt 800V high-voltage SiC platform on new Smart EV models based on SEPA 2.0 in our future product roadmap. Going forward, we intend to leverage a growing suite of electrification technology innovations to improve our Smart EVs' range, charging speed and costs.

SEPA2.0

In April 2023, we unveiled our next-generation technology architecture SEPA 2.0 (Smart Electric Platform Architecture), which set the foundation for our future production models. SEPA 2.0 brought a series of more advanced architectural solutions, from our in-house development autonomous driving software to vehicle engineering. It is expected to shorten future models' R&D cycle and optimize R&D efficiency. Most of the architectural components will be compatible with new models, enabling us to meet diverse customer needs at optimized costs.

SEPA 2.0 is adaptable and flexible with multiple vehicle platforms for wheelbases between 1,800 mm and 3,200 mm and scalable to support a variety of vehicle types, including sedan, coupe, hatchback, wagon, SUV, MPV and pickup truck. SEPA 2.0 integrates various features, including smart technology (XNGP ADAS, Xmart OS in-car operating system and X-EEA electrical and electronic architecture), powertrain (800V high-voltage SiC platform, XPower 800V high-voltage oil-cooled flat-wire SiC integrated electric drive system, X-HP smart thermal management system and fast charging), and advanced manufacturing (front and rear integrated aluminum body die-casting technology, Cell Integrated Body (CIB) technology).

We started delivery of the G6, our first new production model built on SEPA 2.0 in July 2023, and the X9 in January 2024, which is also based on SEPA 2.0.

XOS Tianji

XOS Tianji is our next-generation smart in-car operating system, which offers a comprehensive suite of smart in-car functionality that aims to integrate our smart driving capabilities with next-generation smart cabin scenarios and advance the human-machine co-driving experience. It features multi-tasking on a single screen, a customizable XDock, real-time Surrounding Reality (SR) display, all-round safety warnings, and smart voice assistant. We expect XOS Tianji to serve as a sophisticated in-car companion and automotive expert for our consumers' daily use. In January 2024, we launched the X9, our first model equipped with XOS Tianji.

SALES AND MARKETING

We seek to cost-efficiently expand our customer reach and grow sales. We had a total of 500 stores, covering 181 cities in China as of December 31, 2023. Stores in our sales network include both stores directly operated by us and franchised stores, and in 2023 we increased our efforts on expansion through franchised stores.

While currently we primarily sell products and services in China's market, we also made positive progress in overseas markets. In December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. In 2022, we opened stores in the Netherlands, Sweden, Denmark and Norway. In February 2023, we launched the G9 mid- to large-sized SUV and the new P7 sports sedan for Europe and opened Delivery and Service Center in Norway. In the second quarter of 2023, we opened our Delivery and Service Centers consecutively in the Netherlands, Sweden, and Denmark.

COMPREHENSIVE SERVICES

We offer our customers a comprehensive suite of charging solutions and after-sales services, as well as various value-added services. These services offer our customers a convenient experience and enable full lifecycle engagement with our customers, which in turn improves their loyalty.

Charging Solutions

We aim to offer our customers a convenient charging experience by giving them access to a wide and expanding charging network in a cost-efficient manner. Our customers can choose to charge their EVs by home chargers, XPENG self-operated charging station network, or third-party charging stations. We will continue to expand the XPENG self-operated charging station network coverage, to provide greater accessibility and enhanced charging experience to our customers.

In September 2022, we launched seven 480kW S4 supercharging stations in five cities in China. Our S4 supercharging stations significantly shortened the charging time for our customers with the G9, the G6 and the X9, which are equipped with 800V high-voltage platform. As of December 31, 2023, XPENG self-operated charging station network further expanded to 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations. Our S4 supercharging stations have covered over 150 cities in China, including all of the tier-1 and the new tier-1 cities. We are one of the EV companies that have established self-operated charging networks in China, and we will continue to strategically expand the network of our XPENG self-operated charging stations to better serve our customers.

After-Sales Services and Warranty

We provide efficient after-sales services both offline and online. Offline services are available at our service centers and cover repairs and maintenance for our Smart EVs. We also provide online after-sales services, which are enabled by our cloud capabilities and high-speed connectivity of our Smart EVs. Our system is able to monitor vehicle performance status in real time, remotely diagnose certain vehicle malfunctions and potential issues and recommend solutions to prevent problems. Certain software-related issues can be resolved remotely through OTA updates. In addition, we have developed an intelligent remote diagnosis system, which detects potential system error before it occurs to ensure vehicle safety. We also offer competitive warranty terms for our Smart EVs.

Other Services

We also offer the following services.

- Insurance technology support. We provide technology support to our customers who purchased our Smart EVs so they may readily obtain automotive insurance from insurance companies. To offer a convenient experience, we leverage some intelligent functions with patented technology to help customers to quickly make insurance claims. In April 2023, GIIA, a Group VIE as an insurance intermediary with qualifications for nationwide sale of insurance products, collection of insurance premiums, investigation and settlement of losses on an agency basis, started operating and entered into cooperation agreements with certain mainstream insurance companies. We also announced strategic cooperation relationships with leading insurance companies to explore insurance products and services in relation to ADAS.

- Automotive loan referral and auto financing. We cooperate with financial institutions and connect them with customers who seek automotive financing solutions. To complement services of these financial institutions, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets.

STRATEGIC TRANSACTIONS

On July 26, 2023, we and the Volkswagen Group entered into the VW Technical Framework Agreement on strategic technical collaboration and the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us. Pursuant to the VW Technical Framework Agreement, we and the Volkswagen Group will cooperate on joint development of the two B-class battery electric vehicles models for sale in the Chinese market under Volkswagen brand, leveraging respective core competencies and our G9 platform and connectivity and ADAS software. Pursuant to the VW Share Purchase Agreement, on December 6, 2023, we completed the issuance of an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. Furthermore, on February 29, 2024, we and Volkswagen Group announced entry into a Master Agreement on Platform and Software Strategic Technical Collaboration (the "**Master Agreement**"), which accelerates the joint development of two B-class battery electric vehicles models for sale in the Chinese market under Volkswagen brand mentioned in the VW Technical Framework Agreement and paves the way for an extended and deeper strategic collaboration in the future. As part of the Master Agreement, we and the Volkswagen Group have also entered into a joint sourcing program for the common parts of vehicles and platform that used by both parties.

On August 27, 2023, we entered into a share purchase agreement with DiDi and Da Vinci Auto Co. Limited, a wholly-owned subsidiary of DiDi, to acquire, in consideration of the Company's newly issued Class A ordinary shares, the entire issued share capital of Xiaoju Smart Auto Co. Limited, which, together with its subsidiaries, is contemplated to be able to operate the smart auto development business previously conducted by DiDi. We and DiDi simultaneously entered into the DiDi Strategic Cooperation Agreement to embark on cooperation in various areas, including the research and development of the new Smart EV model, operation of the Company's Smart EV models on DiDi's ride sharing platform, marketing, financial and insurance services, charging, Robotaxi and the joint development of international market. On November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and DiDi's smart auto development business became wholly owned by us and its financial results have been consolidated into our consolidated financial statements. We may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under such agreement.

MANUFACTURING

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We take a lean production approach, with the aim of continuous optimization in operating efficiency and product quality. We currently manufacture our vehicles at our own Zhaoqing plant and Guangzhou plant. In addition, the construction of our new manufacturing base in Wuhan has been completed as of March 31, 2024, which is currently pending inspection and acceptance procedures conducted by relevant government authorities.

We historically produced the G3 through a contract manufacturing collaboration with Haima Automobile Co., Ltd, or Haima, in Zhengzhou, Henan province. We ceased the contract manufacturing arrangement with Haima in December 2021.

DATA PRIVACY AND SECURITY

We are committed to complying with applicable data protection laws and protecting the security of personal data. We mainly collect and store data relating to the usage of the ADAS system, infotainment system, as well as data collected through our sales and services channels. Such data primarily includes, among others, name, contact information and payment information. In addition, we also collect vehicle data of our Smart EVs, including, among others, vehicle condition, location information, assisted driving information, charging status, maintenance status, as well as information of the in-car infotainment system, such as information relating to smart voice assistant, smart navigation, music, data traffic and third-party apps. Such data is collected in accordance with applicable data protection laws and regulations. Our privacy policy, which is provided to every customer, describes our data processing activities. Specifically, we undertake to manage and use the data collected from customers in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss, or leakage of customer data and will not disclose sensitive customer data to any third party without appropriate and necessary business needs, except under legal requirement or certain circumstances specified in the customer consent. We implement data security measures, for instance, access control and identity verification. We strictly limit and monitor employee access to

customer personal data. We provide data privacy and information security training to these employees and require them to report any information security breach. Our business partners may have access to the data collected within the scope of their service. We take various measures, such as entering into separate confidentiality agreements or data protection agreements with our business partners, adopting necessary data security measures such as encryption, to protect such data.

We use a variety of technologies to protect the data with which we are entrusted. For example, we segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We anonymize personal data by removing personally identifiable information, when such information is not relevant to our business. We encrypt personal data in transit, using sophisticated security protocols to ensure the integrity and confidentiality. We back up our personal data and operating data on a regular basis in separate back-up systems to minimize the risk of customer data loss or leakage. Whenever an issue related to data privacy is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We also have a dedicated privacy and security team and a Data Protection Officer responsible for data protection. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and prevalent industry practice in all material aspects.

COMPETITION

We have strategically focused on offering Smart EVs for the mid- to high-end segment of China's passenger vehicle market. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our Smart EVs also compete with ICE vehicles in the mid- to high-end segment offered by traditional OEMs. Furthermore, traditional OEMs that have strong brand recognition, substantial financial resources, sophisticated engineering capabilities and established sales channels may shift their focus towards the EV market in the future. We believe that our competitive advantage over existing and potential competitors lies in our innovative product offerings localized for consumers in China, ability to offer a great-to-drive and great-to-be-driven experience, robust software and hardware technologies, scalable and efficient platforms and our winning Smart EV team.

INTELLECTUAL PROPERTY

We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights.

EMPLOYEES

As of December 31, 2021, 2022 and 2023, we had a total of 13,978, 15,829, and 13,550 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2023.

Function	Number of Employees	Percentage to Total
Research and development	5,401	39.9%
Sales and marketing	4,755	35.1%
Manufacturing	2,879	21.2%
General and administration	91	0.7%
Operation	424	3.1%
Total	13,550	100%

As of December 31, 2023, 13,268 of our employees were based in mainland China or Hong Kong, and 282 of our employees were based overseas.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased additional commercial health insurance to increase insurance coverage of our employees. Historically, we have offered and sold our Smart EVs to our employees at discounts. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires within two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes causing material negative publicity.

FACILITIES

We own land use rights with respect to a parcel of land of over 600,000 square meters in Zhaoqing, Guangdong Province, and such land use rights expire in 2067. We have constructed our Zhaoqing plant on this parcel of land, and the plant has an approved construction area of over 440,000 square meters. We purchased land use rights with respect to an additional parcel of land of over 370,000 square meters in Zhaoqing, Guangdong Province with a construction area of over 220,000 square meters, and such land use rights expire in 2070. We own land use rights with respect to a parcel of land of over 63,000 square meters in Guangzhou, Guangdong Province, and such land use rights expire in 2070. We have constructed our manufacturing facility, which conducts trial production and manufactures charging solutions and electric drive system, on this parcel of land, and the plant has a construction area of over 117,000 square meters. We also own land use rights with respect to a parcel of land of over 68,000 square meters with respect to our technology park in Guangzhou, Guangdong Province, and such land use rights expire in 2061. We also own land use rights with respect to a parcel of land of over 1,000,000 square meters in Wuhan, Hubei Province, and such land use rights do not expire until 2072 or at a later time. We have commenced the construction of a new manufacturing base on this parcel of land in July 2021. As of March 31, 2024, the construction of our new manufacturing base in Wuhan has been completed and is pending inspection and acceptance procedures conducted by relevant government authorities. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of our new manufacturing base in Wuhan and our technology park in Guangzhou were secured for the long-term bank loans with a total appraised value of RMB4.26 billion.

We also maintain a number of leased properties. Our Guangzhou plant is located in Guangzhou, Guangdong Province, where we lease over 375,000 square meters of land with 230,000 square meters of construction area. Our corporate headquarters is located in Guangzhou, Guangdong Province, where we lease over 117,000 square meters of properties primarily for corporate administration, research and development, trial production and testing. In addition, we lease a number of properties in Beijing, Shanghai and Shenzhen, as well as in Silicon Valley and San Diego in the United States, primarily for research and development and sales and marketing. We also lease a number of facilities for our direct stores, self-operated charging stations and logistics centers across China and several flexible workspaces or co-working spaces in Denmark, the Netherlands, Norway Sweden and Germany.

We intend to add new facilities or expand our existing facilities as we scale up our business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

INSURANCE

We maintain property insurance, public liability insurance and driver's liability insurance. Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in China. We also purchase additional commercial health insurance to increase insurance coverage of our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with the industry and adequate to cover our key assets, facilities and liabilities.

LEGAL PROCEEDINGS

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

RAW MATERIALS AND SUPPLIERS

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs. We use various components and raw materials in our business, such as steel and aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and thus our business and operating results are subject to variability in the cost and availability of these components and materials. See "Risk Factors — Risks Relating to Our Business and Industry — Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business." and "Risk Factors — Risks Relating to Our Business and Industry — We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us."

We procure components from both domestic suppliers and global suppliers, and choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation. To improve cost efficiency and control supply chain risk, a majority of our components are purchased in China.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

PRC Permissions and Approvals

We have obtained all requisite permissions and approvals that are material to the Group's operations in China as of the date hereof, including Zhaoqing Xiaopeng New Energy Investment Co., Ltd., or Zhaoqing Xiaopeng New Energy, and our Smart EVs (the P5, the P7, the G9, the G6 and the X9) being listed in Announcement of the Vehicle Manufacturers and Products issued by the Ministry of Industry and Information Technology of PRC (the "**MIIT**"), which is the entry approval for Zhaoqing Xiaopeng New Energy to become a qualified manufacturer for the manufacturing and sales of our Smart EVs. Given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations. For details, see the section headed "Risk Factors — Risks Relating to Our Business and Industry — Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations" in this annual report.

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas by China-based issuers. For more detailed information, see the sections headed "Business — Regulations — Regulations on M&A Rules and Overseas Listings" and "Business — Regulations — Regulation Related to Internet Security and Privacy Protection" in this annual report. According to these new laws and regulations and the draft laws and regulations, if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing, reporting procedures with or obtain approval from the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, we cannot assure you that we can obtain the required approval or accomplish the required filing or other regulatory procedures in a timely manner, or at all. For details, see the sections headed "Risk Factors — Risks Relating to Our Business and Industry — Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences," "Risk Factors — Risks Relating to Our Business and Industry — Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties." and "Risks Factors — Risks Relating to Our Corporate Structure — Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations".

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, which was most recently amended in December 2023 and will become effective in July 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People's Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where "pre-entry national treatment" means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and "negative list" means the special administrative measures for foreign investment's entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors

who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version), or the 2021 Foreign Investment Negative List, as promulgated on December 27, 2021 by the National Development and Reform Commission (the "**NDRC**"), and the Ministry of Commerce (the "**MOFCOM**"), and taking effect from January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the MOFCOM on October 26, 2022 and taking effect on January 1, 2023. Industries not listed in these two catalogues are generally deemed "permitted" for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation (the "**SAMR**"), or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Regulation Related to Manufacturing New Energy Passenger Vehicles

Under the PRC laws, a newly-established manufacturer of new energy passenger vehicles shall first complete the filings with the competent local counterpart of the NDRC, and thereafter obtain the entry approvals from the MIIT, for itself and the new energy passenger vehicles to be manufactured by them.

On June 2, 2015, the NDRC and the MIIT promulgated the Administrative Measures for Newly-established Manufacturers of Pure Electric Passenger Vehicles, or Circular 27, which took effect on July 10, 2015. According to Circular 27, a newly-established manufacturer for pure electric passenger vehicles shall satisfy specific requirements including, among others, having complete vehicle research and development capabilities, power systems and other necessary technologies, and shall obtain the NDRC approval with respect to the project investments in manufacturing the pure electric passenger vehicles. According to the Administrative Measures for Investment in Automobile Industry, which was subsequently promulgated by the NDRC on December 10, 2018 and took effect on January 10, 2019, the projects in relation to newly-established manufacturer for pure electric passenger vehicles shall be filed with the competent provincial counterpart of the NDRC, which supersedes the requirement of obtaining the approval from the NDRC under Circular 27.

In addition, according to the Administrative Measures for the Entry of Manufacturers of New Energy Vehicles and the Products promulgated by the MIIT on January 6, 2017, which took effect on July 1, 2017 and last amended on July 24, 2020, or Circular 39, the MIIT is responsible for the national-wide administration of new energy vehicles and their manufacturers. The manufacturers shall apply to the MIIT for the entry approval to become a qualified manufacturer in China and shall further apply to the MIIT for the entry approval for the new energy vehicle products before commencing the manufacturing and sale of the new energy vehicle products in China. Both of the new energy vehicle products and their manufacturers will be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT from time to time, or the Manufacturers and Products Announcement, if they have obtained the entry approval from the MIIT.

Furthermore, to obtain the entry approvals from the MIIT, the manufacturers shall meet certain requirements, including, among others, having obtained the approvals or completed the filings with the NDRC in relation to the project investments in manufacturing the electric vehicles, having capabilities in the design, development and manufacture of automotive products, ensuring product consistency, providing after-sales service and product safety assurance, and the new energy vehicles shall meet the technical criteria contained in Circular 39 and other safety and technical requirements specified by the MIIT and pass the inspections conducted by the relevant state-recognized testing institutions. Any manufacturer manufacturing the new energy vehicles without obtaining the entry approval or selling new energy vehicles not listed in the Manufacturers and Products Announcement may be subject to penalties including fines, forfeiture of illegally manufactured and sold vehicles and spare parts and revocation of its business licenses.

Regulation Related to Compulsory Product Certification

According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine (the "**QSIQ**"), which was merged into the SAMR afterwards, on July 3, 2009 and became effective on September 1, 2009 and as most recently revised on September 29, 2022 and implemented on November 1, 2022, and according to the List of the First Batch of Products Subject to Compulsory Product Certification as promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee, or the CAA on December 3, 2001, and became effective on the same day, QSIQ are responsible for the quality certification of automobiles. Automobiles and the relevant accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by CAA as qualified products and granted certification marks.

Regulation Related to Government Subsidies and Exemption of Vehicle Purchase Tax for Purchasing New Energy Vehicles

On April 22, 2015, the Ministry of Finance (the "**MOF**"), the Ministry of Science and Technology (the "**MOST**"), the MIIT and the NDRC jointly promulgated the Circular on Financial Subsidies on the Promotion and Application of New Energy Vehicles from 2016 to 2020, or the NEV Financial Subsidies Circular, which took effect on the same day. The NEV Financial Subsidies Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application issued by the MIIT, or the Recommended NEV Catalogue, may enjoy government subsidies. A purchaser may purchase a new energy vehicle from a manufacturer by paying the price deducted by the subsidy amount, and the manufacturer may obtain the subsidy amount from the PRC central government after such new energy vehicle is sold to the purchaser. Our products, the G3 and the P7, are eligible for such subsidies. Furthermore, a preliminary phase-out schedule for the provision of subsidies during the period from 2016 to 2020 contained in NEV Financial Subsidies Circular specifies that the subsidy amount per vehicle, or subsidy criteria, for the year 2017 to 2018 will be reduced by 20% compared to that of the year 2016, and the subsidy criteria for the year 2019 to 2020 will be reduced by 40% compared to that of the year 2016.

Business

On December 29, 2016, the MOF, the MOST, the MIIT and NDRC jointly promulgated the Circular on Adjusting the Subsidy Policies on Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the NEV Subsidy Policies, which became effect on January 1, 2017, to enhance the technical requirements and adjust the subsidy criteria of qualified new energy vehicles in the Recommended NEV Catalogue. The Circular on Adjusting the NEV Subsidy Policies caps the subsidy amount from the local governments at 50% of the subsidy amount from the central government, and further specifies that national and local subsidies for purchasers purchasing new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to the then-existing subsidy standards. The MOF, the MOST, the MIIT and the NDRC promulgated a series of circulars in 2018 and 2019 to further adjust the technical requirements and subsidy criteria of new energy vehicles eligible for government subsidies.

On April 23, 2020, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Improving Subsidy Policies on Promotion and Application of New Energy Vehicles, which took effect on the same day, or the 2020 NEV Financial Subsidies Circular, which extends the implementation period of financial subsidy policy for new energy vehicles to the end of 2022. The 2020 NEV Financial Subsidies Circular further specifies that the subsidy criteria for new energy vehicles during the period from year 2020 to 2022 will generally be reduced by 10%, 20% and 30% compared to the subsidy standard of the previous year respectively, and the number of vehicles eligible for the subsidies will not exceed approximately two million each year. Furthermore, on December 31, 2020 and December 31, 2021, the abovementioned authorities further promulgated another two similar circulars to reiterate the principles including among others, the subsidy criteria reduction rate as stipulated in the 2020 NEV Financial Subsidies Circular.

On December 26, 2017, the MOF, the State Administration of Taxation, or the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax is not imposed on purchases of qualified new energy vehicles listed in the Catalogue of New Energy Vehicle Models Exempted from Vehicle Purchase Tax jointly issued by MIIT and the SAT. On April 16, 2020, the MOF, the SAT and the MIIT further promulgated the Announcement on Relevant Policies for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which took effect on January 1, 2021, and further extended the exemption period for the vehicle purchase tax of new energy vehicles to December 31, 2022. Furthermore, on September 18, 2022, the MOF, the SAT and the MIIT stipulated the Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which continues to extend the exemption period for the vehicle purchase tax for new energy vehicles to December 31, 2023. On June 19, 2023, the MOF and the MIIT issued the Announcement on Continuation and Optimization for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, pursuant to which new energy vehicles purchased during the period from January 1, 2024 to December 31, 2025 shall be exempted from the vehicle purchase tax and the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000; new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 shall be subject to the vehicle purchase tax at a reduced rate by half and the exemption amount for each new energy passenger vehicle shall not exceed RMB15,000.

Regulation Related to Electric Vehicle Charging Infrastructure

Pursuant to the Guiding Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles which took effect on July 14, 2014, the Guiding Opinions of the General Office of the State Council on Accelerating the Construction of Charging Infrastructure of the Electric Vehicle which took effect on September 29, 2015, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015–2020) which took effect on October 9, 2015 and the Development Plan for the New-energy Vehicle Industry (2021–2035) which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and requires relevant local authorities to adopt simplified construction approval procedures and expedite the approval process. In particular, only newly-built centralized charging and battery replacement power stations with independent land occupation are required to obtain the construction approvals and permits from the relevant authorities. Government guidance price should be implemented in managing the rate of the charging service fees before the year 2020. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructure in Residential Areas jointly promulgated by the NDRC, the National Energy Administration, the MIIT and the Ministry of Housing and Urban-Rural Development on July 25, 2016 provides that charging infrastructures in residential areas should be covered by product liability insurance policies and charging safety liability insurance policies, and operators of electric vehicle charging and battery swap infrastructure facilities are required to be covered under safety liability insurance policies. Furthermore, on January 10, 2022, the NDRC, together with other competent government authorities, promulgated the Implementation Opinions on Further Improving the Service Guarantee Capability of Electric Vehicle Charging Infrastructure, targeting to further strengthen the electric vehicle charging infrastructure's capacity by optimizing the construction of urban public charging network and accelerating the effective coverage of the fast-charging facilities on the highways. In addition, on July 20, 2023, the NDRC and the MIIT, together with several other government authorities, promulgated the Several Measures for Promoting Automobile Consumption, which aims to strengthen the construction of supporting facilities for new energy automobiles by, among others, accelerating the construction of charging infrastructure in townships and countries, highways, residential areas and other locations.

In addition, various local governmental authorities have implemented measures to encourage the construction and development of the electric vehicle charging infrastructure. For instance, on April 3, 2020, the Municipal Bureau of Industry and Information Technology of Guangzhou promulgated the Circular on Measures of Promoting Automobile Production and Consumption of Guangzhou, which took effect on the same day and will remain effective until December 31, 2020, aiming, among other things, to promote the construction of ancillary facilities of the new energy vehicles, including the charging facilities in areas such as public carparks and industry parks.

Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs and the QSIQ jointly promulgated the Measures for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprise, which were last amended on June 29, 2023 and took effect on August 1, 2023. Pursuant to the measures, the vehicle manufacturers and vehicle importers above a certain scale are required to maintain their new energy vehicles credits (the "**NEV credits**"), above zero. The NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores calculated in a manner as stipulated under the measures. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers.

According to these measures, the requirements on the NEV credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products which fuel consumption does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles will not be listed in the Manufacturers and Products Announcement or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the relevant rules and regulations.

Regulation Related to Automobile Sales and Consumer Rights Protection

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and most recently amended on December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and may be subject to confiscation of the products and fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the violator's business license may be revoked. Pursuant to the Regulations on the Administration of Recall of Defective Automobile Products, which was issued by the State Council on October 22, 2012 and amended on March 2, 2019, together with the relevant implementing measures as issued by the SAMR, or the Recall Regulations, manufacturers shall recall all defective automobiles in accordance with requirements contained therein; otherwise, the product quality supervision department of the State Council shall order manufacturers to recall accordingly. On November 23, 2020, the SAMR issued a Circular on Further Strengthening the Regulation of Recall of Automobile with Over-The-Air (OTA) Technology (the "**OTA Recall Circular**"), pursuant to which automobile manufacturers that provide technical services to sold automobiles through OTA technology are required to complete filings with the SAMR in accordance with the Recall Regulations, and for technical services through OTA implemented from January 1, 2020 to the date of issuance of the OTA Recall Circular, the automobile manufacturers shall make supplementary filings with the SAMR before December 31, 2020. In addition, if an automobile manufacturer uses OTA technology to eliminate defects and recalls its defective products, it shall make a recall plan and complete a filing with the SAMR in accordance with the Recall Regulations.

According to the Administrative Measures on Automobile Sales promulgated by the MOFCOM on April 5, 2017, which took effect on July 1, 2017, automobile suppliers and dealers shall sell automobiles, spare parts and other related products that are in compliance with relevant provisions and standards of the state, and the dealers shall, in an appropriate manner, expressly indicate the prices of automobiles, spare parts and other related products as well as the rates of charges for various services on their business premises, and shall not sell products at higher prices or charge other fees without express indication. Automobile suppliers and dealers are required to file the basic information through the information management system for the national automobile circulation operated by the competent commerce department of the State Council within 90 days after the receipt of a business license. Where there is any change to the filed information, automobile suppliers and dealers must update such information within 30 days upon such change. The Guiding Opinions on Further Strengthening the Construction of Safety System for New Energy Vehicle Enterprises issued by the MIIT, together with certain other PRC governmental authorities, on March 29, 2022, proposes to comprehensively enhance the safety capabilities of enterprises in safety management mechanism, product quality, operation monitoring, after-sales service, accident response and handling, as well as enhance network security, improve the safety of new energy vehicles, and promote the high-quality development of the new energy vehicle industry.

According to the Notice on the Filing of Online Upgrade of Automotive Software promulgated and implemented by the MIIT Equipment Industry Development Center on April 15,2022, filing shall be made for a vehicle manufacturer that has obtained the manufacturing permission license for road vehicles, the vehicle products with OTA upgrade function produced by it and the OTA upgrade activities conducted, with tiered filing based on the impact assessment of specific upgrading activities. In particular, it can be divided into three categories: (i) for upgrading activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises may directly conduct such upgrading activities after filing; (ii) for upgrading activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other relevant requirements. Among them, for upgrading activities involving the change of technical parameters in this Notice, enterprises shall apply for product change or extension with the MIIT in accordance with the management requirements of this Notice before filing such upgrading activities, with such upgrade subject to the completion of product admission under this Notice according to the process so as to ensure the consistency of vehicle product production; and (iii) for upgrading activities involving vehicle autonomous driving functions (Level 3 and above of driving automation classification), they should be approved by the MIIT.

Furthermore, the Consumer Rights and Interests Protection Law, as promulgated on October 31, 1993 and most recently amended in 2013 by the Standing Committee of the National People's Congress of China (the "**SCNPC**"), imposes stringent requirements and obligations on business operators. Failure to comply with the consumer protection requirements could subject the business operators to administrative penalties including warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation Related to Value-added Telecommunications Services

Among all of the applicable laws and regulations, the PRC Telecommunications Regulations, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish "basic telecommunications services" from "value-added telecommunications services" (the "**VATS**"). VATS are defined as telecommunications and information services provided through public networks. A telecom catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was most recently updated in June 2019.

The Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2009 and most recently amended in July 2017, set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In addition, pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, "internet information services" refers to the provision of information through the internet to online users, and are divided into "commercial internet information services" and "non-commercial internet information services". A provider of commercial internet information service must obtain the VATS License for internet information service. If the operator provides internet information on a non-commercial basis, it only needs to file the relevant information with the provincial Communication Administration.

According to the 2021 Foreign Investment Negative List and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022 and replaced the previous version afterwards, as for the telecommunications businesses open for foreign investment according to China's WTO commitment, except as otherwise stipulated by the state, the equity interest of foreign investors in the value-added telecommunications enterprises shall not exceed 50%.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign-invested enterprise and apply for a telecommunications business operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications business operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications service operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) value-added telecommunications enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular or cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulation Related to Online Taxi Booking Services

On July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the MOFCOM, the SAMR, the QSIQ, and the Cyberspace Administration of China jointly promulgated the Administrative Measures for the Business of Online Taxi Booking Services (the "**Online Taxi Booking Services Measures**"), which took effect on November 1, 2016 and was most recently amended on November 30, 2022, to regulate the business activities of online taxi booking services, and ensure safety of the passengers. According to the Online Taxi Booking Services Measures, before carrying out online taxi booking services, an enterprise serving as the online taxi booking service platform shall obtain the permit for online taxi booking business from the competent local taxi administrative department, complete the record-filing of internet information services with the competent provincial traffic administrative department, and complete the filings with the authority designated by the public security department of the provincial government of the place where the operator of the online taxi booking service platform is located, within 30 days after its network is officially connected. Vehicles used for the online taxi booking services shall install satellite positioning and emergency alarming devices and fulfill the criteria of safe operations, and the competent taxi

administrative departments will issue a transportation permit for vehicles used for online taxi booking services that satisfy the prescribed conditions and such vehicles will be registered as vehicles for pre-booked passenger transport. In addition, drivers engaging in the online taxi booking services shall satisfy the requirement of driving experience, no criminal offence or violent crime record to obtain his license for online taxi booking services. Furthermore, various local governmental authorities have promulgated implementing rules to stipulate the requirements for online taxi booking service platforms, vehicles and drivers. For instance, on November 28, 2016, the People's Government of Guangzhou promulgated the Administrative Measures for the Business Operation of Online Taxi Booking Services of Guangzhou, taking effect on the same day and most recently amended on November 14, 2019, which reiterates that an enterprise serving as the online taxi booking platform shall fulfill the requirements stipulated in the Online Taxi Booking Services Measures and obtain the permit for operating online taxi booking business from the municipal traffic administrative department in Guangzhou.

Regulation Related to Financing Lease

According to the Administrative Measures of Supervision on Financing Lease Enterprises formulated by the MOFCOM and effective on October 1, 2013, financing lease enterprises shall use lease properties with clear ownership and capable of generating revenue to carry out the financing lease business and shall report the relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System. Financing lease enterprises shall not engage in deposits, loans, entrusted loans or other financial services. Without approval of the relevant government authorities, financing lease enterprises shall not engage in inter-bank borrowing or other businesses and must not carry out illegal fundraising activities under the disguise of a financing lease company. In addition, the measures also provide that financing lease enterprises shall give adequate consideration to and objectively evaluate the value of assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

Furthermore, the PRC Civil Code promulgated by the National People's Congress and effective on January 1, 2021 sets forth general terms about financing lease contracts and further provides that the lessor and the lessee may agree on the ownership of the leased property upon expiry of the lease term. If the ownership of the leased property is not or is not clearly agreed between the parties and cannot be determined pursuant to the PRC Civil Code, the leased property shall be owned by the lessor.

Our auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets.

Regulation Related to Insurance Agency

According to the Provisions on the Supervision and Administration of Insurance Agents, or the Insurance Agents Provisions, issued on November 12, 2020 and took effect on January 1, 2021 by the China Banking and Insurance Regulatory Commission (the "**CBIRC**"), the predecessor of the National Financial Regulatory Administration, an insurance agent refers to an entity or an individual entrusted by insurance companies to handle insurance business by and within the authorization of, and which collects commissions from insurance companies, including the professional insurance agency, the ancillary-business insurance agency and the individual insurance sales agent. In order to engage in insurance agency business, a professional insurance agency shall obtain an insurance agency business permit issued by the National Financial Regulatory Administration or its local counterpart. After obtaining the business license, the insurance agency

company has to satisfy the requirements prescribed by Insurance Agents Provisions or other relevant regulations on the shareholder and management qualification, capital contribution, articles of association, corporate governance and internal control procedures with viable business model and sound business and financial information system.

In addition, professional insurance agencies shall, within 5 days from the date of occurrence of any of the following circumstances, report to the National Financial Regulatory Administration through the supervision information system and make public disclosure: (i) change of name, domicile or business address; (ii) change of shareholders, registered capital or the form of organization; (iii) change of name or capital contribution of a shareholder; (iv) amendments to the articles of association; (v) equity investment in, or establishment of offshore insurance institutions or non-operating institutions; (vi) division, merger, dissolution, or termination of insurance agency business activities of branches; (vii) change of the principal person-in-charge of a sub-branch; (viii) administrative penalties, civil punishment or pending investigation of suspected illegal crime; or (ix) other reportable events prescribed by the insurance regulatory body under the State Council.

Regulation Related to Internet Security and Privacy Protection

PRC governmental authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decision in Relation to Protection of Internet Security enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, provides that, among other things, the following activities conducted through the Internet are subject to criminal punishment: (i) gaining improper entry into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of State regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet, etc.

On July 1, 2015, the SCNPC issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines "networks" as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. "Network operators", who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system's protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity

events, taking measures to classify, backup and encrypt important data; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. Furthermore, on September 12, 2022, the CAC released the Draft Amendment to the Cybersecurity Law, which increases the legal liability for violations under the current Cybersecurity Law, integrates and unifies the penalties for violation of network operation security protection obligations, violation of critical information infrastructure security protection obligations and violation of personal information protection obligations. Since the Amendment was released only for soliciting public comments at this stage, uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

Pursuant to the Notice of the Supreme People's Court, the Supreme People's Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute a crime of infringing upon a citizen's personal information: (i) providing a citizen's personal information to specified persons or releasing a citizen's personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen's consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen's personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen's personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, the Opinions of the Supreme People's Court, the Supreme People's Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provide detailed procedures on facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks.

On March 13, 2019, the Cyberspace Administration of China (the "**CAC**") and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center. The China Cybersecurity Review Technology and Certification Center has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

Furthermore, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators' self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior

constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users' consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users' consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a "critical information infrastructure" refers to an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people's livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

The Administrative Provisions on Security Vulnerability of Network Products were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to these provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to these provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cybersecurity Law.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. In addition to processing of personal information within the PRC, the PRC Personal Information Protection Law also applies to the processing of personal information outside the PRC under any of the following circumstances: (i) where the purpose is to provide products or services to individuals within the PRC; (ii) when analyzing or assessing the activities of domestic individuals; or (iii) other circumstances as stipulated by laws and administrative regulations. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

On November 14, 2021, the CAC published a discussion draft of Administrative Measures for Internet Data Security for public comment until December 13, 2021, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users' personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft measures also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft measures also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted, and substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

Business

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users' individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, as these measures were recently adopted, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC government authorities may have discretion in the interpretation and enforcement of these measures.

To apply for a cybersecurity review, the relevant operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data transfer, which came into effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstances to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC

promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstances to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. However, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. Invention patents are valid for twenty years, utility model patents are valid for ten years, and since June 1, 2021, the validation period for design patents whose application date is after June 1, 2021 are extended to fifteen years, in each case from the date of application.

Copyright

Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in November 2020 and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the PRC Trademark Law, which was adopted by the SCNPC in 1982 and most recently amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014 and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the "**SAFE**"), by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the "**Circular 59**"), which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE promulgated the Notice on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise (the "**Circular 19**"), which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope, direct or indirect securities investment and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16's interpretation and implementation in practice.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification (the "**Circular 3**"), which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records, and (ii) domestic entities must retain income to account for previous years' losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (the "**Circular 28**"), which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, "professional, sophisticated, unique and new" and technology-based small and medium-sized enterprises in specified areas can borrow foreign debt on their own within an amount not exceeding the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. The equity transfer consideration funds in foreign currency received by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing, may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at discretion. However, there are still uncertainties as to the interpretation and implementation of relevant laws and regulations in practice.

Regulation on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless the laws and regulations regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the "**SAFE Circular 37**"). SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a "special purpose vehicle" refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while "round trip investment" refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, the SAFE Notice 13 amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies (the "**Stock Option Rules**"), replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC (the "**EIT Law**"), which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its "de facto management body" located within the PRC is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. Enterprises qualified as "High and New Technology Enterprises" are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.

The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the "Beneficial Owners" in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the "beneficial owner" and agents and designated wire beneficiaries are specifically excluded from being recognized as "beneficial owners".

Value-added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise stipulated by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchases can be offset against such output VAT.

VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%.

On April 4, 2018, the MOF and the SAT issued the Notice on Adjustment of VAT Rates, which took effect on May 1, 2018 and provides that the taxable goods previously subject to VAT rates of 17% and 11% respectively are subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the MOF, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Furthermore, on December 30, 2022, the NPC released the draft version of the Value Added Tax Law of the People's Republic of China (the "**Draft VAT Law**"). If passed, the Draft VAT Law will consolidate China's current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and thus substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC (the "**CSRC**"), adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors (the "**M&A Rules**"), which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies' overseas securities offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies ("**Revised Confidentiality and Archives Administration Provisions**"), which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities service providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities companies and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

Risk Factors

The following section includes the most significant factors that we believe may adversely affect our business and operations. Investors should carefully consider the risks and uncertainties described below and all information contained in this annual report, including our financial statements and the related notes and the section headed "Management Discussion and Analysis" in this annual report before deciding to invest in our ADSs or Class A ordinary shares. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ADSs and Class A ordinary shares could decline, and investors may lose all or part of their investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

SUMMARY OF RISK FACTORS

Investing in our ADSs and Class A ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs and Class A ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

- We have a limited operating history and face significant challenges as a new entrant into our industry.
- As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.
- China's passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.
- Our research and development efforts may not yield expected results.
- If our Smart EVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.
- We may be subject to risks associated with ADAS technologies.
- We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.
- Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.
- We depend on revenues generated from a limited number of Smart EV models.

- Our customers may cancel their orders despite their deposit payment and online confirmation.

- The shortage in the supply of semiconductors may be disruptive to the Group's operations and adversely affect our business, results of operations and financial condition.

- We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

- Our business plans require a significant amount of capital. If we fail to obtain required external financing to sustain our business, we may be forced to curtail or discontinue the Group's operations. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict the Group's operations or our ability to pay dividends.

- From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

- We have entered into collaborations, and may establish or seek collaborations, and we may not timely realize the benefits of such arrangements.

- The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

- Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences. For instance, any misuse of smart technology, such as facial recognition technology, may have a material adverse effect on our reputation and results of operations.

Risks Relating to Doing Business in China

- Changes and developments in the political, economic and social policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. The Chinese government may intervene or influence the Group's operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the Group's operations and the value of our Class A ordinary shares and ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and ADSs to investors and cause the value of such securities to significantly decline or be worthless.

- For instance, on February 17, 2023, CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies ("**Overseas Listing Trial Measures**") and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures impose filing requirements on both "direct" and "indirect" overseas offering or listing of PRC domestic companies. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filing for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, since the PRC authorities have promulgated new laws and regulations recently to further regulate securities offerings that are conducted overseas, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions.

- Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

- The audit report included in this annual report is prepared by an auditor located in a jurisdiction which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

- If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

- Certain PRC regulations establish procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

- PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

Risks Relating to Our Corporate Structure

- Revenue contributions from the Group VIEs have not been and are not expected in the foreseeable future to be material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.

- We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

- Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.

- If we exercise the option to acquire equity ownership of the Group VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

- The affiliate shareholders of the Group VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We have a limited operating history and face significant challenges as a new entrant into our industry.

We began operations in 2015 and have a limited operating history. We have limited history in most aspects of our business operations, including designing, testing, manufacturing, marketing and selling our Smart EVs, as well as offering our services. We started production of our first mass-produced Smart EV, the G3, a compact SUV, in November 2018. We have constructed a manufacturing plant in Zhaoqing, Guangdong province, and the plant is the first manufacturing facility owned by us. We have also constructed a manufacturing plant in Guangzhou, Guangdong province, and started manufacturing Smart EVs at this plant in December 2022. We started production of our second mass-produced Smart EV, the P7, a sports sedan, at the Zhaoqing plant in May 2020. We unveiled the P5, our third Smart EV and a family sedan, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023. In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

- design and produce safe, reliable and quality vehicles on an ongoing basis;
- build a well-recognized and respected brand;
- expand our customer base;
- properly price our products and services;
- advance our technological capabilities in key areas, such as ADAS, intelligent operating system, electric powertrain and E/E architecture;
- successfully market our Smart EVs and our services, including our ADAS and various value-added services, such as insurance agency service, automotive loan referral and charging solutions;
- improve operating efficiency and economies of scale;
- operate our manufacturing plant in a safe and cost-efficient manner;
- attract, retain and motivate our employees;
- anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape; and
- navigate a complex and evolving regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. Our Smart EVs are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our Smart EVs if they are not convinced that our business will succeed or that the Group's operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand and financial performance.

We have experienced significant growth in the past several years. Our revenues increased from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, and further to RMB30,676.1 million in 2023, and the number of Smart EVs delivered by us increased from 98,155 units in 2021 to 120,757 units in 2022 and further to 141,601 units in 2023. We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.

Risks that we face in undertaking this expansion include, among others:

- managing a larger organization with a greater number of employees in different divisions;
- controlling expenses and investments in anticipation of expanded operations;
- establishing or expanding design, manufacturing, sales and service facilities, as well as charging network;
- implementing and enhancing administrative infrastructure, systems and processes; and
- executing our strategies and business initiatives successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.

China's passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile.

China's passenger vehicle market is large yet competitive, and we have strategically focused on offering Smart EVs for the mid- to high-end segment. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our Smart EVs also compete with (i) NEVs, which include EVs, plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, and (ii) ICE vehicles in the mid- to high-end segment offered by traditional OEMs. We may also in the future face competition from new entrants that will increase the level of competition. Many of our current and potential competitors, particularly international competitors, have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our Smart EVs or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. We have witnessed increasing price competition in the Smart EV industry in recent years, which imposed downward pressure on the sale prices of our products and our gross margin. For instance, since January 2024, certain of our competitors have announced price cuts or discounts to their products and we have also announced price discounts to certain of our vehicle models. However, we cannot assure you that we will be able to compete successfully in

price against our competitors, nor can we assure you that the competitive pressures we face currently will not decrease our revenue and profits in the future. In addition, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of EVs in the mid- to high-end segment in China may not grow at the rate that we expect, or at all. Demand for EVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the EV market, we have fewer financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our Smart EVs may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.

Our research and development efforts may not yield expected results.

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been investing heavily on our research and development efforts. In 2021, 2022 and 2023, our research and development expenses amounted to RMB4,114.3 million, RMB5,214.8 million and RMB5,276.6 million, respectively. Our research and development expenses accounted for 19.6%, 19.4% and 17.2% of our total revenues for 2021, 2022 and 2023, respectively. The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. For example, we believe ADAS is a key factor that differentiates our Smart EVs from competing products, and we have dedicated significant research and development efforts in this area. Any delay or setbacks in our efforts to improve ADAS capabilities could materially and adversely affect our business, reputation, results of operations and prospects.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our Smart EVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide Smart EVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. There can be no assurance that we will be able to equip our Smart EVs with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

If our Smart EVs, including software systems, fail to offer a good mobility experience and meet customer expectations, our business, results of operations and reputation would be materially and adversely affected.

We tailor our Smart EVs for China's middle-class consumers. Our Smart EVs offer smart technology functions, including ADAS and smart connectivity, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such smart technology functions and make them more valuable to our target customers. In the design process, we pay close attention to the preferences of our target customers. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in our Smart EVs' design. Furthermore, the driving experience of a Smart EV is different from that of an ICE vehicle, and our customers may experience difficulties in adapting to the driving experience of a Smart EV. As consumer preferences are continuously evolving, we may fail to introduce desirable product features in a timely manner.

Our Smart EVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our Smart EVs may take longer than expected to become enabled. For example, the operation of our Smart EVs is highly dependent on our proprietary software, such as XPILOT, XNGP, Xmart OS and XOS Tianji, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Additionally, we are actively adding new smart technology features to our offerings, including the smart voice assistant in our XOS Tianji in-car operating system. These new features are subject to market acceptance, and any incident involving our Smart EV may negatively impact the perception of our products and services and may further result in damages to our brand image and customer trust. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on the Smart EVs we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our Smart EVs. We cannot assure you that our Smart EVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may be subject to risks associated with ADAS technologies.

We continuously upgrade our ADAS technologies through in-house research and development. ADAS technologies are subject to risks and from time to time there have been accidents associated with such technologies. Although we attempt to remedy any issues we observe in our Smart EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, ADAS technology is still evolving and is yet to achieve wide market acceptance. The safety of ADAS technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our ADAS systems occur, we could be subject to liability, government scrutiny and further regulation. In April 2023, our G9 SUV obtained the Guangzhou Intelligent Connected Vehicle Passenger Test Permit, and the testing area covered all general testing roads in Guangzhou. As the penetration and availability of our ADAS systems continues to grow, the possibility that our ADAS technologies are involved in accidents may correspondingly increase. Furthermore, accidents or defects caused by third parties' ADAS technology may negatively affect public perception, or result in regulatory restrictions, with respect to ADAS technology.

Such accidents where our or any third party's ADAS technology is involved may be the subject of significant public attention. There also remains significant uncertainty in the legal implications to providers of emerging ADAS and autonomous driving technologies of traffic collisions or other accidents involving such technologies, particularly given variations in legal and regulatory regimes that are emerging, and we may become liable for losses that exceed the current industry norms as the regulatory and legal landscape develops. Our ADAS technologies may be affected by regulatory restrictions. Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding the industry, recalls, concerns regarding safety risks of autonomous driving and ADAS, accidents involving our solutions or those of others, domestic and foreign political developments or considerations and litigation relating to our solutions and our competitors' products. Changes in government regulations, especially those relating to ADAS and autonomous driving, could adversely affect our business, results of operations, and financial condition. For example, on November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development, and the Ministry of Transport jointly promulgated the Notice of Implementing the Pilot Program of Access and On-Road Traffic of Intelligent Connected Vehicles (the "**2023 Pilot Program**"), which took effect on the same day. Pursuant to the 2023 Pilot Program, vehicle manufacturers are eligible for carrying out on-road testing for intelligent connected vehicles equipped with autonomous driving functions (referred to as Level 3 autonomous driving function (conditionally automated driving) and Level 4 autonomous driving function (highly automated driving) as provided in the Taxonomy of Driving Automation for Vehicles) and ready for mass production in restricted areas only after passing the product testing and safety assessment conducted by the relevant authorities and obtaining the access approvals from the MIIT. In addition, on December 5, 2023, the Ministry of Transport issued the Guidelines on Transportation Safety Services for Autonomous Vehicles (for Trial Implementation), which provides relevant guidance for vehicles which are capable of performing all dynamic driving tasks under designed operating conditions according to relevant national standards and have obtained the access approvals from the MIIT, including but not limited to, requirements for application scenarios, operators of autonomous vehicles, safety and security, supervision and overall management. Furthermore, our research and development activities on ADAS are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. Any tightening of regulatory restrictions could have a material adverse impact on our development of ADAS technology.

Risk Factors

We may not be able to expand our physical sales network cost-efficiently, and our franchise model is subject to a number of risks.

As of December 31, 2023, our physical sales network consisted of 500 stores, covering 181 cities in China. We plan to expand our physical sales network through a combination of direct stores and franchised stores, and we increased our efforts on developing our franchise network in 2023. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner and requires certain adjustments in our sales and marketing operation.

For our direct stores, we may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.

While our franchise model enables us to pursue an asset-light expansion strategy, such model is also subject to a number of risks, and our increasing focus on developing our franchise network may result in increasing dependence on the performance of our franchisees and our ability to effectively manage our network of distributors. We may not be able to identify, attract and retain a sufficient number of franchisees with the requisite experience and resources to operate franchised stores. We rely on our agreements with franchisees and the policies and measures we have in place to manage our franchise network, and any violation by our franchisees on such agreements may have an adverse effect on our business. Our franchisees are responsible for the day-to-day operation of their stores. Although we offer the same trainings and implement the same service standards for staff from both direct stores and franchised stores, we have limited control over how our franchisees' businesses are run. If our franchisees fail to deliver high quality customer service and resolve customer complaints in a timely manner, if any of their misconduct leads to damages to our brand image and reputation or if they fail to maintain the requisite licenses, permits or approvals, our business could be adversely affected. In addition, our agreements with certain of our franchisees are non-exclusive. While they are required to only sell our Smart EVs in the XPENG-branded franchised stores, they may operate other stores that sell vehicles of multiple other brands. These franchisees may dedicate more resources to the stores outside of our sales network and may not be able to successfully implement our sales and marketing initiatives. Furthermore, our franchisees may engage aggressive competition against each other, resulting in cannibalization among such franchisees. Any such behavior or occurrence may harm our business, prospects, financial condition and results of operation.

We are also planning to establish a new franchise model in our collaboration with our franchisees, with the hope of building up channel inventory, accelerating the speed of delivery to end customers and further incentivizing our franchisees to perform. Under this new franchise model, the scope of our disclosures of deliveries numbers may change in the future by including the vehicles delivered to our franchisees. The new franchise model could potentially negatively affect certain of our financial metrics, including, for example, revenue, gross margin and trade receivables. For example, increasing revenue contribution from our franchisees may lead to increase in our trade receivables, which our franchisees may not be able to settle in a timely manner, and any deterioration in the financial position and credit profile of the franchisees may give rise to difficulties of our collection of trade receivables. In addition, our customers may encounter customer experiences and sale prices that are inconsistent across our different stores, resulting in potential customer dissatisfaction.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our Smart EVs. Demand for new cars typically declines around the Chinese New Year holiday, while sales are generally higher in the fourth quarter of a calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. The cyclicality in seasonal fluctuations may continue in the foreseeable future. Accordingly, our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of the market demand. Uneven cash flow from quarter to quarter may cause additional difficulties in our efforts to manage liquidity and may materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenues at similar levels in subsequent periods. Also, any health pandemic or epidemics such as the COVID-19 pandemic and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to manufacture and deliver, our Smart EVs. Our operating results could also suffer if we do not achieve revenues consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenues.

We also expect our period-to-period operating results to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design and develop new models, develop new technological capabilities, ramp up our manufacturing facilities and expand our physical sales network, as well as expanding our general and administrative functions to support our growing operations. We may incur substantial research and development and/or selling expenses when we develop and/or promote a new product in a given period without generating any revenue from such product until we start delivery of such products to customers in future periods. As a result of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons may not be indicative of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our ADSs and/or Class A ordinary shares could fall substantially either suddenly or over time.

We depend on revenues generated from a limited number of Smart EV models.

Our business initially depended substantially on the sales and success of the G3, a compact SUV, which was our only mass-produced Smart EV in the market prior to May 2020. We started the production of our second mass-produced Smart EV, the P7, in May 2020. Furthermore, we have commenced delivering our third Smart EV model, the P5, a family sedan, in September 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023. In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month. We currently have ceased the manufacturing and sale of the G3 as well as the G3i, which we introduced and started to deliver in 2021. Historically, automobile customers have come to expect a variety of vehicle

models offered in an OEM's product portfolio and new and improved vehicle models to be introduced frequently. In order to meet these expectations, we plan to continuously introduce new models to enrich our product portfolio, as well as introducing new versions of existing Smart EV models. To the extent our product variety and cycles do not meet consumer expectations, or cannot be produced on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

Our customers may cancel their orders despite their deposit payment and online confirmation.

Orders and reservations for our Smart EVs are subject to cancelation by the customer prior to the delivery of the Smart EV. Our customers may cancel their orders for many reasons beyond our control, and we have experienced cancelation of orders in the past. In addition, customers may cancel their orders even after they have paid deposits. The potentially long wait from the time a reservation is made until the time the Smart EV is delivered could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of our Smart EVs, a significant number of orders may be canceled. As a result, we cannot assure you that orders will not be canceled and will ultimately result in the final purchase, delivery, and sale of the Smart EVs. Such cancelations could harm our business, brand image, financial condition, results of operations and prospects.

The shortage in the supply of semiconductors may be disruptive to the Group's operations and adversely affect our business, results of operations and financial condition.

The automotive industry has experienced in recent years, and may continue to experience or experience in the future, a global shortage in the supply of semiconductors. Since October 2020, the supply of semiconductors used for automotive production has been subject to a global shortage. Although such global semiconductor shortage has not yet had a material negative impact on the Group's operations, there is no assurance that we will be able to continue to obtain sufficient number of semiconductor-contained components at reasonable cost for the Group's operations, to the extent that such semiconductor shortage continues or occurs again in the future. In addition, we source a majority of semiconductor-contained components used by us from single-source suppliers, such as the components utilizing the semiconductors provided by NVIDIA. Should any single-source suppliers of semiconductor-contained components become unable to meet our demand or become unwilling to do so on terms that are acceptable to us, it may take us significant time, and we may incur significant expenses to find alternative suppliers. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise

affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. If we were required to utilize another supplier for semiconductor-contained components, we would need to qualify and customize the components from alternative suppliers, which could be time consuming and require substantial expenses. If we are unable to find an alternative supplier willing and able to meet our needs on terms acceptable to us on a timely basis or at all, our production and deliveries would be materially disrupted, which may materially and adversely affect our business, results of operations and financial condition.

We have incurred significant losses and had recorded negative cash flows from operating activities in the past, all of which may continue in the future.

We have not been profitable since our inception. The design, manufacture, sale and servicing of Smart EVs is a capital-intensive business. We have been incurring losses from operations since inception. We incurred net losses of RMB4,863.1 million, RMB9,139.0 million and RMB10,375.8 million for 2021, 2022 and 2023, respectively. We have had negative cash flows from operating activities since inception and in financial years preceding 2023. Net cash used in operating activities was RMB1,094.6 million and RMB8,232.4 million for 2021 and 2022, respectively. Although we recorded net cash provided by operating activities of RMB956.2 million for 2023, we cannot assure you that we will achieve or maintain such positive cash flow in the future. In addition, we have made significant up-front investments in research and development, our manufacturing facilities in Zhaoqing, Guangzhou and Wuhan, our sales and service network, our charging network, as well as marketing and advertising, to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to further expand our business, and there can be no assurance that we will successfully execute our business strategies. We may not generate sufficient revenues for a number of reasons, including lack of demand for our Smart EVs and services, increasing competition, challenging macro-economic environment, supply chain disruption, as well as other risks discussed herein. Our ability to become profitable in the future will not only depend on our efforts to sell our Smart EVs and services but also to control our costs. If we are unable to adequately control the costs associated with the Group's operations, we may continue to experience losses and negative cash flows from operating activities in the future.

We may need additional capital resources in the future if we experience changes in business condition or other unanticipated developments, or if we wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. In addition, we have not recorded net income since inception or positive cash flows from operating activities in financial years preceding 2023. As such, we may continue to rely on equity or debt financing to meet our working capital and capital expenditure requirements. If we were unable to obtain such financing in a timely manner or on terms that are acceptable, or at all, we may fail to implement our business plans or experience disruptions in our operating activities, and our business, financial condition and results of operations would be materially and adversely affected.

Our business plans require a significant amount of capital. If we fail to obtain required external financing to sustain our business, we may be forced to curtail or discontinue the Group's operations. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict the Group's operations or our ability to pay dividends.

Our business and our future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our Smart EVs and services. Given we have a limited operating history, we have limited historical data on the demand for our Smart EVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital needs. On December 6, 2023, we completed the issuance of 94,079,255 Class A ordinary shares to Volkswagen Group for approximately US$705.6 million. However, such financing might not be available to us in a timely manner or on terms that are acceptable, or at all, in the future. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue the Group's operations.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In particular, recent disruptions in the financial markets and volatile economic conditions could affect our ability to raise capital. If we are unable to raise sufficient funds, we will have to significantly reduce our spending or delay or cancel our planned activities. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. We may also raise equity financing through one or more of our operating subsidiaries in the PRC. As a result, our net loss or net income would be partially attributable to the investors of such operating subsidiaries, which would affect net loss or net income attributable to shareholders of XPeng Inc. The issuance of debt securities and incurrence of additional indebtedness would result in increased debt service obligations. Holders of any debt securities or preferred shares will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. Any financial or other restrictive covenants from any debt securities would restrict the Group's operations or our ability to pay dividends to our shareholders.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. See "Item 4. Information on the Company — B. Business Overview — Strategic Transactions." Our past experience with any strategic investments, combinations, acquisitions or alliances may not be indicative of whether we are more or less likely to consummate these transactions in the future.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

- difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

- inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

- difficulties in retaining, training, motivating and integrating key personnel;

- diversion of management's time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

- strain on our liquidity and capital resources;

- difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

- difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

- difficulties in retaining relationships with existing suppliers and other partners of the acquired business;

- risks of entering markets in which we have limited or no prior experience;

- regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

- assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

- liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

- unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

We have entered into collaborations, and may establish or seek collaborations, and we may not timely realize the benefits of such arrangements.

We have pursued and may continue to pursue strategic collaborations and strategic acquisition opportunities to increase our scale, expand our product portfolios and capabilities and enhance our industry and technical expertise. In 2023, we have entered into the VW Technical Framework Agreement and the DiDi Strategic Cooperation Agreement. We are in the process of implementing such cooperations, which we believe are conducive to our business. In February 2024 we entered into the Master Agreement on Platform and Software Strategic Technical Collaboration with the Volkswagen Group. See "Item 4. Information on the Company — B. Business Overview — Strategic Transactions." However, whether such cooperation will in fact yield the expected strategic benefits is subject to uncertainties and we may not realize the full benefits of relevant strategic collaborations, including the synergies, cost savings or growth opportunities that we expect. For example, the vehicle models under the respective cooperation with the Volkswagen Group and DiDi may not achieve massive-production or customer delivery in a timely manner, or at all, and the market acceptance of such vehicle models may not be satisfactory. While there is an earn-out arrangement under the DiDi Share Purchase Agreement to incentivize our cooperation with DiDi, the milestones under such earn-out arrangement may not be achieved. The implementation and outcome of the cooperation depend on various factors, many of which may be beyond our control. Furthermore, if we are unable to maintain or expand our collaboration with our partners in the future, our business and operating results may be materially and adversely affected. To the extent we cannot maintain any of our strategic partnerships, it may be very difficult for us to identify qualified alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and client experience.

The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for new energy vehicles and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.

Our business has benefited from government subsidies, economic incentives and government policies that support the growth of new energy vehicles. For example, each qualified purchaser of our Smart EVs enjoys subsidies from China's central government and certain local governments. Furthermore, in certain cities, municipal government may adopt quotas that limit the purchase of ICE vehicles but not EVs, thereby incentivizing the purchases of EVs. On September 18, 2022, the MOF, together with several other PRC government departments, issued Announcement on Continuation for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, which extended the previous vehicle purchase tax exemption policy for new energy vehicles to December 31, 2023. On June 19, 2023, the MOF and the MIIT issued the Announcement on Continuation and Optimization for the Exemption of Vehicle Purchase Tax for New Energy Vehicles, pursuant to which new energy vehicles purchased during the period from January 1, 2024 to December 31, 2025 shall be exempted from the vehicle purchase tax and the exemption amount for each new energy passenger vehicle shall not exceed RMB30,000; new energy vehicles purchased during the period from January 1, 2026 to December 31, 2027 shall be subject to the vehicle purchase tax at a reduced rate by half and the exemption amount for each new energy passenger vehicle shall not exceed RMB15,000. China's central government also provides certain local governments with funds and subsidies to support the roll out of a charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, in January 2022, the MOF, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice. The 2022 Subsidy Notice provides that the subsidies for new energy vehicle purchases in 2022 will be generally lowered by 30%, and such subsidies will be eliminated at the end of 2022. The reduction and elimination of such subsidies could adversely affect our gross margin. Furthermore, we have received subsidies from certain local governments in relation to our Smart EV manufacturing bases. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our Smart EVs in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. On June 23, 2020, the NDRC, and the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the 2020 Foreign Investment Negative List, effective on July 23, 2020, under which there is no limit on foreign ownership of new energy vehicle manufacturers. Furthermore, according to the latest revised Special Administrative Measures for Market Access of Foreign Investment as promulgated on December 27, 2021, or the 2021 Foreign Investment Negative List, which replaced the 2020 version and took effect from January 1, 2022, there is no foreign investment restrictions on the industry of vehicle manufacturing. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.

Actual or alleged failure to comply with laws, regulations, rules, policies and other obligations regarding privacy, data protection, cybersecurity and information security could subject us to significant reputational, financial, legal and operational consequences.

We have adopted strict information security policies, and we use a variety of technologies to protect the data with which we are entrusted. We mainly collect and store data relating to the usage of the ADAS, infotainment system, as well as data collected through our sales and services channels. To the extent we collect customer information, we obtain such data in accordance with applicable laws and regulations. We anonymize personal data by removing personally identifiable information, when such information is not relevant to our business. We then analyze such information to improve our technologies, products and services. We use a variety of technologies to protect the data with which we are entrusted.

Nevertheless, collection, use and transmission of customer data may subject us to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require notification of data breach, restrict our use of such information and hinder our ability to acquire new customers or serve existing customers. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems.

We are subject to various laws and regulations on privacy, data protection, cybersecurity and information security in China and other jurisdictions. See the section headed "Business — Regulations — Regulation Related to Internet Security and Privacy Protection" in this annual report for further details. The interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of cybersecurity and information security, personal information or privacy-related matters in connection with our methods for data collection, analysis, storage and use.

As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we shall apply for approval or filings for our initial public offering in the U.S. in August 2020, our follow-on public offering completed in December 2020 or our listing on the Hong Kong Stock Exchange and the associated public offering in July 2021. However, we are not certain whether the Revised Cybersecurity Review Measures or any relevant future laws, rules or regulations will apply to our company and follow-on offerings of foreign listed companies, or whether the scope of financing activities that are subject to the cybersecurity review may change in the future. We believe that the Group has complied with the applicable regulations and policies that have been issued by the Cybersecurity Administration of China, or CAC, to date in all material respects. As of the date of this annual report, the Group has not been involved in any cybersecurity review initiated by the CAC, and the Group has not received any inquiry, notice, warning, or sanction in such respect.

Given that the relevant laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection, cybersecurity and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to privacy, data protection, cybersecurity and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations and policies or relevant drafts may result in the publication of new laws, regulations and policies to which we or our vehicles may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator, or if our data processing activities and overseas listing or follow-on financing activities were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

Any misuse of smart technology, such as facial recognition technology, may have a material adverse effect on our reputation and results of operations. We historically engaged a third-party service provider to analyze the background of visitors of certain of our stores in Shanghai through facial recognition technology. Due to the lack of visitor consent and other requisite procedures, such practice was found to be in violation of the PRC Customer Rights Protection Law by the local administration for market regulation, and we were subject to an immaterial amount of fine. We have terminated our collaboration with the third-party service provider, and the relevant visitor data has been deleted. While we have enhanced our compliance measures since this incident, we cannot assure you that we will always be deemed to be in compliance with data privacy laws and regulations by the relevant authorities.

In addition, we began shipping Smart EVs to Europe in September 2020 and must therefore comply with the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018 (the "**GDPR**"). The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. If we were found to be in violation of customers' rights to data privacy, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy,

data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.

In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyber-attacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our Smart EVs and subject us to significant legal liabilities.

Our business and prospects depend significantly on our ability to build our XPENG brand. We may not succeed in continuing to develop, maintain and strengthen our brands, and our brands and reputation could be harmed by negative publicity regarding our company, products or services.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the "XPENG" brand, as well as other brands that we may develop and promote in the future. If we do not continue to develop, maintain and strengthen our brands, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brands will likely depend significantly on our ability to provide high quality Smart EVs and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen our brands will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition by locating many of our stores in shopping malls. We also advertise our Smart EVs through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of sales and marketing channels, such efforts may not achieve the desired results. Our increasing efforts on expansion through franchise may lead to additional challenges to our branding management. To promote our brands, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

If incidents, such as self-ignition and products recall, occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. For details, please see the section headed "— We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations" in this annual report. Given the popularity of social media in China, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand. In addition, from time to time, our Smart EVs are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our Smart EVs.

Any problems or delays in maintaining operations and expanding capacity of the Zhaoqing plant and Guangzhou plant or the establishment of the new manufacturing base in Wuhan could negatively affect the production of our Smart EVs.

To exercise direct control over product quality and gain more flexibility in adjusting our manufacturing process and production capacity, we built our own plants in Zhaoqing and Guangzhou, Guangdong province. Currently, we manufacture our vehicles at the plants in Zhaoqing and Guangzhou. Our future operation and prospects depend on our ability to successfully maintain the operation, and expand the capacity, of the Zhaoqing plant and Guangzhou plant. In addition, we need to effectively control cost of production at the Zhaoqing plant and Guangzhou plant. We have limited experience in the production of Smart EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Zhaoqing plant and Guangzhou plant.

In September 2020, we entered into a cooperation agreement with Guangzhou GET Investment Holdings Co., Ltd., (the "**Guangzhou GET Investment**"), a wholly owned investment company of Guangzhou Economic and Technological Development Zone, which is a local government authority in Guangzhou. The construction of the Guangzhou plant was completed in June 2022 and it houses a broad range of functions, including research and development, manufacturing, vehicle testing and sales. We started manufacturing Smart EVs at the Guangzhou plant in December 2022.

In April 2021, we entered into an investment agreement with Wuhan Economic & Technological Development Zone Management Committee (the "**Wuhan ETDZ Committee**"), a local government authority in Wuhan. Pursuant to the investment agreement, Wuhan ETDZ Committee agrees to support our construction of a new manufacturing base and research and development center in the Wuhan Economic & Technological Development Zone. As of March 31, 2024, the construction of our new manufacturing base in Wuhan has been completed and is currently pending inspection and acceptance procedures conducted by relevant government authorities.

The construction of the new manufacturing base in Wuhan is subject to a number of uncertainties. The commencement of its operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in manufacturing facilities in general may also have an impact on the establishment of our new manufacturing base. There can be no assurance that the new manufacturing base will be able to commence operation in accordance with our plan. In addition, we may not be able to successfully ramp and maintain its operation. We must also maintain good working relationships with Wuhan ETDZ Committee throughout the term of our cooperation. In addition, upon the commencement of operations of the new manufacturing base in Wuhan, our depreciation expenses will increase, which could adversely affect our results of operations.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production in our Zhaoqing plant and Guangzhou plant or the new manufacturing base in Wuhan, our business, prospects, operating results and financial condition could be adversely impacted.

We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us.

We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. For example, some of our suppliers were unable to deliver sufficient components to us during the COVID-19 pandemic. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our Smart EVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our Smart EVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our Smart EVs, which may materially and adversely impact our business and results of operations.

We do not manufacture certain key hardware components for our ADAS, such as semiconductors, millimeter-wave radars, ultrasonic sensors and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In particular, we source a majority of semiconductor-contained components from single-source suppliers. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses to find alternative suppliers and quantify their components. In October 2022, the BIS released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. On October 17, 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. See "— The shortage in the supply of semiconductors may be disruptive to the Group's operations and adversely affect our business, results of operations and financial condition" in this annual report for details. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our Smart EVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers' ability to deliver components to us in a timely manner.

Any significant increases in our production, such as the launch of a new model, has required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. While we believe that we will be able to secure additional or alternative sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components. Additionally, we continuously negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, seek new and less expensive suppliers for certain parts, and attempt to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

Furthermore, as the scale of our Smart EV production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. We have incurred inventory write-downs and losses on inventory purchase commitments in 2023 in relation to the cessation of G3i and upgrades of certain models, and similar losses may occur in the future. All of the above could have a material adverse effect on our financial condition and operating results.

Increases in costs, disruption of supply or shortage of components and materials could have a material adverse impact on our business.

We incur significant costs related to procuring components and raw materials required to manufacture our Smart EVs. We may experience cost increases, supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel and aluminum, as well as lithium battery cells, millimeter-wave radar, or mmWave radar, and semiconductors. The prices for these components and materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of EVs by our competitors, and could adversely affect our business and operating results. In addition, as we continue to increase our production, we may experience shortage of certain components and materials or other bottlenecks in our supply chain.

For instance, we are exposed to multiple risks relating to lithium battery cells. These risks include:

- an increase in the cost, or decrease in the available supply, of materials used in the battery cells, such as lithium, nickel, cobalt and manganese, which would in turn result in an increase in the cost of lithium battery cells;
- disruption in the supply of battery cells due to quality issues or recalls by battery cell manufacturers; and

- the inability or unwillingness of our current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium cells required to support the growth of the EV industry as demand for such battery cells increases.

Our business is dependent on the continued supply of battery cells for the battery packs used in our Smart EVs. While we believe several sources of the battery cells are available for such battery packs, we have to date fully qualified only a very limited number of suppliers for the battery cells used in such battery packs and have very limited flexibility in changing battery cell suppliers. Any disruption in the supply of battery cells from such suppliers could disrupt production of our Smart EVs until such time as a different supplier is fully qualified. There can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all.

We have experienced supply shortages in mmWave radar, which has affected deliveries of the P5. In response to the supply shortages, we offered customers with the option to receive the P5 without mmWave radar first. Customers who accepted such option were offered with our ADAS software for free. Alternatively, customers can also wait for deliveries of the P5 with mmWave radar installed. If the supply shortages in mmWave radar persist, our business, results of operations and financial condition could be materially and adversely affected.

Furthermore, tariffs or shortages in petroleum and other economic conditions may result in significant increases in freight charges and material costs. In addition, a growth in popularity of EVs without a significant expansion in battery cell production capacity could result in shortages which would result in increased materials costs to us or impact our prospects. Substantial increases in the prices for our raw materials or components would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. Any attempts to increase product prices in response to increased material costs could result in decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We started the production of our first mass-produced Smart EV, the G3, in November 2018 and our second mass-produced Smart EV, the P7, in May 2020. We unveiled our third Smart EV, the P5, in April 2021, and started delivery in September 2021. Furthermore, we introduced the G3i, which is the mid-cycle facelift version of the G3, in July 2021, and started delivery in August 2021. In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022. In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month. In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023. In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new Smart EV models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our Smart EVs, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our Smart EVs. To the extent our suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture of our existing Smart EV models or the manufacture and launch of our future models, including in the ramp up of our Zhaoqing plant and Guangzhou plant or due to any other factors, or in performing facelifts to existing models, could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our Smart EVs, results of operations and growth prospects.

We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.

If our Smart EVs are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand and liability for costs. Effective on January 30, 2021, we voluntarily recalled certain of the G3s that were produced in the period between March 29, 2019 and September 27, 2020, which totaled 13,399 units. Due to a possible power supply fault of the inverters installed on these G3s, the vehicles may not start when parked or lose power when driven. In connection with the recall, we undertake to replace the inverters of these G3s free of charge. As the relevant components' supplier is responsible for the costs of replacing inverters, our costs and expenses for the recall are minimal. As of the date of this annual report, we have not received any material product liability claims in relation to these recalled G3s.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our Smart EVs, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image, business and results of operations.

If we are unable to provide quality services, our business and reputation may be materially and adversely affected.

We aim to provide consumers with a good customer service experience, including providing our customers with access to a comprehensive suite of charging solutions, after-sales services and value-added services, as well as software sale. Our services may fail to meet our customers' expectations, which could adversely affect our business, reputation and results of operations.

Offline after-sale services are primarily carried out by franchised service stores. We and our franchisees have limited experience in servicing our Smart EVs. Servicing EV is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our after-sale service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our franchisees will have sufficient resources to meet these service requirements in a timely manner as the volume of Smart EVs we deliver increases. Moreover, we provide value-added services, including insurance technology support, automotive loan referral, auto financing and ride-hailing, and we may expand our value-added services in the future. However, we cannot assure you that we will be able to successfully monetize our value-added services. In addition, we are subject to certain risks relating to our ride hailing service. For example, the drivers may be involved in accidents or misconducts, which could result in personal injuries, property damage or other harms for passengers and third parties, as well as reputational damage and significant liabilities for us.

In addition, we seek to engage with our customers on an ongoing basis using online and offline channels. If we are unable to roll out and establish a broad service network covering both online and offline channels, consumer experience could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.

We may face challenges in providing charging solutions.

We have marketed our ability to provide our customers a convenient charging experience. We offer installation of home chargers for our customers. Customers may also charge through XPENG self-operated charging station network or at third-party charging stations. We plan to expand our charging network primarily by partnering with third parties. There can be no assurance that our partners will continue to expand their charging facilities, or that such partners will continue their cooperation on terms acceptable to us, or at all. As a result, we may need to invest significant capital to establish and operate more XPENG self-operated charging stations and/or engage additional franchisees to operate such stations. In addition, the installation of home chargers is handled by third-party service providers, and their service may not meet our customers' expectations. To the extent we or the relevant third parties are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected.

The range of our Smart EVs on a single charge declines over time which may negatively influence potential customers' decisions whether to purchase our Smart EVs.

The range of our Smart EVs on a single charge declines principally as a function of usage, time and charging patterns as well as other factors. For example, a customer's use of his or her Smart EV as well as the frequency with which the battery is charged can result in additional deterioration of the battery's ability to hold a charge. Battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our Smart EVs, which may adversely affect our ability to market and sell our Smart EVs. There can be no assurance that we will be able to continue to improve cycle performance of our battery packs in the future.

Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the ICE may materially and adversely affect the demand for our Smart EVs.

We primarily operate in China's EV market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our products and services. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.

Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. In addition, a sustained depression of petroleum price could make the ownership of ICE vehicles more attractive to consumers. Any failure by us to successfully react to changes in alternative technologies and market conditions could materially harm our competitive position and growth prospects.

Our future growth is dependent upon consumers' willingness to adopt EVs and specifically our Smart EVs.

The demand for our Smart EVs and services will highly depend upon the adoption by consumers of NEVs in general and EVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors.

Other factors that may influence the adoption of NEVs, and specifically EVs, include:

- perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by us or other OEMs;
- perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as ADAS and lithium battery cells;
- the limited range over which EVs may be driven on a single battery charge and the speed at which batteries can be charged;
- the decline of an EV's range resulting from deterioration over time in the battery's ability to hold a charge;
- the availability of other types of NEVs, including plug-in hybrid electric vehicles;
- improvements in the fuel economy of the internal combustion engine;
- the availability of after-sales service for EVs;
- the environmental consciousness of consumers;
- access to charging stations, standardization of EV charging systems and consumers' perceptions about convenience and cost for charging an EV;
- the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of nonpolluting vehicles;
- perceptions about and the actual cost of alternative fuel; and
- macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our Smart EVs and use our services. If the market for EVs does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.

If we fail to effectively manage the risks related to our auto financing program, our business may be adversely affected.

We cooperate with banks and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. To complement the banks' services, we also offer auto financing to our customers through a wholly-owned subsidiary. Such auto financing program is treated as an installment payment program for accounting purposes and the Group records the relevant installment payment receivables on its balance sheets. As of December 31, 2023, the Group had installment payment receivables of RMB4,909.6 million. As we continue to grow our business, we may increase the amount of auto financing we offer. We may not be able to obtain adequate funding for our auto financing program. We may also fail to effectively manage the credit risks related to our auto financing program, which would materially and adversely affect our business, results of operations and financial condition. In 2021, 2022 and 2023, the amount of current expected credit loss of installment payment receivables was RMB50.0 million, RMB44.0 million and RMB47.4 million, respectively. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing auto financing transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.

Any cyber-attacks, unauthorized access or control of our Smart EVs' systems could result in loss of confidence in us and our Smart EVs and harm our business.

Our Smart EVs contain complex information technology systems to support smart technology functions and to accept and install periodic OTA firmware updates. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks and our Smart EVs' technology systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems. We encourage reporting of potential vulnerabilities in the security of our Smart EVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyber-attacks, unauthorized access, disruption, damage or control of our information technology networks or our Smart EVs' systems or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyber-attacks to our information technology networks or our Smart EVs' systems or data, as well as other factors that may result in the perception that our information technology networks or our Smart EVs' systems or data are vulnerable to "hacking," could negatively affect our brand and harm our business, prospects, financial condition and results of operation.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We enable our customers to access a variety of features and services through our mobile Apps. In addition, certain of Smart EVs' features depend to a certain extent on connectivity to our information technology systems. As such, the availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural

disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

We are subject to anti-corruption and anti-bribery and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery and similar laws and regulations in various jurisdictions in which we conduct activities. We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption and anti-bribery and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption or anti-bribery laws and regulations could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and the Group's operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talents in the areas of Smart Evs and ADAS technologies, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our Smart Evs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in Smart Evs may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. We have not obtained any "key person" insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Misconduct by our employees during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.

Many of our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations in the areas including, but not limited to, trade secrets, privacy, data protection, anti-corruption and anti-money laundering. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always abide by these codes, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result.

Sales staff at our stores, including both our employees and franchisees' employees, may fail to strictly adhere to our pricing and sales policies. Such non-compliance of internal policies may result in confusion and dissatisfaction among our customers. As a result, we have been subject to, and may continue to be subject to, customer complaints, negative publicity and government investigation. Any adverse finding in government investigation may lead to fines, forfeitures of government subsidies or other penalties, which could have a material and adverse impact on our reputation, business and results of operation.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, representatives, agents, business partners or service providers could subject us to liability or negative publicity, which could severely damage our brand and reputation. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. For example, one former employee of ours was arrested and then charged in July 2018 with stealing trade secrets from his previous employer, Apple. Although the alleged theft occurred before he was employed by us, we were subpoenaed by the grand jury to produce certain documents. On August 22, 2022, the former employee pleaded guilty to the charge of theft of trade secrets and entered into a plead agreement. Although we

are unaffected by the former employee's final sentencing, any future occurrences of similar incidents may divert our management's attention and resources, adversely affect our operations and business, cause reputational harm to the Company and expose us to significant legal liabilities.

Another former employee of ours was sued by Tesla in March 2019 for misappropriation of trade secrets while he was employed by Tesla. We cooperated with Tesla and provided various documents and information relating to the employee to Tesla upon their request. After over two years of litigation and extensive discovery effort, a joint stipulation of dismissal with prejudice was filed by this former employee and Tesla on April 15, 2021, and it is disclosed that the parties entered into a confidential settlement agreement to resolve all claims asserted in the action.

While we have put in place various safeguards to address the risk of unauthorized third-party information being introduced into our systems or used in our operations, and based on internal investigation, we are confident that neither of these two former employees introduced or used any external confidential information in our systems or business operations, we had to spend significant amount of time and efforts to handle these matters and answer related inquiries. Moreover, we could be involved in other proceedings, or be forced to defend against allegations that may arise in the future, even when such allegations are not justified. Any negative publicity surrounding these cases, especially in the event that any of such employees or former employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend against such claims.

If we become liable for product liability claims, our business, operating results and financial condition may be harmed. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our Smart Evs do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering Smart Evs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our Smart Evs, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our Smart Evs and business and inhibit or prevent commercialization of our future Smart Evs, which would have a material adverse effect on our brand, business, prospects, financial condition and results of operations.

In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification (the "**CCC**"), before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our Smart EV models currently for sale have received CCC certifications, we cannot assure you that each of our future Smart EV models will be able to receive such certifications. Furthermore, the government carries out the supervision

and inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our Smart EV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Smart EVs make use of lithium cells, and lithium cells may catch fire or vent smoke and flame on rare occasions.

Our Smart EVs' battery packs make use of lithium cells. On rare occasions, lithium cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs to any of our Smart EVs' battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium cells for automotive applications or any future incident involving lithium cells, such as a vehicle fire, even if such incident does not involve our Smart EVs, could seriously harm customers' confidence in our Smart EVs.

Furthermore, we may store high volumes of lithium cells and battery modules and packs at our facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.

If our Smart EV owners customize our Smart EVs or change the charging infrastructure with aftermarket products, the Smart EV may not operate properly.

Automobile enthusiasts may seek to "hack" our Smart EVs to modify their performance which could compromise vehicle safety systems. Also, customers may customize our Smart EVs with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our Smart EVs and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.

We may need to defend ourselves against claims for intellectual property infringement, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our Smart EVs, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to take licenses. Any such intellectual property infringement claim could result in costly litigation and divert our management's attention and resources.

If we or our employees are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- cease offering Smart EVs or services that incorporate or use the challenged intellectual property;
- pay substantial damages;
- seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
- redesign our Smart EVs or relevant services which would incur significant cost; or
- establish and maintain alternative branding for our Smart EVs and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our intellectual proprietary rights. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

There can be no assurance that our application for the registration with competent government authorities of trademarks and other intellectual property rights related to our current or future business will be approved, or our intellectual property rights will not be challenged by third parties or found by the relevant governmental or judicial authority to be invalid or unenforceable. From time to time, we may encounter difficulties registering our trademarks or other intellectual properties or have disputes with third parties regarding our trademarks or other intellectual properties. If the relevant trademarks or other intellectual properties could not be registered, we may fail to prevent others from using such intellectual properties, and our business, financial condition and results of operations may be materially and adversely affected.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, as our patents may expire and may not be extended and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

The use of certain premises may be disrupted if the land-use-purpose statutory provisions are strictly enforced by competent government authorities.

We lease a number of properties for our stores, service centers, offices and self-operated charging stations across China. Certain leased properties are not used in accordance with the designated purposes of such properties. For example, some stores or offices are currently located on lands designated for industrial usage instead of commercial usage. Under the PRC legal regime regarding the land use right, land shall be used strictly in line with the approved usage of the land. Any change as contemplated to the usages of land shall go through relevant land alteration registration procedures. If any state-owned land is illegally used beyond the approved usage, the land administrative departments of the PRC governments at and above the county level may retrieve the land and impose a fine. As such, our usage of such leased properties may subject the landlords to retrieval of land or removal of the buildings by the PRC government authorities and therefore we may need to move our stores, offices or charging stations somewhere else and additional relocation costs will be incurred.

In addition, certain leased properties had been mortgaged by the landlords to third parties before entering into lease agreements with us, and certain lessors of our leased properties failed to provide the building ownership certificates or other evidence demonstrating their rights to lease such properties. If the mortgagees of the leased properties exercise their mortgage right or the lessors do not actually have the rights to lease the relevant properties to us, we will not be able to continue our leases on the said properties and therefore we may need to relocate the relevant functions somewhere else and additional relocation costs will be incurred.

Our insurance coverage strategy may not be adequate to protect us from all business risks.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.

In order to operate our business, we need to obtain a series of licenses, permits and approvals, make filings or complete registrations according to relevant PRC laws and regulations. However, given that the PRC authorities may have certain discretion in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations.

For example, PRC governments impose sanctions for engaging in the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. We have obtained two VATS licenses for Internet content provider, each held by Zhipeng IoV and Yidian Chuxing, which are two of the Group VIEs, respectively. Given that the interpretation of such regulations and PRC regulatory authorities' enforcement of such regulations in the context of VATS industry are evolving, it is unclear whether we are required to obtain other VATS licenses. In addition, Zhipeng Kongjian, a subsidiary of one of the Group VIEs, is in the process of renewing the Surveying and Mapping Qualification Certificate for the operation of land surface mobile surveying and preparing true three-dimensional maps and navigation electronic maps. Furthermore, we also obtained an insurance agency business permit to conduct an insurance agency business, which is subject to regulation and inspection by the insurance regulatory authorities from time to time. Such insurance agency business permit is held by GIIA, which is also one of the Group VIEs. If we are not able to comply with all applicable legal requirements or obtain or renew necessary licenses and permits in a timely manner, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

Certain of our operating subsidiaries that are providing repair and maintenance services have not made the automobile maintenance and management filing with competent government authorities. We may be ordered by the competent government authorities to rectify such non-compliance and failure to rectify such non-compliance may result in fines.

In addition, we may be required to obtain a License for Online Transmission of Audio and Visual Programs, as we allow users of our XPENG mobile App to upload and share audio and video content on the mobile app from time to time. If the government authorities determine that the audio and video uploading feature on our XPENG mobile app should be subject to this license requirement, we may be required to obtain necessary license and may even be subject to penalties, fines, legal sanctions and/or an order to remove such feature. As of the date of this annual report, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant government authorities regarding the lack of a License for Online Transmission of Audio and Visual Programs.

We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management's attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings. In particular, according to the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. Employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, and our business, financial condition and results of operation may be adversely affected.

We are subject to various environmental and safety laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

We are subject to multiple environmental and safety laws and regulations related to the manufacture of our Smart EVs, including the use of hazardous materials in the manufacturing process and the operation of our manufacturing plant. Such laws and regulations govern the use, storage, discharge and disposal of hazardous materials during the manufacturing process.

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply. If the Zhaoqing plant and Guangzhou plant or any of our other future constructions fails to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of the Zhaoqing plant and Guangzhou plant or other relevant constructions, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation. Moreover, if we intend to increase our capacity in the future by establishing new manufacturing bases, we will be required to obtain certain environmental, construction and safety approvals and complete certain examination and acceptance

procedures for these facilities. We may not be able to obtain such approvals or complete such procedures in a timely manner or at all. If for any reason the relevant government authorities determine that we are not in compliance with environmental and construction laws and regulations, we may be required to pay fines, suspend or cease our operations in the relevant premises.

Moreover, environmental and social laws and regulations, including climate regulations, are also increasing with a variety of stakeholders, including regulators seeking more information and disclosure on related risks and impacts. For example, the SEC has published final rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting. We may also be subject to the requirements of the EU Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations. Compliance with these laws and regulations may require us to incur significant additional costs, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors, as well as require us to hire third party experts. These requirements are evolving and may not always be uniform across jurisdictions in which we operate, which may further increase compliance burden and associated regulatory and reporting costs and complexity.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As of December 31, 2023, our management has concluded that our internal control over financial reporting was effective. Our independent registered public accounting firm has issued a report, which has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023.

However, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs and/or Class A ordinary shares could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

If we upgrade our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment in our manufacturing facilities, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our Smart EVs using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

We offer competitive warranty terms. We accrue a warranty reserve for the Smart EVs sold by us, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. We generally make warranty reserve by multiplying the expected unit costs for warranty services by the sales volume. We have limited experience with warranty claims regarding our Smart EVs or with estimating warranty reserves. As of December 31, 2023, we had warranty reserves in respect of our Smart EVs of RMB1,009.0 million. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our business, prospects, financial condition and results of operation.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things,

- the trade war between the two countries since 2018;
- the COVID-19 pandemic;
- the PRC National People's Congress' passage of Hong Kong national security legislation;

- the imposition of U.S. sanctions on certain Chinese officials from China's central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government;

- the imposition of U.S. export restrictions on certain advanced computing semiconductors and semiconductor manufacturing equipment by the U.S. government;

- various executive orders issued by the U.S. government, which include, among others,

  - the executive order issued in August 2020, as supplemented and amended from time to time, that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies;

  - the executive order issued in November 2020, as supplemented and amended from time to time, including, among others, by an executive order issued in June 2021, that prohibits U.S. persons from transacting publicly traded securities of certain Chinese companies named in such executive order;

  - the executive order issued in January 2021, as supplemented and amended from time to time, that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain "Chinese connected software applications," including Alipay and WeChat Pay;

- the imposition and application of sanction blocking statutes by the Chinese government, including the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country's law from dealing with nationals or entities of a third country; and

- the statement by the President of the United States on February 29, 2024, directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles that incorporate technology from countries of concern, including China, and consider regulations to address those risks.

Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, the U.S. government has imposed measures regarding limiting or restricting China-based companies from accessing U.S. capital markets and delisting certain China-based companies from U.S. national securities exchanges. For details, see the section headed "— Risks Relating to Doing Business in China — The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future" in this annual report. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. In addition, the NYSE announced in February 2021 that it has determined to commence proceedings to delist CNOOC Limited in light of the same executive order. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further measures were to be implemented, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ, or that you will always be allowed to trade our Class A ordinary shares or ADSs.

We are subject to the risks associated with international trade policies, geopolitics and trade protection measures, and our business, financial condition and results of operations could be adversely affected.

Our international expansions may be negatively affected by export controls administered by the government authorities in different jurisdictions, deterioration in the political and economic relations among countries and sanctions and other geopolitical challenges, including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. For example, the U.S. government has imposed export controls and economic sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Therefore, such restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may be difficult or costly to comply with and may negatively affect our and our technology partners' abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. On February 29, 2024, the President of the United States issued a statement directing the U.S. Department of Commerce to investigate the national security risks from connected vehicles (CV) that incorporate technology from foreign adversaries, including China, and consider regulations to address those risks. The U.S. Department of Commerce issued an Advanced Notice of Proposed Rulemaking (ANPRM) on March 1, 2024 to seek public comments on issues and questions related to transactions involving information and communications technology and services (ICTS) integral to CV. The ANPRM intends to support BIS's potential development of a rule which would prohibit or mitigate certain ICTS transactions integral to CVs that involve foreign adversaries (including China) which could create an undue or unacceptable risk to U.S. national security. If any rules were to be adopted along these lines, it may hinder or restrict China-based Smart EV companies like us from accessing the U.S. market or transacting with persons or entities in the U.S. jurisdiction. In addition, on October 4, 2023, the European Commission published a notice of initiation of EU anti-subsidy investigations into

EU imports of EVs from China (the "**EU Subsidy Probe**"). Using the sampling method, the European Commission selected several companies as investigation targets of the EU Subsidy Probe, and as of the date of this annual report, we have not been named or selected under similar investigation. However, there can be no assurance that we will not be publicly named, inquired or investigated by any authority on the basis of national security or anti-subsidy. Such investigations in overseas markets may adversely affect the exports of EVs from China, such as our products, into overseas markets, and our strategy of expanding into overseas markets may be negatively impacted. Any of these circumstances may also materially and adversely affect our business, results of operations, financial condition, and reputation and may further cause the trading prices of our Class A ordinary shares and the ADSs to decline significantly.

We face risks associated with the international sale of our Smart EVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

While we have historically sold substantially all of our Smart EVs in China, we have been exploring opportunities to expand into international markets. For example, in December 2020, the first batch of the European version of the G3 was delivered to customers in Norway. In August 2021, we started the deliveries of the P7 to the European market. In 2022, we opened stores in the Netherlands, Sweden, Denmark and Norway. In February 2023, we launched the G9 mid- to large-sized SUV and the new P7 sports sedan for Europe and opened our first Delivery and Service Center in Norway. In the second quarter of 2023, we opened our Delivery and Service Centers consecutively in the Netherlands, Sweden, and Denmark. We may also test sales into other international markets. While we expect China will continue to be our primary market, the marketing and sale of our Smart EVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

- fluctuations in foreign currency exchange rates;
- increased costs associated with maintaining the ability to understand the local markets and develop and maintain effective marketing and distributing presence in various countries;
- recruiting and retaining talented and capable employees outside China and maintaining our company culture across all of our offices;
- providing customer service and support in these markets;
- difficulty with staffing and managing overseas operations;
- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations or perceptions on our ability to provide our products in certain international markets;
- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

- failure to develop appropriate risk management and internal control structures tailored to overseas operations;
- difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services including charging and other electric infrastructures;
- failure to obtain or maintain permits for our products or services in these markets;
- different safety concerns and measures needed to address accident related risks in different countries and regions;
- inability to obtain, maintain or enforce intellectual property rights; and
- unanticipated changes in prevailing economic conditions and regulatory requirements.

Our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our success in international expansion depends, in part, on our ability to succeed in different legal, regulatory, economic, environmental, social and political conditions which we have little control over. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. A change in one or more of the factors described above may have a material adverse effect on our business, financial condition and results of operations.

We have incurred and may continue to incur substantial share-based compensation expenses.

In 2015, our subsidiary, Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. ("**Chengxing Zhidong**"), adopted a share incentive plan, pursuant to which options were granted to certain employees of Chengxing Zhidong and its subsidiaries. In June 2020, XPeng Inc. adopted a share incentive plan, or the Plan, to replace the share incentive plan adopted by Chengxing Zhidong, and we issued restricted share units, or RSUs to replace the options granted to certain employees of Chengxing Zhidong and its subsidiaries. As of March 31, 2024, RSUs which represent 23,395,933 underlying Class A ordinary shares were outstanding (which do not include the Class A ordinary shares underlying the vested RSUs), and 362,614 shares underlying such RSUs were held by XPeng Fortune Holdings Limited ("**XPeng Fortune**"), which has been established for our share incentive plan. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs (including the RSUs issued to replace the options granted under the share incentive plan of Chengxing Zhidong) granted prior to our initial public offering in the U.S. was contingent upon the completion of an initial public offering or change in control, we started to recognize share-based compensation expense after the completion of our initial public offering in the U.S. in August 2020. The Group recognized RMB379.9 million, RMB710.5 million and RMB550.5 million of share-based compensation expenses in 2021, 2022 and 2023, respectively. Moreover, as we expect to grant additional RSUs or other share incentives to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations could be adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operation.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom's exit from the European Union in January 2020, and the adverse impact on the global economies and financial markets from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. Moreover, the current geopolitical tensions may also pose potential challenges for our businesses and operations in the relevant areas. It is unclear whether these challenges will be contained and what effects they each may have in the long term. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China's economic growth is declining. Any prolonged slowdown in global or China's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

Sales of our Smart EVs depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our Smart EVs and our results of operations may be materially and adversely affected.

We are subject to various laws relating to export controls.

We have been conducting a portion of our research and development on ADAS in the United States, and we are required to comply with the U.S. laws and regulations on export controls, including the U.S. Department of Commerce's Export Administration Regulations. Furthermore, in August 2022, the United States enacted the Creating Helpful Incentives to Produce Semiconductors and Science Act of 2022, or the CHIPS Act, which aims to strengthen U.S. domestic semiconductor manufacturing, design and research, fortify the economy and national security, and to help the United States compete economically against China. In addition, the BIS imposed additional export controls on certain advanced computing semiconductor chips, integrated circuits, semiconductor manufacturing items and related transactions in October 2022. In October 2023, the BIS announced additional semiconductor regulations expanding and enhancing export controls under the October 2022 regulations and reinforced the controls to restrict China's ability to both purchase and manufacture certain high-end chips critical for military advantage. These recent export controls are, in part, intended to restrict China's ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions. The implementation, interpretation and impact on our business of these rules and other regulatory actions taken by the U.S. government is uncertain. These actions and/or

other actions that may be taken by the governments of either the U.S. or China, or both (including in response to recent increased tensions), could hinder our ability to transfer our U.S.-origin software to China, source U.S.-origin software and components or otherwise access U.S. technology, which could materially and adversely affect our business, results of operations and financial condition.

If we fail to effectively manage our inventory, our results of operations and financial condition may be materially and adversely affected.

In order to operate our business effectively and meet our consumers' demands and expectations, we must maintain a certain level of inventory to ensure timely delivery. We determine our level of inventory based on our experience, number of orders from customers and assessment of customer demand.

However, forecasts are inherently uncertain, and the demand for our products could change significantly between the order date and the projected delivery date. If we fail to accurately forecast the demand, including with respect to our vehicle models that are at or near the end of production cycle, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would have an adverse effect on our profitability. We recognized inventory write-downs of RMB162.4 million, RMB220.3 million, and RMB1,054.7 million in 2021, 2022 and 2023, respectively. We have incurred inventory write-downs and losses on inventory purchase commitments in 2023 in relation to the cessation of G3i and upgrades of certain models, and similar losses may occur in the future. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce a sufficient number of products to meet such unanticipated demand, which could result in delays in the delivery of our products and harm our reputation.

Any of the above may materially and adversely affect our results of operations and financial condition. As we plan to continue to expand our product offerings, we may continue to face challenges in effectively managing our inventory.

Significant impairment charges to our balance of intangible assets could materially and adversely impact our financial position and results of the Group's operations.

The Group's intangible assets primarily consist of manufacturing license, license plate, software and license of maintenance and overhaul, vehicle model technology under development, vehicle platform technology, robotics platform technology and other intangible assets. In addition, the Group's controlling financial interest (as a result of existing contractual arrangements and as the term is defined under ASC 810) provides for the consolidation of the Group VIEs which hold certain licences. Such contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. See "— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business." The Group's intangible assets amounted to RMB878.7 million, RMB1,043.0 million and RMB4,949.0 million as of December 31, 2021, 2022 and 2023, respectively. The Group tests finite-lived intangible assets for impairment if impairment

indicators arise. The indefinite-lived intangible assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Any significant impairment losses charged against the Group's intangible assets could have a material adverse effect on the Group's business, financial condition and results of operations.

We recorded a significant amount of indefinite-lived intangible assets and goodwill in connection with our acquisitions, and we may incur material impairment charges to our indefinite-lived intangible assets and goodwill if the recoverability of these assets become substantially reduced.

In connection with our acquisitions in 2023, we recorded a significant amount of indefinite-lived intangible assets of RMB609.2 million and goodwill of RMB34.1 million in our financial statements. As of December 31, 2023, we have recorded indefinite-lived intangible assets of RMB1,416.1 million and goodwill of RMB34.1 million. The value of the indefinite-lived intangible assets and goodwill is based on assumptions and judgments. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our indefinite-lived intangible assets and goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether our indefinite-lived intangible assets and goodwill is impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management's judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.

Fluctuation of fair value change in short-term investments may affect our results of operations.

We have made short-term investments, mainly comprising of the investments issued by major and reputable commercial banks with a variable interest rate indexed to the performance of underlying assets. Short-term investments are stated at fair value. Changes in the fair value are reflected in our consolidated statements of comprehensive loss. The methodology that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on short-term investments in the future. If we incur such fair value losses, our results of operations and financial condition may be adversely affected.

If we do not continue to receive preferential tax treatments, our results of operations may be materially and adversely affected.

We have benefited from government grants and preferential tax treatments, many of which are non-recurring in nature or are subject to periodic review. There can be no assurance we will continue to receive preferential tax treatment. If we are unable to receive such treatment in the future, our results of operations may be materially and adversely affected.

Our recognition of deferred revenue is subject to future performance obligations and may not be representative of revenues for succeeding periods.

Our deferred revenue represents transaction payments allocated to performance obligations that are unsatisfied, which primarily arises from, among others, the undelivered vehicles, charging piles and free battery charging within certain limits. Our deferred revenue balance was RMB897.3 million, RMB1,083.2 million, and RMB1,299.9 million as of December 31, 2021, 2022 and 2023, respectively. The timing and ultimate recognition of our deferred revenue depend on various factors, including our performance of obligations. As a result, deferred revenue at any particular date may not be representative of actual revenue for any succeeding period.

We recorded shareholders' deficit.

We recorded total shareholders' deficit of RMB6,830.4 million as of December 31, 2019, primarily due to the accounting treatment for our company's preferred shares before our initial public offering in the U.S. as total mezzanine equity, and not total shareholders' equity. After our initial public offering in the United States in August 2020, all of the preferred shares had been converted into ordinary shares. As such, as of December 31, 2023, we did not have any mezzanine equity and recorded total shareholders' equity of RMB36,328.5 million.

Although the total shareholders' deficit recorded during 2019 was not due to capital shortage and was primarily resulted from accounting treatment of preferred shares, we cannot assure you that we will be able to continue to record total shareholders' equity and total net assets in the future. If we fail to do so, our financial condition may deteriorate.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. If any of our employees are identified as a possible source of spreading COVID-19, H1N1 flu, avian flu or another epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of certain business operations. A recurrence of an outbreak of COVID-19, H1N1 flu, avian flu or another epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.

The Group has experienced certain disruptions in its operations as a result of the government-imposed suspensions due to the COVID-19 pandemic in China in the previous years. A substantial number of our offices and stores, as well as our manufacturing facilities, were closed for certain periods in the first quarter of 2020. As a result, our Smart EV delivery decreased from 3,218 units in the fourth quarter of 2019 to 2,271 units in the first quarter of 2020. In particular, we delivered 1,055 units, 161 units and 1,055 units of Smart EVs in January, February and March 2020, respectively, which were lower than our expectation before the COVID-19 outbreak. The sharp decrease in the number of deliveries in February 2020 was mainly due to the significant impact from COVID-19 outbreak in China and seasonal impact from the

Chinese New Year holiday. In the second quarter, third quarter and fourth quarter of 2020, we delivered 3,228 units, 8,578 units and 12,964 units of Smart EVs, respectively. The pandemic affected and may affect future delivery of components from certain suppliers that suspended production. For example, some of our suppliers were unable to deliver sufficient components to us due to the COVID-19 pandemic. We cannot assure you that such situation will not occur in the future if the COVID-19 pandemic resurges and that we will be able to find alternative suppliers should that happen in the future. See also "— We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our Smart EVs according to our schedule and at prices, quality levels and volumes acceptable to us." In addition, we incurred additional costs relating to the delivery of new Smart EVs to customers' homes, mask donations to our customers, technology advancement for remote working arrangements and OTA firmware updates during the pandemic.

We are also vulnerable to natural disasters and other calamities, especially those relating to climate change. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. Moreover, the current geopolitical tensions may also pose potential challenges for our businesses and operations in the relevant areas. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.

RISKS RELATING TO DOING BUSINESS IN CHINA

Changes and developments in the political, economic and social policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

The Group's operations are mainly conducted in the PRC, and substantially all of our revenues have historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political, social and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. Recently there have been signs that the rate of China's economic growth is declining. Any prolonged slowdown in China's economic development could have a material adverse effect on our businesses, financial condition and results of operations.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. The PRC government may intervene or influence the Group's operations at any time, which could result in a material change in the Group's operations and/or the value of our ADSs and Class A ordinary shares. In particular, the PRC government has recently promulgated new laws and regulations to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See the section headed "Business — Regulations — Regulations on M&A Rules and Overseas Listings" in this annual report. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

The Group's operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, the PRC legal system is still evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our businesses. In addition, rules and regulations in China can change quickly with little advance notice. We cannot assure you that our business operations would not be deemed to be violating any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

For example, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering

and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies' overseas equity offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for our future follow-on public offering or debt financing activities, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face penalties by the CSRC or other PRC governmental authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares or ADSs.

Any administrative and court proceedings in China may be time-consuming, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights and could materially and adversely affect our business, financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor located in a jurisdiction which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities,

no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MOF, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China and vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a "covered issuer", or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our independent auditor. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report on Form 20-F or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer under the HFCA Act after we filed the annual report on Form 20-F for the year ended December 31, 2022 in 2023 and we do not expect to be identified as an SEC-identified issuer again in 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as an SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading "over-the-counter" either. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers' ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

Certain PRC regulations establish procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

Certain PRC regulations established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, as required by the Measures for the Security Review of Foreign Investment, promulgated by the NDRC and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See the section headed "Business — Regulations — M&A Rules and Overseas Listings" in this annual report.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles ("**SAFE Circular 37**") on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct

establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle". Pursuant to SAFE Circular 37, "control" refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China's overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee's probation and unilaterally terminating labor contracts. In the event that we decide to terminate any of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to do so or effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations in China are still evolving, our employment practices may inadvertently violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. As an overseas listed company, we and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We have made efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise's ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and service fees paid by the Group VIEs to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

XPeng Inc. is a holding company with no material operations of its own. We conduct our operations in China (i) primarily through our PRC subsidiaries, and (ii) to a much lesser extent, the Group VIEs. As a result, although other means are available for us to obtain financing at the holding company level, we rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and service fees paid by the Group VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2023. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

In addition, the PRC Enterprise Income Tax Law and its implementing rules impose a withholding income tax as much as 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, unless such income tax is reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprise is a tax resident. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. Furthermore, we are subject to restrictions on currency exchange. See "— We are subject to restrictions on currency exchange."

The Group currently has four Group VIEs and cash flow from such Group VIEs are immaterial.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantial and overall management and

control over the production and operations, personnel, accounting and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (the "**Circular 82**"), on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body".

Dividends paid to our foreign investors and gains on the sale of the ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or Class A ordinary shares may decline significantly.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to declare any dividends in the foreseeable future.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, as amended in December 2017 (the "**Bulletin 7**"). Pursuant to this Bulletin 7, an "indirect transfer" of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the "**SAT Circular 37**"), which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be

requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

Substantially all of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenues and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the Class A ordinary shares and/or ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds from our initial public offering in the U.S. and our follow-on public offering completed in December 2020, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, which was amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company

may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by foreign-invested entities' of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from the SAFE.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from the initial public offering in the U.S. and the follow-on public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and social conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the "**SDR**"), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi's daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Most of our revenue and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars proceeds we received from our PRC-offshore financing activities into Renminbi for the Group's operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice (the "**DOJ**"), and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. The Group's operations are mainly conducted in China and the Group's assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There may be significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

The Group conducts its operations mainly in China, and its assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this annual report in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on

the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this annual report. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there may be significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. As such, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor, and there can be no assurance that such legal action in Hong Kong would be resolved in favor of the judgment debtor.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based "big four" accounting firms, including the auditors of our audit report in this annual report, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms' audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice for four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

Pursuant to the HFCA Act, the PCAOB issued a report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including the four PRC-based accounting firms. Although he PCAOB Board voted in December 2022 to vacate its previous determination following the Statement of Protocol signed between the PCAOB and the CSRC and the MOF in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong, we cannot assure you that the PCAOB will always have complete access to inspect and investigate the four PRC-based accounting firms. See "— If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment." In the event that the PRC-based "big four" accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our Class A ordinary shares and/or our ADSs may be adversely affected.

If the auditors of our audit report in this annual report independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on the Group's consolidated financial statements, the Group's consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

RISKS RELATING TO OUR CORPORATE STRUCTURE

Revenue contributions from the Group VIEs have not been and are not expected in the foreseeable future to be material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Group VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the Group VIEs and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see the section headed "Report of the Directors — Connected Transactions — 2. Non-exempting continuing connected transactions — Contractual Arrangements — Contractual Arrangements in place — Summary of the material terms of the Contractual Arrangements" in this annual report.

If our corporate structure and contractual arrangements are deemed by the relevant regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Group VIEs and have to modify such structure and contractual arrangements to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

- revoking our relevant business and operating licenses;
- levying fines on us;
- confiscating any of our income that they deem to be obtained through illegal operations;
- shutting down our relevant services;
- discontinuing or restricting the Group's operations in China;
- imposing conditions or requirements with which we may not be able to comply;
- requiring us to change our corporate structure and contractual arrangements;
- restricting or prohibiting our use of the proceeds from overseas offering to finance the Group VIEs' business and operations; and
- taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See the section headed "— Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations" in this annual report. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that these contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Group VIEs. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Group VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements.

We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate certain businesses that do not have and are not expected in the foreseeable future to have material revenue contributions to the Group. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with the Group VIEs and their respective affiliate shareholders to operate the business in areas where foreign ownership is restricted or prohibited, including the value-added telecommunications business. For a description of these contractual arrangements, see the section headed "Report of the Directors — Connected Transactions — 2. Non-exempt continuing connected transactions — Contractual Arrangements — Contractual Arrangements in place — Summary of the material terms of the Contractual Arrangements" in this annual report. These contractual arrangements may not be as effective as direct ownership in providing us with control over the Group VIEs. Investors in our ADSs and Class A ordinary shares are not purchasing equity interest in the Group's operating entities in China, but instead are purchasing an equity interest in XPeng Inc., a Cayman Islands holding company. The Group VIEs do not represent a material percentage of the Group's results of operations and the Group VIEs do not support material revenues reported within other subsidiaries of our company. The Group VIEs are consolidated with our results of operations for accounting purposes pursuant to U.S. GAAP (ASC 810). However, if the Group VIEs or the respective affiliate shareholders of the Group VIEs fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration or court proceedings in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are

final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Group VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See the section headed "— Risks Relating to Doing Business in China — Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties." in this annual report.

Our contractual arrangements with the Group VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with the Group VIEs were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of the Group VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to the Group VIEs for underpaid taxes; or (ii) limiting the ability of the Group VIEs to obtain or maintain preferential tax treatments and other financial incentives.

If we exercise the option to acquire equity ownership of the Group VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, to the extent allowed by PRC laws, rules and regulations, Xiaopeng Technology, Xiaopeng Chuxing, Xiaopeng Motors Sales, or their respective designated person, have the exclusive right to purchase all or any part of the equity interests in the relevant Group VIEs from their respective affiliate shareholders equal to the amount of the relevant registered capital contributed by the affiliate shareholders in the relevant Group VIEs. If such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. Subject to relevant laws and regulations, the affiliate shareholders of the relevant Group VIEs shall return any amount of purchase price they have received to Xiaopeng Technology, Xiaopeng Chuxing or Xiaopeng Motors Sales. In September 2021, Xiaopeng Technology acquired 50% of equity interest in Zhipeng IoV from its individual shareholders, and Xiaopeng Chuxing acquired 50% of equity interest in Yidian Chuxing from its individual shareholders. As the transfer prices of such equity transfers might be subject to review and tax adjustment with reference to the market value by the relevant tax authorities, such authorities may require Xiaopeng Technology or Xiaopeng Chuxing to pay individual income taxes in the PRC on behalf of the individual shareholders for ownership transfer income with reference to the market value accordingly, in which case the amount of tax could be substantial.

The affiliate shareholders of the Group VIEs may have conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We rely on the affiliate shareholders of the Group VIEs to abide by the obligations under such contractual arrangements. Their interests as the affiliate shareholders of the Group VIEs may differ from the interests of our company as a whole, as what is in the best interests of the Group VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be aligned with the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the Group VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Group VIEs may be jeopardized if such shareholders breach the terms of the contractual arrangements or are subject to legal proceedings.

Currently, we do not have arrangements to address conflicts of interest the affiliate shareholders of the Group VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in the Group VIEs to an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing affiliate shareholders of the Group VIEs as provided under the power of attorney agreements, directly appoint new directors of the Group VIEs. We rely on the affiliate shareholders of the Group VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of the Group VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by certain shareholders who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Class A ordinary shares and/or ADSs and materially reduce the value of your investment.

Our current memorandum and articles of association provide that in respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes, save that each Class A ordinary share and Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to our memorandum or articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of our auditors; or (d) the voluntary liquidation or winding-up of us. As of March 31, 2024, Mr. Xiaopeng He, our co-founder, chairman beneficially owned all the Class B ordinary shares issued and outstanding, which represented 69.5% of the voting power of our total issued and outstanding

shares. As a result, Mr. He has the ability to control or exert significant influence over important corporate matters to the extent permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, or the Hong Kong Listing Rules, and the memorandum and articles of association, and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

- the composition of our board of directors and, through it, any determinations with respect to the Group's operations, business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers or other business combinations;
- our disposition of substantially all of our assets; and
- any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the Class A ordinary shares and/or ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their respective shares as part of a sale of our company and reducing the price of the Class A ordinary shares and/or ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The structure of our share capital may render the Class A ordinary shares and/or ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the Class A ordinary shares and/or ADSs.

In July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our capital structure with more than one class of shares would make Class A ordinary shares and ADSs ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in the ADSs and Class A ordinary shares. These policies are still relatively new and it is yet unclear what effect, if any, they have had and will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included and may adversely affect the liquidity of the shares of such companies. As such, the exclusion of the Class A ordinary shares and/or ADSs from these indices could result in a less active trading market for the Class A ordinary shares and/or ADSs and adversely affect their trading price.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and Group VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and Group VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and Group VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and Group VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 (the "**2015 Draft FIL**"), according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately "controlled" by foreign investors. In March 2019, the PRC National People's Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of "control" in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of "foreign investments" made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of "control" as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If any Group VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any "negative list" for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

RISKS RELATING TO OUR CLASS A ORDINARY SHARES AND ADSs

The trading price of our ADSs and Class A ordinary shares has been and is likely to continue to be volatile, which could result in substantial losses to you.

The trading price of our ADSs and Class A ordinary shares has been and is likely to continue to be, volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, the stock prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our Class A ordinary shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the U.S. and/or Hong Kong, which consequently may impact the trading performance of our Class A ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the COVID-19 pandemic have triggered significant price fluctuations in the U.S. stock market. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our Class A ordinary shares and/or our ADSs.

In addition to the above factors, the price and trading volume of our Class A ordinary shares and/or our ADSs may be highly volatile due to multiple factors, including the following:

- regulatory developments affecting us or our industry;
- announcements of studies and reports relating to the quality of our product offerings or those of our competitors;
- changes in the economic performance or market valuations of other providers of electric vehicles;
- actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
- changes in financial estimates by securities research analysts;

- conditions in the EV market in China;
- announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
- additions to or departures of our senior management;
- the implementation of the HFCA Act and future development in that regard;
- fluctuations of exchange rates between the Renminbi, the Hong Kong dollar and the U.S. dollar;
- release or expiry of lock-up or other transfer restrictions on our Class A ordinary shares or ADSs; and
- sales or perceived potential sales of additional Class A ordinary shares or ADSs.

An active trading market for our ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE and/or our other securities might not be sustained and trading prices of our ordinary shares, ADSs and/or our other securities might fluctuate significantly.

We cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained. In addition, we cannot assure you that an active trading market for our ADSs on the NYSE or for our other securities will be sustained. For example, investors may convert our ADSs into Class A ordinary shares listed in Hong Kong. If our investors convert a significant portion of our ADSs into Class A ordinary shares listed in Hong Kong or if such conversions happen suddenly or at a rapid pace, the price and liquidity of our ADSs could be severely impacted. The trading price or liquidity for our ADSs on the NYSE and the trading price or liquidity for our Class A ordinary shares on the Hong Kong Stock Exchange in the past might not be indicative of those of our ADSs on the NYSE and our Class A ordinary shares on the Hong Kong Stock Exchange in the future. In addition, legislation, executive orders and other regulatory actions, such as the HFCA Act and U.S. Executive Order 13959, may cause our ADSs to be delisted from the NYSE. See the section headed "— Risks Related to Doing Business in China — If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future for two consecutive years, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment" in this annual report. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange, our ADSs on the NYSE or our other securities is not sustained, the market price and liquidity of our Class A ordinary shares, our ADSs or our other securities, could be materially and adversely affected, and there may be difficulties in enforcing obligations with respect to our other securities.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may from time to time provide guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated production and sales volumes, average sales prices, supplier and commodity costs, and planned cost reductions. If our guidance varies from actual results, the market value of our Class A ordinary shares and/or ADSs could decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and their trading volume could decline.

The trading market for our Class A ordinary shares and our ADSs may be influenced by the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and/or ADSs to decline.

Because we do not expect to pay cash dividends in the foreseeable future, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See the section headed "Report of the Directors — Dividend Policy and Final Dividend" in this annual report. Therefore, you should not rely on an investment in our Class A ordinary shares and ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value in the future or even maintain the price at which you purchased our Class A ordinary shares and/or ADSs. You may not realize a return on your investment in the Class A ordinary shares and/or ADSs and you may even lose your entire investment in the Class A ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and ADSs to decline significantly. As of March 31, 2024, we had 1,538,133,989 Class A ordinary shares and 348,708,257 Class B ordinary shares issued and outstanding, excluding 2,080,046 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan. All ADSs representing our Class A ordinary shares sold in our initial public offering in the U.S. and follow-on public offerings are freely transferable by persons other than our "affiliates" without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act.

In addition, certain of our shareholders have the right to cause us to register the sale of their ordinary shares under the Securities Act upon occurrence of certain circumstances. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline significantly.

Holders of our ADSs may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene an annual general meeting will be 21 days and an extraordinary general meeting will be 14 days.

When a general meeting is convened, the holders of ADSs may not receive sufficient notice of a shareholders' meeting to permit the withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to holders of ADSs or carry out the voting instructions of the holders of ADSs in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but there can be no assurance that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders' meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders' meetings if holders of these ADSs do not give voting instructions to the depositary, which could adversely affect the interests of the holders of our Class A ordinary shares and/or ADSs.

Under the deposit agreement for the ADSs, if holders of ADSs do not vote, the depositary will give us a discretionary proxy to vote the underlying Class A ordinary shares represented by their ADSs at shareholders' meetings unless:

- we have instructed the depositary that we do not wish a discretionary proxy to be given;
- we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
- a matter to be voted on at the meeting would have an adverse impact on holders of ADSs; or
- the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that holders of ADSs cannot prevent our underlying Class A ordinary shares represented by their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

The rights of our ADS holders to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without their consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and holders of our ADSs will have irrevocably waived any objection which they may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without the consent of holders of ADSs. If holders of ADSs continue to hold their ADSs after an amendment to the deposit agreement, they will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law.

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings of our ADSs.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of ADSs in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of ADSs unless both the

distribution and sale of the rights and the underlying securities to be distributed to holders of ADSs are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings in the future and may experience dilution in their holdings.

Holders of our ADSs may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make such cash dividends or other distributions available to them.

The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See the section headed "Report of the Directors — Dividend Policy and Final Dividend" in this annual report. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of ADSs.

We have incurred and expect to continue to incur significant costs as a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company to ensure that we comply with the various requirements on corporate governance practices imposed by the Sarbanes-Oxley Act of 2002, rules subsequently implemented by the SEC and NYSE, as well as the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules).

For example, as a result of becoming a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We have also incurred additional costs associated with our public company reporting requirements. We expect that these rules and regulations will continue to cause us to incur elevated legal and financial compliance costs, devote substantial management effort to ensure compliance and make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We and certain of our directors and officers may be named as defendants in one or several shareholder class action lawsuits.

Shareholder class action lawsuits may be filed against us and/or certain of our directors and officers. In the past, shareholders of a public company may bring securities class action suits against companies following periods of instability in the market price of those companies' securities. If we were involved in a class action suit, it may utilize a significant portion of our cash resources and could divert a significant amount of our management's attention from the day-to-day operations of our company and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we or certain of our directors or officers may be a target for lawsuits, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their or our defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs' appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our current memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

Our current memorandum and articles of association gives us powers to take actions, some of which could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, to (i) issue, allot and dispose of shares (including, without limitation, preferred shares) to such persons, in such manner, on such terms and having such rights and being subject to such

restrictions as the directors may from time to time determine, (ii) grant rights over shares or other securities to be issued in one or more classes or series and to determine the designations, powers, preferences, privileges, and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with our then issued and outstanding shares and (iii) grant options with respect to shares and issue warrants or similar instruments with respect thereto. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the memorandum and articles, as well as others' acquisition of control of our company, after our listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, including the Hong Kong Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs provides that, to the extent permitted by law, holders of our ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor's negligence in failing to liquidate collateral upon a guarantor's demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it

may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, Cayman Companies Act and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. and Hong Kong. For example, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a Hong Kong court.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies, whilst under our current memorandum and articles of association, holders of our ordinary shares will have a right to inspect or obtain copies of our list of shareholders and annual audit report of our profit and loss account and balance sheet. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. or Hong Kong.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a "controlled company" as defined under the NYSE Listed Company Manual. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a "controlled company" as defined under the NYSE Listed Company Manual because Mr. Xiaopeng He, our co-founder, chairman and chief executive officer, holds more than 50% of the aggregate voting power of our company. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See the section headed "— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies" in this annual report. If we cease to be a

foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the NYSE corporate governance requirements.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

Based on the composition of our income and assets and the value of our assets, including goodwill (which we have determined based on the trading price of our ADSs and Class A ordinary shares), we do not believe we were a PFIC for the year ended December 31, 2023, although there can be no assurance in this regard.

It is possible, however, that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition or changes in the value of our assets. In this regard, the value of our assets may be determined by reference to the trading price of our ADSs and Class A ordinary shares, and fluctuations in the trading price of our ADSs and Class A ordinary shares may affect our PFIC status. Because the trading price of our ADSs and Class A ordinary shares has been volatile and has declined significantly between the beginning of 2024 and the date hereof, we believe there is a significant risk that we will be a PFIC for the year ended December 31, 2024 and possibly for future years.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of the Group VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of the Group VIEs. If it is determined, contrary to our view, that we do not own the equity of the Group VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we are more likely to be treated as a PFIC.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For example, if we are a PFIC, our United States investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See "Item 10. Additional Information — E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company" of the annual report on Form 20-F.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required under the NYSE corporate governance listing standards to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders' approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the first four exemptions described above unless otherwise required under the applicable laws and regulations in Hong Kong (including the Hong Kong Listing Rules) or disclosed in this annual report. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

We are subject to Hong Kong and the NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE and our Class A shares are currently traded on the Hong Kong Stock Exchange. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit the Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary

shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including, among others, for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions and distributions of securities other than ADSs. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

We have established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. According to the Stamp Duty (Amendment) (Stock Transfers) Bill 2023, which became effective on November 17, 2023, the stamp duty rate on transfer of any Hong Kong stock would be reduced from 0.13% to 0.1% of the consideration or the market value (whichever is the higher) of the stock transferred, payable by each of the buyer and seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

Our investors may experience further dilution if we issue additional ADSs and/or Class A ordinary shares in the future.

We may consider offering and issuing additional shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Class A ordinary shares may experience further dilution in terms of the net tangible asset value per share if we issue additional shares in the future at a price that is lower than the net tangible asset value per share. On July 26, 2023, we entered into the VW Share Purchase Agreement for strategic minority investment by the Volkswagen Group in us, pursuant to which, on December 6, 2023, we issued an aggregate of 94,079,255 Class A ordinary shares to Volkswagen Nominee for approximately US$705.6 million. On August 27, 2023, we and DiDi entered into the DiDi Share Purchase Agreement to acquire DiDi's smart auto development business, pursuant to which on November 13, 2023, upon the initial closing of the DiDi Share Purchase Agreement, we issued 58,164,217 Class A ordinary shares to DiDi, and we may issue additional Class A ordinary shares to DiDi under the DiDi Share Purchase Agreement upon satisfaction of certain milestones under the DiDi Share Purchase Agreement.

You should read the entire document carefully, and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding ourselves.

Prior to the publication of this annual report, there may be press and media coverage regarding us, which contained, among other things, certain financial information, projections, valuations and other forward-looking information about us. We have not authorized the disclosure of any such information in the press or media and do not accept responsibility for the accuracy or completeness of such press articles or other media coverage. We make no representation as to the appropriateness, accuracy, completeness or reliability of any of the projections, valuations or other forward-looking information about us. To the extent such statements are inconsistent with, or conflict with, the information contained in this annual report, we disclaim responsibility for them. Accordingly, prospective investors are cautioned to make their investment decisions on the basis of the information contained in this annual report and any documents incorporated by reference herein only, and should not rely on any other information.

Management Discussion and Analysis

A. OPERATING RESULTS

Overview

We are a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that primarily appeal to the large and growing base of middle-class consumers in China. Since inception, we have taken an innovative technology path to our envisioned future of mobility. We intend to empower consumers with our differentiated Smart EVs that can offer disruptive mobility experiences. We believe this can be achieved by fast iteration of software and seamless integration with hardware, which enable us to lead the innovation of Smart EV technologies and provide differentiated Smart EV products to consumers.

Since our inception in 2015, we have become one of the leading Smart EV companies in China, with leading software and hardware technology at our core and bringing innovation in advanced driver assistance, smart connectivity and core vehicle systems. We develop full-stack advanced driver assistance systems, or ADAS, software in house and have deployed such software on mass-produced vehicles. We started to roll out our XNGP in March 2023 and have made XNGP available in cities without HD map coverage since November 2023. As a result, its geographical coverage has expanded swiftly in China.

Our Smart EVs appeal to the large growing base of middle-class consumers in China. We primarily target the mid- to high-end segment in China's passenger vehicle market, with prices ranging from RMB150,000 to RMB400,000. Consumers choose our products primarily because of attractive design, industry-leading electrification and smart technologies, interactive smart mobility experience and long driving range.

We are building a rapidly expanding, diversified portfolio of attractive Smart EV models to capture the growing demand for Smart EVs and appeal to the differentiated needs of a broad customer base.

- In December 2018, we started delivery of the G3, which is our first Smart EV and a compact SUV.

- In May 2020, we started delivery of the P7, which is our second Smart EV and a sports sedan.

- In March 2021, we started delivery of the P7 Wing, which is a limited edition designed to accentuate the sporty and dynamic styling of the sports sedan with scissor-style front doors that are traditionally only available in luxury sports vehicles.

- In March 2021, we introduced newer versions of the G3 and the P7 that are equipped with lithium iron phosphate battery to provide our customers with a wider variety of options.

- In April 2021, we unveiled the P5, which is our third Smart EV and a family sedan, and started delivery in September 2021.

- In July 2021, we introduced the G3i, which is the mid-cycle facelift version of the G3, and started delivery in August 2021.

- In September 2022, we launched the G9, which is our fourth Smart EV and a mid- to large-sized SUV, and started mass delivery in October 2022.

- In March 2023, we introduced the P7i, which is the mid-cycle facelift version of the P7, and started delivery during the same month.

- In June 2023, we launched the G6, which is our fifth Smart EV, and started delivery to customers in July 2023.

- In January 2024, we launched the X9, which is our sixth Smart EV, and started delivery during the same month.

We currently offer the following models:

- P7 (sports sedan), with a wheelbase of 2,998 mm and CLTC range of 586 km.

- P5 (family sedan), with a wheelbase of 2,768 mm and CLTC range of 500 km.

- G9 (mid- to large-sized SUV), with a wheelbase of 2,998 mm and CLTC range between 570 km and 702 km.

- P7i (sports sedan), with a wheelbase of 2,998 mm and CLTC range between 550 km and 702 km.

- G6 (coupe SUV), with a wheelbase of 2,890 mm and CLTC range between 580 km and 755 km.

- X9 (seven-seater MPV), with a wheelbase of 3,160 mm and CLTC range between 610 km and 702 km.

Our ADAS and in-car intelligent operating system enable customers to enjoy a differentiated smart mobility experience, and our Smart EVs can be upgraded through OTA firmware updates to introduce enhancements and new functionalities. Continuous innovation in software is one of the key factors that differentiate our Smart EVs and has become a critical value proposition appealing to customers.

We seek to expand our customer reach by extending our online and physical sales and service network. Our physical sales network consisted of a total of 500 stores in operation, covering 181 cities as of December 31, 2023. In addition, we actively engage in online marketing through various channels to further enhance our brand recognition and customer acquisition.

We aim to offer our customers a convenient charging and driving experience by providing them with access to a vast, rapidly-growing charging network. Our customers can choose to charge their Smart EVs using home chargers, at XPENG self-operated charging station network or at third-party charging stations. In addition, we started to launch the 480kW S4 supercharging stations in China in 2022. As of December 31, 2023, XPENG self-operated charging station network further expanded to 1,108 stations, including 902 XPENG self-operated supercharging stations and 206 destination charging stations. Our S4 supercharging stations have covered over 150 cities in China, including all of the tier-1 and the new tier-1 cities.

Our manufacturing philosophy centers on quality, continuous improvement, flexibility and high operating efficiency. We manufacture our vehicles at our own plants in Zhaoqing and Guangzhou, Guangdong province. In addition, the construction of our new manufacturing base in Wuhan has been completed as of March 31, 2024 and is pending inspection and acceptance procedures conducted by relevant government authorities.

Our total revenue grew rapidly from RMB20,988.1 million in 2021 to RMB26,855.1 million in 2022, and further to RMB30,676.1 million in 2023. Our Smart EV deliveries increased from 98,155 units in 2021 to 120,757 units in 2022, and further to 141,601 units in 2023, representing a year-on-year growth rate of 17.3% between 2022 and 2023. Along with strong revenue growth, our gross profit margin decreased from 12.5% in 2021 to 11.5% in 2022, and decreased to 1.5% in 2023.

Our Business Model

We offer an innovative mobility experience through our Smart EVs, software and services. Vehicle sales is the primary source of our revenues. We have launched five Smart EV models as of December 31, 2023 and our X9 on January 1, 2024, and we plan to continuously introduce new models and facelifts to expand our product portfolio and customer base.

General Factors Affecting the Group's Results of Operations

The demand for our Smart EVs is affected by the following general factors:

- China's macroeconomic conditions and the growth of China's overall passenger vehicle market, especially the mid- to high-end segment;

- Penetration rate of EVs in China's passenger vehicle market, which is in turn affected by, among other things, (i) functionality and performance of EVs, (ii) total cost of ownership of EVs and (iii) availability of charging network;

- Development, and customer acceptance and demand, of smart technology functions, such as ADAS and smart connectivity;

- Government policies and regulations for EVs and smart technology functions, such as subsidies for EV purchases and government grants for EV manufacturers; and

- Seasonal fluctuations of the customers' demand for our Smart EVs.

Changes in any of these general industry conditions could affect the Group's business and result of operations.

Specific Factors Affecting the Group's Results of Operations

Besides the general factors affecting China's Smart EV market, the Group's business and results of operations are also affected by company specific factors, including the following major factors:

Our ability to attract new customers and grow our customer base

We design our Smart EVs to satisfy the needs and preferences of China's middle-class consumers. We strive to enhance brand recognition among our target customers by consistently delivering smart and upgradable EVs as well as a superior customer experience. Enhanced customer satisfaction will help to drive word-of-mouth referrals, which will reduce our customer acquisition costs. Our ability to attract new customers also depends on the scale and efficiency of our sales network, which includes direct stores, franchised stores and various online marketing channels. We seek to attract new customers cost-efficiently by, among other things, locating many of our stores in shopping malls, adopting an asset-light franchise model and engaging in online precision marketing. In addition, we intend to strategically expand and strengthen our international market presence, initially primarily focusing on overseas markets with higher Smart EV penetration, such as select European markets. As we continue to develop and launch new EV models, invest in our brand and expand our sales and service network, we expect to attract more customers and grow our revenues.

Competitiveness and continued expansion of our Smart EV portfolio

Our ability to periodically introduce new Smart EV models will be an important contributor to our future growth. We have launched five Smart EVs as of December 31, 2023, the G3 (including G3i) (which we have ceased manufacturing and selling), the P7 (including P7i), the P5, the G9 and the G6 and our X9 on January 1, 2024. We plan to continuously introduce new models and facelifts to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

We differentiate our Smart EVs based on a number of core attributes, which are attractive design, high performance, smart technology functions and proven safety and reliability. Customer acceptance of our Smart EVs also depends on our ability to maintain competitive pricing. We primarily target our Smart EVs to the mid- to high-end segment in China's passenger vehicle market. With ADAS, smart connectivity and high performance, our Smart EVs offer compelling value proposition in the mid- to high-end segment.

Investment in technology and talents

We develop most of our key technologies in-house to achieve a rapid pace of innovation and tailor our product offerings for Chinese customers. Such technologies encompass both software, including software for XPILOT, XNGP, Xmart OS and XOS Tianji, and core vehicle systems, including powertrain and E/E architecture. Accordingly, we dedicate significant resources towards research and development, and our research and development staff accounted for approximately 39.9% of our total employees as of December 31, 2023. In August 2023, we acquired 100% ownership interest of DiDi's smart auto development business to develop, design and engineer a new smart EV model. In September 2023, we entered into share purchase agreements to acquire shares of Dogotix, which has been dedicated to research and development of robots with human-robot interaction functions since its incorporation. We will continue to recruit and retain talented software developers and engineers to grow our strength in the key technologies. We expect our strategic focus on innovations will further differentiate our Smart EVs as well as software and service offerings, which will in turn enhance our competitiveness.

Improvement of operating efficiency

We aim to improve operating efficiency in every aspect of our business, such as product development, supply chain, manufacturing, sales and marketing, as well as service offerings. We strategically established multiple Smart EV platforms that are scalable for different types of our vehicles with different wheelbases within a wide range, which allows us to develop new models in a fast and cost-efficient manner. Our supply chain affects our cost of sales and gross margin, and we expect to reduce bill-of-material cost, as we ramp up production volume and achieve economies of scale. We also focus on the efficiency in the manufacturing process, including our operations at the Zhaoqing plant and Guangzhou plant. As we expand our product portfolio and grow our revenues, we expect our expenses as a percentage of our revenues to decrease.

Components of Results of Operations

Revenues

The following table sets forth a breakdown of the Group's revenues, each expressed in the absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,					
	2021		2022		**2023**	
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)					
Revenues						
Vehicle sales	20,041,955	95.5	24,839,637	92.5	**28,010,857**	**91.3**
Services and others	946,176	4.5	2,015,482	7.5	**2,665,210**	**8.7**
Total	20,988,131	100.0	26,855,119	100.0	**30,676,067**	**100.0**

The Group generates revenues from (i) vehicle sales, which represent sales of its Smart EVs, and (ii) services and others, primarily including services embedded in a sales contract, maintenance service, supercharging service.

The overall contract price under a sales contract is allocated to each distinct performance obligation based on the relative estimated standalone selling price. For example, the revenue for sales of the Smart EV and home chargers is recognized when the control of the Smart EV is transferred to the customer and the home chargers is installed at customer's designated location.

Cost of sales

The following table sets forth a breakdown of the Group's cost of sales, expressed as an absolute amount and as a percentage of its total revenues, for the periods indicated:

	Year Ended December 31,					
	2021		2022		**2023**	
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)					
Cost of sales						
Vehicle sales	17,733,036	84.5	22,493,122	83.8	**28,457,909**	**92.8**
Services and others	632,540	3.0	1,273,606	4.7	**1,767,003**	**5.7**
Total	18,365,576	87.5	23,766,728	88.5	**30,224,912**	**98.5**

Cost of vehicle sales primarily includes direct parts, materials, labor cost and manufacturing overheads (including depreciation of assets associated with production) and reserves for estimated warranty expenses. Cost of services and others primarily includes cost of direct parts, materials, depreciation of associated assets used for providing the services, labor costs and installment costs.

Research and development expenses

The Group's research and development expenses primarily consist of (i) employee compensation, representing salaries, benefits, share-based compensation and bonuses for its research and development personnel, (ii) design and development expenses, which primarily include fees payable to third-party suppliers for designing molds, (iii) materials and supplies expenses in relation to testing materials, and (iv) certain other expenses. All expenses associated with research and development are expensed as incurred.

The Group's research and development expenses are mainly driven by the number of its research and development personnel, as well as the stage and scale of its vehicle development and the development of its key software and hardware technologies. The Group dedicates significant resources towards research and development, and its research and development staff accounted for approximately 39.9% of its total employees as of December 31, 2023.

Selling, general and administrative expenses

The following table sets forth a breakdown of the Group's selling, general and administrative expenses, expressed as an absolute amount and as a percentage of total selling, general and administrative expenses, for the periods indicated:

	Year Ended December 31,					
	2021		2022		**2023**	
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)					
Selling, general and administrative expenses						
Selling expenses	4,276,366	80.6	5,028,958	75.2	**5,013,734**	**76.4**
General and administrative expenses	1,029,067	19.4	1,659,288	24.8	**1,545,208**	**23.6**
Total	5,305,433	100.0	6,688,246	100.0	**6,558,942**	**100.0**

The Group's selling expenses primarily consist of (i) employee compensation, including salaries, benefits, share-based compensation and bonuses for its sales and marketing staff, (ii) marketing, promotional and advertising expenses, (iii) operating and lease expenses for direct stores, (iv) commissions to franchised stores, and (v) certain other expenses. The Group's general and administrative expenses primarily consist of (i) employee compensation, including salaries, benefits, share-based compensation and bonuses for its general corporate staff, (ii) professional service fees, and (iii) certain other expenses.

The Group's selling, general and administrative expenses are mainly driven by the number of its sales, marketing, general corporate personnel, marketing and promotion activities and the expansion of its sales and service network.

Other income, net

The Group's other income primarily consists of government grants that are not contingent upon the Group's further actions or performance.

Fair value gain on derivative liability relating to the contingent consideration

The Group's fair value gain on derivative liability relating to the contingent consideration consists of the fair value change of the contingent consideration related to the acquisition of DiDi's smart auto business.

Interest income

The Group's interest income primarily consists of interest earned on cash deposits in banks.

Interest expenses

The Group's interest expenses primarily consist of interest expenses with respect to its bank borrowings and other non-current liabilities.

Fair value gain (loss) on derivative assets or derivative liabilities

Fair value gain (loss) on derivative assets or derivative liabilities consists of net gain (loss) from the change in the fair value of derivative assets or derivative liabilities, which are primarily related to forward exchange contracts and the forward share purchase agreement with Volkswagen Group.

Investment gain (loss) on long-term investments

Investment gain (loss) on long-term investments consists of net gain (loss) from the change in the fair value of long-term investments, which include equity investments, over which the Group has neither significant influence nor control, and debt investments.

Pledge of assets

As of December 31, 2023, the Group pledged restricted cash and restricted deposits of RMB3.94 billion (December 31, 2022: RMB0.11 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants and the land use right of the Wuhan plant and Guangzhou technology park were secured for the long-term bank loan with a total appraised value of RMB4.26 billion (December 31, 2022: RMB0.99 billion).

Future plans for material investments or capital asset

We did not have detailed future plans for significant investments or capital assets as of December 31, 2023.

Contingent liabilities

As of December 31, 2023, the Group did not have any material contingent liabilities.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by us to our shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate in the United States where our subsidiaries have significant operations for the years ended December 31, 2021, 2022 and 2023 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Pursuant to the Administrative Measures on Certification of High and New Technology Enterprises promulgated by the MOST, MOF and State Taxation Administration on January 29, 2016, certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Upon the expiration of qualification, re-accreditation of certification from the relevant authorities is necessary for the enterprise to continue enjoying the preferential tax treatment.

Guangzhou Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2022, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2022 through 2024.

Zhaoqing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2020 and renewed in December 2023, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2023 through 2025.

Beijing Xiaopeng Automobile Co., Ltd., one of our subsidiaries, applied for the HNTE qualification and received approval in December 2020. Beijing Xiaopeng continued to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since such qualification expired in 2023, this enterprise applies a tax rate of 25% for the year 2023.

Shanghai Xiaopeng Motors Technology Co., Ltd., one of our subsidiaries, qualified as an HNTE in December 2022, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2022 through 2024.

Shenzhen Pengxing Smart Research Co., Ltd., one of our subsidiaries, qualified as an HNTE in October 2023, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2023 through 2025.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are

subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a "resident enterprise" and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located." Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there still exists uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

According to a policy promulgated by the State Taxation Administration of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 75% or 100% of its qualified research and development expenses in determining its tax assessable profits for the year.

The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Taxation Administration of the PRC in September 2018, and was further extended to December 31, 2023 as the State Taxation Administration of the PRC announced in March 2021.

The additional tax deduction amount of the qualified research and development expenses has been increased from 75% to 100% for manufacturing entities, effective in 2021, according to a new tax incentives policy promulgated by the State Taxation Administration of the PRC in March 2021, and such preferential tax treatment was further implemented as a long-term arrangement since January 1, 2023, according to a new tax incentives policy promulgated by the State Taxation Administration in March 2023.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

- provides all of the benefits received and consumed simultaneously by the customer;
- creates and enhances an asset that the customer controls as we perform; or
- does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. We generally determine standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering our pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by us to all performance obligations as conditions under ASC 606-10-32-37 are not met.

Vehicle Sales

We generate revenue from sales of our Smart EVs, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPENG-branded supercharging stations and lifetime warranty of battery, which are defined by our sales policy and accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a customer.

Car buyers in the PRC were entitled to government subsidies when they purchase EVs before December 31, 2022. For efficiency purpose and better customer service, we or Zhengzhou Haima Automobile Co., Ltd. applies for and collects such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. We determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the EVs and the buyer remains liable for such amount in the event the subsidies were not received by us due to the buyer's fault such as refusal or delay of providing the relevant application information. The government subsidies for the new EVs had expired since January 1, 2023.

In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by us, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). We allocate the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met.

Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales.

The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the Smart EVs and household charging pile is recognized at a point in time when the control of the Smart EV is transferred to the customer and the charging pile is installed at customer's designated location. For vehicle internet connection service, we recognize the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially. We will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect the difference between actual costs incurred versus the straight-line cost attribution. For the free battery charging within four years or 100,000 kilometers and charging card to be consumed to exchange for charging services, we consider that a measure of progress based on usage best

reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPENG-branded supercharging stations, we recognize the revenue over time based on a straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.

XPILOT, our intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for XPILOT by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with XPILOT. Revenue related to XPILOT is recognized at a point in time when intelligent driving functionality of XPILOT is delivered and transferred to the customers.

Other services

We provide other services to customers, including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services and others.

Revenue from services embedded in a sales contract included free battery charging within four years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPENG-branded supercharging station. Other services also included supercharging service, maintenance service, technical support service and second-hand vehicle sales services. These services are recognized either over time or point in time, as appropriate, under ASC 606.

Practical expedients and exemptions

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service, extended warranty of 10 years or 200,000 kilometers, basic maintenance service of 6 times in 4 years and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. We also perform an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, we concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service and others. Related costs are then accrued instead.

Customer Upgrade Program

In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version ("**G3 2019**") to its 2020 version ("**G3 2020**"), we voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for five years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from us. The owners of G3 2019 had to choose one out of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, we still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. We considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019.

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, we consider this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative standalone selling prices of these goods and services.

For the material right attached with loyalty points, we estimated the probability of points redemption when determining the standalone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. We will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the "**guaranteed trade-in value**") starting from the 34th month of the original purchase date but only if they purchase a new vehicle from us. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a standalone basis

solely as a function of their original purchase of the G3 2019 and this program, and therefore, we do not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. We believe the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. We estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the standalone selling price at the date of contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. As of December 31, 2022, the trade-in program has been closed. If the owners of G3 2019, who elected the trade-in right, did not sign the trade-in contracts or reach an additional agreement with us in 2022, the trade-in right will be expired.

Warranties

We provided a manufacturer's standard warranty on all vehicles sold. We accrued for a warranty reserve for the vehicles sold by us, which included our best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

We do not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. We also provide extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

Business Combination

We account for business combinations under ASC 805, Business Combinations. Business combinations are recorded using the acquisition method of accounting, and the transaction consideration of an acquisition is determined based upon the aggregate fair value at the date of exchange of the assets transferred, liabilities incurred, and equity instruments issued, including any consideration contingent upon future events as defined. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The excess of the total transaction consideration over the aggregate fair value of the acquired identifiable net assets is recorded as goodwill. If the total transaction consideration is less than the fair value of the net assets of the subsidiaries acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit's fair value to its carrying value, including goodwill.

Fair Value Determination Related to the Accounting for Business Combination

We estimated the fair value of acquired vehicle platform technology ("**VPT**") and vehicle model technology under development ("**VMTUD**") from the acquisition of DiDi's smart auto business using the relief from royalty method and multiperiod excess earnings method, respectively. Our determination of the fair value of acquired VPT and VMTUD involved the use of estimates and assumptions related to projected revenues, royalty rate and discount rate for VPT, and in the case of VMTUD, projected revenues and discount rate. We estimated the useful life of VPT to be 10 years, based on the expected technical obsolescence and innovations and industry experience of such intangible asset. The VMTUD acquired is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, we will determine the related useful life and method of amortization.

We estimated the acquisition date fair value of the contingent consideration liability based on the total contingent shares to be issued, considering projected delivery volume, and the closing price of the Company's common share on the acquisition date.

Results of Operations for Continuing Operations

The following tables set forth a summary of the Group's consolidated results of operations for the periods presented, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,					
	2021		2022		**2023**	
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)					
Revenues						
Vehicle sales	20,041,955	95.5	24,839,637	92.5	**28,010,857**	**91.3**
Services and others	946,176	4.5	2,015,482	7.5	**2,665,210**	**8.7**
Total revenues	20,988,131	100.0	26,855,119	100.0	**30,676,067**	**100.0**
Cost of sales						
Vehicle sales	(17,733,036)	(84.5)	(22,493,122)	(83.8)	**(28,457,909)**	**(92.8)**
Services and others	(632,540)	(3.0)	(1,273,606)	(4.7)	**(1,767,003)**	**(5.7)**
Total cost of sales	(18,365,576)	(87.5)	(23,766,728)	(88.5)	**(30,224,912)**	**(98.5)**
Gross profit	2,622,555	12.5	3,088,391	11.5	**451,155**	**1.5**
Operating expenses						
Research and development expenses	(4,114,267)	(19.6)	(5,214,836)	(19.4)	**(5,276,574)**	**(17.2)**
Selling, general and administrative expenses	(5,305,433)	(25.3)	(6,688,246)	(24.9)	**(6,558,942)**	**(21.4)**
Total operating expenses	(9,419,700)	(44.9)	(11,903,082)	(44.3)	**(11,835,516)**	**(38.6)**
Other income, net	217,740	1.0	109,168	0.4	**465,588**	**1.5**
Fair value gain on derivative liability relating to the contingent consideration	—	—	—	—	**29,339**	**0.1**
Loss from operations	(6,579,405)	(31.4)	(8,705,523)	(32.4)	**(10,889,434)**	**(35.5)**
Interest income	743,034	3.5	1,058,771	3.9	**1,260,162**	**4.1**
Interest expenses	(55,336)	(0.3)	(132,192)	(0.5)	**(268,666)**	**(0.9)**
Fair value gain (loss) on derivative assets or derivative liabilities	79,262	0.4	59,357	0.2	**(410,417)**	**(1.3)**
Investment gain (loss) on long-term investments	591,506	2.8	25,062	0.1	**(224,364)**	**(0.7)**
Exchange gain (loss) from foreign currency transactions	313,580	1.5	(1,460,151)	(5.4)	**97,080**	**0.3**
Other non-operating income, net	70,253	0.3	36,318	0.1	**41,934**	**0.1**

	Year ended December 31,					
	2021		2022		**2023**	
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)					
Loss before income tax expenses and share of results of equity method investees	(4,837,106)	(23.2)	(9,118,358)	(34.0)	**(10,393,705)**	**(33.9)**
Income tax expenses	(25,990)	(0.1)	(24,731)	(0.1)	**(36,810)**	**(0.1)**
Share of results of equity method investees	—	—	4,117	0.0	**54,740**	**0.2**
Net loss	(4,863,096)	(23.3)	(9,138,972)	(34.1)	**(10,375,775)**	**(33.8)**

Year Ended December 31, 2023 compared to year ended December 31, 2022

Revenues. The Group's revenues increased from RMB26,855.1 million in 2022 to RMB30,676.1 million in 2023, which was primarily due to an increase in revenues from vehicle sales. The Group recorded revenues from vehicle sales of RMB28,010.9 million in 2023, as compared to RMB24,839.6 million in 2022. The increase was mainly due to attributable to the accelerating sales growth of the G6 and the G9 in 2023. We delivered a total of 120,757 units of vehicles in 2022, and a total of 141,601 units of vehicles in 2023. The Group recorded revenues from services and others of RMB2,665.2 million in 2023, as compared to RMB2,015.5 million in 2022. The increase was mainly attributable to the increases of second-hand vehicle sales, maintenance and supercharging services sales, which were in line with the higher accumulated vehicles delivered.

Cost of sales. The Group's cost of sales increased from RMB 23,766.7 million in 2022 to RMB30,224.9 million in 2023. Such increase was mainly in line with vehicle deliveries as described above. The Group recorded cost of sales from vehicle sales of RMB28,457.9 million in 2023, as compared to RMB22,493.1 million in 2022. The Group recorded cost of sales from services and others of RMB1,767.0 million in 2023, as compared to RMB1,273.6 million in 2022.

Gross profit. The Group's gross profit decreased from RMB3,088.4 million in 2022 to RMB451.2 million in 2023, mainly due to increased sales promotions, the expiry of new energy vehicle subsidies entitled to car buyers, and the inventory provision and losses on purchase commitment related to the G3i and upgrades of existing models.

Vehicle margin. The Group's vehicle margin was negative 1.6% in 2023, compared with 9.4% for the prior year. The year-over-year decrease was explained by (i) increased sales promotions and the expiry of new energy vehicle subsidies entitled to car buyers, and (ii) the inventory provisions and losses on purchase commitment related to the G3i and upgrades of existing models, with a negative impact of 2.4% on vehicle margin for the fiscal year. Excluding aforementioned (ii), the vehicle margin was positive 0.8%.

Research and development expenses. The Group's research and development expenses increased by 1.2% from RMB5,214.8 million in 2022 to RMB5,276.6 million in 2023, mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses. The Group's selling, general and administrative expenses decreased by 1.9% from RMB6,688.2 million in 2022 to RMB6,558.9 million in 2023, primarily due to the decrease of marketing, promotional and advertising expenses resulting from prudent cost control and improved operational efficiency.

Other income, net. The Group recorded other income of RMB465.6 million in 2023, as compared to RMB109.2 million in 2022, primarily due to the increased government subsidies entitled to the Group that are recognized in profit or loss upon receipt, as further performance by us is not required.

Fair value gain on derivative liability relating to the contingent consideration. The Group recorded a fair value gain on derivative liability relating to the contingent consideration of RMB29.3 million in 2023, as compared to nil in 2022, primarily due to the fair value change of the contingent consideration related to the acquisition of DiDi's smart auto business.

Loss from operations. As a result of the foregoing, the Group incurred a loss from operations of RMB10,889.4 million in 2023, as compared to RMB8,705.5 million in 2022.

Interest income. The Group recorded interest income of RMB1,260.2 million in 2023, as compared to RMB1,058.8 million in 2022, primarily due to higher cash balances deposited with banks in 2023.

Interest expenses. The Group recorded interest expenses of RMB268.7 million in 2023, as compared to RMB132.2 million in 2022, primarily due to an increase in bank borrowings.

Fair value gain (loss) on derivative assets or derivative liabilities. The Group recorded fair value loss on derivative assets or derivative liabilities of RMB410.4 million in 2023, which resulted from the fluctuation in the fair value of the forward share purchase agreement, measured through profit or loss, related to the issuance of Class A ordinary shares by us for strategic minority investment by the Volkswagen Group, as compared to the fair value gain on derivative assets or derivative liabilities of RMB59.4 million in 2022, which was primarily due to the recognition of fair value gain on forward exchange contracts.

Investment gain (loss) on long-term investments. The Group recorded investment loss on long-term investments of RMB224.4 million in 2023, as compared to the investment gain on long-term investments of RMB25.1 million in 2022 as a result of fair value fluctuation on the Company's equity and debt investments in 2023.

Exchange gain (loss) from foreign currency transactions. The Group recorded exchange gain from foreign currency transactions of RMB97.1 million in 2023, as compared to exchange loss from foreign currency transactions of RMB1,460.2 million in 2022, primarily reflecting the revaluation impact of U.S. dollar-denominated and Euro-denominated assets held in Renminbi functional currency subsidiaries as a result of the depreciation of the Renminbi against the U.S. dollar and Euro in 2023.

Net loss. As a result of the foregoing, the Group incurred a net loss of RMB10,375.8 million in 2023, as compared to RMB9,139.0 million in 2022.

Year Ended December 31, 2022 compared to year ended December 31, 2021

For a discussion of the Group's results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see "Management Discussion and Analysis — Year ended December 31, 2022 compared to year Ended December 31, 2021" in our 2022 annual report.

B. LIQUIDITY AND CAPITAL RESOURCES

The Group's primary sources of liquidity have been through issuance of preferred shares, ordinary shares and bank borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements. As of December 31, 2021, 2022 and 2023, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of a total of RMB43,543.9 million, RMB38,251.8 million, and RMB45,698.5 million, respectively. The Group's restricted cash, which amounted to RMB3,174.9 million as of December 31, 2023, primarily represents bank deposits for letters of guarantee, bank notes and cash restricted as to withdrawal or use due to legal disputes.

In July 2019 and November 2019, we entered into two loan agreements with a bank in the PRC. The principal amount under each agreement is RMB75.0 million. Each agreement provides for a fixed interest rate of 4.99% per annum and a term of three years. We are obligated to repay in six installments under each agreement. The principal amount of these two loan agreements had been repaid as of December 31, 2021 in advance.

In July and August of 2020, we received cash proceeds of US$900.0 million from our Series C+ round financing.

In August 2020, we completed our initial public offering in which we issued and sold an aggregate of 114,693,333 ADSs (including 14,959,999 ADSs sold upon the full exercise of the underwriters' over-allotment option), representing 229,386,666 Class A ordinary shares, at a public offering price of US$15.00 per ADS for a total offering size of over US$1.72 billion. The net proceeds raised from the initial public offering were approximately US$1,655.7 million.

In December 2020, we completed our follow-on public offering in which we offered and sold an aggregate 55,200,000 ADSs (including 7,200,000 ADSs sold upon the full exercise of the underwriters' over-allotment option), representing 110,400,000 Class A ordinary shares, raising a total of US$2,444.9 million in net proceeds.

In January 2021, we signed a strategic cooperation agreement with leading domestic banks, which provides us with the option to secure a credit line of RMB12.8 billion with an extensive range of credit facilities. Under the terms of the strategic cooperation agreement, five domestic commercial banks, including the Agricultural Bank of China, the Bank of China, China Construction Bank, China CITIC Bank and Guangzhou Rural Commercial Bank, will provide credit facilities to support our business operations and expansion of our manufacturing, sales and service capabilities. These facilities will help us optimize the efficiency of our cash management, cost control and other corporate functions.

Management Discussion and Analysis

In July 2021, we completed our listing on the Hong Kong Stock Exchange and public offering of 97,083,300 Class A ordinary shares, raising a total of approximately HK$15,823.3 million (or US$2,039.0 million based on an exchange rate of HK$7.7604 to US$1.00 as of June 11, 2021) in net proceeds to us after deducting underwriting fees and the offering expenses.

In February 2022, we completed a debt issuance of RMB775.0 million automobile leasing carbon-neutral asset-backed securities, or the ABS. The ABS was listed on the Shenzhen Stock Exchange in March 2022. The issued ABS of RMB624.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 3.00%. The issued ABS of RMB31.0 million in the senior B tranche with a debt rating of AA+ has a coupon rate of 3.50%. In September 2023, the ABS issued by us in February 2022 has matured. In November 2022, we completed another debt issuance of RMB964.0 million ABS on the Shanghai Stock Exchange. The issued ABS of RMB805.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 2.80% and the issued ABS of RMB39.0 million in senior B tranche with a debt rating of AA+ has a coupon rate of 3.00%. As of December 31, 2023, the total balance of the ABS was RMB185.9 million.

In August 2023, we completed an asset-backed notes ("**ABN**") issuance of RMB975.0 million on the inter-bank bond market. The issued ABN of RMB798.0 million in the senior A tranche with a debt rating of AAA has a coupon rate of 3.20% and the issued ABN of RMB44.0 million in senior B tranche with a debt rating of AA+ has a coupon rate of 3.20%. As of December 31, 2023, the total balance of the ABN was RMB330.9 million.

In December 2023, we completed the Volkswagen Investment, in which we issued 94,079,255 Class A ordinary shares representing 4.99% of our outstanding share capital immediately following the completion of the Volkswagen Investment for a total consideration of US$705.6 million. The Volkswagen Investment was part of our strategic partnership with Volkswagen Group.

As of December 31, 2023, the Group had short-term borrowings from banks in the PRC of total principals of RMB3,889.1 million and total long-term borrowings (including current and non-current portion, bank loan, ABS and ABN) of RMB7,014.6 million.

In March 2024, the Company, through its wholly owned subsidiary, completed the launch of an ABS amounting to RMB1,016,000 by issuing debt securities to investors.

We believe that the Group's existing cash and cash equivalents will be sufficient to meet its anticipated working capital requirements, including capital expenditures in the ordinary course of business for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents the Group has on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The

incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of the Group's cash flows for the periods presented:

	Year Ended December 31,		
	2021	2022	**2023**
	(RMB in thousands)		
Summary of Consolidated Cash Flow Data:			
Net cash (used in) provided by operating activities	(1,094,591)	(8,232,376)	**956,164**
Net cash (used in) provided by investing activities	(33,075,878)	4,845,966	**631,168**
Net cash provided by financing activities	14,627,093	6,003,835	**8,015,247**
Cash, cash equivalents and restricted cash at beginning of the year	31,541,533	11,634,881	**14,714,046**
Cash, cash equivalents and restricted cash at end of the year	11,634,881	14,714,046	**24,302,049**

Operating Activities

Net cash provided by operating activities was RMB956.2 million in 2023, primarily attributable to net loss of RMB10,375.8 million, adjusted for the positive non-cash items primary consisted of: (i) depreciation of property, plant and equipment of RMB1,645.8 million, (ii) inventory write-downs of RMB1,054.7 million, (iii) share-based compensation of RMB550.5 million, (iv) fair value loss on derivative assets or derivative liabilities of RMB410.4 million, (v) amortization of intangible assets of RMB230.5 million, (vi) investment loss on long-term investments of RMB224.4 million, (vii) amortization of right-of-use assets of RMB182.2 million; and further adjusted for changes in itemized balances of operating assets and liabilities that have a positive effect on operating cash flow which were primary consisted of: (i) an increase in accounts and notes payable of RMB7,955.9 million in relation to the increase of purchase of raw material for volume production, (ii) a decrease in accounts and notes receivable of RMB1,138.4 million in relation to collection of new energy vehicle subsidies, (iii) an increase in accruals and other liabilities of RMB1,089.1 million primarily due to the increased accrued cost and expense of research and development, selling and marketing as well as purchase commitments relating to the planned cessation of the G3i and upgrades of certain models, and (iv) an increase of other non-current liabilities of RMB443.5 million primary due to the increased warranty provision in relation to the increased vehicles delivered. However, the positive operating cash flow was partially offset by below negative factors, including non-cash items with negative effect consisted of (i) interest income of RMB352.2 million, (ii) exchange gain from foreign currency transactions of RMB97.1 million; and changes in itemized balances of operating assets and liabilities that have a negative effect which were consisted of an increase in inventory of RMB2,358.8 million primarily in relation to materials for volume production and finished goods and an increase in installment payment receivables of RMB1,473.6 million primarily due to the increase in sales volume.

Net cash used in operating activities was RMB8,232.4 million in 2022, primarily due to net loss of RMB9,139.0 million, adjusted to add back depreciation of property, plant and equipment of RMB915.5 million, share-based compensation of RMB710.5 million, amortization of right-of-use assets of RMB379.2 million, inventory write-downs of RMB220.3 million, and to deduct investment gain on long-term investments of RMB25.1 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventory of RMB2,475.8 million in relation to materials for volume production and finished goods, (ii) an increase in accounts and notes receivable of RMB1,210.7 million in relation to the government subsidies that we are entitled to receive, (iii) an increase in installment payment receivables of RMB776.6 million primarily due to the increase in sales volume, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accounts and notes payable of RMB1,860.7 million primarily in relation to the grace period we enjoyed for the payment payable to third-party suppliers.

Net cash used in operating activities was RMB1,094.6 million in 2021, primarily due to net loss of RMB4,863.1 million, adjusted to add back depreciation of property, plant and equipment of RMB573.2 million, share-based compensation of RMB379.9 million, amortization of right-of-use assets of RMB229.0 million, inventory write-downs of RMB162.4 million, and to deduct investment gain on long-term investments of RMB591.5 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in installment payment receivables of RMB2,247.1 million primarily due to the increase in sales volume, (ii) an increase in inventory of RMB1,940.2 million in relation to materials for volume production and finished goods and (iii) an increase in accounts and notes receivables of RMB1,560.8 million in relation to the government subsidies that we are entitled to receive, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily an increase in accounts and notes payable of RMB7,250.4 million primarily in relation to the grace period we enjoyed for the payments payable to third party suppliers.

Investing Activities

Net cash provided by investing activities in 2023 was RMB631.2 million, which was primarily attributable to maturity of short-term deposits of RMB5,441.4 million partially offset by (i) placement of long-term deposits of RMB3,128.8 million and (ii) purchase of property, plant and equipment of RMB2,096.3 million.

Net cash provided by investing activities in 2022 was RMB4,846.0 million, which was primarily attributable to maturities of short-term deposits of RMB11,922.2 million, partially offset by (i) purchase of property, plant and equipment of RMB4,275.8 million and (ii) placement of long-term deposits of RMB3,822.3 million.

Net cash used in investing activities in 2021 was RMB33,075.9 million, which was primarily attributable to (i) placement of short-term deposits of RMB24,899.4 million, (ii) placement of long-term deposits of RMB3,157.9 million, (iii) purchase of property, plant and equipment of RMB2,299.7 million and (iv) prepayment for acquisition of land use rights of RMB1,507.2 million.

Financing Activities

Net cash provided by financing activities in 2023 was RMB8,015.2 million, which was primarily attributable to (i) proceeds from borrowings of RMB8,271.8 million and (ii) proceeds from issuance of our Class A ordinary shares to Volkswagen Group of RMB5,019.6 million, and partially offset by repayment of borrowings of RMB5,162.2 million.

Net cash provided by financing activities in 2022 was RMB6,003.8 million, which was primarily attributable to proceeds from borrowing of RMB6,800.7 million, and partially offset by repayment of borrowings of RMB681.7 million.

Net cash provided by financing activities in 2021 was RMB14,627.1 million, which was primarily attributable to (i) proceeds from the global offering or RMB13,146.8 million in relation to the public offering of our Class A ordinary shares and listing on the Hong Kong Stock Exchange in July 2021 and (ii) proceeds from non-controlling interests of RMB1,660.0 million, partially offset by repayment of borrowings of RMB982.9 million.

Capital Expenditures

The Group made capital expenditures of RMB4,341.2 million, RMB4,680.0 million, and RMB2,311.5 million in 2021, 2022 and 2023, respectively. In these years, the Group's capital expenditures were used primarily for the construction of plants and purchase of manufacturing equipment, intangible assets and land use rights. The Group expects to make capital expenditures primarily on the construction of plants and purchase of equipment, intangible assets and land use rights in relation to our new manufacturing bases, as well as mold and tooling for new vehicle models.

Contractual Obligations

The following table set forth the Group's indebtedness and contractual obligations as of December 31, 2023:

	Payment due by period				
	Total	**Less than 1 Year**	**1–3 Years**	**3–5 Years**	**More than 5 Years**
	(RMB in thousands)				
Short-term and long-term borrowings	10,903,717	5,252,935	2,592,307	1,503,701	1,554,774
Operating lease liabilities	2,185,639	444,268	600,715	343,581	797,075
Finance lease liabilities	1,015,462	59,371	63,534	66,602	825,955
Capital commitments for property, plant and equipment	191,690	191,690	—	—	—
Interest on borrowings	1,034,889	309,174	363,492	248,006	114,217
Purchase commitments for raw materials	2,118,392	1,425,353	337,101	355,938	—
Capital commitment for investments	541,186	222,465	318,721	—	—
Total	**17,990,975**	**7,905,256**	**4,275,870**	**2,517,828**	**3,292,021**

Holding Company Structure

The Group began its operations in 2015 through Chengxing Zhidong. The Group undertook the Reorganization to facilitate our initial public offering in the United States. As part of the Reorganization, the Group incorporated XPeng Inc., its holding company in December 2018. As a transitional arrangement of the Reorganization, Xiaopeng Motors, our wholly owned subsidiary, entered into a series of contractual agreements with Chengxing Zhidong and its shareholders in September 2019, pursuant to which Xiaopeng Motors exercised effective control over the operations of Chengxing Zhidong. In May 2020, Xiaopeng Motors completed its purchase of 100% equity interest in Chengxing Zhidong. Consequently, Chengxing Zhidong became an indirect wholly owned subsidiary of XPeng Inc.

XPeng Inc., the Group's holding company, has no material operations of its own. The Group conducts its operations primarily through its subsidiaries, the Group VIEs and their subsidiaries in China. As a result, XPeng Inc.'s ability to pay dividends depends upon dividends paid by the Group's PRC subsidiaries. If the Group's existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Group. In addition, the Group's subsidiaries in China are permitted to pay dividends to the Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group's subsidiaries, the Group VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Group's subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the Group VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For more information, see the section headed "Business — Regulation — Regulation Related to Foreign Exchange and Dividend Distribution." in this annual report.

Recent Accounting Pronouncements

Please see Note 3 to our consolidated financial statements included elsewhere in this annual report.

Off-Balance Sheet Arrangements

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to its shares and classified as shareholder's equity or that are not reflected in the Group's consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Group or engages in leasing, hedging or product development services with the Group.

C. RESEARCH AND DEVELOPMENT, PATENT AND LICENSES, ETC.

Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as ADAS, intelligent operating system, powertrain and E/E architecture. We have been and will continue to invest heavily on our research and development efforts.

The Group's research and development expenses were, RMB4,114.3 million, RMB5,214.8 million, and RMB5,276.6 million in 2021, 2022, and 2023 respectively.

See the section headed "Business — Our Technologies" and "Business — Research and Development" in this annual report.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

See the section headed "— Critical Accounting Policies and Estimates" in this annual report.

Directors and Senior Management

Our Board currently consists of six Directors, including one executive Director, two non-executive Directors and three independent non-executive Directors. The following table provides certain information about our Directors during the Reporting Period and up to the Latest Practicable Date:

Name	Age	Position
Xiaopeng He	46	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer
Yingjie Chen[1]	47	Former Non-executive Director
Qin Liu[2]	51	Former Non-executive Director
Xiao Hu[3]	44	Former Non-executive Director
Ji-Xun Foo	55	Non-executive Director
Fei Yang	66	Non-executive Director
Donghao Yang	52	Independent Non-executive Director
Fang Qu	39	Independent Non-executive Director
HongJiang Zhang	63	Independent Non-executive Director

EXECUTIVE DIRECTOR

Xiaopeng He (何小鵬), aged 46, is our co-founder, executive Director, chairman of the Board and chief executive officer. Mr. He currently holds directorships in other members of the Group. Prior to serving as chairman and chief executive officer of our Company, Mr. He served at Alibaba Group, a public company listed on the NYSE (symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from June 2014 to August 2017, including serving as the president of Alibaba mobile business group, chairman of Alibaba Games and president of Tudou.com. In 2004, Mr. He co-founded UCWeb Inc., a Chinese mobile internet company that provides mobile internet software technology and services, and served as the president of product from January 2005 to June 2014. In June 2014, UCWeb Inc. was acquired by Alibaba Group. Mr. He previously served as an independent director and a member of the audit committee of HUYA Inc., a game live streaming platform company in China listed on the NYSE (symbol: HUYA) from May 2018 to May 2020. Mr. He received his bachelor's degree in computer science from South China University of Technology in July 1999. Mr. He obtained the qualification certificate of senior economist (technology entrepreneur) in business administration issued by the Human Resources and Social Security Department of Guangdong Province (廣東省人力資源和社會保障廳) in January 2020.

1 Mr. Yingjie Chen resigned as a non-executive Director on November 15, 2023.

2 Mr. Qin Liu retired as a non-executive Director upon conclusion of the annual general meeting of the Company on June 20, 2023.

3 Ms. Xiao Hu was appointed as a non-executive Director on November 15, 2023 and resigned as a non-executive Director on March 19, 2024.

NON-EXECUTIVE DIRECTORS

Ji-Xun Foo (符績勳), aged 55, is a non-executive Director. Mr. Foo has served as a managing partner at GGV Capital, a venture capital firm, since 2006. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, he served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett-Packard, an information technology company listed on the NYSE (symbol: HPQ). Mr. Foo has served as a director of Baidu, Inc., a company listed on the NASDAQ (symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888) since July 2019, and a director of Bombardier Inc., a company listed on the Toronto Stock Exchange (symbol: BBD) since May 5, 2022. Mr. Foo received his master of science degree in management of technology in January 1997 and his bachelor's degree with first class honors in engineering in June 1993 from the National University of Singapore.

Fei Yang (楊飛), aged 66, is a non-executive Director. He currently also holds directorship in a member of the Group. Mr. Yang had served as a partner of IDG Capital, an investment and asset management firm, from 1997 to 2018, and had experience in finance, capital operations, mergers and acquisitions. From 1994 to 1997, Mr. Yang served as a director of the Initial Public Offering Division of the China Securities Regulatory Commission Guangdong Bureau. From 1989 to 1994, he served as a director of the Consultant Division of Guangdong Foreign Trade and Economy Institute, where he specialized in economic research. From 1984 to 1986, Mr. Yang worked at the Jinan Municipal Environmental Protection Bureau. From 1982 to 1984, he worked at the Shandong Academy of Agricultural Sciences as a researcher. Mr. Yang received his master's degree in environmental geography and his bachelor's degree in geography from Sun Yat-sen University in July 1989 and October 1982, respectively.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Donghao Yang (楊東皓), aged 52, is an independent non-executive Director. Mr. Yang has served as a director of Yatsen Holding Limited, a company listed on the NYSE (symbol: YSG), since July 2020 and the chief financial officer of Yatsen Holding Limited since November 2020. Mr. Yang has served as a director of Vipshop Holdings Ltd., a company listed on the NYSE (symbol: VIPS), since November 2020 and served as the chief financial officer of Vipshop Holdings Ltd. from August 2011 to November 2020. Mr. Yang served as an independent director of Qingmu Digital Technology Co., Ltd. (青木數字技術股份有限公司), a company listed on the ChiNext Market of Shenzhen Stock Exchange (stock code: 301110), from July 2023 to January 2024. From 2010 to 2011, he served as the chief financial officer of Synutra International Inc., a company listed on the NASDAQ (symbol: SYUT). From 2007 to 2010, Mr. Yang served as the chief financial officer of Greater China of Tyson Foods, Inc., a company listed on the NYSE (symbol: TSN). From 2003 to 2007, Mr. Yang served as a finance director of Valmont Industries (China) Co., Ltd, a subsidiary of Valmont Industries, Inc., a company listed on the NYSE (symbol: VMI). Mr. Yang acquired corporate governance experience through his positions as a chief financial officer and director of Vipshop Holdings Ltd. and also as the chief financial officer of Synutra International Inc. and Greater China of Tyson Foods, Inc. His corporate governance experience includes, among others, (i) reviewing, monitoring and implementing companies' policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing related party transactions, and (iv) understanding the duty of directors to act

in the best interests of the company and the shareholders as a whole. Mr. Yang received his master's degree in business administration from Harvard Business School in June 2003, and his bachelor's degree in international economics from Nankai University in July 1993.

Fang Qu (瞿芳), aged 39, is an independent non-executive Director. Prior to joining our Company, Ms. Qu co-founded lifestyle community platform Xiaohongshu in 2013. She devoted herself to the development and leadership of Xiaohongshu and was responsible for Xiaohongshu's management, strategic partnerships, new business opportunities, and external affairs, and also participated in strategic planning as well as investments and acquisitions. Under her leadership, Xiaohongshu grew from a startup company into one of the important lifestyle community platforms in China. From 2008 to 2013, she managed different business units in Shanghai and Wuhan for a wholly-owned Norwegian entity under Wenao Culture. Prior to working at Wenao Culture, she joined the Bertelsmann Group where she led the marketing segment for its publishing business. Ms. Qu obtained corporate governance experience in the course of her startup and entrepreneurship experience of developing and leading Xiaohongshu. Her corporate governance experience includes, among others, (i) monitoring and implementing internal control systems, (ii) updating and optimizing corporate governance policies, and (iii) regular communication with the board of directors and shareholders. Ms. Qu received her bachelor's degree in international journalism and communication from Beijing Foreign Studies University in July 2006.

HongJiang Zhang (張宏江), aged 63, is an independent non-executive Director. Dr. Zhang has served as a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. He served as the chairman of the board of Beijing Academy of Artificial Intelligence from December 2018 to July 2023. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC). From April 1999 to October 2011, Dr. Zhang served as chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Dr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Dr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), from November 2018 to August 2022, and an independent director of Digital China Group Co., Ltd. (神州數碼集團股份有限公司), a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Dr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group and Digital China Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies' policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Listing Rules and directors' duty to act in the best interests of the company and the shareholders as a whole. Dr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group as of the Latest Practicable Date, other than Mr. Xiaopeng He, who is included above as an executive Director:

Name	Age	Position
Fengying Wang	53	President
Hongdi Brian Gu	51	Honorary Vice Chairman of the Board and Co-President
Jiaming (James) Wu	40	Vice President of Finance and Accounting
Yonghai Chen	43	Vice President of Product Planning

Fengying Wang (王鳳英), aged 53, is our president. Ms. Wang has over 30 years of experience in automotive industry. Prior to joining the Company, Ms. Wang served various positions in Great Wall Motor Company Limited (長城汽車股份有限公司), a company listed on the Hong Kong Stock Exchange (stock code: 2333) and the Shanghai Stock Exchange (stock code: 601633), from 1991 to 2022, including but not limited to, the vice chairman from March 2016 to March 2022, an executive director from June 2001 to March 2022 and the general manager from November 2002 to July 2022. Ms. Wang graduated from Tianjin Institute of Finance (天津財經學院) in 1999 and obtained a master's degree in economics.

Hongdi Brian Gu (顧宏地), aged 51, is our honorary vice chairman of the Board and co-president. Dr. Gu currently holds directorships in other members of the Group. Prior to joining our Group, Dr. Gu worked at J.P. Morgan Chase from 2004 to 2018 and held positions including managing director and chairman of J.P. Morgan Chase Asia Pacific Investment Bank. Dr. Gu previously served as a director of Uxin Limited, a company listed on the NASDAQ (symbol: UXIN) from June 2018 to June 2019. Dr. Gu received his Ph.D. in biochemistry from the University of Washington in August 1997, his master's degree in business administration from Yale University in May 1999, and his bachelor's degree in chemistry from the University of Oregon in June 1993.

Jiaming (James) Wu (吳佳銘), aged 40, is our vice president of finance and accounting. Prior to joining the Group, Mr. Wu served as the vice president and chief financial officer of SAIC-GM-Wuling Automotive Co., Ltd. from July 2022 to May 2023. Mr. Wu served as the vice president and chief financial officer of PT SGMW Motor Indonesia from July 2019 to June 2022. From April 2017 to June 2019, Mr. Wu worked as a finance manager at the US headquarters of General Motors Company. From July 2012 to March 2017, Mr. Wu worked as a regional finance manager at General Motors International Operations (GMIO). Mr. Wu received his master's degree in business administration from Yale University in 2012, and his bachelor's degree in economics from Shanghai University of International Business and Economics in 2006.

Yonghai Chen (陳永海), aged 43, is our vice president of product planning. Mr. Chen joined the Group as vice president since January 2022. Prior to joining the Group, Mr. Chen served as the vice president of products of AutoNavi Holdings Limited from 2014 to 2021. Mr. Chen graduated from Beijing Jiaotong University and obtained a master's degree in safety technology and engineering in 2006.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Upon specific inquiry by the Company and based on the confirmations from Directors, except as disclosed hereunder, there is no change in information for any of the Directors which would require disclosure pursuant to Rule 13.51B(1) of the Listing Rules during the year ended December 31, 2023 and up to the Latest Practicable Date.

Mr. Qin Liu retired as a non-executive Director upon conclusion of the annual general meeting of the Company on June 20, 2023.

Mr. Donghao Yang had been appointed as an independent director of Qingmu Digital Technology Co., Ltd. (青木數字技術股份有限公司), a company listed on the ChiNext Market of Shenzhen Stock Exchange (stock code: 301110), since July 5, 2023 and he resigned as an independent director of Qingmu Digital Technology Co., Ltd. in January 2024.

Dr. HongJiang Zhang resigned as the chairman of the board of Beijing Academy of Artificial Intelligence in July 2023.

Mr. Yingjie Chen resigned as a non-executive Director of the Company on November 15, 2023.

Ms. Xiao Hu was appointed as a non-executive Director of the Company on November 15, 2023 and resigned as a non-executive Director of the Company on March 19, 2024.

Report of the Directors

The Board is pleased to present this Report of Directors, together with the consolidated financial statements of the Group for the year ended December 31, 2023.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on December 27, 2018 as an exempted limited liability company under the laws of the Cayman Islands. The Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange since July 7, 2021 under the stock code 09868. The Company's ADSs have been listed on the NYSE since August 2020 under the symbol "XPEV".

PRINCIPAL ACTIVITIES

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers' mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company's Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com.

BUSINESS REVIEW

The business review of the Group is set out in the section headed "Management Discussion and Analysis" in this annual report. A description of principal risks and uncertainties that the Group may be facing can be found in the section headed "Risk Factors" in this annual report.

SHARE CAPITAL

Details of movements in the share capital of the Company for the year ended December 31, 2023 are set out in the Consolidated Statements of Changes in Shareholders' Equity in this annual report.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Each Class A ordinary share has one vote per share and each Class B ordinary share has 10 votes per share except with respect to resolutions regarding a limited number of Reserved Matters, where each Share has one vote. The Company's WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who controls the Company with a view to its long-term prospects and strategy.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with WVR Structure, in particular that interests of the WVR Beneficiary may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Shareholders and prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights to be held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Xiaopeng He[1]	Class A ordinary shares	4,400,000	0.1%
	Class B ordinary shares	348,708,257	69.4%

Note:

(1) Representing (i) 4,400,000 Class A ordinary shares represented by ADSs, and (ii) 327,708,257 Class B ordinary shares and 21,000,000 Class B ordinary shares held through Simplicity Holding Limited and Respect Holding Limited, both of which are wholly-owned by Mr. Xiaopeng He.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. As at the Latest Practicable Date, upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 348,708,257 Class A ordinary shares, representing approximately 22.6% of the total number of issued Class A ordinary shares (including 2,080,046 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) as at the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares will cease when no WVR Beneficiary has beneficial ownership of any of our Class B ordinary shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B ordinary shares have transferred to another person of the beneficial ownership of, or economic interest in, all of the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B ordinary shares have been converted to Class A ordinary shares.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the Consolidated Financial Statements.

RESULTS

The results of the Group for the year ended December 31, 2023 are set out in the Consolidated Financial Statements in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

Our customers primarily include end users who purchase our products. We have a broad base of customers, and our five largest customers accounted for less than 5% of our total revenues for each of 2022 and 2023, respectively.

Our five largest suppliers mainly include suppliers of battery cells, modules and packs and other automotive components. For the years ended December 31, 2023 and 2022, the aggregate purchases attributable to our five largest suppliers amounted to RMB9,543 million and RMB9,360 million, respectively, representing approximately 33.6% and 21.6% of our total purchases, respectively, while the largest supplier of the Group accounted for approximately 17.5% and 7.8% of our total purchases, respectively.

During the year ended December 31, 2023, none of our Directors, their respective close associates or any Shareholder (who or which, to the best knowledge of our Directors, owned more than 5% of the issued share capital of our Company) had any interest in any of our five largest suppliers. None of the above five largest suppliers are our connected persons under Chapter 14A of the Listing Rules.

GEARING RATIO

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of December 31, 2023, the gearing ratio of the Group is 30.0% (as of December 31, 2022: 21.1%).

ENVIRONMENTAL POLICIES AND PERFORMANCE

We are subject to various environmental laws including the Environmental Protection Law of the People's Republic of China and the Environmental Impact Assessment Law of the People's Republic of China, and regulations related to the

manufacture of our Smart EVs, including the use of hazardous materials in the manufacturing process and the operation of our manufacturing plant. Such laws and regulations govern the use, storage, discharge and disposal of hazardous materials during the manufacturing process.

We require our suppliers to obtain certifications from third party institutions for hazardous substances in the raw materials or components supplied by them to ensure the adoption of hazardous substances complies with applicable laws and standards. We also ask the suppliers to take rectification measures if the raw materials or components provided by such suppliers do not satisfy the relevant requirements in the standards. Our safety and environment department is responsible for environmental monitoring. It also formulates detailed environmental control plans. We have adopted and implemented environmental management procedures for potential pollutions. We classify matters that may have an impact on the environment into three categories, namely (i) resource or energy consumption, (ii) pollution and (iii) indirect environmental impacts. We assess impacts of such matters based on costs, utilization efficiency, frequency of occurrence, severity of impacts, recoverability and pollution duration. We also monitor the waste generated during production and daily operation, analyze the monitoring data and report to the competent authorities to the extent needed. We have also set up a comprehensive prevention system and early warning system and have been equipped with necessary first aid facilities in case there is any environmental emergency.

Detailed information on the environment and social practices adopted by the Company is set out in the Environmental, Social and Governance Report which will be presented in a separate report and published on the websites of the Company's investor relations at ir.xiaopeng.com and the Hong Kong Stock Exchange at www.hkexnews.hk.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

During the year ended December 31, 2023, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

SIGNIFICANT LEGAL PROCEEDINGS

During the Reporting Period, the Company was not engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this annual report, no important events affecting the Group occurred since December 31, 2023 and up to the date of this annual report.

PRINCIPAL RISKS AND UNCERTAINTIES

There are certain principal risks and uncertainties facing by the Group, some of which are beyond its control. For details, please refer to the section headed "Risk Factors" in this annual report.

FUND RAISING ACTIVITIES

(a) Listing on the NYSE and Follow-on Offering

(i) Listing on the NYSE

In August 2020, the Company completed the initial public offering and was listed on the NYSE (the "**Listing on the NYSE**") in which it offered and sold an aggregate 114,693,333 ADSs, representing 229,386,666 Class A ordinary shares with the offer price of US$15.00 per ADS, raising a total of US$1,655.7 million in net proceeds after deducting underwriting discounts commissions and expenses. The net proceeds from the Listing on the NYSE have been utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated August 28, 2020 as follows:

- 50% of the net proceeds for research and development of our Smart EVs and technologies;
- 30% of the net proceeds for selling and marketing and expansion of sales channels; and
- 20% of the net proceeds for general corporate purposes, including working capital needs.

There has been no change in the intended use of net proceeds disclosed as above, and the Company had fully utilized the net proceeds from the Listing on the NYSE in accordance with such intended purposes depending on actual business needs.

(ii) Net proceeds from the Follow-on Offering

In December 2020, the Company completed its follow-on public offering on the NYSE (the "**Follow-on Offering**") in which the Company offered and sold an aggregate 55,200,000 ADSs, representing 110,400,000 Class A ordinary shares with the offer price of US$45.00 per ADS, raising a total of US$2,444.9 million in net proceeds after deducting underwriting discounts, commissions and expenses. The net proceeds from the Follow-on Offering have been utilized in accordance with the purposes set out in the prospectus disclosed on the website of the SEC dated December 10, 2020 as follows:

- 30% of the net proceeds for research and development of our Smart EVs and software, hardware and data technologies;
- 30% of the net proceeds for sales and marketing and expansion of sales and service channels and supercharging network, as well as the expansion of our footprints in the international markets;
- 20% of the net proceeds for potential strategic investments in core technologies of Smart EV; and
- 20% of the net proceeds for general corporate purposes, including working capital needs.

For the year ended December 31, 2023, approximately US$259 million of the net proceeds have been used for the intended purposes. Accordingly, as of December 31, 2023, the Company had fully utilized the net proceeds from the Follow-on Offering in accordance with the aforementioned intended purposes.

(b) Initial Public Offering on the Hong Kong Stock Exchange

On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange. The Company issued a total of 97,083,300 Class A ordinary shares with the offer price of HK$165.00 per share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%) in the Global Offering. Net proceeds from the Global Offering, after deducting underwriting discounts and commissions, including the partial exercise of the over-allotment option, were approximately HK$15,823 million.

As of December 31, 2023, the Group had utilized the net proceeds from the Global Offering as set out in the table below:

	% of use of proceed	Net proceeds (HK$ million)	Unutilized amount as at December 31, 2022 (HK$ million)	**Utilized amount for the year ended December 31, 2023** (HK$ million)	**Unutilized amount as at December 31, 2023** (HK$ million)
• Developing software technology	15%	2,373.5	2,373.5	**1,065.1**	**1,308.3**
• Developing new models and improving hardware technology	20%	3,164.6	3,164.6	**1,173.5**	**1,991.1**
• Other technology investments	10%	1,582.3	1,582.3	**1,582.3**	**—**
• Enhancing brand recognition through the following marketing strategies in order to promote the sale of our Smart EVs	10%	1,582.3	1,582.3	**1,076.5**	**505.8**
• Broadening sales, services, and supercharging network, as well as improving the skills and service quality of our sales and marketing personnel in order to better serve our customers	20%	3,164.6	3,164.6	**2,338.6**	**826.0**

	% of use of proceed	Net proceeds (HK$ million)	Unutilized amount as at December 31, 2022 (HK$ million)	**Utilized amount for the year ended December 31, 2023** (HK$ million)	**Unutilized amount as at December 31, 2023** (HK$ million)
• Strategic building and expansion of presence in international markets, starting with certain European markets. Specifically, (a) opening sales stores in select countries to enhance brand recognition and improve customer reach internationally; and (b) enhancing marketing efforts to promote our brand and develop potential customer base	5%	791.4	791.4	**99.6**	**691.8**
• Enhancement of production capability, including expansion of capacity, upgrade of manufacturing facilities and development of manufacturing technologies	10%	1,582.3	1,582.3	**1,582.3**	**—**
• General corporate purposes, including working capital needs	10%	1,582.3	1,582.3	**539.6**	**1,042.7**
Total	100%	15,823.3	15,823.3	**9,457.5**	**6,365.8**

As of the Latest Practicable Date, there has been no change in the intended use of net proceeds as disclosed in Prospectus. The Company expects to fully utilize the remaining amount of the net proceeds in accordance with such intended purposes within one year.

DIVIDEND POLICY AND FINAL DIVIDEND

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our Shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our Board. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our Shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Please refer to the section headed "Risk Factors — Risks Relating to Doing Business in China — We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business" in this annual report.

The Board does not recommend any final dividend for the year ended December 31, 2023.

DISTRIBUTABLE RESERVE

As of December 31, 2023, the Company did not have any distributable reserves.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2023 are set out in Note 10 to the Consolidated Financial Statements.

BORROWINGS

The Group had RMB10,903.7 million of bank borrowings and other borrowings as of December 31, 2023 (December 31, 2022: RMB7,794.1 million).

Details of bank borrowings and other borrowings of the Company and its subsidiaries as of December 31, 2023 are set out in Note 18 to the Consolidated Financial Statements.

DONATION

During the year ended December 31, 2023, the Group made charitable donations of approximately RMB2.3 million.

DEBENTURE ISSUED

The Group has not issued any debentures during the year ended December 31, 2023.

EQUITY-LINKED AGREEMENTS

Save as disclosed in this annual report, the Company did not enter into any equity-linked agreement during the year ended December 31, 2023.

SIGNIFICANT INVESTMENT, ACQUISITION AND DISPOSAL

For the year ended December 31, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Company's total assets as of December 31, 2023). As of December 31, 2023, the Group did not have other plans for significant investments and capital assets.

For the purpose of forming a strategic cooperation with DiDi with respect to the smart auto development business ("**Target Business**"), on August 27, 2023, the Company entered into the DiDi Share Purchase Agreement to acquire the entire issued share capital of Xiaoju Smart Auto Co. Limited (the "**Target**"), which, together with its subsidiaries ("**Target Group**"), is contemplated to be able to operate the Target Business (the "**Acquisition**"). Following the initial closing of the Acquisition on November 13, 2023, each member of the Target Group has become a wholly-owned subsidiary of the Company and the financial results of the Target Group were consolidated into the consolidated financial statements of the Group. For details, please refer to the announcements of the Company dated August 28, 2023 and November 13, 2023.

On September 29, 2023, the Company entered into the share purchase agreements with the then shareholders of Dogotix and Dogotix to acquire the sale shares, being approximately 74.82% of the total issued shares of Dogotix, for a total consideration of approximately USD98.96 million. Following the completion of this transaction, the Company has full ownership and control over Dogotix, which enables XPENG to dedicate to the research and development of general-purpose humanoid intelligent robots. For details, please refer to the announcement of the Company dated September 29, 2023.

Save as disclosed in this annual report, for the year ended December 31, 2023, the Group did not have any material acquisitions and disposals of subsidiaries, associates and joint ventures.

CONNECTED TRANSACTIONS

We have entered into a number of agreements and/or arrangements with our connected persons in our ordinary and usual course of business, which constitute connected transaction or continuing connected transaction under the Listing Rules. We set out below details of the connected transaction and continuing connected transactions of our Group, in compliance with the requirements of Chapter 14A of the Listing Rules.

Connected Persons

The table below sets forth the connected persons of our Company involved in the connected transaction or continuing connected transactions during the Reporting Period and the nature of their connection with our Company:

Name	Connected relationship
Mr. Xiaopeng He	Mr. He is a co-founder, executive Director, chairman of the Board, chief executive officer and controlling shareholder of our Company.
Mr. Heng Xia	Mr. Xia is a co-founder and former director (who resigned as a director on November 30, 2022) of our Company.
Shenzhen Pengxing Smart Research Co., Ltd. (深圳鵬行智能研究有限公司) ("**Shenzhen Pengxing**") and its affiliates (collectively, "**Pengxing Smart**")	Since January 1, 2023 and up to October 9, 2023, Mr. Xiaopeng He had held the majority of the outstanding and issued shares of Pengxing Smart. Therefore, Pengxing Smart was an associate of Mr. He and a connected person of our Company according to Rule 14A.12(1)(c) of the Listing Rules during that period. Pengxing Smart is primarily engaged in the research and development of intelligent robots for transportation. Following the completion of the transaction with Dogotix on October 9, 2023 as elaborated below, Pengxing Smart became a subsidiary of our Company and was no longer a connected person of our Company under the Listing Rules.
Guangzhou Huitian Aerospace Technology Co., Ltd. (廣州匯天航空航天科技有限公司) ("**Guangzhou Huitian**") and its affiliates (collectively, "**Huitian**")	Mr. Xiaopeng He owns the majority of the outstanding and issued shares of Huitian. Therefore, Huitian is an associate of Mr. He and a connected person of our Company according to Rule 14A.12(1)(c) of the Listing Rules. Huitian is primarily engaged in the research and development of flying cars.
Certain associates of Alibaba Group Holding Limited ("**Alibaba Group**")	Since January 1, 2023 and up to December 19, 2023, Alibaba Group had held more than 10% of the outstanding and issued shares of our Company through its wholly-owned subsidiaries and was our substantial shareholder and connected person during that period. Therefore, its associates were also our connected persons under Rule 14A.07(4) of the Listing Rules. Since December 19, 2023 and up to the Latest Practicable Date, Alibaba Group had been indirectly holding less than 10% of the outstanding and issued shares of our Company and therefore Alibaba Group and its associates were no longer our connected persons under the Listing Rules.

One-off Connected Transaction

On September 29, 2023, the Company entered into the share purchase agreements with the sellers, being the remaining shareholders of Dogotix excluding the Company, and Dogotix to acquire the sale shares, being approximately 74.82% of the total issued shares of Dogotix, for a total consideration of approximately USD98.96 million (the "**Dogotix Acquisition**").

As (i) Mr. Xiaopeng He, the controlling shareholder of the Company, holds 100% equity interests in XProbot Holdings Limited, which held 56.83% of the total issued shares in Dogotix and was one of the sellers; and (ii) the Company holds 100% equity interests in XPeng Dogotix Holdings Limited, the purchaser, which held 25.18% of the total issued shares in Dogotix, XProbot Holdings Limited and Dogotix constituted associates of Mr. Xiaopeng He and connected persons of the Company under Rule 14A.07 of the Listing Rules. Pursuant to Rule 14A.28 of the Listing Rules, the acquisition of an interest in Dogotix by the purchaser from each of the other sellers also constituted a connected transaction of the Company. Accordingly, the Dogotix Acquisition constituted a connected transaction of the Company. As the highest applicable percentage ratio (as defined under Rule 14A.06 of the Listing Rules) in respect of the Dogotix Acquisition was above 0.1% but less than 5%, the Dogotix Acquisition was subject to reporting and announcement requirements but was exempt from the circular and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The total investment cost for 56.83% of the total issued shares in Dogotix held by XProbot Holdings Limited was USD47,660,000. Following the completion of the Dogotix Acquisition, the Company had full ownership and control over Dogotix. For details, please refer to the announcement of the Company dated September 29, 2023.

Continuing Connected Transactions

1. Partially-exempt Continuing Connected Transactions

As disclosed in the Prospectus, the following transactions of the Group with the connected persons above constituted continuing connected transactions of the Company for the Reporting Period.

(1) Administrative Management Services Framework Agreements

As of June 18, 2021, we have respectively entered into the administrative management services framework agreements (the "**Administrative Management Services Framework Agreements**") with Shenzhen Pengxing and Guangzhou Huitian, pursuant to which we provide administrative management services to Pengxing Smart and Huitian to utilize our spare administrative service capacity and generate revenue. The services we provide include property and working space leasing, sharing of utilities, vehicle rental, catering and property management. The Administrative Services Framework Agreements took effect on July 7, 2021 and the term shall expire on December 31, 2023.

The annual cap for the service income under the Administrative Management Services Framework Agreement for the year ended December 31, 2023 is RMB15,840 thousand and the actual transaction amount for the year ended December 31, 2023 was RMB2,097 thousand.

Following the completion of the Dogotix Acquisition on October 9, 2023, Pengxing Smart became a subsidiary of our Company and was no longer a connected person of our Company under the Listing Rules. Therefore, the transactions contemplated under the Administrative Management Services Framework Agreement with Pengxing Smart since October 9, 2023 would no longer constitute continuing connected transactions of the Company.

(2) **Technical Consulting Services Framework Agreements**

As of June 18, 2021, we have respectively entered into the technical consulting services framework agreements (the "**Technical Consulting Services Framework Agreements**") with Shenzhen Pengxing and Guangzhou Huitian, pursuant to which we provide technical consulting, technical training and technical services, as well as certain operational support services, including human resources management and services, to Pengxing Smart and Huitian. Pengxing Smart is primarily engaged in the research and development of robots with human-robot interaction function and Huitian is primarily engaged in the research and development of flying cars. The Directors considered the Technical Consulting Services Framework Agreements to be consistent with our mission of shaping the mobility experience of the future, as the collaboration with Pengxing Smart and Huitian enabled us to further explore different aspects of smart traveling and broaden our vision as we continue to develop in the Smart EV industry. The Technical Consulting Services Framework Agreements took effect on July 7, 2021 and the term shall expire on December 31, 2023. The provision of technical consulting services to Pengxing Smart and Huitian does not involve the usage of our data (including but not limited to the customers' data). We have been in compliance with all the relevant laws and regulations relating to data privacy in all material aspects during the Reporting Period and up to the Latest Practicable Date.

On August 23, 2022, taking into account the significant value brought by the technical consulting services provided by the Group to Shenzhen Pengxing and Guangzhou Huitian and the progress made by Shenzhen Pengxing and Guangzhou Huitian in their development of the research projects, the Group, Shenzhen Pengxing and Guangzhou Huitian agreed to revise the pricing policy by increasing the mark-up rate charged by the Group from 15% to 50%. The remaining terms of and the annual caps under the Technical Consulting Services Framework Agreements as disclosed in the Prospectus remain unchanged.

The annual cap for the service income under the Technical Consulting Services Framework Agreements for the year ended December 31, 2023 is RMB144,000 thousand and the actual transaction amount for the year ended December 31, 2023 was RMB13,179 thousand.

Following the completion of the Dogotix Acquisition on October 9, 2023, Pengxing Smart became a subsidiary of our Company and was no longer a connected person of our Company under the Listing Rules. Therefore, the transactions contemplated under the Technical Consulting Services Framework Agreements with Pengxing Smart since October 9, 2023 would no longer constitute continuing connected transactions of the Company.

(3) **Marketing Services**

Alibaba Group is a leading market player in terms of digital media and entertainment industry in China and also operates the largest e-commerce platform in China. We from time to time cooperate with the associates of Alibaba Group to utilize their marketing services to promote our products during the Reporting Period. Since each of the providers of such marketing service is an associate of Alibaba Group, the continuing connected transactions are aggregated in accordance with Chapter 14A of the Listing Rules. The agreements provide different marketing arrangements and prescribe respective amount and payment terms based on the specific type of service rendered. The term of the agreements which we entered into during the Reporting Period generally terminates upon the expiry of the period during which the suppliers provide marketing services. We believe the cooperation would contribute to the development of our business by enabling us to expand our customer base and enhancing our brand recognition and expect to continue to engage such services.

The annual cap for the marketing expenses related to the marketing services provided by associates of Alibaba Group for the year ended December 31, 2023 is RMB155,821 thousand and the actual transaction amount for the year ended December 31, 2023 was RMB580 thousand.

Since December 19, 2023 and up to the Latest Practicable Date, Alibaba Group had been indirectly holding less than 10% of the outstanding and issued shares of our Company and Alibaba Group and its associates were no longer our connected persons under the Listing Rules. Therefore, marketing services provided by associates of Alibaba Group since December 19, 2023 would no longer constitute continuing connected transactions of the Company.

(4) **Research and Development Collaboration**

We collaborate with the associates of Alibaba Group in our research and development by licensing and purchasing their software and information technique services, which primarily include cloud computing services and licensing of software, electronic navigation system and map data (the "**Research and Development Collaboration**"). Since each of the providers of such technique service is an associate of Alibaba Group, the continuing connected transactions are aggregated in accordance with Chapter 14A of the Listing Rules. We from time to time enter into specific agreements with the associates of Alibaba Group with respect to areas including electronic navigation system and map data, the term of which generally terminates upon the expiry of the period during which the suppliers provide software and information technique services. In addition, we entered into a framework service agreement (the "**Alibaba Cloud Framework Service Agreement**") with Alibaba Cloud Computing Ltd. (阿里雲計算有限公司) under which we purchase various cloud computing services (other than domain name and products on cloud market). The term of the Alibaba Cloud Framework Services Agreement will expire on June 16, 2024. As the collaboration commenced back in 2017, we believe the continuous collaboration will be beneficial to us in light of the quality, cost, efficiency and convenience provided by the collaboration.

On August 23, 2022, taking into account the Group's actual business needs, the Company estimated that the existing annual caps in relation to the Research and Development Collaboration in respect of the year ended December 31, 2022 and the year ending December 31, 2023 would not be sufficient. Accordingly, the Board resolved to revise the relevant annual caps to RMB270,000 thousand and RMB610,000 thousand for the year ended December 31, 2022 and the year ending December 31, 2023, respectively. The remaining terms of the Research and Development Collaboration with the associates of Alibaba Group as disclosed in the Prospectus remain unchanged. For details, please refer to the announcement of the Company published on August 23, 2022.

The annual cap for costs and expenses related to research and development collaboration with associates of Alibaba Group for the year ended December 31, 2023 is RMB610,000 thousand and the actual transaction amount for the year ended December 31, 2023 was RMB239,178 thousand.

Since December 19, 2023 and up to the Latest Practicable Date, Alibaba Group had been indirectly holding less than 10% of the outstanding and issued shares of our Company and Alibaba Group and its associates were no longer our connected persons under the Listing Rules. Therefore, transactions contemplated under the Research and Development Collaboration since December 19, 2023 would no longer constitute continuing connected transactions of the Company.

Confirmation from Independent Non-executive Directors

The independent non-executive Directors have reviewed the continuing connected transactions outlined above and confirmed that such continuing connected transactions had been entered into: (i) in the ordinary and usual course of business of our Group; (ii) on normal commercial terms or better; and (iii) in accordance with the relevant agreements governing them on terms that were fair and reasonable and in the interests of our Company and our Shareholders as a whole.

Confirmation from the Company's Independent Auditor

The Auditor has performed the relevant procedures regarding the Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unqualified letter containing findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the paragraph above in accordance with Rule 14A.56 of the Listing Rules. A copy of the Auditor's letter has been provided to the Company and the Board.

The Auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i) nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii) for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii) nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv) nothing has come to the Auditor's attention that causes the Auditor to believe that such continuing connected transactions have exceeded the annual caps as set by the Company.

2. Non-exempted Continuing Connected Transactions — Contractual Arrangements

(1) Contractual Arrangements

The following simplified diagrams illustrate the flow of economic benefits from our VIEs to our Group under the Contractual Arrangements up to the Latest Practicable Date:

Contractual Arrangements with Zhipeng IoV and its shareholders


Legal ownership
Contractual arrangements
Our Company
98.5% (through several entities)
Offshore PRC
Onshore PRC
— Loan Agreement
— Exclusive Option Agreement
— Power of Attorney
— Equity Interest Pledge Agreement
Mr. Heng Xia (40% equity holder)
Mr. Tao He (10% equity holder)
Guangzhou Xiaopeng Motors Technology Co., Ltd. ("Xiaopeng Technology")
Zhipeng IoV (VIE)
— Exclusive Service Agreement
50%

Contractual Arrangements with Yidian Chuxing and its shareholders


Legal ownership
Contractual arrangements
Our Company
100% (through several entities)
Offshore PRC
Onshore PRC
— Loan Agreement
— Exclusive Option Agreement
— Power of Attorney
— Equity Interest Pledge Agreement
Mr. Xiaopeng He (40% equity holder)
Mr. Heng Xia (10% equity holder)
Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd ("Xiaopeng Chuxing")
— Exclusive Service Agreement
Yidian Chuxing (VIE)
50%

Contractual Arrangements with Xintu Technology and its shareholders


Legal ownership
Contractual arrangements
Our Company
98.5% (through several entities)
Offshore PRC
Onshore PRC
— Loan Agreement
— Exclusive Option Agreement
— Power of Attorney
— Equity Interest Pledge Agreement
Guangzhou Kuntu Technology Co., Ltd. (100% equity holder)
Xiaopeng Technology
Xintu Technology (VIE)
— Exclusive Service Agreement

(2) Summary of the material terms of the Contractual Arrangements

Contractual Arrangements with Zhipeng IoV and its individual shareholders

(a) Exclusive service agreement

Under the exclusive service agreement executed in September 2021, Zhipeng IoV appoints Xiaopeng Technology as its exclusive services provider to provide Zhipeng IoV with services related to Zhipeng IoV's business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Technology, Zhipeng IoV shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology's suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Technology, the exclusive service agreement shall remain effective for 20 years from September 6, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the exclusive service agreement or by a written notice served by Xiaopeng Technology. The exclusive service agreement also provides that Xiaopeng Technology has the exclusive proprietary rights in any and all intellectual property rights which are developed by Zhipeng IoV at the request of Xiaopeng Technology or are developed by the parties jointly. Our Directors consider that the above arrangements will ensure the economic benefits generated from the operations of Zhipeng IoV will flow to Xiaopeng Technology and hence, our Company as a whole.

(b) Loan agreement

Pursuant to the loan agreement executed in September 2021, Xiaopeng Technology has provided the individual shareholders of Zhipeng IoV with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Technology. The individual shareholders agree that the proceeds from the transfer of the equity interest of the individual shareholders in Zhipeng IoV, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the individual shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Technology's licensed operating period; and (iii) the expiry date of Zhipeng IoV's licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

(c) Equity interest pledge agreement

Pursuant to the equity interest pledge agreement executed in September 2021, each individual shareholder of Zhipeng IoV, has pledged all of such shareholder's equity interest in Zhipeng IoV as a security interest, as applicable, to respectively guarantee Zhipeng IoV and its individual shareholders' performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Zhipeng IoV or any of its individual

shareholders breaches their contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Zhipeng IoV's individual shareholders, Xiaopeng Technology to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Zhipeng IoV from the proceeds from auction or sale of the equity interest. Each of the individual shareholders of Zhipeng IoV agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Technology. Zhipeng IoV's individual shareholders may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Technology. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the equity interest pledge agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge as required by the relevant laws and regulations has been completed in accordance with PRC laws.

(d) Power of attorney

Pursuant to the power of attorney executed in September 2021, each individual shareholder of Zhipeng IoV has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Zhipeng IoV during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder's rights in Zhipeng IoV according to the articles of association of Zhipeng IoV, including but not limited to, the rights to (i) convene and participate in individual shareholders' meeting pursuant to the articles of Zhipeng IoV in the capacity of a proxy of the individual shareholders of Zhipeng IoV; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders' meetings and the appointment and election of directors, supervisors and other senior management of Zhipeng IoV to be appointed by the individual shareholders, dispose the company assets, amend the articles of Zhipeng IoV and exercise the rights of the individual shareholders in the event of liquidation of Zhipeng IoV; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual shareholders under the relevant PRC laws and regulations and the articles of associations of Zhipeng IoV, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Zhipeng IoV by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Zhipeng IoV; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from September 6, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Zhipeng IoV or its individual shareholders which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

(e) Exclusive option agreement

Pursuant to the exclusive option agreement executed in September 2021, Zhipeng IoV and each of Zhipeng IoV's individual shareholders have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Zhipeng IoV then held by its individual shareholders, and the assets of Zhipeng IoV, once or at multiple times at any time in part or in whole at Xiaopeng Technology's sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Zhipeng IoV shall equal to the amount of relevant registered capital contributed by the individual shareholders in Zhipeng IoV while the purchase price for the assets of Zhipeng IoV shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Zhipeng IoV held by its individual shareholders and all of Zhipeng IoV's assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

Subject to the relevant PRC laws and regulations, each of Zhipeng IoV's individual shareholders has also undertaken that he will return to Xiaopeng Technology any consideration he receives in the event that Xiaopeng Technology exercises the options under the exclusive option agreement to acquire the equity interests in Zhipeng IoV.

Further, pursuant to the exclusive option agreement, Zhipeng IoV and its individual shareholders have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Technology, including but not limited to matters including:

(i) The individual shareholders shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(ii) Zhipeng IoV shall not increase or reduce its registered capital, or cause it to merge with other entity;

(iii) Zhipeng IoV shall not dispose of any material assets (other than in its ordinary course of business);

(iv) Zhipeng IoV shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(v) The individual shareholders shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(vi) Zhipeng IoV shall not distribute any distributable profit, bonus or dividend;

(vii) Zhipeng IoV shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(viii) Zhipeng IoV shall not amend its articles; and

(ix) Zhipeng IoV shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.

Contractual Arrangements with Yidian Chuxing and its individual shareholders

(a) Exclusive service agreement

Under the exclusive service agreement executed in September 2021, Yidian Chuxing appoints Xiaopeng Chuxing as its exclusive services provider to provide Yidian Chuxing with services related to Yidian Chuxing's business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Chuxing, Yidian Chuxing shall pay Xiaopeng Chuxing annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Chuxing's suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Chuxing, the exclusive service agreement shall remain effective for 20 years, starting from September 10, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated in accordance with the terms of the exclusive service agreement or by a written notice served by Xiaopeng Chuxing. The exclusive service agreement also provides that Xiaopeng Chuxing has the exclusive proprietary rights in any and all intellectual property rights which are developed by Yidian Chuxing at the request of Xiaopeng Chuxing or are developed by the parties jointly. The above arrangements will ensure the economic benefits generated from the operations of Yidian Chuxing will flow to Xiaopeng Chuxing and hence, our Company as a whole.

(b) Loan agreement

Pursuant to the loan agreement executed in September 2021, Xiaopeng Chuxing has provide the individual shareholders of Yidian Chuxing with a loan in the aggregate amount of RMB5.0 million to fund business activities as permitted by Xiaopeng Chuxing. The individual shareholders agree that the proceeds from the transfer of the equity interest of the individual shareholders in Yidian Chuxing, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Chuxing under the exclusive option agreement, may be used by the individual shareholders to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Chuxing's licensed operating period; and (iii) the expiry date of Yidian Chuxing's licensed operating period. During the term of loan agreement, Xiaopeng Chuxing has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

(c) Equity interest pledge agreement

Pursuant to the equity interest pledge agreement executed in September 2021, each individual shareholder of Yidian Chuxing, has pledged all of such shareholder's equity interest in Yidian Chuxing as a security interest, as applicable, to respectively guarantee Yidian Chuxing and its individual shareholders' performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Yidian Chuxing or any of its individual shareholders breaches their contractual obligations under these agreements, Xiaopeng Chuxing, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Yidian Chuxing's individual shareholders, Xiaopeng Chuxing to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Yidian Chuxing from the proceeds from auction or sale of the equity interest. Each of the individual shareholders of Yidian Chuxing agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Chuxing. Yidian Chuxing's individual shareholders may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Chuxing. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the equity interest pledge agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge as required by the relevant laws and regulations has been completed in accordance with PRC laws.

(d) Power of attorney

Pursuant to the power of attorney executed in September 2021, each individual shareholder of Yidian Chuxing has irrevocably undertaken to appoint Xiaopeng Chuxing or its designated persons (including but not limited directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests held by the individual shareholders of Yidian Chuxing during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder's rights in Yidian Chuxing according to the articles of association of Yidian Chuxing, including but not limited to, the rights to (i) convene and participate in shareholders' meeting pursuant to the articles of Yidian Chuxing in the capacity of a proxy of the individual shareholders of Yidian Chuxing; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders' meetings and the appointment and election of directors, supervisors and other senior management of Yidian Chuxing to be appointed by the individual shareholders, dispose the company assets, amend the articles of Yidian Chuxing and exercise the rights of the individual shareholders in the event of liquidation of Yidian Chuxing; (iii) sign or submit any required document, which shall include meeting minutes, to any company registry or other authorities in the capacity of a proxy of the individual shareholders; (iv) to exercise rights of individual shareholders and any other voting rights of individual

shareholders under the relevant PRC laws and regulations and the articles of associations of Yidian Chuxing, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and shareholders resolutions when there is a transfer of shareholding in Yidian Chuxing by the individual shareholders in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Yidian Chuxing; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from September 10, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Yidian Chuxin or its individual shareholders which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

(e) Exclusive option agreement

Pursuant to the exclusive option agreement executed in September 2021, Yidian Chuxing and each of Yidian Chuxing's individual shareholders have irrevocably granted Xiaopeng Chuxing an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Yidian Chuxing then held by its individual shareholders, and the assets of Yidian Chuxing, once or at multiple times at any time in part or in whole at Xiaopeng Chuxing's sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests shall equal to the amount of the relevant registered capital contributed by the individual shareholders in Yidian Chuxing while the purchase price for the assets of Yidian Chuxing shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Yidian Chuxing held by its individual shareholders and all of Yidian Chuxing's assets have been transferred or assigned to Xiaopeng Chuxing or its designated entities or persons.

Subject to the relevant PRC laws and regulations, each of Yidian Chuxing's individual shareholders has also undertaken that he will return to Xiaopeng Chuxing any consideration he receives in the event that Xiaopeng Chuxing exercises the options under the exclusive option agreement to acquire the equity interests in Yidian Chuxing.

Further, pursuant to the exclusive option agreement, Yidian Chuxing and its individual shareholders have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Chuxing, including but not limited to matters including:

(i) The individual shareholders shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(ii) Yidian Chuxing shall not increase or reduce the registered capital of the Company, or cause the Company to merge with other entity;

(iii) Yidian Chuxing shall not dispose of any material assets (other than in its ordinary course of business);

(iv) Yidian Chuxing shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(v) The individual shareholders shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(vi) Yidian Chuxing shall not distribute any distributable profit, bonus or dividend;

(vii) Yidian Chuxing shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(viii) Yidian Chuxing shall not amend its articles; and

(ix) Yidian Chuxing shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.

Contractual Arrangements with Xintu Technology and its shareholders

(a) Exclusive service agreement

Under the exclusive service agreement executed in August 2021, Xintu Technology appoints Xiaopeng Technology as its exclusive services provider to provide Xintu Technology with services related to Xintu Technology's business during the term of the exclusive service agreement. In consideration of the services provided by Xiaopeng Technology, Xintu Technology shall pay Xiaopeng Technology annual fees, which should be mutually agreed by both parties and can be adjusted according to Xiaopeng Technology's suggestion to the extent permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive service agreement or terminated in writing by Xiaopeng Technology, the exclusive service agreement shall remain effective for 20 years from August 12, 2021, and can be automatically renewed for one year every sequent year unless otherwise terminated by a written notice served by Xiaopeng Technology. The exclusive service agreement also provides that Xiaopeng Technology has the exclusive proprietary rights in any and all intellectual property rights which are developed by Xintu Technology at the request of Xiaopeng Technology or are developed by the parties jointly. Our Directors consider that the above arrangements will ensure the economic benefits generated from the operations of Xintu Technology will flow to Xiaopeng Technology and hence, our company as a whole.

(b) Loan agreement

Pursuant to the loan agreement executed in August 2021, Xiaopeng Technology should provide the shareholder of Xintu Technology with a loan in the aggregate amount of RMB2.0 million to fund business activities as permitted by Xiaopeng Technology. The shareholder agrees that the proceeds from the transfer of the equity interest of the shareholder in Xintu Technology, pursuant to the exercise of the right to acquire such equity interest by Xiaopeng Technology under the exclusive option agreement, may be used by the shareholder to repay the loan to the extent permitted under PRC law. The loan agreement will remain effective until the earlier of (i) 20 years after the execution date of the loan agreement, (ii) the expiry date of Xiaopeng Technology's licensed operating period; and (iii) the expiry date of Xintu Technology's licensed operating period. During the term of loan agreement, Xiaopeng Technology has the right, at its sole and absolute discretion, to accelerate maturity of loan at any time.

(c) Equity interest pledge agreement

Pursuant to the equity interest pledge agreement executed in August 2021, the shareholder of Xintu Technology has pledged all of its equity interest in Xintu Technology as a security interest, as applicable, to respectively guarantee Xintu Technology and its shareholder's performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement, power of attorney and loan agreement. If Xintu Technology or its shareholder breaches their contractual obligations under these agreements, Xiaopeng Technology, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, upon giving written notice to Xintu Technology's shareholder, Xiaopeng Technology to the extent permitted by PRC laws may exercise the right to enforce the pledge, which is being paid in priority with the equity interest of Xintu Technology from the proceeds from auction or sale of the equity interest. The shareholder of Xintu Technology agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Xiaopeng Technology. Xintu Technology's shareholder may receive dividends distributed on the equity interest only with prior consent of Xiaopeng Technology. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed or all secured indebtedness have been fully paid, whichever is later.

The equity pledge under the equity interest pledge agreement takes effect upon the completion of registration with the relevant PRC government authority. The registration of the equity interest pledge as required by the relevant laws and regulations has been completed in accordance with PRC laws.

(d) Power of attorney

Pursuant to the power of attorney executed in August 2021, the shareholder of Xintu Technology has irrevocably undertaken to appoint Xiaopeng Technology or its designated persons (including but not limited to directors and their successors and liquidators replacing but excluding those non-independent or who may give rise to conflict of interests) to exercise the following rights relating to all equity interests

held by the shareholder of Xintu Technology during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and as his attorney-in-fact to exercise such shareholder's rights in Xintu Technology according to the articles of association of Xintu Technology, including but not limited to, the rights to (i) convene and participate in shareholders' meeting pursuant to the articles of Xintu Technology in the capacity of a proxy of the shareholder of Xintu Technology; (ii) exercise the voting rights, and adopt resolutions, on matters to be discussed and resolved at shareholders' meetings and the appointment and election of directors, supervisors and other senior management of Xintu Technology to be appointed by the shareholder, dispose the company assets, amend the articles of Xintu Technology and exercise the rights of the shareholder in the event of liquidation of Xintu Technology; (iii) sign or submit any required document to any company registry or other authorities in the capacity of a proxy of the shareholder; (iv) to exercise rights of the shareholder and any other voting rights of the shareholder under the relevant PRC laws and regulations and the articles of associations of Xintu Technology, as amended; (v) subject to (ii), to sign and execute any related documents including but not limited to share transfer agreement, asset transfer agreement and individual shareholders resolutions when there is a transfer of shareholding in Xintu Technology by the shareholder in accordance with exclusive option agreement, assets transfer, capital reduction or capital increase in Xintu Technology; and (vi) to instruct the directors and senior officers to act in accordance with the instruction of Xiaopeng Technology and its designated persons.

Subject to other terms in the power of attorney, the power of attorney shall remain effective for 20 years from August 12, 2021, and can be automatically renewed for one year every sequent year. The power of attorney may be terminated by mutual agreement of the relevant parties in writing or when there is a breach of the power of attorney by Xintu Technology or its shareholder which is not remedied within a reasonable time or 10 days after being requested to remedy the breach.

(e) Exclusive option agreement

Pursuant to the exclusive option agreement executed in August 2021, Xintu Technology and its shareholder have irrevocably granted Xiaopeng Technology an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase the equity interests in Xintu Technology then held by shareholder, and the assets of Xintu Technology, once or at multiple times at any time in part or in whole at Xiaopeng Technology's sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Xintu Technology shall equal to the amount of relevant registered capital contributed by the shareholder in Xintu Technology while the purchase price for the assets of Xintu Technology shall equal to the net book value of such assets, and if such amount in each case is lower than the minimum price permitted by PRC law, the minimum price permitted by PRC law shall be the purchase price. This agreement will remain effective until all equity interests of Xintu Technology held by its shareholder and all of Xintu Technology's assets have been transferred or assigned to Xiaopeng Technology or its designated entities or persons.

Subject to the relevant PRC laws and regulations, Xintu Technology's shareholder has also undertaken that it will return to Xiaopeng Technology any consideration he receives in the event that Xiaopeng Technology exercises the options under the exclusive option agreement to acquire the equity interests in Xintu Technology.

Further, pursuant to the exclusive option agreement, Xintu Technology and its shareholder have respectively undertaken to perform certain acts or refrain from performing certain other acts unless they have obtained prior approval from Xiaopeng Technology, including but not limited to matters including:

(i) The shareholders shall not transfer or dispose in any manner the exclusive option or grant any security over or create any third party rights over the exclusive option;

(ii) Xintu Technology shall not increase or reduce its registered capital, or cause it to merge with other entity;

(iii) Xintu Technology shall not dispose of any material assets (other than in its ordinary course of business);

(iv) Xintu Technology shall not terminate any material contract or enter into any contract that will conflict with existing material contracts;

(v) The shareholder shall not appoint or remove any director, supervisor or any other officer that should be appointed by them;

(vi) Xintu Technology shall not distribute any distributable profit, bonus or dividend;

(vii) Xintu Technology shall not take any action (including inaction) that will affect its continued existence or adopt any action that will lead to the possibility of its cessation of business, liquidation or dissolution;

(viii) Xintu Technology shall not amend its articles; and

(ix) Xintu Technology shall not lend or borrow any fund, provide guarantee or any form of security, or undertake any substantial obligations other than in its ordinary business operation.

(3) Progress of the Contractual Arrangements during the Reporting Period

There was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period. For the Reporting Period, none of the Contractual Arrangements had been unwound on the basis that none of the restrictions that led to the adoption of the Contractual Arrangements had been removed.

As of December 31, 2023, we had not encountered interference or encumbrance from any PRC governing bodies in operating our businesses through our VIEs under the Contractual Arrangements.

We have consolidated the financial results of VIEs in our consolidated financial statements. In 2023, we derived 0.2% of our revenues from our VIEs. As of December 31, 2023, the total assets of our VIEs and their respective subsidiaries represented approximately 0.4% of the total assets of the Group.

During the Reporting Period, Mr. Heng Xia holds 40% equity interests in Zhipeng IoV and 80% equity interests in Xintu Technology, respectively. Since Mr. Heng Xia resigned as a director of the Company on November 30, 2022, each of Mr. Heng Xia, Zhipeng IoV, and Xintu Technology ceased to be a connected person of the Company under the Listing Rules after November 30, 2023. The Contractual Arrangements with Zhipeng IoV and its individual shareholders and the Contractual Arrangements with Xintu Technology and its shareholders no longer constitute continuing connected transactions of the Company after November 30, 2023.

(4) Reasons for adopting the Contractual Arrangements

Our VIEs are (i) Zhipeng IoV, which is primarily engaged in the business of development and the operation of an Internet of Vehicles (IoV) network involving the XPENG App; (ii) Yidian Chuxing, which is primarily engaged in the business of provision of online-hailing services through online platform including the Youpeng Chuxing App; and (iii) Xintu Technology. Zhipeng Kongjian, which is Xintu Technology's wholly-owned subsidiary, primarily engaged in the operation of land surface mobile surveying and preparation of true three-dimensional maps and navigation electronic maps (the "**Prohibited Business**") and is in the process of renewing the Surveying and Mapping Qualification Certificate. Zhipeng IoV and Yidian Chuxing enable the Group to operate mobile apps, which enables us to offer a convenient customer experience. After the Surveying and Mapping Qualification Certificate is renewed, we plan to develop mapping and navigation solutions that will improve customers' driving experience.

Under the PRC laws and regulations, the operation of our mobile apps involves provision of value-added telecommunication service in the PRC (the "**VATS Business**"), which is subject to foreign investment restrictions and license requirements, and the Prohibited Business is subject to foreign investment prohibitions and license requirements (together with the VATS Business, the "**Relevant Businesses**"). To comply with PRC laws and regulations, we operate the Relevant Businesses through our VIEs.

We have entered into a series of Contractual Arrangements with our VIEs and their respective shareholders, which collectively enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive option to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into our VIEs when and to the extent permitted by PRC law.

As a result of these Contractual Arrangements, we are the primary beneficiary of our VIEs.

(5) Risks relating to the Contractual Arrangements

These are the certain risks that are associated with the Contractual Arrangements, including:

- If the PRC government deems that the Contractual Arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

- Our Contractual Arrangements with our VIEs may result in adverse tax consequences to us.

- We rely on Contractual Arrangements with our VIEs and their shareholders to operate the Relevant Businesses, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

- If we exercise the option to acquire equity ownership of our VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

- The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

- Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

(6) Measures relating to the Contractual Arrangements

Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

- the Contractual Arrangements in place during each financial period will be disclosed in our Company's annual report and accounts in accordance with the relevant provisions of the Listing Rules;

- our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company's annual report and accounts for the relevant year, see below "Confirmation from Independent Non-executive Directors" in this annual report for details; and

- our Company's auditors will carry out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Review of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants annually on the transactions carried out pursuant to the Contractual Arrangements and provided a letter to our Directors. See below "Confirmation from the Company's Independent Auditor" in this annual report for details.

(7) Requirements related to Contractual Arrangements

For details of the requirements related to Contractual Arrangements in the PRC, please refer to the section headed "Business — Regulation Related to Foreign Investment" in this annual report.

(8) Listing Rules implications and waivers from the Hong Kong Stock Exchange

The transactions contemplated under the Contractual Arrangements are continuing connected transactions of our Company. The highest applicable percentage ratio (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements is expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

In view of the Contractual Arrangements, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A ordinary shares are listed on the Stock Exchange subject however to the following conditions:

(a) no change to the Contractual Arrangements without independent non-executive Directors' approval;

(b) no change to the agreements governing the Contractual Arrangements without independent Shareholders' approval;

(c) the Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the VIEs;

(d) the Contractual Arrangements provide an acceptable framework for the relationship between our Company and its subsidiaries in which our Company has direct shareholding, on the one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced without obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the registered shareholders or directors of the VIEs, or (iii) in relation to any existing, newly established or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in a business similar or relating to those of our Group; and

(e) The Group will disclose details relating to the Contractual Arrangements on an on-going basis.

(9) Confirmation from Independent Non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements as set out above and confirmed that:

(i) the transactions carried out during the Reporting Period have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii) no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period; and

(iii) any new contracts entered into, renewed or reproduced between the Group and the VIEs during the Reporting Period are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Shareholders as a whole.

(10) Confirmation from the Company's Independent Auditor

The Auditor has carried out relevant procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Review of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants on the transactions carried out pursuant to the aforementioned Contractual Arrangements and has provided a letter to the Board confirming that, with respect to the aforesaid transactions entered into between Xiaopeng Technology and Zhipeng IoV (in respect of the continuing connected transactions for a period from January 1, 2023 to November 30, 2023); Xiaopeng Chuxing and Yidian Chuxing; Xiaopeng Technology and Xintu Technology (in respect of the continuing connected transactions for a period from January 1, 2023 to November 30, 2023) under the Contractual Arrangements in the Reporting Period:

(i) nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii) nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements under the Contractual Arrangements governing such transactions; and

(iii) nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by Zhipeng IoV, Yidian Chuxing and Xintu Technology to the holders of the equity interests of Zhipeng IoV, Yidian Chuxing and Xintu Technology which are not otherwise subsequently assigned or transferred to our Group.

Save as disclosed in this annual report, during the Reporting Period, the Company had no connected transactions or continuing connected transactions which are required to be disclosed under the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules with respect to the connected transactions and continuing connected transactions entered into by the Group during the Reporting Period.

(11) Immaterial contractual arrangement with the shareholders of GIIA

On July 22, 2022, Xiaopeng Motors Sales Co., Ltd. (小鵬汽車銷售有限公司) ("**Xiaopeng Motors Sales**"), Mr. Tao He, our co-founder, his spouse, and Guangzhou Xuetao, entered into a cooperation agreement. According to the cooperation agreement, Xiaopeng Motors Sales designated Mr. Tao He and his spouse as its representatives to acquire 100% of equity interest in GIIA through Guangzhou Xuetao on the same day. For the details of the cooperation agreement, please refer to the subsection headed "Other arrangement with the shareholders of GIIA" in the 2022 annual report of the Company.

On January 31, 2024, Xiaopeng Motors Sales, Mr. Tao He, his spouse, and Guangzhou Xuetao, entered into an agreement to terminate the cooperation agreement dated July 22, 2022. On the same day, a series of contractual arrangements with GIIA were executed by Xiaopeng Motors Sales, Guangzhou Xuetao and Mr. Yeqing Zheng, the individual shareholder of Guangzhou Xuetao, the terms and structure of which are substantially the same as those Contractual Arrangements as described in the subsection headed "Summary of the material terms of the Contractual Arrangements" in this annual report. As neither Guangzhou Xuetao nor its registered shareholder is a connected person of the Company, the contractual arrangements with GIIA did not constitute continuing connected transaction of the Company.

The operations of GIIA in aggregate were immaterial to the Group. During the Reporting Period, revenue of RMB7.67 million was generated to our Group by GIIA. Such contractual arrangements with GIIA are subject to similar risks as set out in the subsection headed "Risks Relating to the Contractual Arrangements" in this annual report. With regard to any transactions contemplated under the contractual arrangement of GIIA, the Company will comply with the requirements of the Listing Rules where applicable.

RELATED PARTY TRANSACTIONS

Details of the related party transactions of the Group for the year ended December 31, 2023 are set out in Note 28 to the consolidated financial statements contained herein.

Except as disclosed herein, none of the related party transactions constitutes a connected transaction or continuing connected transaction subject to independent shareholders' approval, annual review and disclosure requirements under Chapter 14A of the Listing Rules.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

As at the Latest Practicable Date, the Board comprises six Directors, including one executive Director, two non-executive Directors and three independent non-executive Directors. As at the Latest Practicable Date, there are five members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

For the year ended December 31, 2023, the Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors is independent.

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

The remuneration of the Directors and senior management of the Group is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonuses.

The remuneration of the Directors and senior management of the Group is determined and recommended based on their performance, qualifications and our results of operations. The aggregate amount of remuneration (including fees, basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonuses) of our Directors for the year ended December 31, 2023 was RMB4,885,000 (December 31, 2022: RMB5,938,000).

The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonuses) for the five highest paid individuals of the Group, excluding our Directors, for the year ended December 31, 2023 was RMB163,672,000 (December 31, 2022: RMB193,776,000).

The Company currently has only one long term incentive plan, which is the 2019 Equity Incentive Plan. For details of such incentive plan and the RSUs granted under the 2019 Equity Incentive Plan, see the section headed "2019 Equity Incentive Plan" in this annual report.

Save as disclosed above, no other payments have been paid or are payable in respect of the Reporting Period to our Directors by our Group.

During the Reporting Period, no payment was paid to our Directors as an inducement to join or upon joining our Group. No compensation was paid to or receivable by any Director or past Director during the Reporting Period for the loss of any office as a director of any member of the Group or in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the Reporting Period.

DIRECTORS' SERVICE CONTRACTS

The Company has entered into service contracts with each of the Directors for a term of three years following each Director's appointment date, which may be terminated pursuant to relevant terms of the respective service contract.

None of the Directors proposed for re-election at the 2023 annual general meeting of Shareholders has a service contract with members of the Group that is not terminable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, there were no other transactions, arrangements or contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which any of the Directors or its connected entities had, directly or indirectly, a material interest at any time during the Reporting Period or at the end of the year ended December 31, 2023.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall, in the absence of dishonesty or fraud, be indemnified out of the assets and funds of the Company from and against all costs, losses, damages and expenses which they or any of them shall or may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director or in any way in or about the execution of his duties.

Such permitted indemnity provision has been in force during the Reporting Period. We have maintained appropriate liability insurance for our Directors during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in the section headed "Connected Transactions" in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the Reporting Period.

AGREEMENT WITH TAOBAO CHINA

On June 22, 2021, Taobao China Holding Limited ("**Taobao China**"), Mr. Xiaopeng He and the Company entered into an agreement (the "**Relevant Agreement**"), under which, among other things, Mr. He undertook to Taobao China that if, at any time after the Listing becoming effective, Taobao China nominates a candidate to stand for election or re-election as a Director at any general meeting of the Company (the "**Alibaba Nominee**") in accordance with the Memorandum and

Articles of Association, Mr. He shall, in his capacity as a shareholder of the Company, to the extent permitted under the applicable laws and regulations and the Memorandum and Articles of Association, vote (and/or procure votes which are controlled by him be cast) in favor of any resolution which is proposed at such general meeting of the Company to appoint such Alibaba Nominee as a Director, provided that, among other things, (i) the Alibaba Nominee fulfills the requirements of a Director of the Company under the applicable laws and regulations and the Memorandum and Articles of Association; and (ii) this undertaking shall cease to have any effect when the aggregate shareholding of all affiliates of Alibaba Group in the Company is less than 5% of the total issued shares of the Company. During the Reporting Period, the Relevant Agreement has been complied with by the parties thereto.

On March 19, 2024, based on mutual and voluntary negotiations, Taobao China, Mr. He and the Company entered into a letter agreement, under which each of Taobao China, Mr. He and the Company confirms and agrees that the Relevant Agreement is terminated in its entirety and shall have no further force or effect from March 19, 2024. The Company will continue collaborating with Alibaba Group in various areas such as research and development and marketing services, and will explore new business collaboration opportunities in the future.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as otherwise disclosed in this annual report, no rights to acquire benefits by means of the acquisition of shares in or debentures of the Company or any of its associated corporations were granted to any Directors or their respective spouse or children under 18 years of age and no such rights have been exercised by them during the Reporting Period. Neither the Company nor any of its associated corporations was a party to any arrangements to enable any Directors or their respective spouses or children under the age of 18 years to acquire such rights from the Company or any other body corporates as of December 31, 2023.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As of December 31, 2023, none of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND/OR SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2023, the interests and/or short positions (as applicable) of our Directors and chief executive in the shares, underlying Shares and debentures of our Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she was taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, as recorded in the register referred to therein, or which were required to be notified to our Company and the Stock Exchange pursuant to the Model Code, were as follows:

(a) Interest in the shares of the Company

Name of Director	Nature of interest	Relevant entity	Number and class of Shares[1]	Long position/ Short position	Approximated percentage of interest of each class of shares in our Company
Xiaopeng He	Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	Long position	94.0%
	Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	Long position	6.0%
	Founder of a discretionary trust	N/A	4,400,000 Class A ordinary shares	Long position	0.3%
Fang Qu	Beneficial owner[2]	N/A	11,550 Class A ordinary shares	Long position	0.0%

Note:

(1) As of December 31, 2023, the Company had 1,886,817,266 issued shares in total, comprising 1,538,109,009 Class A ordinary shares (including 1,380,186 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

(2) As of December 31, 2023, Ms. Fang Qu beneficially held 7,700 Class A ordinary shares, and she was interested in 3,850 Class A ordinary shares underlying 3,850 RSUs granted to her under the 2019 Equity Incentive Plan.

(b) Interest in shares of associated corporation

Associated Corporation	Name of Director	Nature of interest	Approximate percentage of shareholding
Yidian Chuxing	Xiaopeng He	Beneficial Interest	40%

Save as disclosed above, as of December 31, 2023, so far as was known to the Director and chief executive of the Company, none of the Directors or chief executive of the Company or their respective close associates had any interests or short/long positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND/OR SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of December 31, 2023, so far as was known to the Directors and chief executive of the Company, the following persons (other than the Directors or chief executive of the Company) had the following interests and/or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept pursuant to Section 336 of the SFO:

Name of Shareholder	Capacity/Nature of Interest	Number of Shares[1]	Long position/ Short position	Approximate % of Shareholding in Respective Class of Share of the Company[1]
Class A ordinary shares				
Taobao China[2]	Beneficial interest	141,918,464	Long position	9.2%
Taobao Holding Limited[2]	Interest in controlled corporations	141,918,464	Long position	9.2%
Alibaba Group Holding Limited[2]	Interest in controlled corporations	141,918,464	Long position	9.2%
Volkswagen Finance Luxemburg S.A.[3]	Beneficial interest	94,079,255	Long position	6.1%
Volkswagen AG[3]	Interest in controlled corporations	94,079,255	Long position	6.1%

Name of Shareholder	Capacity/Nature of Interest	Number of Shares[(1)]	Long position/ Short position	Approximate % of Shareholding in Respective Class of Share of the Company[(1)]
Porsche Automobil Holding SE[(3)]	Interest in controlled corporations	94,079,255	Long position	6.1%
Ferdinand Porsche Familien-Holding GmbH[(3)]	Interest in controlled corporations	94,079,255	Long position	6.1%
Ferdinand Porsche Familien-Privatstiftung[(3)]	Interest in controlled corporations	94,079,255	Long position	6.1%
JPMorgan Chase & Co.[(4)]	Interest in controlled corporations	64,820,537	Long position	4.2%
		51,084,965	Short position	3.3%
	Investment manager	5,147,404	Long position	0.3%
		2,192	Short position	0.0%
	Person having a security interest in shares	1,944,342	Long position	0.1%
	Trustee	4,286	Long position	0.0%
	Approved lending agent	8,091,641	Lending pool	0.5%
Class B ordinary shares				
Simplicity Holding Limited[(5)]	Beneficial interest	327,708,257	Long position	94.0%
Respect Holding Limited[(5)]	Beneficial interest	21,000,000	Long position	6.0%
Binghe Galaxy Limited[(5)]	Interest in controlled corporations	348,708,257	Long position	100.0%
Trident Trust Company (HK) Limited[(6)]	Trustee	348,708,257	Long position	100.0%

Notes:

(1) As of December 31, 2023, the Company had 1,886,817,266 issued shares in total, comprising 1,538,109,009 Class A ordinary shares (including 1,380,186 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

(2) As of December 31, 2023, Taobao China holds 141,918,464 Class A ordinary shares. Taobao China is wholly owned by Taobao Holding Limited, which is in turn wholly owned by Alibaba Group Holding Limited. Under the SFO, Taobao Holding Limited and Alibaba Group Holding Limited are deemed to be interested in the Shares held by Taobao China.

(3) On December 6, 2023, 94,079,255 Class A ordinary shares were issued by the Company to Volkswagen Finance Luxemburg S.A. pursuant to the VW Share Purchase Agreement. Volkswagen Finance Luxemburg S.A. is wholly owned by Volkswagen AG, which is 53.35% owned by Porsche Automobil Holding SE, and Porsche Automobil Holding SE is controlled by Ferdinand Porsche Familien-Holding GmbH through various entities, and Ferdinand Porsche Familien-Holding GmbH is 90% owned by Ferdinand Porsche Familien-Privatstiftung. Under the SFO, each of Volkswagen AG, Porsche Automobil Holding SE, Ferdinand Porsche Familien-Holding GmbH and Ferdinand Porsche Familien-Privatstiftung is deemed to be interested in the Shares held by Volkswagen Finance Luxemburg S.A..

(4) As of December 31, 2023, JPMorgan Chase & Co. had long position of 80,008,210 Class A ordinary shares, short position of 51,087,157 Class A ordinary shares and lending pool of 8,091,641 Class A ordinary shares through its various subsidiaries or entities controlled by it.

(5) Simplicity Holding Limited and Respect Holding Limited are both wholly owned by Mr. Xiaopeng He (being the settlor) through Binghe Galaxy Limited under The Binghe Trust.

(6) Trident Trust Company (HK) Limited was the trustee with respect to The Binghe Trust, which was interested in 348,708,257 Class B ordinary shares, and therefore Trident Trust Company (HK) Limited is deemed to be interested in all such Shares.

Save as disclosed herein, there is no other person known to the Directors or chief executive of the Company who, as of December 31, 2023, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

2019 EQUITY INCENTIVE PLAN

The Company currently has only one long term incentive plan, which is the 2019 Equity Incentive Plan. The 2019 Equity Incentive Plan was first adopted by the Board on June 28, 2020 and was further amended and restated in June 2021.

Purposes

The purpose of the 2019 Equity Incentive Plan is to enable the Company to attract and retain the services of directors and employees considered essential to the success the Company and relevant member of the Group by providing additional incentives to promote the success of the Group as a whole.

Participants

Those eligible to participate in under 2019 Equity Incentive Plan include employees and Directors, as determined by the Compensation Committee of the Board (or a subcommittee thereof), or a committee authorized by the Board to act pursuant to the provisions of the 2019 Equity Incentive Plan (the "**Committee**"), or any member(s) of the board or officer(s) of the Company whom the Compensation Committee or the Committee has delegated its authority to (together, the "**Administrator**"). Subject to the provisions of this 2019 Equity Incentive Plan, the Administrator may, from time to time, select from among all eligible individuals, which mean any employee, consultant or Director (the "**Eligible Individual(s)**") to whom awards in the form of restricted share awards, RSU, dividend equivalents, share appreciation rights and share payments (collectively "**Awards**") shall be granted.

Maximum Number of Shares Available under the 2019 Equity Incentive Plan

The Company renewed on January 1, 2021 the maximum number of RSUs which may granted under the 2019 Equity Incentive Plan to 63,192,227, which represented 4% of the total shares of the Company outstanding on December 31, 2020 and equal number of underlying Class A ordinary shares. As of the Latest Practicable Date, 36,826,884 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan, representing approximately 2.0% of the total issued and outstanding Shares of the Company.

Maximum Entitlement of Each Participant

There is no maximum entitlement of each participant.

Grant of Awards

The Administrator is authorized to grant Awards to Eligible Individuals in accordance with the terms of the 2019 Equity Incentive Plan. Awards granted will be evidenced by an agreement or other instrument or document ("**Award Agreement**") between the Company and the Participant. The Award Agreement includes additional provisions (which shall not be inconsistent with the 2019 Equity Incentive Plan) specified by the Administrator. The Award Agreement shall set forth the number of Shares subject to the Award and the terms and conditions of the Award as determined by the Administrator.

Vesting

The period during which an Award, in whole or in part, vests shall be set by the Administrator, and the Administrator may determine that an Award may not vest in whole or in part for a specified period after it is granted. Such vesting may be based on service with a member of the Group and/or any other criteria selected by the Administrator. At any time after grant of an Award, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Award vests. No portion of an Award that is unvested or unexercisable at the termination of a Participant's status as a Service Provider shall thereafter become vested or exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Award.

Purchase Price of Shares Awarded

The purchase prices for all the RSUs granted under the 2019 Equity Incentive Plan are nil which align with the purpose of the 2019 Equity Incentive Plan to attract and retain the services of directors and employees considered essential to the success of the Group by providing additional incentives to promote the success of the Group as a whole.

Remaining Life

The 2019 Equity Incentive Plan commenced on June 28, 2020 (the "**Effective Date**") and will expire on the tenth anniversary of the Effective Date unless earlier terminated. Upon expiry of the 2019 Equity Incentive Plan, any Award that is previously granted or issued shall remain in full force and effect as if the 2019 Equity Incentive Plan had not been amended or terminated, unless mutually agreed otherwise between the Company and the Participants in writing.

Details of the Outstanding RSUs Granted under the 2019 Equity Incentive Plan

The Company has only granted RSUs under the 2019 Equity Incentive Plan. As of December 31, 2023, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2019 Equity Incentive Plan amounted to 24,528,033, representing approximately 1.3% of the total issued and outstanding Shares of the Company as of December 31, 2023.

The following table shows the details of the outstanding RSUs granted under the 2019 Equity Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; or (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2023	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of December 31, 2023	Purchase price of RSUs granted
Directors							
Donghao Yang	9,072(1)(6)(7)	0	9,072(4)	0	0	0(6)(7)	nil
Fang Qu	7,700(1)(6)(7)	0	3,850(4)	0	0	3,850(1)(6)(7)	nil
Employees and other grantees(5)	27,992,554(2)(6)(7)	15,082,704(3)(6)(7)(8)	11,276,824(4)	7,270,401	0	24,528,033(2)(6)(7)	nil
Total	28,009,326	15,082,704	11,289,746	7,270,401	0	24,531,883	nil

Notes:

(1) The grant date of the RSUs unvested as of January 1, 2023 was June 16, 2021. The grant date of the RSUs unvested as of December 31, 2023 was June 16, 2021.

(2) The grant dates of the RSUs unvested as of January 1, 2023 were from April 1, 2019 to December 28, 2022. The grant date of the RSUs unvested as of December 31, 2023 were from July 1, 2019 to October 20, 2023.

(3) The grant dates were from January 18, 2023 to October 20, 2023. The closing prices of the Class A ordinary shares immediately before the dates of grants were from HK$37.4 to HK$58.4. Please see Notes 2(aa) and 25 to the consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A ordinary shares.

(4) The weighted average closing price of the Class A ordinary shares immediately before the dates on which the RSUs were vested were from HK$38.4 to HK$69.5.

(5) Other grantees were former employees.

(6) The exercise period of the RSUs granted shall commence from the date on which the relevant RSUs become vested and end on the date the grantees are terminated for cause, subject to the terms of the 2019 Equity Incentive Plan and the Award Agreement signed by the grantees.

(7) Subject to the terms and conditions of the 2019 Equity Incentive Plan and the award agreements entered into between the Company and each of the grantees, the vesting schedules include: (i) 25% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant; (ii) 25% of the RSUs shall become service-vested on a specific date or on the first anniversary of the vesting commencement date, and the remaining 75% of RSUs shall become service-vested in equal installments on each quarterly anniversary for a period of three (3) years thereafter; and (iii) nil, nil, 50% and 50% of the RSUs shall become service-vested on each of the annual anniversary of the vesting commencement date for a period of four (4) years after the grant.

(8) The vesting of RSUs granted to 3 senior management members during the Reporting Period are subject to the achievement of certain performance targets relating to performance appraisal results as set out in the relevant award agreements entered into between such senior management members and the Company. For details, please refer to the announcements of the Company dated March 24, July 14, and October 20, 2023.

As at the beginning of the Reporting Period, 44,912,253 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan. As at the end of the Reporting Period, 37,099,950 RSUs (representing equal number of underlying Class A ordinary shares) may be further granted under the 2019 Equity Incentive Plan, representing approximately 2.0 % of the total issued and outstanding Shares of the Company.

The number of Class A ordinary shares that may be issued in respect of RSUs granted (excluding the RSUs lapsed and cancelled during the Reporting Period) under the 2019 Equity Incentive Plan during the Reporting Period divided by the weighted average number of Class A ordinary shares in issue for 2023 was 0.9%.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under our Articles of Association or the laws of the Cayman Islands that would oblige the Company to offer new Shares on a pro rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance through its continuous effort in improving its corporate governance practices. Details about the corporate governance practices adopted by the Company are set out in the "Corporate Governance Report" contained in this annual report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

On February 6, 2023, the Company issued 40,890 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On March 1, 2023, the Company issued 123,750 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On March 22, 2023, the Company issued 934,286 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On May 31, 2023, the Company issued 92,500 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 27, 2023, the Company issued 4,510,202 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On July 13, 2023, the Company issued 406,136 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On September 25, 2023, the Company issued 1,591,590 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On October 26, 2023, the Company issued 20,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On November 13, 2023, the Company issued 58,164,217 Class A ordinary shares as the initial consideration shares to DiDi pursuant to the DiDi Share Purchase Agreement as disclosed in the announcement of the Company dated August 28, 2023.

On December 6, 2023, the Company issued 94,079,255 Class A ordinary shares to Volkswagen Finance Luxemburg S.A. pursuant to the VW Share Purchase Agreement as disclosed in the announcement of the Company dated July 26, 2023.

On December 7, 2023, the Company issued 81,250 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On December 20, 2023, the Company issued 1,371,134 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the Reporting Period.

AUDIT COMMITTEE REVIEW OF FINANCIAL STATEMENTS

Our audit committee of the Board (the "**Audit Committee**") reviews the adequacy of our internal controls to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations. The Audit Committee currently consists of three members, namely Mr. Donghao YANG, Mr. Ji-Xun FOO and Mr. HongJiang ZHANG. Mr. Donghao YANG and Mr. HongJiang ZHANG are independent non-executive Directors and Mr. Ji-Xun FOO is a non-executive Director. Mr. Donghao YANG is the chairman of the Audit Committee.

The Audit Committee has reviewed the consolidated financial statements and annual results of the Group for the year ended December 31, 2023. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control measures with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

AUDITORS

On July 7, 2021, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange, and there has been no change in auditors since the Listing.

The consolidated financial statements of the Group for Hong Kong financial reporting and United States financial reporting have been audited by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP respectively, both will retire and, being eligible, offer themselves for respective re-appointment at the 2023 annual general meeting of the Company.

APPRECIATION

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group's development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in the future. Also, the Group wishes to extend its gratitude for the continued support from its Shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

On behalf of the Board
Xiaopeng He
Chairman

Hong Kong, Tuesday, March 19, 2024

Corporate Governance Report

The Board is pleased to report to the Shareholders on the corporate governance of the Company for the Reporting Period.

CORPORATE GOVERNANCE CULTURE

A healthy corporate culture across the Group is integral to attain its vision and strategy. It is the Board's role to foster a corporate governance culture to ensure that the Company's vision, values and business strategies are aligned to it.

The Group strives to maintain high standards of business ethics and corporate governance across all our activities and operations. The Directors, senior management and other employees are all required to act lawfully, ethically and responsibly, and the required standards and norms are explicitly set out in the training materials for all new staff and embedded in various policies of the Group such as the Employee Code of Conduct, Code of Integrity and Administrative Measures of Conflict of Interests, the Anti-Corruption & Sanctions Policy and the Code of Business Conduct and Ethics. The Company conducted trainings from time to time to reinforce the required standards in respect of ethics and integrity. During the Reporting Period, the Company carried out 36 compliance awareness training sessions covering 100% of employees to enhance the compliance awareness of internal employees and to cultivate integrity across the Company culture.

For more details about the corporate governance culture, please also refer to the Environmental, Social and Governance Report which will be presented in a separate report and published on the websites of the Company's investor relations at ir.xiaopeng.com and the Hong Kong Stock Exchange at www.hkexnews.hk.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining high corporate governance standards.

The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability.

The Company has adopted the principles and code provisions of the Corporate Governance Code (the "**CG Code**") contained in Appendix C1 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") as the basis of the Company's corporate governance practices.

Such policies and procedures provide the infrastructure for enhancing the Board's ability to implement governance and exercise proper oversight on business conduct and affairs of the Company.

In the opinion of the Directors, throughout the year ended December 31, 2023, the Company has complied with the code provisions as set out in the CG Code, except as disclosed in this Corporate Governance Report.

The Company has also put in place certain recommended best practices as set out in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code as its code of conduct regarding directors' securities transactions.

Specific enquiry has been made to all the Directors and the Directors have confirmed that they have complied with the Model Code throughout the year ended December 31, 2023.

The Company has also established written guidelines (the "**Employees Written Guidelines**") no less exacting than the Model Code for securities transactions by employees who are likely to be in possession of unpublished price-sensitive information of the Company. No incident of non-compliance of the Employees Written Guidelines by the employees was noted by the Company.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Director and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Board Composition

The Board currently comprises six members, consisting of one executive Director, two non-executive Directors and three independent non-executive Directors.

During the Reporting Period and up to the Latest Practicable Date, the composition of the Board is as follows:

Executive Director

Mr. Xiaopeng He *(Chairman of the Board and Chief Executive Officer)*

Non-executive Directors
Mr. Qin Liu[1]
Mr. Yingjie Chen[2]
Ms. Xiao Hu[3]
Mr. Ji-Xun Foo
Mr. Fei Yang

Independent Non-executive Directors
Mr. Donghao Yang
Ms. Fang Qu
Mr. HongJiang Zhang

Note:

1 Mr. Qin Liu retired as a non-executive Director upon conclusion of the annual general meeting held on June 20, 2023.

2 Mr. Yingjie Chen resigned as a non-executive Director on November 15, 2023.

3 Ms. Xiao Hu was appointed as a non-executive Director on November 15, 2023 and resigned as a non-executive Director of the Company on March 19, 2024.

Ms. Xiao Hu, who has been appointed as a non-executive Director during the financial year ended December 31, 2023, has confirmed she understood her obligations as a director of a listed issuer and submitted the Form B to the Stock Exchange for record on November 27, 2023.

The biographical information of the Directors are set out in the section headed "Directors and Senior Management" in this annual report.

None of the members of the Board have any financial, business, family or other material/relevant relationships with one another.

Board Meetings and Directors' Attendance Records

Regular Board meetings should be held at least four times a year involving active participation, either in person or through electronic means of communication, of a majority of Directors.

Apart from regular Board meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the year.

During the year ended December 31, 2023, the Board convened seven Board meetings and the Company held one annual general meeting. The attendance records of each Director at the above meetings are set out in the table below:

Name of Directors	Attended/Eligible to attend the Board meeting(s)	Attended/Eligible to attend the general meeting(s)
Executive Director		
Mr. Xiaopeng He *(Chairman of the Board and Chief Executive Officer)*	7/7	1/1
Non-executive Directors		
Mr. Yingjie Chen[1]	5/5	0/1
Mr. Qin Liu[2]	2/2	0/1
Ms. Xiao Hu[3]	1/1	N/A
Mr. Ji-Xun Foo	7/7	1/1
Mr. Fei Yang	7/7	0/1
Independent Non-executive Directors		
Mr. Donghao Yang	7/7	1/1
Ms. Fang Qu	7/7	1/1
Mr. HongJiang Zhang	7/7	0/1

Note:

1 Mr. Yingjie Chen resigned as a non-executive Director on November 15, 2023.

2 Mr. Qin Liu retired as a non-executive Director upon conclusion of the annual general meeting held on June 20, 2023.

3 Ms. Xiao Hu was appointed as a non-executive Director on November 15, 2023 and resigned as a non-executive Director of the Company on March 19, 2024.

Chairman and Chief Executive Officer

Pursuant to code provision C.2.1 of part 2 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles.

The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively, given that (i) decisions to be made by the Board requires approval by at least a majority of the Directors; (ii) all the Directors are aware of and undertake to fulfil their fiduciary duties as Directors, which require, among others, that he/she acts for the benefit and in the best interests of the Company as a whole and will make decisions for the Company accordingly; (iii) the balance of power and authority is ensured by the operations of the Board, which consists of one executive Director, two non-executive Directors and three independent non-executive Directors and has a fairly strong independence element; and (iv) the overall strategic and other key business, financial, and operational policies of the Company are made collectively after thorough discussion at both the Board and senior management levels.

Independent Non-executive Directors and Board Independence

During the year ended December 31, 2023, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors representing one-third of the Board. The chairman of the Audit Committee is Mr. Donghao Yang, who possesses the appropriate professional qualification, and accounting and financial management expertise as required under Rule 3.10(2) of the Listing Rules.

The Board and the Nomination Committee regularly review, assess and report Board independence in accordance with the Nomination Committee Charter, Director Nomination Policy and Board Diversity Policy. The Nomination Committee reviewed and considered that the following key features or mechanisms under the Board and governance structure remained effective for the year ended December 31, 2023 in ensuring that independent views and input were provided to the Board:

Board and Committees Structure

— The Board comprises a majority of non-executive Directors and independent non-executive Directors. The Chairman and Chief Executive Officer is the only executive Director on the Board.

— The Board consists of three independent non-executive Directors (50% of the Board as at the Latest Practicable Date), who are independent of and not related to each other and any members of the Senior Management.

— The majority of all Board committees are independent non-executive Directors, with all Board committees being chaired by an independent non-executive Director.

Appointment of Directors

— In assessing suitability of the candidates, the Nomination Committee will review their character and integrity; qualifications including professional qualifications, skills, knowledge and relevant experience; diversity in all aspects, including but not limited to gender, age, cultural and educational background; requirements of independent non-executive Directors on the Board and independence of the proposed independent non-executive Directors; and commitment in respect of available time and relevant interest to discharge duties as a member of the Board, having regard to the Board's composition, the selection criteria approved by the Board, Nomination Committee Charter and the Board Diversity Policy.

Annual Review of Directors' Commitment

— The Nomination Committee reviews annually each Director's time commitment to the Group's business.

— Directors' attendance records in 2023 are disclosed in this Corporate Governance Report.

Annual Review of Directors' Independence

— Each independent non-executive Director is required to inform the Stock Exchange as soon as practicable if there is any change in his or her personal particulars that may affect his or her independence. No such notification was received during the year ended 31 December 2023.

Professional Advice

— All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company's expenses for discharging their duties to the Company.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

Appointment and Re-election of Directors

The non-executive Directors (including independent non-executive Directors) are appointed for a term of three years, subject to renewal after the expiry of the then current term.

All the Directors are subject to retirement by rotation and re-election at the annual general meetings. Under the Articles of Association, at each annual general meeting, one-third of the Directors for the time being, or if their number is not three or a multiple of three, the number nearest to but not less than one-third shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The retiring Directors shall be eligible for re-election. The Articles of Association also provides that all Directors appointed to fill a casual vacancy or as an addition to the existing Board shall be subject to re-election by Shareholders at the next following general meeting after appointment.

Responsibilities, Accountabilities and Contributions of the Board and Management

The Board should assume responsibility for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs.

The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

All Directors, including non-executive Directors and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for ensuring a high standard of regulatory reporting of the Company and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company's expenses for discharging their duties to the Company.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules, relevant statutory requirements and the Company's business and governance policies.

Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally facilitated briefings for Directors would be arranged and reading materials on relevant topics would be provided to Directors where appropriate.

During the year ended December 31, 2023, the Company organized two training sessions conducted by the professional parties including the Company's Hong Kong legal adviser for all the Directors. The training sessions covered a wide range of relevant topics including directors' duties and responsibilities, corporate governance and regulatory updates. In addition, relevant reading materials including compliance manual, legal and regulatory updates have been provided to the Directors for their reference and studying.

The training records of the Directors for the year ended December 31, 2023 are summarized as follows:

Directors	Type of Training[Note]
Executive Director	
Mr. Xiaopeng He *(Chairman of the Board and Chief Executive Officer)*	A/B
Non-executive Directors	
Mr. Yingjie Chen (resigned on November 15, 2023)	B
Mr. Qin Liu (retired on June 20, 2023)	A/B
Ms. Xiao Hu (appointed on November 15, 2023 and resigned on March 19, 2024)	A
Mr. Ji-Xun Foo	B
Mr. Fei Yang	B
Independent Non-executive Directors	
Mr. Donghao Yang	A/B
Ms. Fang Qu	A/B
Mr. HongJiang Zhang	A/B

Note:

Types of Training

A: *Attending training sessions, including but not limited to, briefings, seminars, conferences and workshops*

B: *Reading relevant news alerts, newspapers, journals, magazines and relevant publications*

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written charter which deal clearly with their authority and duties. The charter of the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee are posted on the Company's website and the Stock Exchange's website and are available to Shareholders upon request.

The list of the chairman and members of each Board committee is set out under "Corporate Information" in this annual report.

Audit Committee

The Audit Committee consists of three members, namely one non-executive Director, Mr. Ji-Xun Foo and two independent non-executive Directors, Mr. Donghao Yang and Mr. HongJiang Zhang. Mr. Donghao Yang is the chairman of the Audit Committee.

The charter of the Audit Committee is of no less exacting terms than those set out in the CG Code.

The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

The Audit Committee has held five meetings to review, in respect of the year ended December 31, 2023, to discuss and consider, among others, the following matters:

- reviewing and discussing the unaudited financial results for the fourth quarter of 2022 and each of the first, second and third quarters of 2023 and the relevant quarterly results announcements;
- reviewing and discussing the unaudited interim results of the Company for the six months ended June 30, 2023;
- reviewing the 2023 interim report of the Company for the six months ended June 30, 2023;
- reviewing and discussing the Company's connected transactions and continuing connected transactions;
- reviewing and discussing the status of management's self-assessment and testing on internal controls over financial reporting;
- discussing with external auditors on their review of the Company's consolidated quarterly financial information for the fourth quarter of 2022 and each of the first, second and third quarters of 2023;
- reviewing and making recommendations to the Board on the appointment or re-appointment of the external auditor; and discussing external auditor's remuneration in respect of audit services and non-audit services; and
- reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; and reviewing the experience and qualifications of the senior members of the independent auditor's team.

The Audit Committee also met the external auditors twice without the presence of the management.

The attendance records of the members of the Audit Committee are as follows:

Name of Members of the Audit Committee	Attendance
Mr. Donghao Yang *(Chairman)*	5/5
Mr. Ji-Xun Foo	5/5
Mr. HongJiang Zhang	5/5

Compensation Committee

The Compensation Committee consists of three members, namely one executive Director, Mr. Xiaopeng He and two independent non-executive Directors, Ms. Fang Qu and Mr. HongJiang Zhang. Ms. Fang Qu is the chairman of the Compensation Committee.

The charter of the Compensation Committee is of no less exacting terms than those set out in the CG Code.

The primary functions of the Compensation Committee include making recommendations to the Board on the remuneration packages of individual executive Director and senior management, the remuneration policy and structure for all Directors and senior management; and establishing transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his/her associates will participate in deciding his/her own remuneration.

The Compensation Committee has held two meetings during the year ended December 31, 2023 to discuss and consider the following matters:

- reviewing compensation and benefits framework and structure;
- reviewing the remuneration packages of the Directors and senior management of the Company;
- reviewing and adoption of relevant recovery policy related with senior management's remuneration; and
- making recommendations to the Board on the remuneration packages of the Directors and senior management of the Company.

Pursuant to code provision E.1.5 of part 2 of the CG Code, details of the remuneration of the senior management (as set out in the section headed "Directors and Senior management", other than Directors) by bands for the year ended December 31, 2023 are as follows:

Remuneration band	Number of person(s)
Nil to RMB3,500,000	1
RMB5,500,001 to RMB6,500,000	1
RMB6,500,001 to RMB7,500,000	0
Above RMB7,500,001	2

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Director are also determined with reference to the Company's performance and profitability, the

prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Director comprises basic salaries, pensions and discretionary bonuses. The remuneration policy for non-executive Directors and independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The remuneration for the non-executive Directors and independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Individual Directors and senior management have not been involved in deciding their own remuneration.

For additional information on the Directors' remuneration for the year ended December 31, 2023, please refer to note 33 to the Consolidated Financial Statements in this annual report.

The attendance records of the members of the Compensation Committee are as follows:

Name of Members of the Compensation Committee	**Attendance**
Ms. Fang Qu *(Chairman)*	2/2
Mr. Xiaopeng He	2/2
Mr. HongJiang Zhang	2/2

Nomination Committee

The Nomination Committee consists of three members, namely one executive Director, Mr. Xiaopeng He and two independent non-executive Directors, Ms. Fang Qu and Mr. HongJiang Zhang. Mr. HongJiang Zhang is the chairman of the Nomination Committee.

The charter of the Nomination Committee is of no less exacting terms than those set out in the CG Code.

The principal duties of the Nomination Committee include reviewing the Board composition, developing and formulating relevant procedures for the nomination and appointment of Directors, making recommendations to the Board on the appointment and succession planning of Directors, reviewing the Board Diversity Policy and the Director Nomination Policy and assessing the independence of independent non-executive Directors.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy.

In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate's relevant criteria as set out in the Director Nomination Policy that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

The Nomination Committee has held two meetings during the year ended December 31, 2023 to discuss and consider the following matters:

- making recommendations to the Board on the selection of individuals nominated for directorships;
- reviewing the structure, size and composition of the Board;
- assessing the independence of independent non-executive Directors;
- making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors;
- making recommendations to the Board regarding director's retirement by rotation and re-election by shareholders; and
- reviewing the Board Diversity Policy and Director Nomination Policy.

The attendance records of the members of the Nomination Committee are as follows:

Name of Members of the Nomination Committee	Attendance
Mr. HongJiang Zhang *(Chairman)*	2/2
Mr. Xiaopeng He	2/2
Ms. Fang Qu	2/2

Corporate Governance Committee

The Corporate Governance Committee consists of three members, namely Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang, all of whom are independent non-executive Directors. Mr. Donghao Yang is the chairman of the Corporate Governance Committee.

The charter of the Corporate Governance Committee is of no less exacting terms than those set out in the CG Code and is in compliance with Rule 8A.30 of the Listing Rules.

The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Corporate Governance Committee has held two meetings during the year ended December 31, 2023 to discuss and consider the following matters:

- making recommendations on the frequency and structure of Board meetings and monitoring the functioning of the committees of the Board;
- reviewing and monitoring the Company's policies and practices on compliance with legal and regulatory requirements;

- reviewing the Company's compliance with the CG Code and the deviations from code provision C.2.1 of the CG Code, the Company's disclosure in the corporate governance report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules;

- reviewing and monitoring the training and continuous professional development of Directors and senior management of the Company;

- developing, reviewing and monitoring the code of conduct and compliance manual applicable to Directors and employees of the Company;

- making a recommendation to the Board as to the appointment and terms of engagement of the compliance adviser of the Company;

- reviewing and monitoring the management of conflicts of interests between the Company, a subsidiary of the Company and/or Shareholders (considered as a group) on one hand and the WVR Beneficiary on the other;

- reviewing and monitoring all risks related to the WVR Structure, including connected transactions between the Group/Shareholders on one hand and the WVR Beneficiary on the other;

- reviewing the written confirmation provided by the WVR Beneficiary that he has been a member of the Board throughout the Reporting Period and no matters under Rule 8A.17 of the Listing Rules have occurred during the Reporting Period; and he has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Reporting Period;

- seeking to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules; and

- reporting on the work of the Corporate Governance Committee covering all areas of its charter.

In particular, the Corporate Governance Committee has confirmed to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiary in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole. These measures include the Corporate Governance Committee ensuring that (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest abstained from voting on the relevant board resolution, and (iii) the compliance adviser is consulted on any matters related to transactions involving the WVR Beneficiary or a potential conflict of interest between the Group and the WVR Beneficiary. The Corporate Governance Committee recommended the Board to continue the implementation of these measures and to periodically review their efficacy towards these objectives. Having reviewed the remuneration and terms of engagement of the compliance adviser, the Corporate Governance Committee confirmed to the Board that it was not aware of any factors that would require it to consider either the removal of the current compliance adviser or the appointment of a new compliance adviser. As a result, the Corporate Governance Committee recommended that the Board retain the services of the compliance adviser of the Company.

The attendance records of the members of the Corporate Governance Committee are as follows:

Name of Members of the Corporate Governance Committee	Attendance
Mr. Donghao Yang *(Chairman)*	2/2
Ms. Fang Qu	2/2
Mr. HongJiang Zhang	2/2

Board Diversity Policy

The Board has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve and maintain diversity in the Board.

Pursuant to the Board Diversity Policy, selection of Board candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service and other related factors. The Company will also consider its own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to the Board.

The Directors have a balanced mix of knowledge and skills, including knowledge and experience in the areas of automobile and technology industries, business administration, accounting and related financial management. They obtained degrees in various areas including computer science, automotive engineering, business administration, industrial electrical automation, engineering, geography, international economics, international journalism and communication and radio electronics. The Board Diversity Policy is well implemented as evidenced by the fact that there are currently one female and five male Directors ranging from 39 years old to 66 years old with experience from different industries and sectors.

The Nomination Committee is responsible for reviewing the diversity of the Board. It will from time to time review the Board Diversity Policy, develop and review measurable objectives for implementing the policy, and monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective.

Gender Diversity

The Company values gender diversity across all levels of the Group. The following table sets out the gender ratio in the workforce of the Group, including the Board and senior management as at the Latest Practicable Date:

	Female	Male
Board	16.7% (1)	83.3% (5)
Senior Management	25% (1)	75% (3)
Other employees[Note]	18.5% (2,441)	81.5% (10,743)
Overall workforce	18.5% (2,443)	81.5% (10,751)

Note: The data do not include the number of employees who did not disclose their gender information to the Company.

The Company had targeted to achieve and had achieved at least 16% (1) of female Director, 20% (1) of female senior management and 18% (2,441) of female employees of the Group as at the Latest Practicable Date and considers that the above current gender diversity is satisfactory.

The Company will continue to maintain gender diversity on the Board and the Nomination Committee will proactively consider the increase in the proportion of female members when selecting and making recommendations on suitable candidates for Board membership. Through the Board Diversity Policy of the Company and the annual assessment by Nomination Committee on the Board structure, the Company could develop a pipeline of potential successors to the Board to achieve gender diversity. Based on business development and operational needs, the Company will take into full consideration of the following factors when recruiting its employees, including skills, age and gender diversity, and will strive to achieve a balanced proportion of our employee in skills, age and gender.

Director Nomination Policy

The Company has adopted a director nomination policy (the "**Director Nomination Policy**") which sets out the selection criteria and process and the Board succession planning considerations in relation to nomination and appointment of Directors of the Company and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Director Nomination Policy sets out the factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following:

(1) Character and integrity;

(2) Qualifications including professional qualifications, skills, knowledge and experience that are relevant to the Company's business and corporate strategy;

(3) Diversity in all aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service;

(4) Requirements of independent non-executive Directors on the Board and independence of the proposed independent non-executive Directors in accordance with the Listing Rules; and

(5) Commitment in respect of available time and relevant interest to discharge duties as a member of the Board and/or Board committee(s) of the Company.

The Director Nomination Policy also sets out the procedures for the selection and appointment of new Directors and re-election of Directors at general meetings. The Nomination Committee and/or the Board may nominate candidates for directorship. Where the Board proposes a resolution to elect or re-elect a candidate as Director at the general meeting, the relevant information of the candidate will be disclosed in the circular to Shareholders and/or explanatory statement accompanying the notice of the relevant general meeting in accordance with the Listing Rules and/or applicable laws and regulations.

Shareholders who wish to propose a person for election as a Director at the general meeting shall follow the provisions in the Company's Articles of Association and the Company's policy on "*Procedures for Shareholders to Propose a Person for Election as a Director of the Company*".

During the year ended December 31, 2023, the Nomination Committee recommended to the Board the appointment of a new non-executive Director, namely Ms. Xiao Hu at the meeting of the Nomination Committee held on November 15, 2023. The appointment was subject to a nomination process in accordance with the Director Nomination Policy and the Board Diversity Policy, to ensure the Board possesses the necessary skills, experience and knowledge in alignment with the Company's strategy.

The Nomination Committee will review the Director Nomination Policy, as appropriate, to ensure its effectiveness.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

- Risk management is integrated into the day-to-day operations of the Company, and is a continuous and proactive process carried out at all levels. The Company is committed to effectively managing the risks it faces, be they strategic, financial, operational or compliance, by adopting an Enterprise Risk Management (ERM) framework based on the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) model.

- The ERM framework facilitates a systematic approach in identifying, assessing and managing risks within the Company. There are ongoing dialogues between the executive Director and the management team of each core business division to assess the potential impact of current and emerging risks and their mitigation measures so as to institute additional controls in minimizing or eliminating potential financial, compliance or other risks to the Company's businesses.

- As a public company listed in the United States and Hong Kong, the Company is subject to, among others, the Sarbanes-Oxley Act, together with the rules implemented by the SEC and applicable market regulators. The Sarbanes-Oxley Act requires, among other things, that the Company maintain effective internal control for financial reporting and disclosure controls and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management is responsible for establishing and maintaining adequate internal control over our financial reporting process, and the Audit Committee oversees our financial reporting process on behalf of the Board. The Company performs system and process evaluations and testing of our internal control over financial reporting based on the ERM, in order to allow management to report on the effectiveness of our internal control over financial reporting and describe any material weakness in internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.

All divisions/departments conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each division/department.

The management, in coordination with division/department heads, assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The management has reported to the Board and the Audit Committee the effectiveness of the risk management and internal control systems for the year ended December 31, 2023.

The internal audit department of the Company is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The internal audit department of the Company examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee.

The Board, as supported by the Audit Committee as well as the management report, reviewed the risk management and internal control systems, including the financial, operational and compliance controls, for the year ended December 31, 2023, and considered that such systems are effective and adequate. The annual review also covered the financial reporting and staff qualifications, experiences and relevant resources.

The Company has developed its disclosure policy which provides a general guide to the Company's Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2023.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the independent auditor of the Company about their reporting responsibilities on the consolidated financial statements is set out in the Independent Auditor's Report in this annual report.

AUDITOR'S REMUNERATION

The remuneration paid to the Company's external auditor in respect of audit and non-audit services amounting to RMB16,420 thousand for the year ended December 31, 2023 is set out below:

Service Category	**Fees Paid/Payable** (RMB in thousand)
Audit and Non-audit Services	
— Audit Fees	16,020
— All Other Fees	400
	16,420

COMPANY SECRETARIES

Mr. Yeqing Zheng ("**Mr. Zheng**") and Ms. Ming Wai Mok ("**Ms. Mok**") have been appointed as the Company's joint company secretaries. Ms. Mok is the Head of Listed Company Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Mr. Zheng, the other joint company secretary of the Company, has been designated as the primary contact person at the Company which would work and communicate with Ms. Mok on the Company's corporate governance and secretarial and administrative matters.

For the year ended December 31, 2023, each of Mr. Zheng and Ms. Mok has undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

COMMUNICATION WITH SHAREHOLDERS AND INVESTORS/INVESTOR RELATIONS

The Company considers that effective communication with shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, directors (or their delegates as appropriate) are available to meet shareholders and answer their enquiries.

To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has established a Shareholders' communication policy. The policy aims at promoting effective communication with Shareholders and other stakeholders, encouraging Shareholders to engage actively with the Company and enabling Shareholders to exercise their rights as Shareholders effectively. The Board reviewed the implementation and effectiveness of the Shareholders' communication policy and the results were satisfactory.

The Company communicates with the Shareholders and/or potential investors mainly in the following ways: (i) the holding of annual general meeting and extraordinary general meetings, if any, which may be convened for specific purposes which provide opportunities for the Shareholders to communicate directly to the Board; (ii) the publication of announcements, annual reports, interim reports and/or circulars as required under the Listing Rules and press release providing updated information of the Group; (iii) the availability of latest information of the Group on the Company's investor relations website at ir.xiaopeng.com; (iv) the holding of press conference(s) from time to time; and (v) meeting with investors and analysts on a regular basis and participating in investor road show and sector conference.

There is regular dialogue with institutional Shareholders and general presentations are made when financial results are announced. Shareholders and investors are welcome to visit the Company's website to raise enquiries through the investor relations department whose contact details are available on the Company's website.

Convening an Extraordinary General Meeting and Putting Forward Proposals at General Meetings

Pursuant to the Articles of Association, extraordinary general meetings may be convened by a majority of the Board. Extraordinary general meetings shall also be convened on the requisition of one or more shareholder(s) holding not less than one-tenth of all votes (on a one vote per share basis) attaching to all issued and outstanding shares of the Company that, as at the date of deposit of the requisition carry the right of voting at general meetings, and such shareholder(s) may also add resolutions to the agenda of any general meeting of the Company. Any such requisition shall express the object of the meeting proposed to be called and shall be deposited at the registered office of the Company.

If within 21 days of such deposit, the Board fails to proceed to convene such meeting, the requisitionist(s) themselves may convene the general meeting in the same manner.

There is no provision allowing the Shareholders to move new resolutions at general meetings under the Cayman Islands Companies Laws or the Articles of Association. Shareholders who wish to move a resolution may request the Company to convene a general meeting following the procedures set out in the preceding paragraph.

With respect to the Shareholders' right in proposing persons for election as Directors, please refer to the procedures available on the Company's investor relations website at ir.xiaopeng.com.

Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries as mentioned above to the following:

Address: No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC
(For the attention of the Board of Directors)
Email: ir@xiaopeng.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law and relevant Listing Rules.

Amendments to Constitutional Documents

During the year under review, the Company has amended its Memorandum and Articles of Association. Details of the amendments are set out in the proxy statement/circular dated May 5, 2023 to the Shareholders. An up-to-date version of the Company's Memorandum and Articles of Association is also available on the Company's website and the Stock Exchange's website.

Dividend Policy

In relation to the dividend policy of the Company, please refer to "Report of the Directors" in this annual report for details.

Independent Auditor's Report

To the Shareholders of XPeng Inc.
(incorporated in the Cayman Islands with limited liability)

Opinion

What we have audited

The consolidated financial statements of XPeng Inc. (the "**Company**") and its subsidiaries (the "**Group**"), which are set out on pages 225 to 339, comprise:

- the consolidated balance sheet as of December 31, 2023;
- the consolidated statement of comprehensive loss for the year then ended;
- the consolidated statement of changes in shareholders' equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as of December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing ("**HKSAs**") issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("**the Code**"), and we have fulfilled our other ethical responsibilities in accordance with the Code.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

- Warranty Provisions
- Valuation of Intangible Assets Acquired and Derivative Liability Relating to the Contingent Consideration in Connection with a Business Combination

Key Audit Matter	**How our audit addressed the Key Audit Matter**
Warranty Provisions	
Refer to notes 2(r) and 19 to the consolidated financial statements. The Group accrued for a warranty reserve for the vehicles it sold. As of December 31, 2023, the accrued warranty reserve was RMB1,009.0 million. The Group set up a warranty reserve through its best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history. We focused on this area because of the significance of the accrued warranty balance and the estimation of warranty provisions was subject to high degree of estimation uncertainty. The inherent risk in relation to warranty provisions was considered significant due to the significant judgments involved.	We obtained an understanding of management's internal controls and assessment processes for the estimation of the warranty provisions and assessed the inherent risks of material misstatements by considering the degree of estimation uncertainty and level of other inherent risk factors such as subjectivity. We tested the effectiveness of controls relating to management's estimation of the warranty provisions, including controls over management's estimate of the nature, frequency, and magnitude of future claims with reference made to the past claim history, as well as the completeness and accuracy of actual claims incurred to date. We evaluated the reasonableness of significant assumptions employed by management in developing their estimate on nature and frequency of future claims and the related projected costs to be incurred to repair or replace items under warranty, and we considered the current performance and historical experience of the Group, including performing a lookback analysis by comparing forecasted claims in prior periods to actual claims incurred.

Key Audit Matters (continued)

Key Audit Matter	How our audit addressed the Key Audit Matter
	We tested the reliability, completeness, and relevance of management's data relating to the actual claims incurred to date and verified that such data was appropriately used by management in the estimation of future claims and determination of the warranty provisions. We developed, with the assistance of our internal professionals with specialized skill and knowledge, an independent estimation of the accrual of warranty provisions and compared this estimation to management's estimation to evaluate its reasonableness. We found that the assumptions adopted and estimations made by management were supported by the evidence we gathered and were consistent with our understanding.
Valuation of Intangible Assets Acquired and Derivative Liability Relating to the Contingent Consideration in Connection with a Business Combination Refer to notes 2(e) and 5 to the consolidated financial statements. On November 13, 2023, the Group completed the acquisition of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries for a total consideration of RMB3,782.2 million in the form of the Company's Class A ordinary shares. Intangible assets of vehicle platform technology and vehicle model technology under development were identified from the acquisition, which were valued using the relief from royalty method and the multi-period excess earnings method, respectively. The Group recorded RMB3,196.1 million in the aggregate related to these acquired intangible assets and a RMB433.8 million balance for a derivative liability relating to the contingent consideration, each of which was measured at fair value upon acquisition.	We obtained an understanding of management's internal controls and assessment processes for the valuation of the intangible assets acquired and the derivative liability relating to the contingent consideration and assessed the inherent risks of material misstatements by considering the degree of estimation uncertainty and level of other inherent risk factors such as subjectivity. We tested the effectiveness of controls relating to the acquisition accounting in connection with the business combination, including controls over management's identification of the intangible assets and determination of the contingent consideration, and controls over the development of the significant assumptions related to the valuation of these intangible assets and the derivative liability relating to the contingent consideration.

Key Audit Matters (continued)

Key Audit Matter	How our audit addressed the Key Audit Matter
Management applied significant judgment in determining the fair values of the intangible assets acquired and the derivative liability relating to the contingent consideration, including significant assumptions and estimates relating to projected revenues, royalty rate and discount rates for the intangible assets acquired, and in the case of the derivative liability relating to the contingent consideration, projected delivery volume. Management involved an independent valuation firm to assist with the determination of the fair values of the intangible assets acquired and the derivative liability relating to the contingent consideration. We focused on this area because of the significance of the intangible assets acquired and the derivative liability relating to the contingent consideration, and valuation of the intangible assets acquired and the derivative liability relating to the contingent consideration was subject to high degree of estimation uncertainty. The inherent risk in relation to valuation of the intangible assets acquired and the derivative liability relating to the contingent consideration was considered significant due to the significant judgments involved.	We read the underlying purchase agreement. We evaluated the competence, capability and objectivity of the independent valuation firm engaged by the Group. We tested the relevance and reasonableness of the underlying data used in the valuation. We evaluated the reasonableness of the significant assumptions used by management related to projected revenues for the valuation of the intangible assets acquired and projected delivery volume for the valuation of the derivative liability relating to the contingent consideration, respectively, through considering the consistency with external market and industry data. We involved our internal professionals with specialized skill and knowledge to assist us in evaluating the appropriateness of the valuation methods and the reasonableness of the royalty rate and discount rates assumption used by management. We found that the assumptions adopted and estimations made by management were supported by the evidence we gathered and were consistent with our understanding.

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and the Audit Committee for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (continued)

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (continued)

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Wilson W.Y. Chow.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 17, 2024

Consolidated Balance Sheets

As of December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2022 RMB	As of December 31, 2023 RMB
ASSETS			
Current assets			
Cash and cash equivalents	2(g)	14,607,774	**21,127,163**
Restricted cash	2(h)	106,272	**3,174,886**
Short-term deposits	2(i)	14,921,688	**9,756,979**
Short-term investments	2(k), 6	1,262,129	**781,216**
Long-term deposits, current portion	2(i)	427,466	**7,054,915**
Accounts and notes receivable, net	7	3,872,846	**2,716,216**
Installment payment receivables, net, current portion	13	1,294,665	**1,881,755**
Inventory	8	4,521,373	**5,526,212**
Amounts due from related parties	28	47,124	**12,948**
Prepayments and other current assets	9	2,466,084	**2,489,339**
Total current assets		43,527,421	**54,521,629**
Non-current assets			
Long-term deposits	2(i)	6,926,450	**3,035,426**
Restricted long-term deposits	18	—	**767,899**
Property, plant and equipment, net	10	10,606,745	**10,954,485**
Right-of-use assets, net	20	1,954,618	**1,455,865**
Intangible assets, net	11	1,042,972	**4,948,992**
Land use rights, net	12	2,747,854	**2,789,367**
Installment payment receivables, net	13	2,188,643	**3,027,795**
Long-term investments	14	2,295,032	**2,084,933**
Other non-current assets	15	201,271	**576,150**
Total non-current assets		27,963,585	**29,640,912**
Total assets		71,491,006	**84,162,541**

Consolidated Balance Sheets

As of December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		As of December 31,	
		2022	2023
	Note	RMB	RMB
LIABILITIES			
Current liabilities			
Short-term borrowings	18	2,419,210	**3,889,100**
Accounts and notes payable	16	14,222,856	**22,210,431**
Amounts due to related parties	28	91,111	**30,880**
Operating lease liabilities, current portion	20	490,811	**365,999**
Finance lease liabilities, current portion	20	128,279	**34,382**
Deferred revenue, current portion	22	389,243	**630,997**
Long-term borrowings, current portion	18	761,859	**1,363,835**
Accruals and other liabilities	17	5,583,829	**7,580,195**
Income taxes payable		27,655	**5,743**
Total current liabilities		24,114,853	**36,111,562**
Non-current liabilities			
Long-term borrowings	18	4,613,057	**5,650,782**
Operating lease liabilities	20	1,854,576	**1,490,882**
Finance lease liabilities	20	797,743	**777,697**
Deferred revenue	22	694,006	**668,946**
Derivative liability	5	—	**393,473**
Deferred tax liabilities	26	—	**404,018**
Other non-current liabilities	19	2,506,106	**2,336,654**
Total non-current liabilities		10,465,488	**11,722,452**
Total liabilities		34,580,341	**47,834,014**
Commitments and contingencies	29		

Consolidated Balance Sheets

As of December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		As of December 31,	
		2022	2023
	Note	RMB	RMB
SHAREHOLDERS' EQUITY			
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,376,693,799 and 1,538,109,009 shares issued, 1,371,774,629 and 1,535,297,395 shares outstanding as of December 31, 2022 and 2023, respectively)	24	92	**103**
Class B Ordinary shares (US$0.00001 par value; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	24	21	**21**
Additional paid-in capital		60,691,019	**70,198,031**
Statutory and other reserves		6,425	**60,035**
Accumulated deficit		(25,330,916)	**(35,760,301)**
Accumulated other comprehensive income		1,544,024	**1,830,638**
Total shareholders' equity		36,910,665	**36,328,527**
Total liabilities and shareholders' equity		71,491,006	**84,162,541**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022 RMB	2023 RMB
Revenues			
Vehicle sales	21	24,839,637	**28,010,857**
Services and others	21	2,015,482	**2,665,210**
Total revenues		26,855,119	**30,676,067**
Cost of sales[1]			
Vehicle sales		(22,493,122)	**(28,457,909)**
Services and others		(1,273,606)	**(1,767,003)**
Total cost of sales		(23,766,728)	**(30,224,912)**
Gross profit		3,088,391	**451,155**
Operating expenses[1]			
Research and development expenses	2(u)	(5,214,836)	**(5,276,574)**
Selling, general and administrative expenses	2(v)	(6,688,246)	**(6,558,942)**
Total operating expenses		(11,903,082)	**(11,835,516)**
Other income, net	2(y)	109,168	**465,588**
Fair value gain on derivative liability relating to the contingent consideration	5	—	**29,339**
Loss from operations		(8,705,523)	**(10,889,434)**
Interest income		1,058,771	**1,260,162**
Interest expenses		(132,192)	**(268,666)**
Fair value gain (loss) on derivative assets or derivative liabilities		59,357	**(410,417)**
Investment gain (loss) on long-term investments	14	25,062	**(224,364)**
Exchange (loss) gain from foreign currency transactions		(1,460,151)	**97,080**
Other non-operating income, net		36,318	**41,934**
Loss before income tax expenses and share of results of equity method investees		(9,118,358)	**(10,393,705)**
Income tax expenses	26(a)	(24,731)	**(36,810)**
Share of results of equity method investees	14	4,117	**54,740**
Net loss		(9,138,972)	**(10,375,775)**
Net loss attributable to ordinary shareholders of XPeng Inc.		(9,138,972)	**(10,375,775)**

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,	
		2022	2023
	Note	RMB	RMB
Net loss		(9,138,972)	**(10,375,775)**
Other comprehensive income			
Foreign currency translation adjustment, net of tax		3,192,573	**286,614**
Total comprehensive loss attributable to XPeng Inc.		(5,946,399)	**(10,089,161)**
Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(5,946,399)	**(10,089,161)**
Weighted average number of ordinary shares used in computing net loss per ordinary share			
Basic and diluted	27	1,712,533,564	**1,740,921,519**
Net loss per ordinary share attributable to ordinary shareholders			
Basic and diluted	27	(5.34)	**(5.96)**

(1) Share-based compensation was allocated in cost of sales and operating expenses as follows:

	For the Year Ended December 31,	
	2022	2023
	RMB	RMB
Cost of sales	3,183	**3,235**
Selling, general and administrative expenses	282,667	**206,936**
Research and development expenses	424,636	**340,364**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		Ordinary Shares		Treasury Shares						
		Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Shareholders' Equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		1,712,757,328	113	(11,871,690)	(1)	59,980,534	6,047	(1,648,549)	(16,191,566)	42,146,578
Share-based compensation	25	–	–	–	–	710,486	–	–	–	710,486
Issuance of treasury shares	24	10,614,576	1	(10,614,576)	(1)	–	–	–	–	–
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	24	–	–	17,567,096	1	(1)	–	–	–	–
Issuance of ordinary shares for vested RSUs	24	2,030,152	–	–	–	–	–	–	–	–
Foreign currency translation adjustment, net of tax		–	–	–	–	–	–	3,192,573	–	3,192,573
Net loss		–	–	–	–	–	–	–	(9,138,972)	(9,138,972)
Appropriations to reserves	2(ab)	–	–	–	–	–	378	–	(378)	–
Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	Note	Ordinary Shares Shares	Ordinary Shares Par Value	Treasury Shares Shares	Treasury Shares Par Value	Additional Paid-in Capital	Statutory and Other Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders' Equity
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		1,725,402,056	114	(4,919,170)	(1)	60,691,019	6,425	1,544,024	(25,330,916)	36,910,665
Share-based compensation	25	—	—	—	—	550,535	—	—	—	550,535
Issuance of treasury shares	24	8,571,852	—	(8,571,852)	—	—	—	—	—	—
Transfer from treasury shares to outstanding ordinary shares for vested RSUs	24	—	—	10,679,408	—	—	—	—	—	—
Issuance of ordinary shares for vested RSUs	24	599,886	—	—	—	—	—	—	—	—
Issuance of ordinary shares relating to the acquisition of DiDi's smart auto business	5, 24	58,164,217	4	—	—	3,268,541	—	—	—	3,268,545
Contingent consideration classified as equity relating to the acquisition of DiDi's smart auto business	5	—	—	—	—	260,546	—	—	—	260,546
Issuance of ordinary shares to Volkswagen Group	24	94,079,255	7	—	—	5,427,390	—	—	—	5,427,397
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	286,614	—	286,614
Net loss		—	—	—	—	—	—	—	(10,375,775)	(10,375,775)
Appropriations to reserves	2(ab)	—	—	—	—	—	53,610	—	(53,610)	—
Balance as of December 31, 2023		1,886,817,266	125	(2,811,614)	(1)	70,198,031	60,035	1,830,638	(35,760,301)	36,328,527

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022 RMB	2023 RMB
Cash flows from operating activities			
Net loss		(9,138,972)	**(10,375,775)**
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation of property, plant and equipment	10	915,481	**1,645,760**
Amortization of intangible assets	11	65,714	**230,501**
Amortization of right-of-use assets		379,200	**182,195**
Amortization of land use rights	12	50,309	**48,828**
Loss of disposal of property, plant and equipment	2(m)	15,682	**4,863**
Loss of disposal of intangible assets		—	**409**
Impairment of property, plant and equipment		30,849	**81,814**
Impairment of intangible assets	11	26,418	**8,712**
Current expected credit loss of accounts and notes receivable	2(j)	11,369	**18,222**
Current expected credit loss of installment payment receivables	2(j)	43,971	**47,352**
Current expected credit loss of other current assets	2(j)	12,314	**4,783**
Inventory write-downs	2(l), 8	220,319	**1,054,711**
Exchange loss (gain) from foreign currency transactions		1,460,151	**(97,080)**
Interest income		(237,657)	**(352,179)**
Share-based compensation	25	710,486	**550,535**
Fair value (gain) loss on derivative assets or derivative liabilities		(59,357)	**410,417**
Fair value gain on derivative liability relating to the contingent consideration	5	—	**(29,339)**
Investment (gain) loss on long-term investments	14	(25,062)	**224,364**
Share of results of equity method investees	14	(4,117)	**(54,740)**
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts and notes receivable		(1,210,721)	**1,138,408**
Inventory		(2,475,785)	**(2,358,763)**
Amounts due from related parties		(14,339)	**34,176**
Prepayments and other current assets		(219,127)	**329,654**
Other non-current assets		(23,124)	**150,944**
Accounts and notes payable		1,860,670	**7,955,933**
Deferred tax liabilities		—	**18,797**
Deferred revenue	22	185,961	**216,694**
Operating lease liabilities		(380,006)	**(172,612)**
Accruals and other liabilities		119,283	**1,089,108**
Other non-current liabilities		237,117	**443,545**
Installment payment receivables		(776,585)	**(1,473,594)**
Amounts due to related parties		(17,736)	**1,433**
Income taxes payable		4,918	**(21,912)**
Net cash (used in) provided by operating activities		(8,232,376)	**956,164**

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022 RMB	2023 RMB
Cash flows from investing activities			
Maturities of short-term deposits		11,922,171	**5,441,363**
Maturities of short-term investments		1,625,763	**524,172**
Placement of long-term deposits		(3,822,326)	**(3,128,847)**
Purchase of property, plant and equipment		(4,275,838)	**(2,096,326)**
Receipt of government subsidy related to assets		166,260	**111,944**
Maturities of derivative assets or derivative liabilities		10,752	**—**
Purchase of intangible assets		(98,047)	**(124,838)**
Disposal of property, plant and equipment		77,059	**8,380**
Purchase of land use rights		(306,014)	**(90,341)**
Disposal of long-term investments	14	165,000	**—**
Cash paid for long-term investments		(618,814)	**(188,681)**
Cash acquired relating to a business combination	5	—	**684,214**
Cash paid for an asset acquisition, net of cash acquired		—	**(509,872)**
Net cash provided by investing activities		4,845,966	**631,168**

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,	
		2022	2023
	Note	RMB	RMB
Cash flows from financing activities			
Proceeds from issuance of ordinary shares to Volkswagen Group		—	**5,019,599**
Proceeds from borrowings	18	6,800,730	**8,271,823**
Repayments of borrowings	18	(681,710)	**(5,162,232)**
Repayments of debt from third party investors		(98,000)	**—**
Repayments of finance lease liabilities	20	(15,355)	**(113,943)**
Payments of listing expenses		(1,830)	**—**
Net cash provided by financing activities		6,003,835	**8,015,247**
Effects of exchange rate changes on cash, cash equivalents and restricted cash		461,740	**(14,576)**
Net increase in cash, cash equivalents and restricted cash		3,079,165	**9,588,003**
Cash, cash equivalents and restricted cash at beginning of the year		11,634,881	**14,714,046**
Cash, cash equivalents and restricted cash at end of the year		14,714,046	**24,302,049**
Supplemental disclosure of cash flows information			
Cash paid for interest, net of amounts capitalized		(162,470)	**(306,656)**
Cash paid for income taxes		36,071	**25,727**
Acquisition of property, plant and equipment included in liabilities		1,624,432	**1,723,130**
Cash acquired relating to a business combination		—	**684,214**
Cash paid for an asset acquisition		—	**(710,479)**
Cash acquired relating to an asset acquisition		—	**200,607**
Supplemental disclosures of non-cash investing activities			
Ordinary shares issued for the acquisition of DiDi's smart auto business		—	**3,087,849**
Fair value of contingent consideration relating to the acquisition of DiDi's smart auto business		—	**694,357**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations

(a) Principal activities

XPeng Inc. ("**XPeng**" or the "**Company**") was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity ("**VIE**") and VIE's subsidiaries ("**VIEs**", also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the "Group".

The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou and Wuhan. As of December 31, 2022 and 2023, its primary operations are conducted in the People's Republic of China ("**PRC**").

(b) Initial Public Offering and Global Offering

In August and December 2020, the Company completed its initial public offering ("**IPO**") and follow-on offering ("**FO**") on the New York Stock Exchange ("**NYSE**").

In July 2021, the Company completed its global offering ("**Global Offering**"), including the Hong Kong Public Offering and the International Offering, on the Hong Kong Stock Exchange ("**HKEX**").

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs

As of December 31, 2023, the Company's principal subsidiaries and VIEs are as follows:

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd. ("**Chengxing**")	PRC	January 09, 2015	RMB3,222,800	100%	Investment holding
Guangzhou Xiaopeng Motors Technology Co., Ltd. ("**Xiaopeng Technology**")	PRC	May 12, 2016	RMB6,126,316	100%	Design and technology development
Guangzhou Xiaopeng Automobile Manufacturing Co., Ltd.	PRC	April 07, 2017	RMB150,000	100%	Design and technology development
Zhaoqing Xiaopeng New Energy Investment Co., Ltd. ("**Zhaoqing Xiaopeng New Energy**")[1]	PRC	February 13, 2020	RMB8,000,000	100%	Manufacturing of vehicles
Zhaoqing Xiaopeng Automobile Co., Ltd. ("**Zhaoqing XPeng**")	PRC	May 18, 2017	RMB9,000,000	100%	Manufacturing of battery pack
Xiaopeng Motors Sales Co., Ltd. ("**Xiaopeng Motors Sales**")	PRC	January 08, 2018	RMB3,500,000	100%	Vehicle wholesale and retail
Beijing Xiaopeng Automobile Co., Ltd. ("**Beijing Xiaopeng**")	PRC	April 28, 2018	RMB50,000	100%	Vehicle wholesale and retail, design and technology development
Beijing Xiaopeng Automobile Sales Service Co., Ltd.	PRC	November 09, 2020	RMB10,000	100%	Vehicle wholesale and retail
Guangzhou Xiaopeng Automatic Driving Technology Co., Ltd.	PRC	November 18, 2019	RMB1,000,000	100%	Technology development
Guangzhou Xiaopeng Smart Charging Technology Co., Ltd.	PRC	June 22, 2020	RMB4,745,000	100%	Smart charging technology development
Xiaopeng Automobile Central China (Wuhan) Co., Ltd. ("**Wuhan Xiaopeng**")	PRC	April 30, 2021	RMB4,000,000	100%	Technology development and vehicle retail
Shanghai Xiaopeng Motors Technology Co., Ltd. ("**Shanghai Xiaopeng**")	PRC	February 12, 2018	RMB50,000	100%	Technology development and vehicle retail

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

As of December 31, 2023, the Company's principal subsidiaries and VIEs are as follows (continued):

Principal subsidiaries	Place of incorporation	Date of incorporation or acquisition	Issued and fully paid share capital	Equity interest held	Principal activities
Guangzhou Zhipeng Manufacturing Co., Ltd.	PRC	January 14, 2021	RMB1,500,000	100%	Manufacturing of vehicles
Wuhan Xiaopeng Smart Manufacturing Co., Ltd.	PRC	August 16, 2021	RMB1,500,000	100%	Manufacturing of battery pack and electric drive system
XPeng Huitian Holding Limited	BVI	October 12, 2020	—	100%	Investment holding
XPeng Dogotix Holding Limited	BVI	January 05, 2021	—	100%	Investment holding
Dogotix Inc.	BVI	October 09, 2023	US$2	100%	Investment holding
XPeng (Hong Kong) Limited	Hong Kong	February 12, 2019	—	100%	Investment holding

(1) On February 13, 2020, Zhaoqing Xiaopeng New Energy was established by (i) Zhaoqing XPeng, which is a wholly owned subsidiary of the Company, and (ii) Zhaoqing Kunpeng Motor Technology Co., Ltd. ("**Zhaoqing Kunpeng**"), which is jointly owned by two shareholders of the Company. Each of Zhaoqing XPeng and Zhaoqing Kunpeng subscribed for 50% of the equity interest of Zhaoqing Xiaopeng New Energy, with Zhaoqing Kunpeng's capital contribution representing an amount of RMB0 Yuan. Zhaoqing Xiaopeng New Energy holds a license for the manufacture of EVs and smart EVs which was approved by the Ministry of Industry and Information Technology ("**MIIT**"). Pursuant to the terms of the arrangement, Zhaoqing Kunpeng does not have substantive participating rights to and is not entitled to any economic interest in Zhaoqing Xiaopeng New Energy. Therefore, Zhaoqing Xiaopeng New Energy has historically been consolidated by the Company as Zhaoqing XPeng substantially controls the entity's assets and operating activities and bears fully all risks and rewards of ownership.

On February 13, 2020, Zhaoqing XPeng and Zhaoqing Kunpeng entered into a share transfer agreement, among which Zhaoqing Kunpeng agreed to transfer the 50% of the equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng at the price of the higher of (i) RMB1 Yuan or (ii) the capital injection actually paid by Zhaoqing Kunpeng upon the earlier of (i) the removal of the PRC foreign investment restrictions in the whole-unit vehicle industry; or (ii) December 31, 2022.

Effective from January 1, 2022, the PRC foreign investment restrictions in the whole-unit vehicle industry were removed. Therefore, on January 4, 2022, Zhaoqing Kunpeng transferred its 50% equity interest in Zhaoqing Xiaopeng New Energy to Zhaoqing XPeng for a total cash consideration of RMB1 Yuan, after which Zhaoqing Xiaopeng New Energy become the Company's indirect wholly owned subsidiary. This transfer did not affect the continued consolidation of financial statements of Zhaoqing Xiaopeng New Energy by the Company.

(2) The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

As of December 31, 2023, the Company's principal subsidiaries and VIEs are as follows (continued):

	Place of incorporation	Date of incorporation or acquisition	Principal activities
VIEs			
Guangzhou Zhipeng IoV Technology Co., Ltd. ("**Zhipeng IoV**") (Note 1(c)(i))	PRC	May 23, 2018	Business of development and the operation of an Internet of Vehicles network
Guangzhou Yidian Zhihui Chuxing Technology Co., Ltd. ("**Yidian Chuxing**") (Note 1(c)(ii))	PRC	May 24, 2018	Business of provision of online-hailing services through online platform
Guangzhou Xintu Technology Co., Ltd. ("**Xintu Technology**") (Note 1(c)(i))	PRC	April 27, 2021	Surveying and mapping
Guangdong Intelligent Insurance Agency Co., Ltd. ("**GIIA**", formerly known as Qingdao Miaobao Insurance Agency Co., Ltd.) (Note 1(c)(iii))	PRC	July 22, 2022	Insurance agency
VIEs' subsidiary			
Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. ("**Zhipeng Kongjian**", formerly known as Jiangsu Zhitu Technology Co., Ltd., a subsidiary of Xintu Technology) (Note 1(c)(i))	PRC	June 23, 2021	Surveying and mapping

(i) Zhipeng IoV which is primarily engaged in the business of development and the operation of an Internet of Vehicles network was established by two shareholders of the Company (the "**Zhipeng IoV's Nominee Shareholders**") on May 23, 2018. On May 28, 2018, Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV's Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner's rights over Zhipeng IoV. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Zhipeng IoV to direct the activities that most significantly impact Zhipeng IoV's economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Management concluded that Zhipeng IoV is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Zhipeng IoV and shall consolidate the financial results of Zhipeng IoV in the Group's consolidated financial statements under U.S. GAAP.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

On April 27, 2021, Zhipeng IoV established Xintu Technology and became the only shareholder of Xintu Technology. On June 23, 2021, Xintu Technology acquired 100% of the equity interest of Zhipeng Kongjian which possesses surveying and mapping qualification certificate, which is determined to be an asset acquisition.

On August 12, 2021, Guangzhou Kuntu Technology Co., Ltd. ("**Kuntu Technology**"), a company controlled by the Zhipeng IoV's Nominee Shareholders, acquired 100% of the equity interest of Xintu Technology from Zhipeng IoV. On the same day, Xiaopeng Technology, Xintu Technology and Kuntu Technology entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner's rights over Xintu Technology. These agreements provide the Company, as the only shareholder of Xiaopeng Technology, with a controlling financial interest under ASC 810 in Xintu Technology to direct the activities that most significantly impact Xintu Technology's economic performance and enable the Company to obtain substantially all of the economic benefits arising from Xintu Technology. Management concluded that Xintu Technology is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Xintu Technology and shall consolidate the financial results of Xintu Technology in the Group's consolidated financial statements under U.S. GAAP. As of December 31, 2023, Xintu Technology did not have significant operations, nor any material assets or liabilities.

On September 6, 2021, Xiaopeng Technology (wholly owned by the Company) acquired 50% equity interests in Zhipeng IoV from Zhipeng IoV's Nominee Shareholders. At the same time, the aforementioned contractual agreements had been modified to reflect the change of equity interests in Zhipeng IoV. Xiaopeng Technology, Zhipeng IoV, and Zhipeng IoV's Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Technology to exercise the equity owner's rights over Zhipeng IoV. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE's primary beneficiary, with a controlling financial interest under ASC 810 in Zhipeng IoV, to direct the activities that most significantly impact Zhipeng IoV's economic performance and enable the Company to obtain substantially all of the economic benefits arising from Zhipeng IoV. Accordingly, the Company continued to consolidate the financial results of Zhipeng IoV under U.S. GAAP. As of December 31, 2023, Zhipeng IoV did not have significant operations, nor any material assets or liabilities.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(c) Principal subsidiaries and VIEs (continued)

(ii) Yidian Chuxing which is primarily engaged in the business of provision of online-hailing services through online platform was established by two shareholders of the Company (the "**Yidian Chuxing's Nominee Shareholders**") on May 24, 2018. On May 28, 2018, Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd, ("**Xiaopeng Chuxing**"), Yidian Chuxing, and Yidian Chuxing's Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner's rights over Yidian Chuxing. These agreements provide the Company, as the only shareholder of Xiaopeng Chuxing, with a controlling financial interest under ASC 810 in Yidian Chuxing to direct the activities that most significantly impact Yidian Chuxing's economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Management concluded that Yidian Chuxing is a variable interest entity of the Company and the Company is the ultimate primary beneficiary of Yidian Chuxing and shall consolidate the financial results of Yidian Chuxing in the Group's consolidated financial statements under U.S. GAAP.

On September 10, 2021, Xiaopeng Chuxing (wholly owned by the Company) acquired 50% equity interests in Yidian Chuxing from Yidian Chuxing's Nominee Shareholders. At the same time, the aforementioned contractual agreements have been modified to reflect the change of equity interests in Yidian Chuxing. Xiaopeng Chuxing, Yidian Chuxing, and Yidian Chuxing's Nominee Shareholders entered into a series of contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney that irrevocably authorized Xiaopeng Chuxing to exercise the equity owner's rights over Yidian Chuxing. These agreements, coupled with its 50% equity interest, results in the Company, being the VIE's primary beneficiary, with a controlling financial interest under ASC 810 in Yidian Chuxing, to direct the activities that most significantly impact Yidian Chuxing's economic performance and enable the Company to obtain substantially all of the economic benefits arising from Yidian Chuxing. Accordingly, the Company continued to consolidate the financial results of Yidain Chuxing under U.S. GAAP. As of December 31, 2023, Yidian Chuxing did not have significant operations, nor any material assets or liabilities.

(iii) GIIA, primarily engaged in the business of insurance agency services and established in 2007, was acquired by Guangzhou Xuetao Enterprise Management Co., Ltd. ("**Guangzhou Xuetao**"), a company jointly established by the former senior vice president of the Company and his spouse (the "**GIIA's Nominee Shareholders**"). On July 22, 2022, Xiaopeng Motors Sales (wholly owned by the Company), Guangzhou Xuetao and GIIA's Nominee Shareholders entered into a cooperation agreement that Guangzhou Xuetao irrevocably authorized Xiaopeng Motors Sales to exercise the 100% equity owner's rights over GIIA. The agreement provides the Company, as the only shareholder of Xiaopeng Motors Sales, with a controlling financial interest under ASC 810 in GIIA to direct the activities that most significantly impact GIIA's economic performance and enable the Company to obtain substantially all of the economic benefits arising from GIIA. As a result of this contractual arrangement, management concluded that GIIA is a VIE of the Company and the Company is the ultimate primary beneficiary of GIIA and shall consolidate the financial results of GIIA in the Group's consolidated financial statements under U.S. GAAP. As of December 31, 2023, GIIA did not have significant operations, nor any material assets or liabilities.

Subsequently, this cooperation agreement was terminated and the new contractual agreements, including an equity interest pledge agreement, a loan agreement, exclusive service agreement, exclusive call option agreement and power of attorney, were entered into among GIIA, Xiaopeng Motors Sales, Guangzhou Xuetao and a new nominee shareholder who is the Group's general counsel on January 31, 2024. Upon the effective date of these new contractual agreements, the Company remains the ultimate primary beneficiary of GIIA and continues to consolidate the financial results of GIIA.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Nature of Operations (continued)

(d) Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB9,138,972 and RMB10,375,775 for the years ended December 31, 2022 and 2023, respectively. Accumulated deficit amounted to RMB25,330,916 and RMB35,760,301 as of December 31, 2022 and 2023, respectively. Net cash used in operating activities was approximately RMB8,232,376 for the year ended December 31, 2022. Net cash provided by operating activities was approximately RMB956,164 for the year ended December 31, 2023.

The Group's liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group's ability to continue as a going concern is dependent on management's ability to execute its business plan successfully, which includes increasing market acceptance of the Group's products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its IPO and FO on NYSE in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11,409,248 and RMB15,980,227, respectively. In July 2021, with the completion of its Global Offering on HKEX, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of Hong Kong dollar (HK$) 15,823,315.

In December, 2023, with the completion of the strategic minority investment by Volkswagen Group ("**Volkswagen**"), the Group received the net proceeds, after deducting related costs and expenses, of RMB5,019,599. As of December 31, 2023, the Group's balance of cash and cash equivalents, restricted cash, excluding RMB6,308 restricted as to withdrawal or use for legal disputes, short-term deposits, short-term investments, and current portion of long-term deposits was RMB41,888,851.

Management has concluded that its existing balance of cash and cash equivalents, short-term deposits, short-term investments and current portion of long-term deposits as of December 31, 2023, provide the Group with sufficient liquidity to meet its working capital requirements and contractual (including debt) obligations for the next twelve months following the issuance of the consolidated financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**") to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power: has the power to appoint or remove the majority of the members of the board of directors (the "**Board**"): to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investees under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE's economic performance, and also the Company's obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

2. Summary of Significant Accounting Policies (continued)

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements primarily include, but are not limited to, the determination of performance obligations and allocation of transaction price to those performance obligations, the determination of warranty cost, lower of cost and net realizable value of inventory, losses on purchase commitments relating to inventory, assessment for impairment of long-lived assets and intangible assets, useful lives and residual values of long-lived assets and finite-lived intangible assets, determination of the fair value of derivative liability relating to the contingent consideration in business combination, fair value of assets and liabilities acquired or assumed in business combination, fair value of assets and liabilities acquired or assumed in asset acquisition, recoverability of receivables, valuation of deferred tax assets, determination of share-based compensation expenses, determination of the fair value of derivative assets or liabilities arising from forward exchange contracts, determination of the fair value of debt investments accounted for under the fair value option model as well as subsequent adjustments for equity investments without readily determinable fair values and not accounted for by the equity method.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Functional currency and foreign currency translation

The Company uses Renminbi ("**RMB**") as its reporting currency. The functional currencies of the Company and its subsidiaries which are incorporated in the Cayman Islands, British Virgin Islands, United States, Hong Kong and other regions is United States dollars ("**US$**") or their respective local currencies, while the functional currencies of the other subsidiaries and VIEs which are incorporated in the PRC are RMB. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(d) Functional currency and foreign currency translation (continued)

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders' equity.

(e) Business combinations and goodwill

The Group accounts for business combinations under ASC 805, Business Combinations. Business combinations are recorded using the acquisition method of accounting, and the transaction consideration of an acquisition is determined based upon the aggregate fair value at the date of exchange of the assets transferred, liabilities incurred, and equity instruments issued, including any consideration contingent upon future events as defined. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The excess of the total transaction consideration over the aggregate fair value of the acquired identifiable net assets is recorded as goodwill. If the total transaction consideration is less than the fair values of the net assets of the subsidiaries acquired, the difference is recognized directly in the consolidated statements of comprehensive loss.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by performing the quantitative test through comparing each reporting unit's fair value to its carrying value, including goodwill. No impairment provision was made related to the Group's goodwill for the year ended December 31, 2023.

(f) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

2. Summary of Significant Accounting Policies (continued)

(f) Fair value (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level I — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level II — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level II valuation techniques.

Level III — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(f) Fair value (continued)

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, accounts and notes receivable, installment payment receivables, long-term deposits, restricted long-term deposits, long-term investments, finance lease receivables, other assets, accounts and notes payable, short-term borrowings, finance lease liabilities, operating lease liabilities, accruals and other liabilities, derivative liability and long-term borrowings. As of December 31, 2022 and 2023, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term deposits, restricted long-term deposit, non-current portion of long-term borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

Financial assets and liabilities that are measured at fair value on a recurring basis consist of short-term investments, equity investments with readily determinable fair values, debt investments that are accounted for under the fair value option model and derivative liabilities.

Equity investments with readily determinable fair values (Note 14) are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

All of the Group's short-term investments, which are comprised primarily of structured deposits, bank financial products, are classified within Level II of the fair value hierarchy because they are floating income products linked to currency exchange rate, gold market price or benchmark interest rates. These instruments are not valued using quoted market prices, but can be valued based on other observable inputs, such as interest rates and currency rates.

The Group has debt investments that are accounted for under the fair value option model (Note 14), and a derivative liability relating to certain contingent consideration (Note 5), which are initially measured at fair value with changes in fair value in the subsequent periods recognized through earnings. Such debt investments and derivative liability are classified within Level III of the fair value hierarchy, as there is little or no observable market data to determine the respective fair values. Under these circumstances, the Group has adopted certain valuation techniques using unobservable inputs to measure their respective fair values.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(g) Cash and cash equivalents (continued)

Cash and cash equivalents as reported in the consolidated statements of cash flows are presented separately on the consolidated balance sheets as follows:

	As of December 31, 2022		As of December 31, 2023	
	Amount	RMB equivalent	Amount	RMB equivalent
Cash and cash equivalents:				
RMB	13,230,745	13,230,745	**13,597,107**	**13,597,107**
US$	194,588	1,355,226	**1,021,773**	**7,236,909**
HK$	9,256	8,268	**4,218**	**3,823**
Others	not applicable	13,535	**not applicable**	**289,324**
Total		14,607,774		**21,127,163**

As of December 31, 2022 and 2023, substantially all of the Group's cash and cash equivalents were held in reputable financial institutions located in the PRC, Hong Kong and United States.

(h) Restricted cash

Restricted cash primarily represents bank deposits for letters of guarantee, bank notes and others amounted to RMB84,371 and RMB3,168,578 as of December 31, 2022 and 2023, respectively. In addition, restricted cash includes certain deposits, amounting to RMB21,901 and RMB6,308, as of December 31, 2022 and 2023, respectively, that are restricted due to legal disputes.

(i) Short-term and long-term deposits

Short-term deposits represent time deposits placed with banks with original maturities between three months and one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2022 and 2023, substantially all of the Group's short-term deposits amounting to RMB14,921,688 and RMB9,756,979, respectively, had been placed in reputable financial institutions in the PRC.

Long-term deposits represent time deposits placed with banks with original maturities more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive loss during the years presented. As of December 31, 2022 and 2023, substantially all of the Group's long-term deposits amounting to RMB7,353,916 and RMB10,090,341, respectively, had been placed in reputable financial institutions in the PRC, out of which, RMB427,466 and RMB7,054,915 will be due within one year and are classified to "Long-term deposits, current portion", respectively.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses

The Group's accounts and notes receivable, other current assets, installment payment receivables and finance lease receivables (Note 20) are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, other current assets, installment payment receivables and finance lease receivables, which include size, types of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions and supportable forecasts of future economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter end based on the Group's specific facts and circumstances. For the years ended December 31, 2022 and 2023, the Group recorded RMB67,654 and RMB70,357 in expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2022, the expected credit loss provision recorded in current and non-current assets were RMB67,181 and RMB54,526, respectively. As of December 31, 2023, the expected credit loss provision recorded in current and non-current assets were RMB76,090 and RMB74,693, respectively.

Accounts and notes receivable are amounts due from large-volume buyers for vehicle sales in the ordinary course and amounts due from government subsidies that are collected on behalf of customers.

Installment payment receivables primarily consist of the aggregate receivables of the installment payments for vehicles or batteries due from customers. The Group classified its installment payment receivables into different categories from performing to non-performing based on the credit risk of the customers and the past due days, if any, of the principal and/or interest repayments. The lifetime current expected credit losses for the installment payment receivables was determined by applying probability of default and loss given default assumptions to exposures at default, then discounted these cash flows to present value using the original effective interest rate or by an approximation thereof. As of December 31, 2022 and 2023, the majority of the installment payment receivables had been categorized as performing since the customers had a low risk of default, a strong capacity to meet contractual cash flows and had no past due repayments and the amounts of installment payment receivables of other categories were immaterial.

The Group considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Group has made specific credit loss provisions on a case-by-case basis for particular aged receivable balances.

The Group's expected credit loss of cash and cash equivalents, restricted cash, time deposit in bank, notes receivable and finance lease receivables within the scope of ASC Topic 326 were immaterial.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(j) Current expected credit losses (continued)

The following table summarizes the activity in the allowance for credit losses related to accounts receivable, other current assets and installment payment receivables, for the years ended December 31, 2022 and 2023:

	For the Year Ended December 31, 2022
Balance as of December 31, 2021	67,096
Current period provision	67,654
Write-offs	(13,043)
Balance as of December 31, 2022	121,707

	For the Year Ended December 31, 2023
Balance as of December 31, 2022	**121,707**
Current period provision	**70,357**
Write-offs	**(41,281)**
Balance as of December 31, 2023	**150,783**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(k) Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected as "Interest income" in the consolidated statements of comprehensive loss. The Group's short-term investments in financial instruments were RMB1,262,129 and RMB781,216 as of December 31, 2022 and 2023, respectively.

(l) Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present condition, which approximates actual cost using the monthly weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Inventory write-downs of RMB220,319 and RMB1,054,711 were recognized in cost of sales for the years ended December 31, 2022 and 2023, respectively.

2. Summary of Significant Accounting Policies (continued)

(m) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease terms or the estimated useful lives, which range from two to ten years, of the related assets. Residual value rate is determined to 0% based on the economic value of the property, plant and equipment at the end of the estimated useful lives as a percentage of the original cost.

	Estimated useful lives
Buildings	20 years
Machinery and equipment	15 months to 10 years
Charging infrastructure	5 years
Vehicles	4 to 5 years
Computer and electronic equipment	3 years
Others	2 to 5 years

Depreciation for molds and toolings is computed using the units-of-production method whereby capitalized costs are amortized over the total estimated productive units of the related assets.

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets.

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets.

The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss. Losses on the disposal of property, plant and equipment amounting to RMB15,682 and RMB4,863 were recognized in operating expenses during the years ended December 31, 2022 and 2023, respectively.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net

Intangible assets consist of manufacturing license, surveying and mapping qualification, insurance agency qualification, license plate, software, license of maintenance and overhauls, vehicle model technology under development ("**VMTUD**"), vehicle platform technology ("**VPT**"), robotics platform technology and other intangible assets. Intangible assets with finite lives, including software, license of maintenance and overhaul, VPT, robotics platform technology and other intangible assets, are carried at acquisition cost less accumulated amortization and impairment, if any. Finite lived intangible assets are tested for impairment if impairment indicators arise. Amortization of intangible assets with finite lives are computed using the straight-line method over the estimated useful lives as below:

	Estimated useful lives
Software	2 to 10 years
License of maintenance and overhauls	26 months
VPT	10 years
Robotics platform technology	10 years
Others	5 to 10 years

The Group estimates the useful life of the software to be 2 to 10 years, VPT and robotics platform technology to be 10 years, based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets. The Group estimates the useful life of the license of maintenance and overhaul to be 26 months based on the contract terms. The Group estimates the useful life of other intangible assets to be 5 to 10 years, based on the laws and regulations by registration authorities.

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.

Intangible assets that have indefinite useful lives are manufacturing license, surveying and mapping qualification, insurance agency qualification, license plates and VMTUD, as of December 31, 2023. No useful life was determined in the contract terms when the Group acquired the manufacturing license, surveying and mapping qualification, insurance agency qualification and license plates. The Group expects that such intangible assets are unlikely to be terminated and will continue to be renewed as a matter of course based on industry experience, and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite. The VMTUD acquired through business combination was considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, the Group will determine the related useful life and method of amortization. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(n) Intangible assets, net (continued)

The Group evaluates indefinite-lived intangible assets annually as of each balance sheet date to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electronic vehicle industry in China, the Group's improving sales performance, the stable macroeconomic conditions in China and the Group's future manufacturing plans, the Company determined that it is not likely that the manufacturing license, surveying and mapping qualification certificate, insurance agency qualification certificate, license plates and VMTUD were impaired as of December 31, 2022 and 2023. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2022 and 2023.

(o) Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 49.5 to 50 years that represent the terms of land use rights certificate.

(p) Long-term investments

Equity Method Investments

The Group applies the equity method to account for its equity investments, according to ASC 323 "Investments — Equity Method and Joint Ventures", over which it has significant influence but does not own a controlling financial interest.

Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group's proportionate share of each equity investee's net income or loss into earnings after the date of investment.

2. Summary of Significant Accounting Policies (continued)

(p) Long-term investments (continued)

Equity Method Investments (continued)

The Group continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination include current economic and market conditions, the financial condition and operating performance of the equity method investees, and other company specific information.

The Group's long-term investments also include other equity investments, over which the Group has neither significant influence nor control, and debt investments.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Equity Investments without Readily Determinable Fair Values

The Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a "reasonable effort" to identify price changes that are known or that can reasonably be known.

Debt Investments

The Group elected to account for certain debt investments under the fair value option model including convertible bonds and preferred stock redeemable merely by the passage of time and at the option of the Group as a holder. The fair value option model permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option model are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive loss. Interest income from debt investments is recognized in earnings using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows.

2. Summary of Significant Accounting Policies (continued)

(q) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined using anticipated cash flows discounted at a rate commensurate with the risk involved.

(r) Warranties

The Group provided a manufacturer's standard warranty on all vehicles sold. The Group accrued for a warranty reserve for the vehicles sold by the Group, which included the Group's best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the Group's historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other liabilities, while the remaining balance is included within other non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred upon delivery to customers. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;
- creates and enhances an asset that the customer controls as the Group performs; or
- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates overall contract price to each distinct performance obligation based on its relative standalone selling price in accordance with ASC 606. The Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information, the data utilized, and considering the Group's pricing policies and practices in making pricing decisions. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may affect the revenue recognition. The discount provided in the contract are allocated by the Group to all performance obligations as conditions under ASC 606-10-32-37 are not met.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group's contract liabilities primarily result from the multiple performance obligations identified in the vehicle sales contract, which are recorded as deferred revenue and recognized as revenue based on the consumption of the services or the delivery of the goods.

Vehicle sales

The Group generates revenue from sales of electric vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in a sales contract including sales of vehicle, free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, services of lifetime free battery charging in XPeng-branded supercharging stations and lifetime warranty of battery, which are defined by the Group's sales policy and accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of vehicle to a customer.

Car buyers in the PRC were entitled to government subsidies when they purchase electric vehicles before December 31, 2022. For efficiency purpose and better customer service, the Group or Zhengzhou Haima Automobile Co., Ltd. ("**Haima Auto**") applies for and collect such government subsidies on behalf of the customers. Accordingly, customers only pay the amount after deducting government subsidies. The Group determined that the government subsidies should be considered as part of the transaction price because the subsidy is granted to the buyer of the electric vehicle and the buyer remains liable for such amount in the event the subsidies were not received by the Group due to the buyer's fault such as refusal or delay of providing the relevant application information. The new energy vehicle subsidies had expired since January 1, 2023.

In the instance that some eligible customers select to pay by installments for vehicles or batteries under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The Group allocates the financing amount to all performance obligations proportionately based on their relative selling prices, as conditions prescribed under ASC 606-10-32-37 are not met.

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

Vehicle sales (continued)

Receivables related to the vehicle and battery installment payments are recognized as installment payment receivables. The difference between the gross receivable and the respective present value is recorded as unrealized finance income. Interest income resulting from arrangements with a significant financing component is presented as other sales.

The overall contract price of electric vehicle and related products/services is allocated to each distinct performance obligation based on the relative estimated standalone selling price. The revenue for sales of the vehicle and household charging pile is recognized at a point in time, when the control of the vehicle is transferred to the customer and the charging pile is installed at customer's designated location.

For vehicle internet connection service, the Group recognizes the revenue using a straight-line method. For the extended lifetime warranty and lifetime battery warranty, given limited operating history and lack of historical data, the Group recognizes revenue over time based on a straight-line method initially. The Group will continue monitoring the cost patterns periodically and adjust the timing of revenue recognition, as necessary, in order to reflect differences between actual costs incurred versus the straight line cost attribution. For the free battery charging within 4 years or 100,000 kilometers and charging card to be consumed to exchange for charging services, the Group considers that a measure of progress based on usage best reflects the performance, as it is typically a promise to deliver the underlying service rather than a promise to stand ready. For the services of lifetime free battery charging in XPeng-branded supercharging stations, the Group recognizes the revenue over time based on a straight-line method during the expected useful life of the vehicle.

Initial refundable deposits for intention orders and non-refundable deposits for vehicle reservations received from customers prior to vehicle purchase agreements are signed are recognized as refundable deposits from customers (accruals and other liabilities) and advances from customers (accruals and other liabilities). When vehicle purchase agreements are signed, the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount relating to those unperformed obligations. At the same time, advances from customers are classified as a contract liability (deferred revenue) as part of the consideration.

XPILOT, the Group's intelligent driving system, provides assisted driving and parking functions tailored for different driving behaviors and road conditions in China. A customer can subscribe for XPILOT by either making a lump sum payment or paying annual installments over a three-year period, or purchasing a vehicle equipped with XPILOT. Revenue related to XPILOT is recognized at a point in time when intelligent driving functionality of XPILOT is delivered and transferred to the customers.

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

Other services

The Group provides other services to customers including services embedded in a sales contract, supercharging service, maintenance service, technical support services, auto financing services and others.

Revenue from services embedded in a sales contract included free battery charging within 4 years or 100,000 kilometers, extended lifetime warranty, option between household charging pile and charging card, vehicle internet connection services, lifetime warranty of battery and services of free battery charging services in XPeng-branded charging station. Other services also included supercharging service, maintenance service, technical support services and second-hand vehicle sales service. These services are recognized either over time or point in time, as appropriate, under ASC 606.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes that lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting, parts replacement service, extended warranty of 10 years or 200,000 kilometers, basic maintenance service of 6 times in 4 years and others, are not performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and forecasted that usage of these services will be very limited. The Group also performs an estimation on the standalone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate, representing less than 1% of vehicle gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative standalone fair value individually and in aggregate is less than 1% of the contract price, namely the lifetime roadside assistance, traffic ticket inquiry service, courtesy car service, on-site troubleshooting and parts replacement service and others. Related costs are then accrued instead.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

Customer Upgrade Program

In the third quarter of 2019, due to the upgrade of the G3 vehicle from the 2019 version ("**G3 2019**") to its 2020 version ("**G3 2020**"), the Group voluntarily offered all owners of G3 2019 the options to either receive loyalty points, valid for 5 years from the grant date, which can be redeemed for goods or services, or obtain an enhanced trade-in right contingent on a future purchase starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. The owners of G3 2019 had to choose one out of the two options within 30 days after receiving the notice. Anyone who did not make the choice before the date was deemed to forgo the rights to the options. At the time the offers were made, the Group still had unfulfilled performance obligations for services to the owners of G3 2019 associated with their original purchase. The Group considered this offering is to improve the satisfaction of the owners of G3 2019 but not the result of any defects or resolving past claims regarding the G3 2019.

As both options provide a material right (a significant discount on future goods or services) for no consideration to existing customers with unfulfilled performance obligations, the Group considers this arrangement to be a modification of the existing contracts with customers. Further, as the customers did not pay for these additional rights, the contract modification is accounted for as a termination of the original contract and commencement of a new contract, which will be accounted for prospectively. The material right from the loyalty points or the trade-in right shall be considered in the reallocation of the remaining consideration from the original contracts among the promised goods or services not yet transferred at the time of the contract modification. This reallocation is based on the relative standalone selling prices of these goods and services.

For the material right attached with loyalty points, the Group estimated the probability of points redemption when determining the standalone selling price. Due to the fact that most merchandises can be redeemed without requiring a significant amount of points, as compared with the amount of points granted to the customers, the Group believes it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when future goods or services are transferred. The Group will continue to monitor forfeiture rate data and will apply and update the estimated forfeiture rate at each reporting period.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(s) Revenue recognition (continued)

Customer Upgrade Program (continued)

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of its original G3 2019 purchase price (the "**guaranteed trade-in value**") starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Group. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a standalone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, the Group does not believe the substance of the program is a repurchase feature that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Group believes the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount granted on the new vehicle purchase. The Group estimated the potential forfeiture rate based on the market expectation of the possibility of future buying and applied the forfeiture rate when determining the standalone selling price at the date of contract modification. The amount allocated to the trade-in right as a separate performance obligation is recorded as a contract liability (deferred revenue) and revenue will be recognized when the trade-in right is exercised and a new vehicle is purchased. As of December 31, 2022, the trade-in program has been closed. If the owners of G3 2019, who elected the trade-in right, did not sign the trade-in contracts or reach an additional agreement with the Group in 2022, the trade-in right will be expired.

(t) Cost of sales

Vehicle

Cost of vehicle revenue includes direct parts, materials, labor costs and manufacturing overheads (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of vehicle revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand, losses on purchase commitments relating to inventory, and impairment charge of property, plant and equipment.

Services and others

Cost of services and others revenue generally includes cost of direct parts, materials, labor costs, installment costs, costs associated with providing non-warranty after-sales services and depreciation of associated assets used for providing the services.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(u) Research and development expenses

All costs associated with research and development ("**R&D**") are expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the years ended December 31, 2022 and 2023, R&D expenses were RMB5,214,836 and RMB5,276,574, respectively.

(v) Selling, general and administrative expenses

Sales and marketing expenses consist primarily of employee compensation and marketing, promotional and advertising expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. For the years ended December 31, 2022 and 2023, advertising costs were RMB577,569 and RMB413,832, respectively, and total sales and marketing expenses were RMB5,028,958 and RMB5,013,734, respectively.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the years ended December 31, 2022 and 2023, general and administrative expenses were RMB1,659,288 and RMB1,545,208, respectively. The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2022 and 2023 were RMB14,775 and RMB16,020, respectively. The auditor's remuneration in relation to non-audit services for the years ended December 31, 2022 and 2023 were RMB1,066 and RMB400, respectively.

(w) Employee benefits

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. There are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB766,915 and RMB750,002 for the years ended December 31, 2022 and 2023, respectively.

2. Summary of Significant Accounting Policies (continued)

(x) Government grants

Government grants relating to interest expense already capitalized are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the related asset useful life through reduced depreciation expense. Government grants relating to interest expense (not capitalized) are initially recognized as other non-current liabilities if the amount is received in advance (of the incurrence of interest expense). Such amounts would then reduce related interest expense when incurred.

Government grants relating to the purchase or construction of property, plant and equipment and intangible assets are accounted for as a reduction in such a capitalized amount with the subsidy benefit reflected over the useful life of related asset through reduced depreciation expenses.

Government grants requiring the performance of certain other business related activities or other required conditions are deferred and recognized in profit or loss when all applicable conditions have been met.

Nonrefundable grants received without further performance or conditions are recognized immediately as other income upon receipt.

(y) Other income, net

For the years ended December 31, 2022 and 2023, other income, net mainly represents government subsidies that are recognized upon receipt in profit or loss of RMB109,168 and RMB465,588, respectively, as further performance by the Group is not required.

2. Summary of Significant Accounting Policies (continued)

(z) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

(aa) Share-based compensation

The Group grants restricted share units ("**RSUs**"), restricted shares and share options (collectively, "**Share-based Awards**") to eligible employees and accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based Awards are measured at the grant date fair value of the awards and recognized as expenses using the graded vesting method or straight-line method, net of estimated forfeitures, if any, over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

2. Summary of Significant Accounting Policies (continued)

(aa) Share-based compensation (continued)

The fair value of the RSUs granted prior to the completion of the IPO was assessed using the income approach/ discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

The fair value of the RSUs granted subsequent to the completion of the IPO is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

(ab) Statutory and other reserves

The Group's subsidiaries and the VIEs established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to PRC's Foreign Investment Enterprises, the Group's subsidiaries registered as wholly owned foreign enterprises have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People's Republic of China ("**PRC GAAP**") to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company's discretion.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (continued)

(ab) Statutory and other reserves (continued)

In addition, in accordance with the Company Laws of the PRC, the VIEs of the Company registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. No reserves are allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

In accordance with PRC law, manufacturing enterprises have to make appropriations for the safety production reserve, pursuant to the policies promulgated by the Ministry of Finance and the Ministry of Emergency Management of the State.

For the years ended December 31, 2022 and 2023, appropriations to the general reserve fund, the statutory surplus fund and safety production reserve amounted to RMB378 and RMB53,610, respectively.

(ac) Comprehensive loss

The Group applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group's comprehensive loss includes net loss and other comprehensive income or loss, which primarily consists of the foreign currency translation adjustment that has been excluded from the determination of net loss.

(ad) Leases

In February 2016, the FASB issued ASC 842, Leases, to require lessees to recognize all leases, with certain exceptions, on the balance sheets, while recognition on the statement of operations will remain similar to lease accounting under ASC 840. Subsequently, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, ASU No. 2018-11, Targeted Improvements, ASU No. 2018-20, Narrow-Scope Improvements for Lessors, and ASU 2019-01, Codification Improvements, to clarify and amend the guidance in ASU No. 2016-02. ASC 842 eliminates real estate-specific provisions and modifies certain aspects of lessor accounting.

2. Summary of Significant Accounting Policies (continued)

(ad) Leases (continued)

(a) As a lessee

The Group early adopted the ASUs as of January 1, 2018 using the cumulative effect adjustment approach. Upon adoption, the Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. In addition, the Group also elected the practical expedient to apply consistently to all of the Group's leases to use hindsight in determining the lease term (that is, when considering lessee options to extend or terminate the lease and to purchase the underlying asset) and in assessing impairment of the Group's right-of-use assets.

The Group recognized lease assets and lease liabilities related to substantially all of the Group's lease arrangements in the consolidated balance sheets. Operating lease assets are included within "Land use rights, net" and "Right-of-use assets, net", and the corresponding operating lease liabilities are included within "Operating lease liabilities, current portion" for the current portion, and within "Operating lease liabilities" for the long-term portion on the consolidated balance sheets as of December 31, 2022 and 2023. Finance lease assets are included within "Property, plant and equipment, net" and the corresponding finance lease liabilities are included within "Finance lease liabilities, current portion" for the current portion, and within "Finance lease liabilities" for the long-term portion on the consolidated balance sheets as of December 31, 2022 and 2023.

The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component.

The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term. All other lease assets and lease liabilities are recognized based on the present value of lease payments over the lease term at commencement date. Because most of the Group's leases do not provide an implicit rate of return, the Group uses the Group's incremental borrowing rate based on the information available at adoption date or lease commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

2. Summary of Significant Accounting Policies (continued)

(ad) Leases (continued)

(b) As a lessor

The Group provides vehicle leasing services to customers under operating lease. The Group recognizes the lease payments as vehicle leasing income in profit or loss over the lease term on a straight-line basis.

The vehicle leasing income was immaterial for the years ended December 31, 2022 and 2023, respectively.

The Group classifies a lease as a sales-type when the lease meets any of one of the following criteria at lease commencement:

i. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
ii. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
iii. The lease term is for the major part of the remaining economic life of the underlying asset.
iv. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
v. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

For a sales-type lease, when collectability is probable at lease commencement, the Group derecognizes the underlying asset, recognizes the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset and recognizes in net income any selling profit or loss based on the business model. The net investment in the lease is presented as "Financial lease receivables, net", which is included within "Other current asset" for the current portion, and within "Other non-current asset" for the long-term portion on the consolidate balance sheets as of December 31, 2023. Finance lease receivables are carried at amortized cost comprising of original financing lease, net of unearned income. Interest income is recognized in financing income over the lease term using the interest method.

The Group provides a 15-year lease of a factory under a sales-type lease. As of December 31, 2023, total finance lease receivable related to this lease amounted to RMB240,023.

2. Summary of Significant Accounting Policies (continued)

(ae) Dividends

Dividends are recognized when declared. No dividend was declared for the years ended December 31, 2022 and 2023, respectively.

(af) Earnings (losses) per share

Basic earnings (losses) per share is computed by dividing net income (loss) attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings (losses) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested RSUs and contingently issuable shares relating to the contingent consideration. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ag) Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("**CODM**") has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group's long-lived assets are substantially located in the PRC, no segment geographical information is presented.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

3. Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2023, the Financial Accounting Standards Board ("**FASB**") issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("**CODM**") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment's performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Group are currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group's consolidated financial statements, once adopted.

4. Concentration and Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, substantially all of the Group's cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits were placed with certain reputable financial institutions in the PRC and overseas. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions' reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits would be chosen with similar criteria for soundness. Bank failure is uncommon in the PRC and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash, short-term deposits, short-term investments, long-term deposits and restricted long-term deposits are financially sound based on publicly available information.

(b) Foreign currency exchange rate risk

The revenues and expenses of the Group's entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The Group's overseas financing activities are denominated in U.S. dollars. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies.

5. Business Combination

On August 27, 2023, the Company entered into a share purchase agreement ("**SPA**") with DiDi Global Inc. ("**DiDi**") and Da Vinci Auto Co. Limited ("**Target HoldCo**", a direct and wholly-owned subsidiary of DiDi), pursuant to which the Company agreed to acquire and DiDi agreed to cause the Target HoldCo to sell the entire issued share capital of Xiaoju Smart Auto Co. Limited and its wholly-owned subsidiaries ("**Xiaoju Group**"), which were engaged in certain smart auto business that develops, designs and engineers A class automobile vehicles ("**DiDi's smart auto business**").

The Group believes that the acquisition of DiDi's smart auto business will increase the Group's brand exposure and customer reach through DiDi's platform, which will in turn result in commercial growth and opportunities in new international markets.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Business Combination (continued)

On November 13, 2023, the closing of the acquisition has been completed and the Company acquired an 100% equity interest in Xiaoju Group with a total purchase consideration of RMB3,782,206, after which Xiaoju Group became wholly-owned subsidiaries of the Company.

The following table summarizes the components of the purchase consideration transferred based on the closing price of the Company's common share of US$7.83 per share as of the acquisition date:

	As of acquisition date
Fair value of ordinary shares issued on the acquisition date[i]	**3,087,849**
Fair value of contingent consideration related to SOP Milestone[ii]	**260,546**
Fair value of contingent consideration related to Earn-Out Period Milestone[iii]	**433,811**
Total Consideration	**3,782,206**

(i) The Company issued 58,164,217 Class A ordinary shares to DiDi on the acquisition date. A portion of the fair value for the shares issued, in the amount of RMB180,696 was attributed to a prepayment for subsequent technical support and advertising services to be provided by DiDi to the Group. Accordingly, this amount was not included in the total consideration of the acquisition.

(ii) SOP Milestone refers to the start of production ("**SOP**") of the new vehicle model ("**Qualified New Model**") specified in the SPA for sales and delivery to ordinary customers. The acquisition of DiDi's smart auto business includes a contingent consideration arrangement that requires an additional 4,636,447 Class A ordinary shares to be issued to DiDi if the SOP Milestone is met, which was classified as equity. In estimating the acquisition date fair value of the contingent consideration related to the SOP Milestone, the Company anticipated that the SOP Milestone would be met and the Company will issue these additional 4,636,447 Class A ordinary shares to DiDi upon the date of the SOP.

(iii) The acquisition of DiDi's smart auto business also includes a contingent consideration arrangement that requires additional Class A ordinary shares to be issued to DiDi based on (i) the aggregate delivery volume of the Qualified New Model within the 13-month period immediately following the start of delivery ("**First Earn-Out Period**") reaching 100,000 at any time during the period, or (ii) the aggregate delivery volume of the Qualified New Model within the 12-month period immediately following the expiry of the First Earn-Out Period reaching 100,000 at any time during the period, both of which is defined as "Earn-Out Period Milestone". The range of shares to be issued related to the Earn-Out Period Milestone is between nil and 28,331,126, leading to the range of fair value of the contingent consideration between nil and RMB1,592,071 on the acquisition date. The Group estimated the acquisition date fair value of the contingent consideration related to the Earn-Out Period Milestone, which is classified as a derivative liability, based on the total contingent shares to be issued, considering projected delivery volume, and the closing price of the Company's common share on the acquisition date. As of December 31, 2023, the fair value of the contingent consideration related to the Earn-Out Period Milestone was RMB393,473, with a fair value gain of RMB29,339 recorded in the consolidated statements of comprehensive loss, and the range of fair value of the contingent consideration was between nil and RMB1,463,821, which was mainly due to the change in the Company's stock price.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Business Combination (continued)

The acquisition was accounted for as a business combination. The Group made estimates and judgements in determining the fair values of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The consideration was allocated on the acquisition date as follows:

	As of acquisition date
Intangible assets	
— VPT (Note 11)	**2,586,911**
— VMTUD (Note 11)	**609,170**
— Software	**9,570**
Cash and cash equivalents	**684,214**
Prepayments and other current assets	**254,402**
Property and equipment, net	**113,818**
Deferred tax assets	**453,125**
Other non-current assets	**127,256**
Accounts and notes payable	**(30,473)**
Accruals and other liabilities	**(255,483)**
Deferred tax liabilities	**(804,410)**
Goodwill	**34,106**
Total	**3,782,206**

The Group estimated the fair value of acquired VPT using the relief from royalty method. The value is estimated as the present value of the after-tax cost savings at an appropriate discount rate. In terms of the fair value of the acquired VMTUD, which was initially recognized as in-process research and development asset, the multi-period excess earnings method was used. The value is estimated as the present value of the earnings calculated at an appropriate discount rate. The Group's determination of the fair values of acquired VPT and VMTUD involved the use of estimates and assumptions related to projected revenues, royalty rate and discount rates.

The goodwill was mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, including synergies which result from the assembled work force and the benefits of the strategic partnership with DiDi. None of the goodwill recognized is expected to be deductible for income tax purposes.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

5. Business Combination (continued)

Pro forma information of the acquisition

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2022 and 2023 of the Group as if the acquisition had occurred on January 1, 2022. The unaudited pro forma information includes: (i) amortization associated with estimates for the acquired intangible assets and corresponding deferred tax asset and liability; (ii) removal of the transaction costs related to the acquisition and (iii) the associated tax impact on these unaudited pro forma adjustments. The following pro forma financial information is presented for informational purpose only and is not necessarily indicative of the results that would have occurred had the acquisition been completed on January 1, 2022, nor is it indicative of future operating results.

	For the year ended December 31,	
	2022	2023
Pro forma net revenues	26,855,119	**30,856,674**
Pro forma net loss	(12,035,550)	**(14,066,681)**

Since the acquisition date, Xiaoju Group contributed nil to the Group's consolidated revenue and RMB47,655 to the Group's consolidated net loss for the year ended December 31,2023, respectively.

6. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The three-tiered fair value hierarchy, which prioritizes which inputs should be used in measuring fair value, is comprised of: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than quoted prices in active markets that are observable either directly or indirectly and (Level III) unobservable inputs for which there is little or no market data. The fair value hierarchy requires the use of observable market data when available in determining fair value.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

6. Fair Value of Financial Instruments (continued)

Fair value measurements on a recurring basis

Assets and liabilities that were measured at fair value on a recurring basis were as follows:

	As of December 31, 2022				As of December 31, 2023			
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
Assets								
Short-term investments[i] (Note 2(k))	1,262,129	–	1,262,129	–	**781,216**	**–**	**781,216**	**–**
Debt investments[ii] (Note 14)	1,626,131	–	–	1,626,131	**1,228,595**	**–**	**–**	**1,228,595**
Equity investments with readily determinable fair values[iii] (Note 14)	112,641	112,641	–	–	**104,972**	**104,972**	**–**	**–**
	3,000,901	112,641	1,262,129	1,626,131	**2,114,783**	**104,972**	**781,216**	**1,228,595**
Liability								
Derivative liability relating to the contingent consideration[iv] (Note 5)	–	–	–	–	**393,473**	**–**	**–**	**393,473**

(i) Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value of short-term investments is estimated based on the quoted prices of similar financial products provided by banks at the end of each period (Level II).

(ii) Debt investments do not have readily determinable market values and are categorized as Level III in the fair value hierarchy. The Group uses a combination of valuation methodologies, including the equity allocation model, market and income approaches based on the Group's best estimate, which are determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of comparable companies.

(iii) Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

(iv) Derivative liability relating to the contingent consideration is valued based on (i) the quoted prices in active markets at the reporting date and (ii) an estimation on potential issuance of the Company's ordinary shares relating to the contingent consideration from business combination. The Group classifies the valuation techniques that use these inputs as Level III of fair value measurements.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

6. Fair Value of Financial Instruments (continued)

Fair value measurements on a non-recurring basis

The Group measures investments without readily determinable fair value (Note 14(i)) on a non-recurring basis when fair value changes can be determined based upon observable and relevant market information. Related adjustments (impairment related) are recorded as appropriate based upon such observable information. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, it adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the backsolve method based on the equity allocation model with adoption of some key parameters such as risk-free rate, equity volatility, probability of each scenario and dividend yield, which are significant unobservable inputs (Level III).

7. Accounts and Notes Receivable, net

	As of December 31,	
	2022	2023
Accounts receivable, net	3,855,851	**2,689,310**
Notes receivable	16,995	**26,906**
Total	3,872,846	**2,716,216**

Accounts receivable consisted of the following:

	As of December 31,	
	2022	2023
Accounts receivable, gross	3,876,103	**2,706,480**
Allowance for doubtful accounts	(20,252)	**(17,170)**
Accounts receivable, net	3,855,851	**2,689,310**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

7. Accounts and Notes Receivable, net (continued)

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of December 31,	
	2022	2023
0–3 months	163,327	**586,876**
3–6 months	341,293	**7,290**
6–12 months	801,331	**4,380**
Over 1 year	2,570,152	**2,107,934**
Accounts receivable, gross	3,876,103	**2,706,480**

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of December 31,	
	2022	2023
0–3 months	16,995	**26,906**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

8. Inventory

Inventory consisted of the following:

	As of December 31,	
	2022	2023
Finished goods	3,059,567	**3,661,299**
Raw materials	1,449,596	**1,834,082**
Work-in-process	12,210	**30,831**
Total	4,521,373	**5,526,212**

Finished goods primarily consist of vehicles ready for transit at production factory, vehicles in transit to fulfill customer orders, new vehicles available for immediate sale at its delivery and service centers and charging piles.

Raw materials primarily consist of materials for volume production as well as spare parts used for aftersales services.

Work-in-process primarily consist of vehicles in production which will be transferred into production cost when incurred.

For the years ended December 31, 2022 and 2023, write-downs of inventories to net realizable value, recognized in cost of sales, amounted to RMB220,319 and RMB1,054,711, (out of which RMB77,310 was for the excess of dedicated raw materials as a result of the cessation of production of the G3i and upgrades of existing models), respectively. For the impact of accelerated depreciation and loss on purchase commitments due to the cessation of production and upgrades of certain models, please refer to Note 10(iii) and Note 17, respectively.

9. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,	
	2022	2023
Deductible input value-added tax	1,359,581	**1,521,488**
Prepayments	587,289	**395,022**
Deposits	92,023	**125,451**
Receivables from third party online payment service providers	38,201	**36,939**
Finance lease receivables, current portion, net (Note 20)	—	**11,100**
Others	388,990	**399,339**
Total	2,466,084	**2,489,339**

Prepayments primarily consist of prepayments for raw materials, marketing and consulting services provided by suppliers.

Deposits primarily consist of deposits for short-term leases and the deposits to suppliers for guarantee of procurement.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,	
	2022	2023
Machinery and equipment	2,589,709	**4,647,957**
Buildings[(i)(ii)]	2,206,923	**4,125,849**
Molds and toolings	1,505,876	**2,179,681**
Vehicles	867,434	**898,607**
Leasehold improvements	681,341	**695,972**
Construction in process[(i)]	3,858,358	**663,640**
Computer and electronic equipment	282,082	**388,071**
Charging infrastructure	369,994	**385,832**
Others	130,864	**226,905**
Sub-total	12,492,581	**14,212,514**
Less: Accumulated depreciation[(iii)]	(1,788,193)	**(3,151,019)**
Less: Impairment[(iv)]	(97,643)	**(107,010)**
Property, plant and equipment, net	10,606,745	**10,954,485**

The Group recorded depreciation expenses of RMB915,481 and RMB1,645,760 for the years ended December 31, 2022 and 2023, respectively.

(i) Construction in progress primarily consists of the construction of Guangzhou Xiaopeng technology park, Wuhan, Guangzhou and Zhaoqing manufacturing plants, molds, toolings, machinery and equipment relating to the manufacturing of the Group's vehicles. For the years ended December 31, 2022 and 2023, the Group capitalized RMB84,998 and RMB107,415 of gross interest expenses, respectively. Government grants related to capitalized interest expense were accounted for as a reduction of such amounts capitalized in connection with the construction of the manufacturing plants. The benefits of these grants will be reflected through reduced depreciation charges over the useful lives of these assets. Government grants relating to expensed interest are recognized as a liability if received in advance (of the incurrence of the interest expense). Such amounts, when recognized, will reduce the respective interest expense to which the subsidies relate. In September 2022, the construction of the first phase of Guangzhou manufacturing equipment had been completed and transferred to respective fixed assets. In May 2023, the construction of the first phase of Wuhan buildings and manufacturing equipment had been completed and transferred to respective fixed assets.

(ii) The Group entered into a lease contract with Guangzhou GET New Energy Technology Co., Ltd. ("**Guangzhou GET New Energy**") to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the lease asset for the plant was recorded with the amount of RMB1,001,820, being the present value of the lease payment and the exercise price of the purchase obligation (Note 20).

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

10. Property, Plant and Equipment, Net (continued)

Property, plant and equipment, net, consisted of the following (continued):

(iii) For the year ended December 31, 2023, the Company completed an assessment of the estimated units of production of certain molds and toolings and the useful lives of certain production facilities, all of which can only be used for certain vehicle production. The Company's assessment in 2023, which considered the planned cessation or upgraded of certain vehicle production, indicated that certain production facilities directly used for certain vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities as well as its estimates of the production volume of certain molds and toolings. These changes in estimates are accounted for on a prospective basis with an acceleration of recorded depreciation expense for impacted production facilities and molds and toolings. The Company recorded an accelerated depreciation expense of RMB295,930 related to these changes in estimates for the year ended December 31, 2023.

(iv) The accumulated impairment loss was RMB97,643 and RMB107,010 as of December 31, 2022 and 2023, respectively, primarily due to the upgrade of vehicles.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Intangible Assets, Net

Intangible assets, net consisted of the following:

	As of December 31, 2022				As of December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Impairment Amount[iv]	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Impairment Amount[iv]	Net Carrying Amount
Finite-lived intangible assets								
VPT[i]	—	—	—	—	**2,586,911**	**(43,115)**	**—**	**2,543,796**
Robotics platform technology[ii]	—	—	—	—	**777,711**	**(19,443)**	**—**	**758,268**
Software	389,409	(120,766)	(26,418)	242,225	**542,335**	**(287,943)**	**(35,130)**	**219,262**
License of maintenance and overhauls	2,290	(2,290)	—	—	**2,290**	**(2,290)**	**—**	**—**
Others[iii]	—	—	—	—	**12,033**	**(417)**	**—**	**11,616**
Total finite-lived intangible assets	391,699	(123,056)	(26,418)	242,225	**3,921,280**	**(353,208)**	**(35,130)**	**3,532,942**
Indefinite-lived intangible assets								
VMTUD[i]	—	—	—	—	**609,170**	**—**	**—**	**609,170**
Manufacturing license	494,000	—	—	494,000	**494,000**	**—**	**—**	**494,000**
Surveying and mapping qualification	250,000	—	—	250,000	**250,000**	**—**	**—**	**250,000**
Others[iii]	56,747	—	—	56,747	**62,880**	**—**	**—**	**62,880**
Total indefinite-lived intangible assets	800,747	—	—	800,747	**1,416,050**	**—**	**—**	**1,416,050**
Total intangible assets	1,192,446	(123,056)	(26,418)	1,042,972	**5,337,330**	**(353,208)**	**(35,130)**	**4,948,992**

The Group recorded amortization expense of RMB65,714 and RMB230,501 for the years ended December 31, 2022 and 2023, respectively.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

11. Intangible Assets, Net (continued)

Total future amortization expenses for finite-lived intangible assets were estimated as follows:

Within 1 year	478,432
Between 1 and 2 years	387,426
Between 2 and 3 years	358,742
Between 3 and 4 years	345,978
Between 4 and 5 years	340,744
Thereafter	1,621,620
Total	3,532,942

(i) The useful life of VPT acquired in the business combination of Xiaoju Group (Note 5) is assessed to be 10 years. The VMTUD acquired through business combination is considered indefinite-lived until the completion of the associated research and development efforts and a determination related to commercial feasibility. At such time, the Group will determine the related useful life and method of amortization. Research and development expenditures that are incurred after the acquisition, including those for completing the research and development activities, are expensed as incurred. No impairment was recognized for these assets as of December 31, 2023.

(ii) Dogotix Inc. ("**Dogotix**") is primarily engaged in research and development of robots with human-robot interaction functions since 2021. On September 29, 2023, the Group entered into share purchase agreements to acquire 74.82% of the equity interest of Dogotix for a cash consideration of US$98.96 million (approximated to RMB710 million). Upon completion of the acquisition on October 9, 2023, Dogotix became a wholly-owned subsidiary of the Group. The fair value of the 25.18% equity interest in Dogotix previously held by the Group amounted to RMB205 million at the acquisition date. The total consideration amounted to RMB915 million. Substantially all of the fair value of the gross assets (excluding cash and cash equivalents, deferred tax assets, and consideration transferred in excess resulting from the effects of deferred tax liabilities) acquired was concentrated in the robotics platform technology. The acquisition was determined to be an asset acquisition for accounting purposes. The Group accounted for the acquisition of the robotics platform technology as an intangible asset with a total cost of RMB778 million. The useful life of this asset is assessed as 10 years. No impairment was recognized for the asset as of December 31, 2023.

(iii) As of December 31, 2023, other finite-lived intangible assets included trademarks, domain names and patents amounting to RMB2,626, RMB2,554 and RMB6,436, respectively. As of December 31, 2022, other indefinite-lived intangible assets included license plate amounting to RMB34,747 and insurance agency qualification amounting to RMB22,000. As of December 31, 2023, other indefinite-lived intangible assets included license plate amounting to RMB40,880 and insurance agency qualification amounting to RMB22,000.

(iv) Impairment losses of RMB26,418 and RMB8,712 were recognized for the years ended December 31, 2022 and 2023, respectively, primarily due to the phase out of certain software.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

12. Land Use Rights, Net

Land use rights and related accumulated amortization consisted of the following:

	As of December 31,	
	2022	2023
Land use rights	2,822,757	**2,913,098**
Less: Accumulated amortization	(74,903)	**(123,731)**
Total land use rights, net	2,747,854	**2,789,367**

For the years ended December 31, 2022 and 2023, the Group acquired land use rights of RMB2,202,692 and RMB90,341, respectively, to build plants and buildings for its manufacturing of vehicles and daily operation.

The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant and further had an obligation to purchase the plant and underlying land use right at the construction cost at the end of lease term. On July 1, 2022, the lease commencement date, the right of use asset for the land was recorded with the amount of RMB389,508, being the present value of the lease payment and the exercise price of the purchase obligation (Note 20).

The Group recorded amortization expenses for land use rights of RMB50,309 and RMB48,828 for the years ended December 31, 2022 and 2023, respectively.

13. Installment Payment Receivables, Net

Installment payment receivables relating to the installment payments for vehicles and batteries from customers consisted of the following:

	As of December 31,	
	2022	2023
Current portion of installment payment receivables, net	1,294,665	**1,881,755**
Non-current portion of installment payment receivables, net	2,188,643	**3,027,795**
Total	3,483,308	**4,909,550**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

13. Installment Payment Receivables, Net (continued)

Installment payment receivables consisted of the following:

	As of December 31,	
	2022	2023
Current portion of installment payment receivables	1,328,283	**1,929,463**
Non-current portion of installment payment receivables	2,243,169	**3,102,488**
Allowance for doubtful accounts	(88,144)	**(122,401)**
Total	3,483,308	**4,909,550**

The Group recognized interest income resulting from installment payment sales of RMB204,765 and RMB278,199 for the years ended December 31, 2022 and 2023, respectively.

Payment maturity analysis of installment payment receivables for vehicles and batteries for each of the next five years and a reconciliation of the gross receivables to the present value are as follows:

	As of December 31, 2023
Within 1 year	**1,985,380**
Between 1 and 2 years	**1,553,474**
Between 2 and 3 years	**1,088,336**
Between 3 and 4 years	**677,517**
Between 4 and 5 years	**313,795**
Thereafter	**1,586**
Total receivables of installment payments	**5,620,088**
Less: Unrealized finance income	**(588,137)**
Installment payment receivables, gross	**5,031,951**
Less: Allowance for installment payment receivables	**(122,401)**
Installment payment receivables, net	**4,909,550**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Long-term investments

Long-term investments consisted of the following:

	Equity investments without readily determinable fair values[i]	Equity investments with readily determinable fair values[ii]	Debt investments[iii]	Equity method investments[iv]	Total
Balance as of December 31, 2021	210,354	—	1,338,822	—	1,549,176
Additions	—	191,981	209,451	329,045	730,477
Investment gain (loss)	95,752	(78,282)	7,592	—	25,062
Share of results of equity method investees[iv]	—	—	—	4,117	4,117
Changes from equity investment to debt investment[iii]	(116,129)	—	116,129	—	—
Disposals (Note 28(5))	—	—	(165,000)	—	(165,000)
Foreign currency translation	1,023	(1,058)	119,137	32,098	151,200
Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Long-term investments (continued)

	Equity investments without readily determinable fair values[i]	Equity investments with readily determinable fair values[ii]	Debt investments[iii]	Equity method investments[iv]	Total
Balance as of December 31, 2022	191,000	112,641	1,626,131	365,260	2,295,032
Additions	**—**	**—**	**—**	**127,018**	**127,018**
Changes from debt investments to equity investments without readily determinable fair values[i]	**57,832**	**—**	**(57,832)**	**—**	**—**
Investment loss	**(50,826)**	**(7,989)**	**(165,549)**	**—**	**(224,364)**
Share of results of equity method investees[iv]	**—**	**—**	**—**	**54,740**	**54,740**
Transfer[iii]	**—**	**—**	**(204,836)**	**—**	**(204,836)**
Foreign currency translation	**—**	**320**	**30,681**	**6,342**	**37,343**
Balance as of December 31, 2023	**198,006**	**104,972**	**1,228,595**	**553,360**	**2,084,933**

(i) Equity investments without readily determinable fair values

In December 2021, the Group acquired a minority common equity interest in a company, engaged in manufacturing of batteries for new energy vehicles for a total cash consideration of RMB190,000. The equity interests in common stock do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment.

In April 2022, the Group acquired a minority preferred equity interest in a company engaged in research, development, production and sales of batteries for new energy vehicles for a total cash consideration of RMB50,000, which were redeemable merely by the passage of time at the option of the Group as a holder. Accordingly, the Group elected to account for this investment under the fair value option model. In May 2023, upon completion of the modification in the investee's shareholding structure, the preferred shares held by the Group were converted into common shares, which do not have readily determinable fair values because the investee is a privately held company. Accordingly, the Group reclassified this investment from debt securities to equity securities at the fair value of RMB57,832 upon the modification, and elected to use the measurement alternative under ASC 321 to measure this investment. The difference in the carrying value and the fair value of this investment immediately before the modification was immaterial.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Long-term investments (continued)

(i) Equity investments without readily determinable fair values (continued)

For equity investments accounted for using the measurement alternative as of December 31, 2023, the Company recorded cumulative upward adjustments of RMB39,107 and cumulative downward adjustments due to impairments of RMB89,933. For these investments, the Company recorded upward adjustments of RMB39,107 and downward adjustments due to impairments of RMB89,933 in earnings during the year ended December 31, 2023.

(ii) Equity investments with readily determinable fair values

In December 2021, the Group prepaid RMB50,000 as a subscription for a minority equity interest in common shares of a company engaged in research, development, production and sales of semiconductors, which was converted into common shares in January 2022.

In October 2022, the Group paid HK$156,982 (equivalent to RMB141,981 as of the injection date) to acquire a minority equity interest in common shares of a company engaged in research, development, production and sales of batteries for new energy vehicles.

The minority equity interests in common shares have readily determinable fair values because the investees are listed companies and the Group does not have the ability to exercise significant influence over these investments. Accordingly, the Group accounted for them at fair value based on the quoted prices in active markets.

(iii) Debt investments

Investment in HT Flying Car Inc. ("Huitian")

Huitian is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research, development, production and sales of flying vehicles. In January 2021, the Group acquired minority preferred equity interests of Huitian ("**Huitian's Series Angel preferred shares**"), a related party of the Group, for a total consideration of RMB24,551 during Huitian's Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee's common stock. Huitian's Series Angel preferred shares investment are considered equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, upon the acquisition of the minority preferred equity interests of Huitian, the Group elected to use the measurement alternative under ASC 321 to measure such investment.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Long-term investments (continued)

(iii) Debt investments (continued)

Investment in HT Flying Car Inc. ("Huitian") (continued)

In October 2021, the Group further invested US$90,000, equivalent to RMB574,146 as of the injection date, into Huitian during Huitian's A round of fund raising. Among this investment, US$70,000 was in form of preferred shares ("**Huitian's Series A preferred shares**") and US$20,000 was in form of a convertible bond. Concurrently, Huitian's Series Angel preferred shares previously acquired by the Group in January 2021 were modified to align with the terms of the newly invested Huitian's Series A preferred shares. The Group concluded that both Huitian's Series Angel and Series A preferred shares investment are debt securities since Huitian's Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group.

In anticipation of the change in accounting model applicable to Huitian's Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Huitian's Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Huitian's Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB591,506 between the carrying value and the fair value of Huitian's Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Huitian's Series Angel preferred shares from equity securities to debt securities upon the modification. The modified Huitian's Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings. In addition, the convertible bond (acquired in October 2021) held by the Group in Huitian was also accounted for under the fair value option model.

Investment in Dogotix

Dogotix is a company incorporated in the Cayman Islands with limited liability and is mainly engaged in research and development of robots with human-robot interaction function. In April 2021, the Group acquired minority preferred equity interests of Dogotix ("**Dogotix's Series Angel preferred shares**"), a related party of the Group, for a total cash consideration of RMB19,900 during Dogotix's Angel round of fund raising. The equity interests were not considered to be in-substance common stock as the preferred stock has substantive liquidation preference over the investee's common stock.

The investment is considered as equity securities that do not have readily determinable fair values given that it is a privately held company. Accordingly, the Group elected to use the measurement alternative under ASC 321 to measure such investment. In October 2021, the Group acquired Dogotix's convertible bonds in the amount of US$6,440 (equivalent to RMB41,258 as of the injection date) and elected to account for this investment at fair value option model.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Long-term investments (continued)

(iii) Debt investments (continued)

Investment in Dogotix (continued)

In July 2022, the Group further invested US$14,000 (equivalent to RMB94,451 as of the injection date) into Dogotix's preferred shares during its A round of fund raising ("**Dogotix's Series A preferred shares**"). Concurrently, Dogotix's Series Angel preferred shares previously acquired by the Group in 2021 were modified to align with the terms of the newly invested Dogotix's Series A preferred shares. The Group concluded that both Dogotix's Series Angel and Series A preferred shares investment are debt securities since Dogotix's Series Angel (with now modified terms) and Series A preferred shares held by the Group are redeemable merely by the passage of time and redeemable at the option of the Group. In addition, the convertible bond (acquired in October 2021) held by the Group in Dogotix was converted into Series A preferred shares in July 2022 and accounted for as debt investments under the fair value option model.

In anticipation of the change in accounting model applicable to Dogotix's Series Angel preferred shares as a result of the modification, the Group opted to change its measurement accounting policy relating to Dogotix's Series Angel preferred shares as permitted by ASC 321, and elected to measure the original Dogotix's Series Angel preferred shares at fair value immediately before the modification (discussed in the preceding paragraph). The difference of RMB95,752 between the carrying value and the fair value of Dogotix's Series Angel preferred shares immediately before the modification was recognized in earnings. The Group then reclassified Dogotix's Series Angel preferred shares amounting to RMB116,129 from equity securities to debt securities upon the modification. The modified Dogotix's Series Angel preferred shares investment together with the new Series A preferred shares investment will be measured on an ongoing basis at fair value with changes recognized in earnings.

On October 9, 2023, the Group completed the acquisition of the remaining equity interest in Dogotix and Dogotix became a wholly owned subsidiary of the Group (Note 11(ii)). Upon the completion of the acquisition, the fair value of the previously held equity interest in Dogotix, classified as a debt investment amounting to RMB204,836, was derecognized and Dogotix was consolidated within the Group's financial position and results.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

14. Long-term investments (continued)

(iii) Debt investments (continued)

Other principal debt investments

In December 2021, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of LiDAR for a total cash consideration of RMB100,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB100,000 to a related party in April 2022 (Note 28(5)).

In January 2022, the Group acquired minority preferred equity interests of a company engaged in research, development, production and sales of semiconductors for a total cash consideration of RMB65,000. Subsequently, the Group disposed of this debt investment for a cash consideration of RMB65,000 to a related party in October 2022(Note 28(5)).

The preferred shares held by the Group in connection with above each investment are debt securities as they become redeemable merely by the passage of time and are redeemable at the option of the Group as a holder. Accordingly, the Group elected to account for these investments under the fair value option model.

(iv) Equity Method Investments

In March 2022, the Company and other third party investors jointly set up an offshore investment fund ("**Fund**"), named Rockets Capital L.P., for the purpose of making investments in companies and businesses engaging in high technology sectors. The Company subscribed for a commitment of US$150,000 to the Fund and invested consideration of US$51,874 (equivalent to RMB329,045 as of the injection date) and US$69,965 (equivalent to RMB456,063 as of the injection date) into the Fund as of December 31, 2022 and 2023, respectively. The Company held a 60.7% financial interests in the Fund as a limited partner while the other 39.3% financial interests were held by other third party investors as of December 31, 2022 and 2023.

Based on the Company's assessment under ASC 810-10-15-14, the investment fund (a limited partnership) is considered to be a VIE for accounting purposes. The Company is not considered the primary beneficiary of the investment due to the fact that the Company does not possess the power to direct activities of the Fund that would mostly impact its economics performance. As a result, the Company accounts for its 60.7% financial interests in the Fund using the equity method of accounting pursuant to ASC 323-30 considering that the Company has significant influence over the operating and investing activities of the Fund.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

15. Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,	
	2022	2023
Finance lease receivables, non-current portion, net (Note 20)	—	**205,118**
Deposits[i]	151,914	**120,354**
Prepayments for purchase of property and equipment	47,258	**118,945**
Non-current portion of prepayments for advertising and technical support services (Note 5)	—	**87,656**
Goodwill (Note 5)	—	**34,106**
Others	2,099	**9,971**
Total	201,271	**576,150**

(i) Deposits primarily consist of deposits for offices and retail and service centers whose lease expiration dates are not within one year.

16. Accounts and Notes Payable

Accounts and notes payable consisted of the following:

	As of December 31,	
	2022	2023
Accounts payable	7,269,757	**13,491,144**
Notes payable	6,953,099	**8,719,287**
Total	14,222,856	**22,210,431**

The Group normally receives credit terms of 0 days to 180 days from its suppliers.

An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of December 31,	
	2022	2023
0–3 months	6,011,186	**11,953,357**
3–6 months	858,875	**1,048,031**
6–12 months	283,516	**285,234**
Over 1 year	116,180	**204,522**
Total	7,269,757	**13,491,144**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

16. Accounts and Notes Payable (continued)

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of December 31,	
	2022	2023
0–3 months	2,850,427	**5,995,953**
3–6 months	4,060,930	**2,723,334**
6–12 months	41,742	**—**
Total	6,953,099	**8,719,287**

17. Accruals and Other Liabilities

Accruals and other liabilities consisted of the following:

	As of December 31,	
	2022	2023
Payables for purchase of property, plant and equipment	1,624,432	**1,723,130**
Payables for R&D expenses	1,023,344	**1,085,353**
Employee compensation payables	729,806	**939,023**
Accrued expenses	417,396	**598,423**
Debt from a third party investor (Note 19(i))	—	**541,918**
Deposits from third parties	386,412	**501,197**
Payables for marketing events	483,059	**368,163**
Tax payables	51,147	**350,263**
Accrued cost of purchase commitments[i]	—	**285,519**
Warranty provisions	216,260	**219,988**
Advance from customers	113,730	**100,281**
Refundable deposit from customers	26,806	**61,717**
Interest payables	39,082	**44,526**
Others	472,355	**760,694**
Total	5,583,829	**7,580,195**

Accrued expenses primarily included receipts of goods and services that the Group had not been invoiced yet. As the Group are invoiced for these goods and services, this balance will decrease and accounts payable will increase.

(i) For the year ended December 31, 2023, in response to the planned cessation of the G3i and upgrades of certain models, the Group recorded the loss on purchase commitments mainly related to raw materials that are specifically related to these models with amount of RMB285,519.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Borrowings

Borrowings consisted of the following:

	As of December 31,	
	2022	2023
Current		
Short-term borrowings:		
Bank loans[i]	2,419,210	**3,889,100**
Long-term borrowings, current portion:		
Bank loans[ii]	124,500	**934,976**
Asset-backed securities[iii]	637,359	**185,864**
Asset-backed notes[iv]	—	**242,995**
Total current borrowings	3,181,069	**5,252,935**
Non-Current		
Long-term borrowings:		
Bank loans[ii]	4,328,880	**5,562,837**
Other loans[ii]	100,000	**—**
Asset-backed securities[iii]	184,177	**—**
Asset-backed notes[iv]	—	**87,945**
Total non-current borrowings	4,613,057	**5,650,782**
Total borrowings	7,794,126	**10,903,717**

(i) Short-term bank loans

As of December 31, 2022, the Group had short-term borrowings from banks in the PRC of RMB2,419,210 in aggregate. The effective interest rate of these borrowings was 3.53% per annum. As of December 31, 2023, the Group had short-term borrowings from banks in the PRC of RMB3,889,100 in aggregate. The effective interest rate of these borrowings was 2.62% per annum. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB203,777 as of December 31, 2023, which are classified as "Restricted long-term deposits".

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Borrowings (continued)

(ii) Long-term bank and other loans

In May 2017, Zhaoqing XPeng obtained a facility, specified for financing the expenditures of the construction of Zhaoqing manufacturing plant, of up to RMB1,600,000 from Zhaoqing High-tech Zone Construction Investment Development Co., Ltd. ("**Zhaoqing High-tech Zone**"). In December 2020, RMB800,000 out of the RMB1,600,000 borrowings from Zhaoqing High-tech Zone was repaid and concurrently a borrowing equivalent to RMB800,000 was obtained from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. In 2021, the principal amount of RMB700,000 out of the RMB800,000 loans from Zhaoqing High-tech Zone had been repaid before the original due date, and the remaining RMB100,000 loans had been repaid on December 25, 2023 before the maturity date.

Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. For the years ended December 31, 2022 and 2023, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant or to reduce the related interest expenses as incurred, if any.

As a result, the balance of the loans due to Zhaoqing High-tech Zone amounted to RMB100,000 and nil as of December 31, 2022 and 2023, respectively. The bank loans amounted to RMB784,000 and RMB776,000 as of December 31, 2022 and 2023, respectively. The effective interest rate of the loans from Zhaoqing High-tech Zone was 4.90% as of December 31, 2022. The effective interest rate of the loans from the bank was 4.98% per annum as of December 31, 2022 and December 31, 2023, respectively. The principal amount of RMB8,000 and RMB8,000 of the bank loans will be due within one year and was classified to "Long-term borrowings, current portion" as of December 31, 2022 and 2023, respectively.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd. obtained a facility, specified for financing the expenditures of the construction of Guangzhou manufacturing plant, of up to RMB1,120,000 from a bank in the PRC. As of December 31, 2022 and 2023, RMB797,980 and RMB838,858 had been drawn from the bank with an effective interest rate of 5.30% and 4.99% per annum, respectively. For the years ended December 31, 2022 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government, if any. As of December 31, 2022 and 2023, the principal amount of nil and RMB10,000 of the bank loans will be due within one year and was classified to "Long-term borrowings, current portion", respectively.

In September 2021, Wuhan Xiaopeng obtained a facility, specified for financing the expenditures of the construction of Wuhan manufacturing plant, of up to RMB3,000,000 from a syndicate of banks in the PRC. As of December 31, 2022 and 2023, RMB1,706,400 and RMB2,035,520 had been drawn from the banks with effective interest rates of 4.35% and 4.47% per annum, respectively. For the years ended December 31, 2022 and 2023, the

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Borrowings (continued)

(ii) Long-term bank and other loans (continued)

Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing plant, upon the acceptance of subsidy application by the local government, if any. As of December 31, 2022 and 2023, the principal amount of nil and RMB101,776 of the bank loans will be due within one year and was classified to "Long-term borrowings, current portion", respectively.

In March 2023 and September 2022, Zhaoqing XPeng obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of December 31, 2022 and 2023, the bank loans were RMB768,000 and RMB1,398,200 with effective interest rates of 3.35% and 3.14% per annum, respectively, among which RMB76,800 and RMB673,400 will be due within one year and were classified to "Long-term borrowings, current portion", respectively.

In September 2023 and September 2022, Zhaoqing Xiaopeng New Energy obtained facilities, specified for financing the expenditures of operations, from banks in the PRC. As of December 31, 2022 and 2023, the bank loans were RMB397,000 and RMB1,253,125 with effective interest rates of 3.35% and 3.06% per annum, respectively, among which RMB39,700 and RMB124,300 will be due within one year and were classified to "Long-term borrowings, current portion", respectively.

In September 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co., Ltd. ("**Xiaopeng Automobile Finance Leasing**") obtained a facility, specified for financing the expenditures of operations, of up to RMB200,000 from a bank in the PRC. As of December 31, 2023, RMB175,000 had been drawn from the bank with effective interest rates of 3.80% per annum, among which RMB17,500 will be due within one year and was classified to "Long-term borrowings, current portion".

In November 2023, Guangzhou Pengyue Automobile Development Co., Ltd. obtained a facility, specified for financing the expenditures of operations, of up to RMB2,350,000 from a syndicate of banks in the PRC. As of December 31, 2023, RMB21,110 had been drawn from the banks with effective interest rates of 3.75% per annum.

Certain of the Group's banking facilities are subject to the fulfillment of certain financial covenants, including the current ratio and liabilities to assets ratio tests, which are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. As of December 31, 2022 and 2023, none of the covenants relating to drawn down facilities had been breached. Certain long-term bank loans are collateralized by a pledge of certain buildings and land use rights in the PRC with carrying values of RMB846,854 and RMB2,280,419 as of December 31, 2022 and 2023, respectively. As of December 31, 2023, long-term deposits of RMB564,122 were collateralized as pledges for certain long-term bank loans, which are classified as "Restricted long-term deposits".

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

18. Borrowings (continued)

(iii) Asset-backed securities ("**ABS**")

In February and November 2022, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the "**transferred financial assets**"). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in "Long-term borrowings, current portion" or "Long-term borrowings" according to the contractual maturities of the debt securities. The ABS issued in February 2022 has matured in September 2023. As of December 31, 2022, the balance of current and non-current portion of the ABS were RMB637,359 and RMB184,177, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABS were RMB185,864 and nil, respectively.

(iv) Asset-backed notes ("**ABN**")

In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables (the "**transferred financial assets**"). The Group also acts as a servicer to provide management, administration and collection services on the transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes were repaid as collections on the underlying collateralized assets occur and the amounts were included in "Long-term borrowings, current portion" or "Long-term borrowings" according to the contractual maturities. As of December 31, 2023, the balance of current and non-current portion of the ABN are RMB242,995 and RMB87,945, respectively.

The aggregate carrying value of the borrowings approximates fair value as of December 31, 2022 and 2023, respectively. The interest rates under the loan agreements with the banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level II.

The contractual maturities of the Group's total borrowings were as follows:

	As of December 31, 2022			**As of December 31, 2023**		
	Bank loans	Other loans	Asset-backed securities	**Bank loans**	**Asset-backed securities**	**Asset-backed notes**
Within 1 year	2,543,710	—	637,359	**4,824,076**	**185,864**	**242,995**
Between 1 and 2 years	775,700	—	184,177	**1,552,387**	**—**	**87,945**
Between 2 and 5 years	468,247	—	—	**2,455,676**	**—**	**—**
Over 5 years	3,084,933	100,000	—	**1,554,774**	**—**	**—**
Total	6,872,590	100,000	821,536	**10,386,913**	**185,864**	**330,940**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of December 31,	
	2022	2023
Debt from third party investors[i]	1,763,062	**1,276,145**
Warranty provisions[ii]	424,802	**789,005**
Deposits from a third party[iii]	—	**148,991**
Government grants	318,242	**122,513**
Total	2,506,106	**2,336,654**

(i) The debt from third party investors consisted of the following three financing arrangements:

1) Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. ("Guangzhou GET Investment")

In December 2020, Chengxing and Guangzhou Xiaopeng Automotive Investment Co., Ltd. ("**Guangzhou Xiaopeng Investment**"), subsidiaries of the Group, entered into a partnership agreement with Guangzhou GET Investment to set up a limited liability partnership entity (the "**Kunpeng Chuangye LLP**") whose operating period is designed for 9 years since the date of the registration of its business license. Chengxing, Guangzhou Xiaopeng Investment and Guangzhou GET Investment subscribed for RMB200,000, RMB10 and RMB160,000 paid in capital in Kunpeng Chuangye LLP in return for 55.5540%, 0.0028% and 44.4432% of the equity interests, respectively. The consideration of RMB160 million was paid by Guangzhou GET Investment to Kunpeng Chuangye LLP in January 2021. Pursuant to the investment agreement, Guangzhou GET Investment does not have substantive participating rights in Kunpeng Chuangye LLP nor it is able to transfer their interest in Kunpeng Chuangye LLP to other third party. During the 9-year operating period of Kunpeng Chuangye LLP, Guangzhou GET Investment is only entitled to interest calculated at an interest rate of 4% per annum based on its investment amount RMB160,000 in Kunpeng Chuangye LLP. Upon liquidation, if any, at any time within 9 years or at the due date of the 9-year operating period, Guangzhou GET Investment will be entitled to and only entitled to its investment amount amounting to RMB160,000. If Kunpeng Chuangye LLP failed to pay the investment amount RMB160,000 or the interest calculated at an interest rate of 4% per annum to Guangzhou GET Investment, Chengxing, also guaranteed by Xiaopeng Technology, will be liable for the unpaid amounts. Based on these arrangements, the Group consolidates Kunpeng Chuangye LLP via its subsidiaries Chengxing and Guangzhou Xiaopeng Investment. The investment held by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period given the risks and rewards of owning 44.4432% of equity interests in Kunpeng Chuangye LLP have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to the Group via Kunpeng Chuangye LLP.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Other Non-Current Liabilities (continued)

(i) The debt from third party investors consisted of the following three financing arrangements (continued):

1) Financing in an amount of RMB160 million from Guangzhou GET Investment Holdings Co., Ltd. ("Guangzhou GET Investment") (continued)

The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB6,233 and RMB6,233 as of December 31, 2022 and 2023, respectively. The interest of RMB6,400 and RMB6,400 was repaid to Guangzhou GET Investment by the Group for the years ended December 31, 2022 and 2023, respectively.

2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) ("Guangdong Utrust")

Pursuant to the share purchase agreement, dated March 12, 2021, signed among Chengxing, Chengxing's shareholders (i.e. Guangdong Xiaopeng Motors Technology Co., Ltd. and Guangdong Xiaopeng Automobile Industry Holdings Co., Ltd., both of which are wholly owned subsidiaries of the Company) and Guangdong Utrust, Guangdong Utrust subscribed for common stock newly issued by Chengxing at a consideration of RMB500 million. Immediately after the share subscription, Guangdong Utrust began to hold 0.3067% of equity interest in Chengxing. The consideration of RMB500 million was paid by Guangdong Utrust on March 16, 2021 ("**Initial Capital Injection Date of Guangdong Utrust**"). Pursuant to the terms of the investment agreement, conditional upon any entity affiliated with Chengxing being granted a public offering approval by any stock exchange ("**Relevant Listing Approval**") within 3 years after the Initial Capital Injection Date of Guangdong Utrust, Guangdong Utrust is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could choose to use any part of the relevant funds, subject to the consent of Guangdong Xiaopeng Motors Technology Co., Ltd., to participate in the international placing tranche of such public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangdong Utrust. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangdong Utrust, i.e. RMB500 million and an interest at a rate of 6% or 3% per annum which may apply to the entire RMB500 million, or a portion thereof, pursuant to the terms of the share purchase agreement. Upon the third anniversary of the Initial Capital Injection Date of Guangdong Utrust, if Guangdong Utrust, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such public offering arrangement or no relevant entity has obtained the Relevant Listing Approval, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangdong Utrust to sell, or Guangdong Utrust is entitled to request. Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangdong Utrust at a price of RMB500 million plus interest calculated at an interest rate of 3% per annum. In addition, pursuant to the terms of the arrangement, Guangdong Utrust does not have substantive participating rights in Chengxing. The investment by Guangdong Utrust is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 0.3067% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangdong Utrust is providing financing to Chengxing.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Other Non-Current Liabilities (continued)

(i) The debt from third party investors consisted of the following three financing arrangements (continued):

2) Financing in an amount of RMB500 million from Guangdong Yuecai Industry Investment Fund Partnership (Limited Partnership) ("Guangdong Utrust") (continued)

On June 11, 2021, Guangdong Utrust notified Chengxing that it irrevocably undertakes not to exercise the rights under the share purchase agreement to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it in connection with the proposed listing of the Company on the Stock Exchange.

The interest payable for the investment by Guangdong Utrust was calculated at an interest rate of 3% per annum and it amounted to RMB26,856 and RMB41,918 as of December 31, 2022 and 2023, respectively.

As of December 31, 2023, the principal amount of RMB500,000 and interest of RMB41,918 will be due within one year and were classified to "Accruals and Other Liabilities".

3) Financing in an amount of RMB1,000 million from Guangzhou GET Investment

Pursuant to the share purchase agreement, dated March 30, 2021, signed among Chengxing, Chengxing's shareholders and Guangzhou GET Investment, Guangzhou GET Investment subscribed for common stock newly issued by Chengxing at a consideration of RMB1,000 million. Immediately after the share subscription, Guangzhou GET Investment began to hold 1.0640% of equity interest in Chengxing. The consideration of RMB1,000 million was paid by Guangzhou GET Investment on March 31, 2021 ("**Initial Capital Injection Date of Guangzhou GET Investment**"). Pursuant to the terms of the agreement, conditional upon the disclosure of any plan of any potential onshore listing by any entity affiliated with Chengxing on any stock exchange in the PRC within 5 years after the Initial Capital Injection Date of Guangzhou GET Investment, Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase the shares of Chengxing held by it for cash, such that it could use the relevant funds to participate in such potential onshore public offering. Under the share purchase agreement, no guaranteed allocation of such public offering shares will be granted to Guangzhou GET Investment. The amount to be paid by Guangdong Xiaopeng Motors Technology Co., Ltd. for such purchase is to be calculated with reference to the consideration paid by Guangzhou GET Investment, i.e. RMB1,000 million and an interest at a rate of 4% or 6% per annum pursuant to the terms of the share purchase agreement. Upon the fifth anniversary of the Initial Capital Injection Date of Guangzhou GET Investment, if Guangzhou GET Investment, Guangdong Xiaopeng Motors Technology Co., Ltd. and Chengxing fail to reach an agreement on the terms of such potential onshore listing in the PRC, or such relevant entity cannot successfully become listed in the PRC, Guangdong Xiaopeng Motors Technology Co., Ltd. is entitled to request Guangzhou GET Investment to sell, or Guangzhou GET Investment is entitled to request Guangdong Xiaopeng Motors Technology Co., Ltd. to purchase, the common stock in Chengxing held by Guangzhou GET Investment at a price of RMB1,000 million plus interest calculated at the rate of 4% per annum. In addition, pursuant to the terms of the arrangement, Guangzhou GET Investment does not have substantive participating rights in Chengxing. The investment by Guangzhou GET Investment is accounted for as a liability with interest expenses amortized through the period as the risks and rewards of owning the 1.0640% of equity interest in Chengxing have been retained by the Group and the substance of the transaction is that Guangzhou GET Investment is providing financing to Chengxing.

The interest payable for the investment by Guangzhou GET Investment was calculated at an interest rate of 4% per annum and it amounted to RMB69,973 and RMB109,912 as of December 31, 2022 and 2023, respectively.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

19. Other Non-Current Liabilities (continued)

(ii) Movement of accrued warranty is as following:

	For the Year Ended December 31,	
	2022	**2023**
Accrued warranty — beginning of the year	371,140	**641,062**
Warranty costs incurred	(61,551)	**(228,674)**
Provision for warranty	331,473	**596,605**
Accrued warranty — end of year	641,062	**1,008,993**
Less: Current portion of warranty	(216,260)	**(219,988)**
Non-current portion of warranty	424,802	**789,005**

(iii) Deposits from a third party represent the refundable deposit for the finance lease cooperation in which the Group serves as the lessor (Note 20).

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases

As a lessee

The Group has entered into various operating lease agreements for certain land use rights, offices, retail and service centers, warehouses for finished goods, parking areas for charging infrastructure, and factories for R&D activities which are substantially located in PRC. In 2022, the Group also entered into a finance lease agreement for the Guangzhou manufacturing plant. The Group determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The Group's leases, where the Group is the lessee, may include options to extend the lease term and options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise such options.

The Group entered into a cooperation agreement and supplementary agreements (collectively "**Guangzhou Cooperation Agreements**") in September 2020 and June 2021 for the establishment of the Group's Guangzhou manufacturing plant with Guangzhou GET Investment and Guangzhou GET New Energy. Pursuant to Guangzhou Cooperation Agreement, the Group intends to construct a new Smart EV manufacturing base which houses a broad range of functions, including research and development, manufacturing, vehicle testing and sales.

The Group entered into a lease contract with Guangzhou GET New Energy to lease the plant and underlying land use right of Guangzhou manufacturing plant with an annual lease payment of RMB57,900 from July 2022 to June 2029, and further obtained an obligation to purchase the plant and underlying land use right at the construction cost of RMB1,300,000 at the end of lease term. Further construction cost amounting to RMB30,670 will be paid subsequently according to the payment schedule. The lease payment made before the lease commencement date was RMB60,443. The initial direct cost made and the incentive received on or before the lease commencement date were immaterial.

The lease of the land use right or a purchased land use right, under normal operative terms, can only be classified as an operating lease under U.S. GAAP. As the Group has an obligation to purchase the plant at cost and the assets are designed for the use of the Group, so the obligation is reasonably certain to be exercised, and accordingly, the lease of the plant was classified as a finance lease and recognized as property, plant and equipment of the Group. Therefore, on the lease commencement date, the land use right and property, plant and equipment for the plant amounted RMB389,508 and RMB1,001,820, respectively, being the present value of the lease payment and the exercise price of the purchase obligation.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases (continued)

As a lessee (continued)

The balances for the leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,	
Operating lease	**2022**	**2023**
Land use rights, net	393,561	**401,901**
Right-of-use assets, net	1,954,618	**1,455,865**
Total operating lease assets	2,348,179	**1,857,766**
Operating lease liabilities — current	490,811	**365,999**
Operating lease liabilities — non current	1,854,576	**1,490,882**
Total operating lease liabilities	2,345,387	**1,856,881**

	As of December 31,	
Finance lease	**2022**	**2023**
Property, plant and equipment, at cost	1,001,820	**1,001,820**
Accumulated depreciation	(25,046)	**(75,137)**
Property, plant and equipment, net	976,774	**926,683**
Finance lease liabilities — current	128,279	**34,382**
Finance lease liabilities — non current	797,743	**777,697**
Total finance lease liabilities	926,022	**812,079**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases (continued)

As a lessee (continued)

The components of lease expense are as follows within the consolidated statements of comprehensive loss:

	For the Year Ended December 31,	
	2022	2023
Operating lease expense:		
Operating lease expense	595,032	**540,688**
Short-term lease expense	265,800	**231,467**
Total operating lease expenses	860,832	**772,155**
Finance lease expense:		
Amortization expense	25,046	**50,091**
Interest expense	22,846	**40,205**
Total finance lease expenses	47,892	**90,296**
Total lease expenses	908,724	**862,451**

Short-term leases primarily consist of the parking areas and pop-up stores leases with a term of 12 months or less.

Amortization expense of finance lease, operating lease expense and short-term lease expense are recognized as cost of sales, selling, general and administrative expenses and research and development expenses.

Interest expense on finance lease liabilities is recognized over the lease term as "Interest expenses".

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases (continued)

As a lessee (continued)

Other information related to operating leases where the Group is the lessee is as follows:

	For the Year Ended December 31,	
	2022	2023
Weighted-average remaining lease term		
Operating leases	5.1 years	**4.6 years**
Finance leases	6.6 years	**5.6 years**
Land use rights	49.5 years	**49.0 years**
Weighted-average discount rate		
Operating leases	4.78%	**4.85%**
Finance leases	4.90%	**4.90%**
Land use rights	4.90%	**4.90%**

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group elected to use the collateralized borrowing rate based on a similar borrowing terms and amount with associated lease.

Supplemental cash flow information related to leases where the Group is the lessee is as follows:

	For the Year Ended December 31,	
	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	486,260	**268,290**
Operating cash outflows from finance leases (interest payments)	22,846	**40,205**
Financing cash outflows from finance leases	15,355	**113,943**
Leased assets obtained in exchange for operating lease liabilities net of decrease in leased assets for early terminations	1,162,151	**(316,558)**
Leased assets obtained in exchange for finance lease liabilities	1,001,820	**—**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases (continued)

As a lessee (continued)

As of December 31, 2023, the maturities of the Group's lease liabilities (excluding short-term leases) are as follows:

	As of December 31, 2023	
	Finance Lease	**Operating Lease**
Within 1 year	**59,371**	**444,268**
Between 1 and 2 years	**31,767**	**324,645**
Between 2 and 3 years	**31,767**	**276,070**
Between 3 and 4 years	**34,835**	**188,382**
Between 4 and 5 years	**31,767**	**155,199**
Thereafter	**825,955**	**797,075**
Total minimum lease payments	**1,015,462**	**2,185,639**
Less: Interest	**(203,383)**	**(328,758)**
Present value of lease obligations	**812,079**	**1,856,881**
Less: Current portion	**(34,382)**	**(365,999)**
Non — current portion of lease obligations	**777,697**	**1,490,882**

As a lessor

The Group provided a lease of a factory to a third party in December 2023 with a lease term of 15 years. The lease did not contain any contingent rental income clauses. Initial direct costs were insignificant for all periods presented. No residual value guarantees, variable lease provision and options to purchase the underlying asset was contained in the lease arrangement.

The lease of the factory was classified as a sales-type lease as the lease term represents a significant portion of the remaining economic useful life of the underlying asset. Therefore, on the lease commencement date, the Group derecognized the underlying asset in the amount of RMB194,284, and recognized accordingly the net investment in the lease in the amount of RMB216,218, which represents the present value of the lease receivables and the amount that a lessor expects to derive from the underlying asset following the end of the lease term. The Group also recorded a related gain of RMB2,116 in "Selling, general and administrative expenses" in the consolidated statements of comprehensive loss for the year ended December 31, 2023.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases (continued)

As a lessor (continued)

The balances for the factory lease where the Group is the lessor are presented as follows within the consolidated balance sheets:

	As of December 31,	
	2022	**2023**
Other current assets		
Finance lease receivables, current portion, net	—	**11,100**
Other non-current assets		
Finance lease receivables, non-current portion, net	—	**205,118**
Total Finance lease receivables, net	—	**216,218**

The net investment in the sales-type lease consisted of:

	As of December 31,	
	2022	**2023**
Total minimum lease payments receivable	—	**240,023**
Unguaranteed residuals	—	**27,736**
Less: Unearned income	—	**(51,541)**
Net investment in lease payments receivable	—	**216,218**
Current portion	—	**11,100**
Non-current portion	—	**205,118**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

20. Leases (continued)

As a lessor (continued)

Future minimum lease payments to be received for the sales-type lease for the five succeeding fiscal years as of the December 31, 2023 are as follows:

	As of December 31, 2023
Within 1 year	**20,002**
Between 1 and 2 years	**16,001**
Between 2 and 3 years	**16,001**
Between 3 and 4 years	**16,001**
Between 4 and 5 years	**16,001**
Thereafter	**156,017**
Total minimum lease payments receivable	**240,023**
Unguaranteed residuals	**27,736**
Less: Unearned income	**(51,541)**
Net investment in sales-type lease	**216,218**

21. Revenues

Revenues by source consisted of the following:

	For the Year Ended December 31, 2022	2023
Vehicle sales		
— At a point in time	24,839,637	**28,010,857**
Services and others		
— At a point in time	1,286,804	**1,725,705**
— Over time	728,678	**939,505**
Total	26,855,119	**30,676,067**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

22. Deferred Revenue

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,	
	2022	2023
Deferred revenue — beginning of year	897,288	**1,083,249**
Additions	24,344,226	**28,513,918**
Recognition	(24,158,265)	**(28,297,224)**
Deferred revenue — end of year	1,083,249	**1,299,943**
Less: Deferred revenue, current portion	(389,243)	**(630,997)**
Deferred revenue, non-current portion	694,006	**668,946**

Deferred revenue represents the transaction price allocated to the performance obligations that are not yet satisfied, which primarily arises from the undelivered vehicles, charging piles, free battery charging within 4 years or 100,000 kilometers, the extended lifetime warranty, option between household charging pile and charging card, services of lifetime free battery charging in XPeng-branded charging station, lifetime warranty of battery as well as vehicle internet connection services, with unrecognized deferred revenue balance of RMB1,083,249 and RMB1,299,943 as of December 31, 2022 and 2023, respectively.

The Group expects that 49% of the transaction price allocated to unsatisfied performance obligations which were accounted for as deferred revenue as of December 31, 2023 will be recognized as revenue during the period from January 1, 2024 to December 31, 2024. The remaining 51% will be substantially recognized during the period from January 1, 2025 to December 31, 2033.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

23. Manufacturing in Collaboration with Haima Auto

On March 31, 2017, the Group entered into a contract arrangement with Haima Auto for the manufacture of vehicles. The agreement was expired on December 31, 2021, and such agreements were renewable by mutual consent. Pursuant to the arrangement, starting from 2018, Haima Auto provides an annual production capacity of 50,000 units, for the manufacturing of G3. While Haima is in charge of the day-to-day operations of the plant, the Group retains effective control over the supply chain, the manufacturing process, testing and quality control. For each vehicle produced, the Group will incur manufacturing cost on a per-vehicle basis monthly. The Group did not have any compensation or fees for Haima Auto other than the aforementioned manufacturing cost.

In consideration of commercial development needs, the Group and Haima came to a mutual consent that the former agreement would not be renewed and signed a transitional agreement in August 2021 for the termination of the manufacturing of vehicles in Haima plant and the corresponding relocation arrangements. As a result of the transitional and relocation agreement, relocation and disposal costs were incurred and borne by the Group, of which RMB132,856 was recognized as other operating expenses for the year ended December 31, 2021. The relocation and disposal costs of RMB96,031 were or will be incurred in the form of cash, while the remaining amounts were non-cash. For the years ended December 31, 2022 and 2023, nil and RMB43,903 were paid in cash, respectively.

24. Ordinary Shares

As of December 31, 2021, 1,302,911,192, Class A ordinary shares had been issued, out of which, 1,291,039,502 Class A ordinary shares were outstanding, and 409,846,136 Class B ordinary shares had been issued and outstanding.

The Group issued 12,644,728 Class A ordinary shares for the year ended December 31, 2022, out of which, 2,030,152 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 10,614,576 class A ordinary shares are treasury shares held by XPeng Inc.

XPeng Inc. and XPeng Fortune Holding Limited transferred 17,567,096 Class A treasury shares to employees and independent directors for the vested RSUs for the year ended December 31, 2022.

61,137,879 Class B ordinary shares held by an executive director of the Company were converted into Class A ordinary shares on a one-on-one basis upon his resignation took effect.

As of December 31, 2022, 1,376,693,799 Class A ordinary shares had been issued, out of which, 1,371,774,629 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

The Group issued 9,171,738 Class A ordinary shares for the year ended December 31, 2023, out of which, 599,886 Class A ordinary shares are outstanding and transferred to employees for the vested RSUs and 8,571,852 Class A ordinary shares are treasury shares held by XPeng Inc.

XPeng Inc. and XPeng Fortune Holding Limited transferred 10,679,408 Class A treasury shares to employees and independent directors for the vested RSUs for the year ended December 31, 2023.

On November 13, 2023, the Group allotted and issued 58,164,217 Class A ordinary shares as the purchase consideration to DiDi for completing the closing of acquisition of DiDi's smart auto business (Note 5).

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

24. Ordinary Shares (continued)

On July 26, 2023, the Group and Volkswagen entered into a forward share purchase agreement, pursuant to which the Group would issue a number of Class A ordinary shares that equal to the lower of 4.99% of its total share number as of five business days prior to the closing date and 94,666,666 to Volkswagen at the purchase price of US$7.5 per share in cash. The number of shares to be issued is subject to certain adjustments, which preclude the forward contract from meeting the "fixed-for-fixed" requirements under ASC 815-40 for equity classification. Accordingly, the forward share purchase agreement was classified as a liability measured at fair value with changes in fair value recognized in earnings. On December 6, 2023, the Group allotted and issued 94,079,255 Class A ordinary shares to Volkswagen for the fulfillment of the forward share purchase agreement for strategic minority investment. The Group recognized a fair value loss on derivative liability amounting to RMB410,417 for the year ended December 31, 2023.

As of December 31, 2023, 1,538,109,009 Class A ordinary shares had been issued, out of which, 1,535,297,395 Class A ordinary shares were outstanding, and 348,708,257 Class B ordinary shares had been issued and outstanding.

25. Share-based Compensation

On June 28, 2020, the board of directors of the Company approved the 2019 Equity Incentive Plan ("**2019 Plan**") with 161,462,100 Class A ordinary shares reserved. Options, restricted shares, RSUs, dividend equivalents, share appreciation rights and share payments may be granted under the 2019 Plan.

One RSU represents a right relating to one Class A ordinary share of the Group with a par value of US$0.00001 per share.

The RSUs primarily include both service and performance conditions. For service condition, vesting schedules include: (i) 25% of the RSUs shall become vested on each anniversary of the vesting commencement date for four years thereafter; (ii) 40% of the RSUs shall become vested on the grant date and 15% of the RSUs become vested on each anniversary of the vesting commencement date for four years thereafter; (iii) 25% of the RSUs shall become vested on the first anniversary of the vesting commencement date, and the remaining 75% of the RSUs shall become vested in equal installments on each quarterly anniversary of the vesting commencement date for three years thereafter. In addition to the service conditions, for the RSUs granted prior to the completion of the IPO, employees are also required to provide continued service through the satisfaction of the occurrence of change of control or an IPO ("**Liquidity Event**") that occurs within seven or ten years after the vesting commencement date. For RSUs with performance conditions which were granted subsequent to the completion of the IPO, employees are required to achieve the performance targets relating to performance appraisal results as set out in the respective relevant award agreements over the respective requisite service period.

The RSUs granted prior to the completion of the IPO are measured at the grant date fair value of the awards and recognized as expense using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period.

Subsequent to the completion of the IPO, RSUs with only a service condition to employees under the 2019 Plan are vested on a straight-line basis net of estimated forfeitures, if any, over the requisite service period. RSUs with both service and performance conditions are recognized as expenses using the graded vesting method, net of estimated forfeitures, if any, over the requisite service period, when the performance condition is concluded to be probable to achieve.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Share-based Compensation (continued)

A summary of the Group's RSU activity for the years ended December 31, 2022 and 2023 follows:

	Number of restricted share units	Weighted average grant date fair value RMB
Outstanding as of December 31, 2021	33,860,228	38.75
Granted[i]	28,010,128	68.29
Vested	(19,564,802)	37.27
Forfeited	(6,309,648)	81.29
Outstanding as of December 31, 2022	35,995,906	59.72
Expected to vest as of December 31, 2022	33,116,233	

	Number of restricted share units	**Weighted average grant date fair value** RMB
Outstanding as of December 31, 2022	**35,995,906**	**59.72**
Granted	**15,177,322**	**39.31**
Vested	**(11,276,824)**	**55.66**
Forfeited	**(10,701,587)**	**51.52**
Outstanding as of December 31, 2023[i]	**29,194,817**	**54.42**
Expected to vest as of December 31, 2023[i]	**24,487,867**	

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

25. Share-based Compensation (continued)

Share-based compensation expense amounting to RMB710,486 and RMB550,535 was recognized for RSUs for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, there was RMB987,535 of unrecognized compensation expense relating to the RSUs. Excluding the 2022 Performance Based Award mentioned below, the expense is expected to be recognized over a weighted average period of 1.62 years.

For the years ended December 31, 2022 and 2023, 21,994 and 12,922 RSUs with no condition were granted to the Company's independent directors and the RSUs were vested upon granted, respectively.

(i) 2022 Performance Based Award

In November 2022, the board of directors of the Company granted 8.02 million RSUs to certain employees ("**2022 Award**") under 2019 Plan. The 2022 Award consists of five vesting tranches with both service and performance conditions. Such employees are required to provide continued services through the achievement of the performance conditions which were different for each vesting tranche. The Group will recognize the compensation cost when the performance conditions become probable of achievement. One of the five tranches of the 2022 Award had achieved the necessary performance condition as of December 31, 2023 and become probable to vest. For the years ended December 31, 2022 and 2023, share-based compensation expense related to the 2022 Award amounted to nil and RMB26,582, respectively. As of December 31, 2023, unrecognized compensation expenses relating to the 2022 Award amounted to RMB68,376 as the remaining performance conditions were still not considered probable of achievement.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation

(a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

XPeng Limited is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The applicable income tax rate of United States where the Company's subsidiaries having significant operations for the years ended December 31, 2022 and 2023 is 27.98%, which is a blended state and federal rate.

PRC

The PRC Enterprise Income Tax Law ("**EIT Law**"), which became effective on January 1, 2008, applies a uniform enterprise income tax ("**EIT**") rate of 25% to both foreign-invested enterprises ("**FIEs**") and domestic enterprises. Certified High and New Technology Enterprises ("**HNTE**") are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation (continued)

(a) Income taxes (continued)

PRC (continued)

Xiaopeng Technology applied for the HNTE qualification and received approval in December 2022. Xiaopeng Technology is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Zhaoqing XPeng applied for the HNTE qualification and received approval in December 2020 and renewed in December 2023. Zhaoqing XPeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

Beijing Xiaopeng applied for the HNTE qualification and received approval in December 2020. This enterprise is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2020 through 2022. Since the qualification was expired in 2023, this enterprise applies tax rate of 25% for the year 2023.

Shanghai Xiaopeng applied for the HNTE qualification and received approval in December 2022. Shanghai Xiaopeng is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2022 through 2024.

Shenzhen Pengxing Smart Research Co., Ltd. ("**Shenzhen Pengxing Research**") applied for the HNTE qualification and received approval in October 2023. Shenzhen Pengxing Research is entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the years 2023 through 2025.

Under the EIT Law enacted by the National People's Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation (continued)

(a) Income taxes (continued)

PRC (continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant policies promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in R&D activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified R&D expenses incurred in determining its tax assessable profits for that year. ("**Super Deduction**"). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.

Composition of income tax expenses for the years presented are as follows:

	For the Year Ended December 31,	
	2022	**2023**
Current income tax expenses	24,731	**18,014**
Deferred income tax expenses	—	**18,796**
Income tax expenses	24,731	**36,810**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation (continued)

(a) Income taxes (continued)

PRC (continued)

Reconciliations of the income tax expenses computed by applying the PRC statutory income tax rate of 25% to the Group's income tax expenses of the years presented are as follows:

	For the Year Ended December 31,	
	2022	2023
Loss before income tax expenses and share of results of equity method investees	(9,118,358)	**(10,393,705)**
Income tax credit computed at the PRC statutory income tax rate of 25%[i]	(2,279,590)	**(2,598,426)**
Effect of preferential tax rate[ii]	202,968	**29,362**
Tax-free income	(14,000)	**(33,657)**
Effect of change in tax rate	16,554	**(79,401)**
Effect of different tax rate of different jurisdictions	322,514	**114,036**
Effect of additional deduction for qualified R&D expenses	(515,288)	**(1,184,717)**
Non-deductible expenses	92,906	**(230,127)**
Other adjustments[iii]	—	**(494,696)**
Changes in valuation allowance	2,198,667	**4,514,436**
Income tax expenses	24,731	**36,810**

(i) The PRC statutory income tax rate is used because the majority of the Group's operations are based in the PRC.

(ii) The effect of preferential tax rate resulted in a deduction of the income tax credit computed at the PRC statutory income tax rate of 25%.

(iii) Other adjustments include acquisition of subsidiaries resulted in RMB536,974 of the income tax credit.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation (continued)

(b) Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

	As of December 31,	
	2022	2023
Deferred tax assets:		
Net operating loss carry-forwards	5,026,589	**10,189,606**
Government grants	72,674	**41,713**
Impairment of long-lived assets	17,372	**29,660**
Inventory reserve	55,397	**69,730**
Accruals and others	591,354	**457,366**
Leases	—	**502,799**
Valuation allowance	(5,763,386)	**(10,277,822)**
Sub-total	—	**1,013,052**

	As of December 31,	
	2022	2023
Deferred tax liabilities:		
Leases	—	**(509,441)**
Acquired intangible assets	—	**(907,629)**
Sub-total	—	**(1,417,070)**
Total deferred tax liabilities, net	—	**(404,018)**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation (continued)

(b) Deferred tax (continued)

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	For the Year Ended December 31,	
	2022	**2023**
Valuation allowance		
Balance at beginning of the year	3,564,719	**5,763,386**
Additions	2,221,222	**3,990,147**
Acquisition of subsidiaries	—	**536,974**
Loss utilized and expired	(6,001)	**(92,086)**
Effect of change in tax rate	(16,554)	**79,401**
Balance at end of the year	5,763,386	**10,277,822**

For the years ended December 31, 2022 and 2023, with the growth of its business performance, some subsidiaries of the Group are generating profits and utilized tax losses brought forward from prior years.

The Group has tax losses arising in Mainland China of RMB 45,422,967 that will expire in one to ten years for deduction against future taxable profits.

Loss expiring in 2024	823,867
Loss expiring in 2025	1,651,343
Loss expiring in 2026	3,524,998
Loss expiring in 2027	6,477,329
Loss expiring in 2028	19,490,587
Loss expiring in 2029	4,163,914
Loss expiring in 2030	1,354,404
Loss expiring in 2031	1,997,693
Loss expiring in 2032	3,220,655
Loss expiring in 2033	2,718,177
Total	45,422,967

(All amounts in thousands, except for share and per share data, unless otherwise stated)

26. Taxation (continued)

(b) Deferred tax (continued)

The Group has tax losses arising in Hong Kong and Others of RMB1,234,180 that will not expire for deduction against future taxable profit.

Hong Kong	671,655
Others	562,525
Total	1,234,180

Uncertain Tax Positions

The Group did not identify any significant unrecognized tax benefits for the years ended December 2022 and 2023. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expenses and it also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023. In general, the PRC tax authorities mandate a period of up to five years to review a company's tax filings. Accordingly, tax filings of the Company's PRC subsidiaries and VIEs for tax years 2019 through 2023 remain subject to the review to be performed by the relevant PRC tax authorities.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

27. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2022 and 2023 as follows:

	For the Year Ended December 31,	
	2022	2023
Numerator:		
Net loss	(9,138,972)	**(10,375,775)**
Net loss attributable to ordinary shareholders of XPeng Inc.	(9,138,972)	**(10,375,775)**
Denominator:		
Weighted average number of ordinary shares outstanding-basic and diluted	1,712,533,564	**1,740,921,519**
Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(5.34)	**(5.96)**

For the years ended December 31, 2022 and 2023, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration (Note 5). As the Group incurred losses for the years ended December 31, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 39,259,022 and 34,385,852 as of December 31, 2022 and 2023, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is nil and between nil and 32,967,573 as of December 31, 2022 and 2023, respectively.

28. Related parties

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Mr. Xiaopeng He	Principal Shareholder of the Company, Chairman of the Board and Chief Executive Officer
Mr. Hongdi Brian Gu	Honorary Vice Chairman of the Board and President
Mr. Tao He[4]	Former Senior Vice President
HT Flying Car Inc.	A Company Significantly Influenced by the Principal Shareholder
HT Flying Car (Hong Kong) Limited	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Huitian Aerospace Technology Co., Ltd. ("**Guangzhou Huitian**")[1]	A Company Significantly Influenced by the Principal Shareholder
Guangdong Huitian Aerospace Technology Co., Ltd. ("**Guangdong Huitian**")[1]	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Zhongpeng Investment and Development Co., Ltd.	A Company Controlled by the Principal Shareholder
Rockets Capital L.P.[2]	A Partnership Significantly Influenced by the Company
Dogotix[3]	A Company Significantly Influenced by the Principal Shareholder
Dogotix (Hong Kong) Limited[3]	A Company Significantly Influenced by the Principal Shareholder
PX Robotics Inc. ("**PX Robotics**")[3]	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Smart Co., Ltd ("**Shenzhen Pengxing**")[3]	A Company Significantly Influenced by the Principal Shareholder
Shenzhen Pengxing Research[3]	A Company Significantly Influenced by the Principal Shareholder
Guangzhou Xuetao[4]	A Company Jointly Controlled by the Former Senior Vice President
XProbot Holdings Limited ("**XProbot Holdings**")	A Company Controlled by the Principal Shareholder

(1) Since January 2021, Guangzhou Huitian and Guangdong Huitian were controlled by the principal shareholder. In October 2021, upon the completion of Huitian's A round of fund raising, Guangzhou Huitian and Guangdong Huitian became significantly influenced by the principal shareholder.

(2) As of December 31, 2023, the principal shareholder and the President are the shareholders of the General Partner of Rockets Capital L.P. and the President is entitled to appoint one of three directors of the General Partner. The Group, together with its related parties, can exercise significant influence over Rockets Capital L.P. (Note 14(iv)).

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Related parties (continued)

(3) Since April 2021, Dogotix, Dogotix (Hong Kong) Limited, Shenzhen Pengxing, Shenzhen Pengxing Research and PX Robotics were controlled by the principal shareholder. In July 2022, upon the completion of Dogotix's A round of fund raising, Dogotix, Shenzhen Pengxing and Shenzhen Pengxing Research became significantly influenced by the principal shareholder.

In September 2023, the Group entered into an equity transfer agreement for the acquisition of the 74.82% equity shares of Dogotix. Upon the completion of the acquisition, Dogotix, Dogotix (Hong Kong) Limited, Shenzhen Pengxing, Shenzhen Pengxing Research and PX Robotics became subsidiaries wholly controlled by the Group.

(4) Mr. Tao He joined the Company as senior vice president in January 2015 and was appointed as director in March 2020. In July 2021, he resigned from the directorship with effect from the Global Offering. Since June 2022, he established and jointly controlled Guangzhou Xuetao with 50% equity interests. He had resigned from senior vice president since April 2023.

(5) Major transactions with related parties:

(i) Non-trade in nature

For the years ended December 31, 2022 and 2023, the interest expenses on the payable due to a company jointly controlled by the former senior vice president was RMB1,021 and RMB2,402, respectively.

For the years ended December 31, 2022 and 2023, a debt investment was disposed of to a partnership significantly influenced by the Company amounted to RMB165,000 and nil, respectively (Note(14)(iii)).

For the year ended December 31, 2023, the consideration related to the acquisition of Dogotix was paid to a company controlled by the principal shareholder amounted to RMB344,019.

(ii) Trade in nature

For the years ended December 31, 2022 and 2023, the operation support service provided to companies controlled by the principal shareholder amounted to RMB31,293 and nil, respectively.

For the years ended December 31, 2022 and 2023, the operation support service provided to companies significantly influenced by the principal shareholder amounted to RMB20,210 and RMB14,823, respectively.

For the year ended December 31, 2022, the purchase of fixed assets, the purchase of service and the rental income from the companies controlled by the principal shareholder amounted to nil, nil and RMB55, respectively. For the year ended December 31, 2023, the rental income from the companies controlled by the principal shareholder amounted to nil.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

28. Related parties (continued)

(5) Major transactions with related parties (continued):

(ii) Trade in nature (continued)

For the year ended December 31, 2022, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to RMB3,752, RMB663, RMB534 and RMB2,167, respectively. For the year ended December 31, 2023, the purchase of fixed assets, the purchase of services, the rental income and the sales income from the companies significantly influenced by the principal shareholder amounted to nil, RMB1,068, RMB306 and RMB1,172, respectively.

(6) Amounts due from related parties:

As of December 31, 2022, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB44,755 and RMB2,369, respectively, to the companies significantly influenced by the principal shareholder.

As of December 31, 2023, amounts due from related parties represents the receivables for operation support service and sales of goods amounting to RMB12,566 and RMB382, respectively, to the companies significantly influenced by the principal shareholder.

(7) Amounts due to related parties:

As of December 31, 2022, amounts due to related parties represents: (i) the payables for assets purchased amounting to RMB978 to the companies significantly influenced by the principal shareholder, and (ii) the payable due to a company jointly controlled by the former senior vice president amounting to RMB28,470, and (iii) the payable for investment amounting to RMB61,663 to a partnership significantly influenced by the Company, which was subsequently paid in January 2023.

As of December 31, 2023, amounts due to related parties represents: (i) the payable due to a company jointly controlled by the former senior vice president amounted to RMB30,872, and (ii) the advances from the companies significantly influenced by the principal shareholder amounted to RMB8.

(8) As of December 31, 2022 and 2023, there was an investment commitment of RMB658,160 and RMB541,186 to a partnership significantly influenced by the Company, respectively (Note 29(a)).

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

29. Commitments and Contingencies

(a) Capital commitments

Capital expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,	
	2022	2023
Investments	658,160	**541,186**
Property, plant and equipment	1,721,666	**191,690**
Total	2,379,826	**732,876**

(b) Purchase commitments

Purchase expenditures contracted for at the balance sheet dates but not recognized in the consolidated financial statements are as follows:

	As of December 31,	
	2022	2023
Purchase commitments on purchase of raw materials[i]	2,046,326	**2,118,392**

(i) Such amount excludes purchase commitments related to certain models which have been upgraded or where production has ceased. Losses on such commitments have been provided for during the year ended December 31, 2023 (Note 17).

(All amounts in thousands, except for share and per share data, unless otherwise stated)

30. Restricted Net Assets

The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise's PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise's PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, consolidated VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

The restricted portion was RMB59,145,690 and RMB77,141,231 as of December 31, 2022 and 2023, respectively. Therefore in accordance with Rules 4-08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 are disclosed in Note 31.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

31. Company Financial Statements (Parent Company Only)

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial information for the Company only (parent company only).

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with notes to consolidated financial statements of the Company.

As of December 31, 2022 and 2023, except for the investment commitment disclosed in Note 29(a), the Company did not have significant capital and other commitments, or guarantees.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

31. Company Financial Statements (Parent Company Only) (continued)

Condensed Balance Sheets	**As of December 31,**	
	2022	**2023**
ASSETS		
Current assets		
Cash and cash equivalents	951,656	**5,187,597**
Short-term deposits	12,145,309	**7,906,283**
Long-term deposits, current portion	—	**1,852,070**
Prepayments and other current assets	36,541	**46,685**
Total current assets	13,133,506	**14,992,635**
Non-current assets		
Investments in subsidiaries and VIEs	21,997,908	**21,126,723**
Long-term deposits	1,416,782	**—**
Long-term investments	431,028	**618,629**
Total non-current assets	23,845,718	**21,745,352**
Total assets	36,979,224	**36,737,987**
LIABILITIES		
Current liabilities		
Amount due to a related party	61,663	**—**
Accruals and other liabilities	6,896	**15,987**
Total current liabilities	68,559	**15,987**
Non-current liabilities		
Derivative liabilities	—	**393,473**
Total non-current liabilities	—	**393,473**
Total liabilities	68,559	**409,460**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

31. Company Financial Statements (Parent Company Only) (continued)

Condensed Balance Sheets (continued)	**As of December 31,**	
	2022	**2023**
SHAREHOLDERS' EQUITY		
Class A Ordinary shares	92	**103**
Class B Ordinary shares	21	**21**
Additional paid-in capital	60,691,019	**70,198,031**
Statutory and other reserves	6,425	**60,035**
Accumulated deficit	(25,330,916)	**(35,760,301)**
Accumulated other comprehensive income	1,544,024	**1,830,638**
Total shareholders' equity	36,910,665	**36,328,527**
Total liabilities and shareholders' equity	36,979,224	**36,737,987**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

31. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Comprehensive Loss	**For the Year Ended December 31,**	
	2022	**2023**
Operating expenses		
Selling, general and administrative expenses	(22,896)	**(28,511)**
Total operating expenses	(22,896)	**(28,511)**
Fair value gain on derivative liability relating to the contingent consideration	—	**29,339**
(Loss) gain from operations	(22,896)	**828**
Interest income	314,668	**601,475**
Equity in loss of subsidiaries and VIEs	(7,074,057)	**(10,165,831)**
Other non-operating income, net	35,867	**17,718**
Exchange loss from foreign currency transactions	(2,380,873)	**(473,467)**
Investment loss on long-term investments	(75,155)	**(821)**
Fair value gain (loss) on derivative assets or derivative liabilities	59,357	**(410,417)**
Loss before income tax expenses and share of results of equity method investees	(9,143,089)	**(10,430,515)**
Income tax expenses	—	**—**
Share of results of equity method investees	4,117	**54,740**
Net loss	(9,138,972)	**(10,375,775)**
Net loss attributable to ordinary shareholders of XPeng Inc.	(9,138,972)	**(10,375,775)**
Net loss	(9,138,972)	**(10,375,775)**
Other comprehensive income		
Foreign currency translation adjustment, net of tax	3,192,573	**286,614**
Total comprehensive loss attributable to XPeng Inc.	(5,946,399)	**(10,089,161)**
Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,946,399)	**(10,089,161)**

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

31. Company Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows	**For the Year Ended December 31,**	
	2022	**2023**
Cash flows from operating activities	175,195	**520,066**
Cash flows from investing activities		
Maturities of term deposits	3,099,780	**4,164,149**
Investment in equity investees	(6,934,426)	**(5,306,987)**
Cash paid for long-term investments	(409,363)	**(188,681)**
Maturities of derivative assets or derivative liabilities	10,752	**—**
Net cash used in investing activities	(4,233,257)	**(1,331,519)**
Cash flows from financing activities		
Payments of listing expenses	(1,830)	**—**
Proceeds from issuance of ordinary shares to Volkswagen	—	**5,019,599**
Net cash (used in) provided by financing activities	(1,830)	**5,019,599**
Effects of exchange rate changes on cash, cash equivalents and restricted cash	500,454	**27,795**
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,559,438)	**4,235,941**
Cash, cash equivalents and restricted cash at beginning of the year	4,511,094	**951,656**
Cash, cash equivalents and restricted cash at end of the year	951,656	**5,187,597**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

31. Company Financial Statements (Parent Company Only) (continued)

(i) Basis of presentation

The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures.

Such investments are presented on the Condensed Balance Sheets as "Investments in subsidiaries and VIEs" and shares in the subsidiaries and VIEs' loss are presented as "Equity in loss of subsidiaries and VIEs" on the Condensed Statements of Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group's consolidated financial statements.

32. Subsequent events

(i) Strategic Technical Collaboration and Joint Sourcing Program with Volkswagen

On February 29, 2024, XPeng and Volkswagen entered into a Master Agreement on Platform and Software strategic technical collaboration ("**Master Agreement**") to provide technical services for Volkswagen to develop two B-class battery electric vehicles. As part of the Master Agreement, both parties also entered into a Joint Sourcing Program, targeting to jointly reduce the cost of the platform.

(ii) Issuance of Auto Leasing ABS

In March 2024, the Company, through its wholly owned subsidiary, completed the launch of an ABS amounting to RMB1,016,000 by issuing debt securities to investors.

(iii) End of Production of the P5

In the first quarter of 2024, the Company determined to cease the production of the P5 by the end of June 2024, which will result in a potentially material charge to the Group's consolidated statement of comprehensive loss for the quarter ended March 31, 2024. Management is still assessing the financial impact as of the issuance date of the 2023 consolidated financial statements.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

33. Directors' Remuneration

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the Year ended December 31,	
	2022	2023
	RMB	RMB
Fees	1,277	**1,232**
Basic salaries, housing fund, allowances and benefits in kind	4,360	**3,330**
Employer's contributions to a retirement benefit scheme	63	**43**
Discretionary bonuses	238	**280**
	5,938	**4,885**

The directors received emoluments from the Group for the year ended December 31, 2022 as follows:

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Total RMB
Xiaopeng He (Note (a))	—	1,239	26	100	1,365
Heng Xia (Note (b))	—	1,157	37	138	1,332
Jun Chen (Note (d))	—	—	—	—	—
Qin Liu (Note (e))	202	—	—	—	202
Ji-Xun Foo (Note (f))	202	—	—	—	202
Fei Yang (Note (g))	202	—	—	—	202
Donghao Yang (Note (h))	133	1,379	—	—	1,512
Fang Qu (Note (i))	—	585	—	—	585
Hongjiang Zhang (Note (i))	538	—	—	—	538
Yingjie Chen (Note(j))	—	—	—	—	—
	1,277	4,360	63	238	5,938

(All amounts in thousands, except for share and per share data, unless otherwise stated)

33. Directors' Remuneration (continued)

The directors received emoluments from the Group for the year ended December 31, 2023 as follows:

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Total RMB
Xiaopeng He (Note (a))	—	1,272	43	280	1,595
Yingjie Chen (Note (j))	—	—	—	—	—
Xiao Hu (Note (c))	—	—	—	—	—
Qin Liu (Note (e))	106	—	—	—	106
Ji-Xun Foo (Note (f))	211	—	—	—	211
Fei Yang (Note (g))	211	—	—	—	211
Donghao Yang (Note (h))	141	1,445	—	—	1,586
Fang Qu (Note (i))	—	613	—	—	613
Hongjiang Zhang (Note (i))	563	—	—	—	563
	1,232	3,330	43	280	4,885

(a) Mr. Xiaopeng He is the co-founder, chairman of the Board and chief executive officer of the Company and was appointed as the Director since September 2017.

(b) Heng Xia is the co-founder, executive Director and president of the Company and was appointed as the Director since January 2015, resigned from his position as an executive Director in November 2022 and resigned from his position as a president in December 2023.

(c) Xiao Hu was appointed as the non-executive Director of the Company since November 2023 and resigned from her position as a non-executive Director of the company in March 2024.

(d) Jun Chen was appointed as the non-executive Director of the Company since November 2020 and resigned from his position as a non-executive Director in February 2022.

(e) Qin Liu was appointed as the non-executive Director of the Company since February 2018 and resigned from his position as a non-executive Director in June 2023.

(f) Ji-Xun Foo was appointed as the non-executive Director of the Company since February 2018.

(g) Fei Yang was appointed as the non-executive Director of the Company since April 2018.

(h) Donghao Yang was appointed as the independent non-executive Director of the Company since August 2020.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

33. Directors' Remuneration (continued)

(i) Fang Qu and HongJiang Zhang were appointed as the independent non-executive Director of the Company since July 2021.

(j) Yingjie Chen was appointed as the non-executive Director of the Company since February 2022 and resigned from his position as a non-executive Director in November 2023.

(k) During the years ended December 31, 2022 and 2023, there were no remuneration for loss of office received by the Directors.

(l) During the years ended December 31, 2022 and 2023, there were no remuneration paid to or receivable by the Directors in respect of accepting office.

34. Five Highest-Paid Employees

The five highest-paid employees during the years ended December 31, 2022 and 2023, included the following number of directors and non-directors:

	For the Year ended December 31,	
	2022	**2023**
Directors	0	**0**
Non-directors	5	**5**
	5	**5**

Details of the remuneration for the years ended December 31, 2022 and 2023 of the five highest-paid employees who are non-directors (the "**Non-director Individuals**") were as follows:

	For the Year ended December 31,	
	2022	**2023**
	RMB	**RMB**
Basic salaries, housing fund, allowances and benefits in kind	192,236	**159,942**
Employer's contributions to a retirement benefit scheme	196	**203**
Discretionary bonuses	1,344	**3,527**
	193,776	**163,672**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

34. Five Highest-Paid Employees (continued)

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year ended December 31,	
	2022	**2023**
HK$11,500,001 to HK$12,000,000	—	**1**
HK$14,500,001 to HK$15,000,000	1	**—**
HK$24,500,001 to HK$25,000,000	1	**—**
HK$37,000,001 to HK$37,500,000	—	**1**
HK$37,500,001 to HK$38,000,000	—	**1**
HK$44,500,001 to HK$45,000,000	—	**1**
HK$48,000,001 to HK$48,500,000	1	**—**
HK$48,500,001 to HK$49,000,000	—	**1**
HK$58,000,001 to HK$58,500,000	1	**—**
HK$70,500,001 to HK$71,000,000	1	**—**
	5	**5**

During the years ended December 31, 2022 and 2023, no remuneration was paid by the Group to any Directors or Non-director Individuals as an inducement to join the Group.

During the years ended December 31, 2022 and 2023, no remuneration was paid by the Group to any Directors or Non-director Individuals for loss of the office.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

35. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Accounting Standards ("**IFRS Accounting Standards**"). The main reconciling items include onerous contract, operating leases, share-based compensation, warranty provisions and investments measured at fair value. The following table sets forth the effects of material differences prepared under U.S. GAAP and IFRS Accounting Standards:

	For the Year ended December 31,	
	2022	2023
	RMB	RMB
Reconciliation of net loss attributable to the Company in the consolidated statements of comprehensive loss		
Net loss attributable to the Company in the consolidated statements of comprehensive loss as reported under U.S. GAAP	(9,138,972)	**(10,375,775)**
IFRS adjustments:		
Onerous contract (Note(a))	41,949	**(68,177)**
Operating leases (Note(b))	(39,741)	**(38,709)**
Share-based compensation (Note(c))	(251,235)	**87,540**
Warranty provisions (Note(d))	17,155	**65,447**
Investments measured at fair value (Note(e))	(10,753)	**10,753**
Net loss attributable to the Company in the consolidated statements of comprehensive loss as reported under IFRS Accounting Standards	(9,381,597)	**(10,318,921)**

(All amounts in thousands, except for share and per share data, unless otherwise stated)

35. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued)

	As of December 31,	
	2022	2023
	RMB	RMB
Reconciliation of total shareholders' equity in the consolidated balance sheets		
Total shareholders' equity as reported under U.S. GAAP	36,910,665	**36,328,527**
IFRS adjustments:		
Onerous contract (Note(a))	(3,674)	**(71,851)**
Operating leases (Note(b))	(77,480)	**(116,189)**
Warranty provisions (Note(d))	44,725	**110,172**
Investments measured at fair value (Note(e))	(10,753)	**—**
Total shareholders' equity as reported under IFRS Accounting Standards	36,863,483	**36,250,659**

(a) Onerous contract

In the third quarter of 2019, due to the upgrade of the G3 2019 to G3 2020, the Group voluntarily offered a customer upgrade program to all owners of G3 2019 model which was disclosed in Note 2(s). The additional promises included in the customer upgrade program for G3 2019 customers resulted in the Company incurring additional costs to fulfill the related additional promises upon the modification of the contracts with the customers. Such incremental costs exceeds the economic benefits expected to be received under the contract. Consequently the upgrade program resulted in an "onerous contract" situation.

In the fourth quarter of 2023, due to the upgrade of the latest Intelligent Driving System, the Group voluntarily offered a customer voucher benefit to all current owners of P5 P-edition model equipped with XPILOT 3.5. The additional commitment included in the voucher benefit for these customers results in more costs to fulfill the related new contracts upon the modification and consequently resulted in an "onerous contract" situation.

Under U.S. GAAP, there is no general guidance available for the recognition of onerous contract except for certain types of contracts or industry-specific arrangements. None of which is considered applicable to the Company's situation above. Under IFRS Accounting Standards, provisions are recognized when a contract becomes onerous, which occurs when the unavoidable costs of meeting the obligation(s) under a contract exceed the economic benefits to be received.

Notes to Consolidated Financial Statements

(All amounts in thousands, except for share and per share data, unless otherwise stated)

35. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued)

(a) Onerous contract (continued)

Accordingly, the reconciliation includes an onerous contract cost reversal of RMB41,949 and cost recognition of RMB68,177 in the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2023, respectively. The amounts represent the net losses incurred by the Group as a result of the onerous contract aforementioned above when it first offered (i) the upgrade program to its G3 customers during the year ended December 31, 2019 and the reversal of such losses as the onerous contract provision was fully utilized as of December 31, 2022 and (ii) its P5 customers during the year ended December 31, 2023 and the reversal of such losses as the onerous contract provision was partially utilized as of December 31, 2023. The reconciliation also includes a difference of onerous contract provision made of RMB3,674 and RMB71,851 as of December 31, 2022 and 2023, respectively.

(b) Operating leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed IFRS Accounting Standards which generally yields a "front-loaded" expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive loss of RMB39,741 and RMB38,709 for the years ended December 31, 2022 and 2023, respectively. The reconciliation also includes a difference in total shareholders' equity of RMB77,480 and RMB116,189 as of December 31, 2022 and 2023, respectively.

(c) Share-based compensation

Subsequent to the completion of the IPO, the Group granted RSUs with service condition only to certain employees. The share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS Accounting Standards, the graded vesting method must be applied. Accordingly, the reconciliation includes an expense recognition of RMB251,235 and an expense reversal of RMB87,540 in the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2023, respectively.

(All amounts in thousands, except for share and per share data, unless otherwise stated)

35. Reconciliation between U.S. GAAP and International Financial Reporting Accounting Standards (continued)

(d) Warranty provisions

Under U.S. GAAP, the amount of the warranty provisions is not required to be discounted. While under IFRS Accounting Standards, it requires that the amount of warranty provisions be the present value of the expenditure expected to be required to settle the obligation.

Accordingly, the reconciliation includes a cost of sales recognition difference in the consolidated statements of comprehensive loss of RMB17,155 and RMB65,447 for the years ended December 31, 2022 and 2023 in relation to the warranty cost. The reconciliation also includes a difference in total shareholders' equity of RMB44,725 and RMB110,172 as of December 31, 2022 and 2023, respectively.

(e) Investments measured at fair value

Under U.S. GAAP, the Group elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a non-recurring basis, and report the changes in the carrying value of the equity investments in current earnings. Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Accordingly, the reconciliation includes a fair value loss of RMB10,753 and a fair value gain of RMB10,753 on these investments in the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2023, respectively. The reconciliation also includes a difference in total shareholders' equity of RMB10,753 and nil as of December 31, 2022 and 2023, respectively.

Corporate Information

DIRECTORS

Executive Director

Xiaopeng He (何小鵬) *(Chairman of the Board and Chief Executive Officer)*

Non-executive Directors

Ji-Xun Foo (符績勳)
Fei Yang (楊飛)

Independent Non-executive Directors

Donghao Yang (楊東皓)
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

AUDIT COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Ji-Xun Foo (符績勳)
HongJiang Zhang (張宏江)

COMPENSATION COMMITTEE

Fang Qu (瞿芳) *(Chairperson)*
Xiaopeng He (何小鵬)
HongJiang Zhang (張宏江)

NOMINATION COMMITTEE

HongJiang Zhang (張宏江) *(Chairperson)*
Xiaopeng He (何小鵬)
Fang Qu (瞿芳)

CORPORATE GOVERNANCE COMMITTEE

Donghao Yang (楊東皓) *(Chairperson)*
Fang Qu (瞿芳)
HongJiang Zhang (張宏江)

JOINT COMPANY SECRETARIES

Yeqing Zheng (鄭葉青)
Ming Wai Mok (莫明慧) *(Fellow of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom)*

AUTHORISED REPRESENTATIVES

Xiaopeng He (何小鵬)
Yeqing Zheng (鄭葉青)

CORPORATE HEADQUARTERS

No. 8 Songgang Road
Changxing Street, Cencun
Tianhe District
Guangzhou
PRC

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

COMPLIANCE ADVISER

Guotai Junan Capital Limited
27/F, Low Block, Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay
Hong Kong

As to US law:
Sullivan & Cromwell (Hong Kong) LLP
20/F, Alexandra House
18 Chater Road
Central
Hong Kong

As to PRC laws:
Fangda Partners
27/F North Tower Beijing Kerry Centre
1 Guanghua Road
Chaoyang District
Beijing
PRC

As to Cayman Islands laws:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

STOCK SHORT NAME

XPENG — W

STOCK EXCHANGE STOCK CODE

9868

NYSE SYMBOL

XPEV

COMPANY WEBSITE

www.xiaopeng.com

Definitions

In this annual report, the following expressions have the meanings set out below unless the context requires otherwise.

"2019 Equity Incentive Plan"	the equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021
"ADSs"	American depositary shares, each of which represents two Class A ordinary shares
"affiliate shareholders of the Group VIEs"	(i) the individual shareholders of the Group VIEs, (ii) Guangzhou Kuntu Technology Co., Ltd., or Kuntu Technology, which is ultimately beneficially owned by Mr. Heng Xia and Mr. Tao He and holds all of equity interest in Xintu Technology, (iii) Guangzhou Xuetao; and (iv) the individual shareholders of Guangzhou Xuetao, being Mr. Yeqing Zheng. For avoidance of doubt, affiliate shareholders of the Group VIEs do not include Guangzhou Xiaopeng Motors Technology Co., Ltd., or Xiaopeng Technology, which is our subsidiary and holds 50% of equity interest in Zhipeng IoV, or Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd., or Xiaopeng Chuxing, which is our subsidiary and holds 50% of equity interest in Yidian Chuxing
"Articles of Association"	the articles of association of our Company adopted on August 20, 2020, as amended and restated in June 2023 and as amended from time to time
"BIS"	Bureau of Industry and Security of the U.S. Department of Commerce
"Board"	the board of Directors of the Company
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a one vote per share basis
"CLTC"	China Light-Duty Vehicle Test Cycle, which is developed by the China Automotive Technology & Research Center to replace European testing procedures for fuel/energy consumption and emissions

"Company", "our Company", "the Company", "XPENG" or "XPeng"	XPeng Inc., a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability, the Class A ordinary shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the ADSs of which are listed on NYSE
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Contractual Arrangements"	the series of contractual arrangements entered into among our subsidiaries, Zhipeng IoV, Yidian Chuxing and Xintu Technology and their respective shareholders
"Controlling Shareholders"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Xiaopeng He and the entities through which Mr. He has an interest in the Company
"DiDi"	DiDi Global Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands and its subsidiaries
"DiDi Share Purchase Agreement"	the Share Purchase Agreement dated August 27, 2023 among the Company, DiDi and Da Vinci Auto Co. Limited in relation to the Company's acquisition of the entire issued share capital of Xiaoju Smart Auto Co. Limited, in consideration of the Company's newly issued Class A ordinary shares
"DiDi Strategic Cooperation Agreement"	the Strategic Cooperation Agreement dated August 27, 2023 between the Company and DiDi for the cooperation on, among others, the research and development of an A-class automobile vehicle
"Director(s)"	the director(s) of the Company
"Dogotix"	Dogotix Inc., a company incorporated in the Cayman Islands with limited liability
"E/E architecture" or "EEA"	electrical/electronic architecture
"EV" or "electric vehicle"	the battery electric vehicle used for the carriage of passengers
"Foreign Investment Law"	the Foreign Investment Law of the PRC (《中華人民共和國外商投資法》), promulgated by the National People's Congress in March 2019, which became effective on January 1, 2020
"GIIA"	Guangdong Intelligent Insurance Agent Co., Ltd. (廣東智選保險代理有限公司, formerly known as Qingdao Miaobao Insurance Agent Co., Ltd. (青島妙保保險代理有限公司)

Definitions

"Global Offering"	the global offering comprises the Hong Kong public offering of 4,250,000 Class A ordinary shares as well as the international offering of 80,750,000 Class A ordinary shares initially available for subscription and 12,083,300 Class A ordinary shares pursuant to the partial exercise of the over-allotment option
"Group", "the Group", "our Group", "we", "our" or "us"	the Company and its subsidiaries and consolidated variable interest entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"Group VIE(s)"	our variable interest entity(ies) including Zhipeng IoV, Yidian Chuxing, Xintu Technology and GIIA, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Guangzhou Xuetao"	Guangzhou Xuetao Enterprise Management Co., Ltd. (廣州雪濤企業管理有限公司), a company owned by Mr. Tao He as to 50% and owned by his spouse as to 50% during the Reporting Period
"HD"	High definition
"HFCA Act"	the Holding Foreign Companies Accountable Act
"HK$" or "Hong Kong dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"ICE"	internal combustion engine
"IFRSs"	International Financial Reporting Standards, amendments and interpretations issued by the International Accounting Standards Board
"Latest Practicable Date"	April 3, 2024, being the latest practicable date for ascertaining the contents set out in this annual report
"LIDAR"	light detection and ranging
"Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange

"Listing Date"	July 7, 2021, on which the Class A ordinary shares are listed and on which dealings in the Class A ordinary shares are first permitted to take place on the Main Board of the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 20, 2020 and amended and restated in June 2023
"mid- to high-end segment"	the segment in China's passenger vehicle market with prices ranging from RMB150,000 to RMB400,000, not including any government subsidy
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules
"MPV"	multi-purpose vehicle
"NEDC"	New European Driving Cycle, which is designed to assess the emission levels of car engines and fuel economy in passenger vehicles
"NEV"	new energy passenger vehicles, comprising of battery electrics vehicles, plugin hybrid electric vehicles (including extended-range electric vehicles) and fuel cell electric vehicles
"NYSE"	New York Stock Exchange
"OEM"	automotive original equipment manufacturer
"OTA"	Over-The-Air technology
"Participant(s)"	Holder(s) of an outstanding Award granted under the 2019 Equity Incentive Plan
"PCAOB"	the U.S. Public Company Accounting Oversight Board
"PRC", "China" or "Mainland China"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires, references in this annual report to PRC, China or Mainland China exclude Hong Kong, Macau and Taiwan
"Prospectus"	the prospectus issued by the Company on June 25, 2021 in connection with the Hong Kong Public Offering

Definitions

"Reporting Period"	the year ended December 31, 2023
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of our Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of our Company
"RMB"	Renminbi, the lawful currency of the PRC
"RSU(s)"	restricted share units
"SEC"	the Securities and Exchange Commission of the United States
"Service Provider"	any person (i) who is an employee, (ii) who provides services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are material to the long term growth of the Group; or (iii) who is a member of the board of directors or similar governing body of any member of the Group
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share(s)"	the Class A ordinary share(s) and Class B ordinary share(s) in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of Shares and, where the context requires, ADSs
"Smart EV"	electric vehicles with a rich array of connectivity, advanced driver assistance systems and smart technology features
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"SUV"	sport utility vehicle
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

"U.S. GAAP"	accounting principles generally accepted in the United States
"US$"	U.S. Dollars, the lawful currency of the U.S.
"VIE(s)" or "variable interest entity(ies)"	our original variable interest entity(ies) including Zhipeng IoV, Yidian Chuxing and Xintu Technology, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Volkswagen China"	Volkswagen (China) Investment Co., Ltd. (大眾汽車(中國)投資有限公司), a company incorporated under the laws of the PRC
"Volkswagen Group"	Volkswagen AG, a company incorporated under the laws of Germany with limited liability, the shares of which are listed on Frankfurt Stock Exchange in Germany and all of its subsidiaries (including Volkswagen China and Volkswagen Nominee)
"Volkswagen Investment"	the investment by Volkswagen Group pursuant to the VW Share Purchase Agreement
"Volkswagen Nominee"	Volkswagen Finance Luxemburg S.A., a company incorporated under the laws of Luxembourg
"VW Share Purchase Agreement"	the Share Purchase Agreement dated July 26, 2023 among the Company, Volkswagen China and Volkswagen Nominee, pursuant to which Volkswagen China (or Volkswagen Nominee) agreed to subscribe 4.99% of the total issued and outstanding ordinary shares of the Company (with a cap of 94,666,666 Class A ordinary shares) upon the completion of the Volkswagen Investment
"VW Technical Framework Agreement"	the Technical Framework Agreement dated July 26, 2023 and entered into between Xiaopeng Motors and Volkswagen China in respect of the strategic technical collaboration between the Company and the Volkswagen Group
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Xiaopeng He, being the holder of the Class B ordinary shares upon Listing on the Hong Kong Stock Exchange and as of the Latest Practicable Date, entitling to weighted voting rights
"WVR Structure(s)"	has the meaning ascribed to it under the Listing Rules
"Xiaopeng Chuxing"	Guangzhou Xiaopeng Zhihui Chuxing Technology Co., Ltd. (廣州小鵬智慧出行科技有限公司), a company established in China with limited liability on June 5, 2018 and a wholly-owned subsidiary of the Company

Definitions

"Xiaopeng Motors"	Guangdong Xiaopeng Motors Technology Co., Ltd. (廣東小鵬汽車科技有限公司), a company established in China with limited liability on June 21, 2019 and a wholly-owned subsidiary of the Company
"Xiaopeng Technology"	Guangzhou Xiaopeng Motors Technology Co., Ltd. (廣州小鵬汽車科技有限公司), a company established in China with limited liability on May 12, 2016 and a subsidiary of the Company
"Xintu Technology"	Guangzhou Xintu Technology Co., Ltd. (廣州欣圖科技有限公司), a company established in China with limited liability on April 27, 2021 and a VIE of the Company
"XNGP"	XPENG Navigation Guided Pilot, which is our full-scenario ADAS solution offering advanced driver assistance
"XOS Tianji"	Our next-generation smart in-car operating system
"XPower"	Our 800V electric drive system
"Yidian Chuxing"	Guangzhou Yidian Smart Mobility Technology Co., Ltd. (廣州易點智慧出行科技有限公司), a company established in China with limited liability on May 24, 2018 and a VIE of the Company
"Zhipeng IoV"	Guangzhou Zhipeng Internet of Vehicle Technology Co., Ltd (廣州智鵬車聯網科技有限公司), a company established in China with limited liability on May 23, 2018 and a VIE of the Company
"Zhipeng Kongjian"	Jiangsu Zhipeng Kongjian Information Technology Co., Ltd. (江蘇智鵬空間信息技術有限公司, formerly known as Jiangsu Zhitu Technology Co., Ltd. (江蘇智途科技股份有限公司)
"%"	per cent

In this annual report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.